As confidentially submitted to the Securities and Exchange Commission on February 2, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Nukkleus Inc.
(Exact name of registrant as specified in its charter)

Delaware	6770	38-3912845
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

575 Fifth Ave., 14th Floor

New York, New York 10017

(212) 791-4663

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Menachem Shalom

Nukkleus Inc.

Chief Executive Officer

575 Fifth Ave., 14th Floor

New York, New York 10017

(212) 791-4663

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Cohen

McDermott Will & Schulte LLP

333 SE 2nd Avenue, Suite 4500

Miami, Florida 33131

(212) 547-5885

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date hereof.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED                     , 2026

Nukkleus Inc.

16,787,988 Shares of Common Stock

This prospectus relates to the resale from time to time by the selling stockholders named in this prospectus, including their transferees, pledgees or donees or their respective successors (collectively, the “Selling Stockholders”), of up to 16,787,988 shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”), of Nukkleus Inc., a Delaware corporation (the “Company” or “Nukkleus”), which consists of (i) 4,770,340 Shares (the “Common Shares”) and (ii) up to 12,017,648 Shares (the “Warrant Shares”) issuable upon the exercise of a warrant (the “Warrant”). The Common Shares and the Warrant were received by Star 26 Capital, Inc., a Nevada corporation (“Star 26”) as consideration in connection with the Company’s acquisition (the “Acquisition”) of 100% of the issued and outstanding capital stock of Star 26 pursuant to the terms of that certain Amended and Restated Securities Purchase Agreement and Call Option, dated September 15, 2025 (the “Purchase Agreement”), by and among the Company, Star 26, the shareholders of Star 26, and Menachem Shalom, as representative of the shareholders of Star 26. The Acquisition was completed on January 12, 2026 (the “Closing Date”). The Common Shares and the Warrant were subsequently assigned by Star 26 to the Selling Stockholders pro ratably based on their equity ownership in Star 26. The Warrant is exercisable at any time and from time to time until January 12, 2032 at an exercise price of $1.50 per share, subject to adjustment, and is subject to a blocker provision (the “Blocker”), which restricts the exercise of a Warrant if, as a result of such exercise, the holder or any of its affiliates would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding after giving effect to the issuance of Warrant Shares issuable upon exercise of the Warrant calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For a description of the Acquisition, please see “Prospectus Summary – Company Overview.”

The Shares being registered for resale represent a considerable percentage of our public float, and the sales of such Shares, or the perception that these sales could occur, could cause the market price of the Common Stock to decline significantly. In addition, we are not selling any shares of Common Stock under this prospectus and will not receive any of the proceeds from the sale of Shares by the Selling Stockholders. We are paying the cost of registering the Shares as well as various related expenses. The Selling Stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their Shares. We will, however, receive the net proceeds of the exercise of the Warrant for cash.

The Selling Stockholders may sell the Shares at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may sell the Shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders, the purchasers of the Shares, or both.

Our Common Stock is presently listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “NUKK.” The closing price for our Common Stock on January 30, 2026, as reported by Nasdaq, was $2.47 per share.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of this prospectus before making a decision to purchase our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is        , 2026

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”). Under this registration statement, the Selling Stockholders may sell from time to time in one or more offerings the Shares described in this prospectus or otherwise as described under “Plan of Distribution.”

We have not, and the Selling Stockholders have not, authorized anyone to provide you with information other than the information that we have provided or incorporated by reference in this prospectus. You should rely only on the information contained in this prospectus or in any amended prospectus that we may authorize to be delivered or made available to you and your reliance on any unauthorized information or representation is at your own risk. This prospectus may be used only in jurisdictions where offers and sales of these securities are permitted. The information appearing in this prospectus is accurate only as of the date of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, or any sale of our securities. Our business, financial condition and results of operations may have changed since those dates.

In this prospectus, unless otherwise noted, references to the “Company,” “Nukkleus,” “we,” “us,” and “our” refer to Nukkleus Inc. and its subsidiaries.

Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our securities. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our securities.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

This prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any applicable prospectus supplement or free writing prospectus, including the documents that we incorporate by reference herein and therein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future events or to our future operating or financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions (including their use in the negative) intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. As such, our actual results may differ significantly from those expressed in any forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

We discuss many of these risks in greater detail under the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in this prospectus and/or incorporated by reference into this prospectus from our most recent Annual Report on Form 10-K, the Transition Report on Form 10-KT and in our Quarterly Reports on Form 10-Q for the quarterly periods ended subsequent to our filing of such Annual Report on Form 10-K, as well as any amendments thereto reflected in subsequent filings with the SEC.

These forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statement. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. You should read this prospectus, any applicable prospectus supplement, together with the documents that we have filed with the SEC that are incorporated by reference and any free writing prospectus we have authorized for use in connection with this offering, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.

INDUSTRY, MARKET AND OTHER DATA

Certain industry, market and competitive position data contained in this prospectus supplement and the information incorporated by reference herein relate to or are based on industry studies, research, publications, surveys and other data obtained from third-party sources and our own internal estimates and research. While we believe these third-party studies, research, publications, surveys and other data to be reliable as of the date of this prospectus supplement and based on reasonable assumptions, we have not independently verified, and make no representations as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources, and all such data involve risks and uncertainties and are subject to change based on various factors. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s historical financial statements and related notes included elsewhere in this prospectus.

Company Overview

Currently, the Company, through its US-based subsidiary, is engaged in the distribution of drones’ payloads in the defense and homeland security markets within the US. In addition, through its Israeli subsidiary, we are engaged in providing services to support civil and defense aviation needs, including maintenance and repair (MRO) services, aircraft modernization, resale, and leasing, which includes the deployment of the de-icing technology for commercial aircrafts.

Previously we were a financial technology company that was focused on providing software, technology solutions, customer sales and marketing, and risk management technology hardware and software solutions packages for the worldwide retail foreign exchange (“FX”) trading industry and payment services from one fiat currency to another or to digital assets.

On January 12, 2026, we closed our acquisition of 100% of the issued and outstanding capital stock of Star 26 pursuant to the terms of the Purchase Agreement, by and among the Company, Star 26, the shareholders of Star 26, and Menachem Shalom, as representative of the shareholders of Star 26. As a result of the Acquisition, Star 26 became a wholly-owned subsidiary of the Company. The transaction was approved by the stockholders of the Company on December 16, 2025 and confirmed by Nasdaq on January 9, 2026. Pursuant to the terms of the Purchase Agreement, the aggregate consideration paid by the Company consisted of: (i) $16,000,000, which was paid to Star 26 by the issuance by the Company of a 12-month note (the “Investment Note”); (ii) $500,000 in cash, representing $5,000,000 less $4,500,000 previously borrowed by Star 26 from the Company; (iii) 4,770,340 Common Shares; (iv) the Warrant to purchase 12,017,648 Warrant Shares at an exercise price of $1.50 per share, exercisable for a period of five years from the Closing Date; (v) a promissory note in the principal amount of $3,000,000 (the “Six-Month Note”), which accrues interest at the rate of 8% per annum and matures on July 12, 2026; and (vi) a promissory note in the principal amount of $3,000,000 (the “Three-Month Note”), which matures on April 12, 2026. The Common Shares, the Warrant, the Six-Month Note and the Three-Month Note were subsequently assigned by Star 26 to the Selling Stockholders, pro ratably based on their equity ownership in Star 26. In connection with the Acquisition, the Company cancelled certain promissory notes previously issued by Star 26 to the Company in the aggregate principal amount of $4,500,000. The cancellation of said indebtedness was applied as a credit against the cash consideration otherwise payable to Star 26 at the closing of the Acquisition. The cash portion of the purchase price payable at closing was funded from the Company’s available cash on hand.

Star currently holds (1) 100% of B. Rimon Agencies Ltd. (“Rimon”), an Israeli corporation engaged as distributor of military-grade generators, masts and lighting systems and that is, among other clients, a supplier of generators for “Iron Dome” launchers, (2) 67% of Water.IO Ltd., an Israeli corporation engaged in smart hydration technology, and (3) a convertible loan issued by I.T.S. Industrial Techno-logic Solutions Ltd., an Israeli corporation which designs, develops and manufactures fully integrated electro-mechanical machines, assembly lines and custom motion systems.

If, for a period of 12 months after the closing, the Common Stock is delisted from Nasdaq, Star 26 shall have the right, at its own discretion, to require the Company to exchange the Investment Note for all the shares of Star 26 then held by the Company, provided, however, Star 26 shall retain any cash payments made by the Company to Star 26 and the Company shall retain an equity interest in Star 26 equivalent to all cash payments.

Background

The Company was formed on May 24, 2019. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities. on June 23, 2023, Brilliant Acquisition Corporation, a British Virgin Islands company (prior to the Merger “Brilliant”), entered into an Amended and Restated Agreement and Plan of Merger (as amended by the First Amendment to the Amended and Restated Agreement and Plan of Merger on November 1, 2023, the “Merger Agreement”), by and among Brilliant BRIL Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Brilliant (“Merger Sub”), and Nukkleus Inc., a Delaware corporation (“Old Nukk”). Old Nukk (f/k/a Compliance & Risk Management Solutions Inc.) was formed on July 29, 2013 in the State of Delaware as a for-profit Company and established a fiscal year end of September 30. The Merger Agreement provided that, among other things, at the closing of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into Old Nukk (the “Merger”), with Old Nukk surviving as a wholly-owned subsidiary of Brilliant.

The Merger closed on December 22, 2023. In connection with the Merger, Brilliant changed its name to “Nukkleus Inc.”

Historically, the Company, through its wholly owned subsidiary, provided software and technology solutions for the worldwide retail foreign exchange trading industry. The Company’s primary customer was Triton Capital Markets Ltd. (“TCM”) (formerly known as FXDD Malta Limited). Emil Assentato, the former CEO and a former director of the Company, is also the majority member of Max Q Investments LLC (“Max Q”), which is managed by Derivative Marketing Associates Inc. (“DMA”). Mr. Assentato is the sole owner and manager of DMA. Max Q owns 79% of Currency Mountain Malta LLC, which in turn is the sole shareholder of TCM. In order to define the services rendered to TCM, Nukkleus Limited, a wholly-owned subsidiary of the Company, entered into a General Services Agreement (“GSA”) with TCM in May 2016. The GSA provided that TCM would pay Nukkleus Limited a minimum of $1,600,000 per month. On September 30, 2024, the Company, TCM and FXDirectDealer LLC (“FXDD”) entered into a Release Agreement pursuant to which the parties confirmed that the GSA between the Company and TCM and the General Services Agreement dated May 24, 2016, as amended (“FXDD GSA”), between the Company and FDDD were terminated effective January 1, 2024. The parties further confirmed that there were no obligations or liabilities outstanding or owed between the parties as of September 30, 2024 and each party released and forever discharged the other party from any and all claims, demands, damages, actions, causes of action, or suits of any kind or nature whatsoever, both known and unknown, which have arisen or may arise from the GSA or the FXDD GSA.

The Company has historically operated its blockchain payment solutions through Digital RFQ Limited (“DRFQ”), a wholly owned subsidiary of the Match Financial Ltd (“Match”), a wholly owned subsidiary of the Company. On November 8, 2024, the Company entered into a Settlement Agreement and Release with Jamal Khurshid and Match providing that Match agreed to sell DRFQ to Mr. Khurshid or his nominee subject to the Company obtaining shareholder approval (the “Settlement Agreement”). As required by the Settlement Agreement, the Company, Match and Mr. Khurshid entered into a Share Purchase Agreement dated December 27, 2024 providing that the Company, subject to it obtaining shareholder approval, will sell DRFQ to Mr. Khurshid in consideration of £1,000. The Company believes the sale of DRFQ was in the best interest of the Company due to continuing net loss generated by DRFQ and the Company’s desire to focus on the defense sector.

As of August 2025, the Company determined that it no longer had a controlling financial interest in Digital RFQ due to loss of access to financial records. Accordingly, the Company deconsolidated DRFQ during the third quarter of fiscal year 2025. The Company was notified that on July 29, 2025, Match was placed into administration in the United Kingdom pursuant to the Insolvency Act 1986 resulting in the appointment of two administrators (the “Administrators”). The Administrators completed a pre-packaged sale of Match’s entire shareholding in DRFQ to Match Financial Holdings Limited, a newly formed entity owned by Mr. Khurshid, for nominal consideration of £102,000.

Following the appointment in September 2024 of Menachem Shalom, our current chief executive officer and a director, we have transformed from a financial technology services provider into a strategic acquirer and operator of aerospace and defense (A&D) businesses. We are building a portfolio of mission-critical suppliers and advanced technology companies and strategic infrastructure opportunities across the defense, aerospace, and advanced manufacturing sectors across the United States, Israel, and Europe.

The Company is positioned as a strategic platform company focused on acquiring, integrating, and scaling high-impact businesses in the aerospace and defense industries. Our strategy targets Tier 2 and Tier 3 suppliers that form the industrial backbone of national security infrastructure, with particular emphasis on companies offering dual-use technologies, advanced AI applications, and critical manufacturing capabilities.

Recent Developments

Nimbus Acquisition

On January 15, 2026, the Company consummated its acquisition (the “Nimbus Acquisition”) of 100% of Nimbus Drones Technologies and Marketing Ltd., an Israeli private company (“Nimbus”) specializing in professional unmanned aerial systems and services, pursuant to the terms of that certain Stock Purchase Agreement, dated January 15, 2026 (the “Nimbus Purchase Agreement”), by and among the Company, Nimbus and Elad Defense LLC (“Elad”). In connection with the closing of the Nimbus Acquisition, the Company issued to Elad as consideration (i) 1,850,000 shares of Common Stock and (ii) a $3,250,000 convertible 24-month note (the “Nimbus Note”) bearing 6% interest, which is convertible at the option of the holder at a fixed price of $2.00 per share. The Nimbus Note also prohibits the Company from issuing the holder shares that would result in the holder beneficially owning more than 4.99% of the outstanding shares of Common Stock.

Change in Independent Registered Public Accounting Firm

Effective as of January 14, 2026, the Company dismissed GreenGrowth CPAs (“GreenGrowth”) as the independent registered public accounting firm engaged to audit the Company’s financial statements and engaged Somekh Chaikin, a member firm of KPMG International (“Somekh Chaikin”), as the Company’s independent external auditors for the year ending December 31, 2025. See “Changes in and Disagreements with Accountants.”

Tiltan Acquisition

On December 30, 2025, the Company consummated its acquisition (the “Tiltan Acquisition”) of all of the issued and outstanding shares of Tiltan Software Engineering Ltd. (“Tiltan”) pursuant to a Stock Purchase Agreement, as amended (the “Tiltan Purchase Agreement”), among the Company, its wholly owned subsidiary Nukk Picolo Ltd. (“Nukk Picolo”), Tiltan and Arie Shafir (the “Tiltan Seller”), in consideration of NIS 47,600,000 (approximately $14,000,000). Pursuant to the Tiltan Purchase Agreement, the purchase price is payable in a combination of (i) cash equal to 75% of the purchase price (the “Cash Portion”), or NIS 35,700,000 (approximately $10,500,000), a portion of which (NIS 5,283,333, less NIS 666,667 retained by the Company as working capital for Tiltan) will be paid by the Company to the Tiltan Seller and the remainder of which is evidenced by a secured promissory note (the “Tiltan Note”) in the principal amount of NIS 29,750,000 (approximately $8,750,000), and (ii) shares of Common Stock equal to 25% of the purchase price (the “Stock Portion”), or NIS 11,900,000 (approximately $3,500,000). The remaining Cash Portion of NIS 29,750,000 (approximately $8,750,000) is payable by the Company in five installments at 36-day intervals until the final payment on June 29, 2026, with the first two installments each being reduced by NIS 666,667 for working capital to be retained by Tiltan. The cash payments are evidenced by the Note and secured by the pledge described below. As a result of the acquisition, Tiltan became an indirect wholly owned subsidiary of the Company.

In connection with the closing of the Tiltan Acquisition, the Company deposited 2,000,000 shares of Common Stock (the “Escrowed Shares”) into escrow with an escrow agent. On June 29, 2026, the escrow agent shall release to the Tiltan Seller shares of Common Stock having an aggregate value equal to 25% of the purchase price (NIS 11,900,000), calculated based on the market price of the Common Stock on said date. Any Escrowed Shares in excess of this amount shall be cancelled and returned to the Company. If the value of the Escrowed Shares on said date is less than 25% of the purchase price, the Company is required to either (i) issue additional shares of Common Stock to the Tiltan Seller or (ii) pay the Tiltan Seller the difference in cash, so that the Seller receives shares and/or cash having an aggregate value equal to 25% of the purchase price. as consideration that may be released to the Tiltan Seller in accordance with the Tiltan Purchase Agreement.

Also in connection with the closing of the Tiltan Acquisition, the Company issued the Tiltan Note to the Tiltan Seller. The Tiltan Note matures in five equal installments (other than the first two installments which have been reduced by NIS 666,667 for working capital to be retained by Tiltan) at 36-day intervals beginning on the 36th day following the closing date until the final payment which is due on June 29, 2026. The Tiltan Note does not bear interest unless an Event of Default (as defined in the Tiltan Note) occurs, in which case the outstanding principal amount shall bear interest at the rate of 10% per annum from the date of default until payment. Events of Default include failure to timely make a monthly installment payment within ten (10) business days after written notice is received from the Tiltan Seller, bankruptcy of the Company or Nukk Picolo, material breach of the Tiltan Purchase Agreement, and cessation of business operations for a continuous period of twenty (20) days. Upon an Event of Default, the Tiltan Seller may declare all amounts due and payable and exercise remedies under the Tiltan Note and the Pledge Agreement (as defined below).

As security for the Company’s payment obligations under the Tiltan Note and the Tiltan Purchase Agreement, Nukk Picolo entered into a pledge agreement (the “Pledge Agreement”) with the Tiltan Seller, pursuant to which Nukk Picolo granted the Tiltan Seller a first-priority security interest in all 100 shares of Tiltan acquired in the Tiltan Acquisition. The security interest shall be registered with the Israeli Registrar of Companies. Upon full payment of all amounts due under the Tiltan Note and the Tiltan Purchase Agreement, the pledge shall be released.

Special Meeting of Stockholders

On December 16, 2025, the Company held a special meeting of stockholders (the “Special Meeting”). At the Special Meeting, the Company’s stockholders approved (i) the terms of the Purchase Agreement, (ii) the issuance of shares of Common Stock upon exercise of certain outstanding warrants, (iii) the issuance of the shares of Common Stock in connection with the ELOC Purchase Agreement (as defined below) and (iv) the issuance of shares of Common Stock upon conversion of the Company’s outstanding Series A Preferred Stock.

Appointment of Chief Financial Officer

On December 8, 2025, the Board appointed Morel Levi as the Chief Financial Officer of the Company, effective as of December 8, 2025. Mr. Levi also serves as the Chief Financial Officer of Nukk Picolo and has entered into an employment agreement with Nukk Picolo. Mr. Levi receives a salary of $7,500 per month for serving as the Company’s Chief Financial Officer.

Initial Public Offering of Indirect Subsidiary

On November 28, 2025, SC II Acquisition Corp. (“SC II”), a newly formed special purpose acquisition company and indirect subsidiary of the Company, consummated its initial public offering of 17,250,000 units (the “SC II Units”) at a price of $10.00 per SC II Unit, generating gross proceeds to SC II of $172,500,000. SC Capital II Sponsor LLC, a Delaware limited liability company and indirect subsidiary of the Company (“SC II Sponsor”), in which the Company holds a majority interest, is the sponsor of SC II and acquired 255,000 additional SC II Units (the “Sponsor Units”) at a price of $10.00 per Sponsor Unit in connection with the consummation of SC II’s initial public offering.

Annual Meeting of Stockholders

On November 6, 2025, the Company held its 2025 annual meeting of stockholders (the “Annual Meeting”). At the Annual Meeting, the Company’s stockholders approved (i) the election of Menachem Shalom, David Rokach, Tomer Nagar, Aviva Volodarsky and Reuven Yeganeh as directors, (ii) the ratification of the appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent external auditors for the year ending December 31, 2025, and (iii) the adoption of the Company’s 2025 Equity Incentive Plan and the authorization of 3,950,000 shares of Common Stock for issuance under the Company’s 2025 Equity Incentive Plan.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we are not subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the SEC; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year, and the market value of our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Risk Factors Summary

Investing in our common stock involves significant risks. You should carefully consider the risks described in the section titled “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus before making a decision to invest in our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition, results of operations, or prospects could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the risks we face.

Risks Related to Our Business

●	Our unprecedented transformation from financial technology to aerospace and defense lacks any operational track record and may completely fail.

●	We are attempting to integrate multiple defense companies simultaneously without any aerospace and defense experience.

●	Our Chief Executive Officer’s commitments to other companies may limit his ability to devote full-time attention to our business and could result in competition or conflicts of interest, which could adversely affect our operations and financial performance.

●	If we do not effectively manage our growth and the associated demands on our operational, risk management, sales and marketing, technology, compliance and finance and accounting resources, our business may be adversely impacted.

●	We have divested our financial technology business and are now building a defense business, creating operational complexity and execution risk.

●	We are subject to heightened operational and cybersecurity risks.

●	Our defense technology distribution agreements expose us to rapid technological obsolescence and intense competition from larger defense contractors with greater resources and established government relationships.

●	Our recent pivot from fintech to the defense sector exposes us to new operational, regulatory, and market risks for which we have limited prior experience.

●	Our business is heavily dependent on exclusive distribution agreements with two Israeli suppliers, and any termination, non-renewal, or disruption in these relationships could severely impact our operations.

●	Our minimum purchase and revenue commitments under distribution agreements create financial risks, including potential cash flow strains and inventory overhang.

●	We do not own the intellectual property for the defense technologies we distribute, making us entirely dependent on third-party suppliers for product development, quality, and availability.

●	We rely on third parties in critical aspects of our business, which creates additional risk. Our ability to offer our services depends on relationships with other financial services institutions and entities, and our inability to maintain existing relationships or to enter into new such relationships could impact our ability to offer services to customers.

Risks Related to the Defense Industry

●	We lack the facility security clearances and cleared personnel required for 90% of U.S. defense contracts.

●	Export control violations could result in criminal prosecution and permanent debarment.

●	We face overwhelming competition from established prime contractors.

●	We must comply with complex defense regulations without any infrastructure.

●	Our defense distribution business is subject to complex export control laws and regulations, including ITAR and EAR, and failure to comply could result in significant fines, loss of export privileges, and reputational damage.

●	Dependence on government and homeland security customers exposes us to risks associated with budget constraints, procurement processes, and policy changes.

●	The defense procurement process is lengthy, complex, and highly competitive, which may prevent us from achieving the revenue targets required under our distribution agreements.

●	We face potential liability and indemnification obligations related to the defense products we distribute, which could expose us to significant financial losses.

Risks Related to Our International Operations

●	Our Israeli operations face active military conflict without war risk insurance.

●	Operating across multiple jurisdictions creates irreconcilable legal conflicts.

●	Our foreign ownership structure may permanently preclude classified U.S. defense programs.

●	Geopolitical tensions, international conflicts, or changes in U.S.-Israel relations could disrupt our supply chain and restrict our ability to distribute defense technologies.

●	We are subject to stringent U.S. and international regulations governing defense technologies, and non-compliance could result in fines, loss of licenses, or restrictions on our operations.

Risks Related to Our Financial Condition

●	We have no meaningful revenue after terminating our largest customer.

●	Our accumulated deficit and negative working capital raise substantial doubt about our ability to continue as a going concern.

●	We lack the financial infrastructure required for defense contracting.

●	Nasdaq delisting proceedings threaten our existence.

●	There is no assurance that we will achieve and maintain profitability or that our revenue and business models will be successful.

●	Changes in U.S. and foreign tax laws, as well as the application of such laws, could adversely impact our financial position and operating results.

●	If our estimates or judgment relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

●	The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

●	Business metrics and other estimates are subject to inherent challenges in measurement, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics.

●	As a public company, we are required to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our stock.

●	We might require additional capital to support business growth, and this capital might not be available or may require stockholder approval to obtain.

Risks Related to Our Employees and Other Service Providers

●	In the event of employee or service provider misconduct or error, our business may be adversely impacted.

●	The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results, and financial condition.

●	Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business and operating results could be adversely impacted.

Additional Risk Factors

●	Cybersecurity requirements exceed our current capabilities and cyberattacks and security breaches of our systems, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results and financial condition.

●	Environmental liabilities could exceed our resources.

●	Related party transactions create inherent conflicts.

●	Acquisitions, joint ventures or other strategic transactions create certain risks and may adversely affect our business, financial condition or results of operations.

●	Delaware law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Corporate Information

We were incorporated in the state of Delaware on May 24, 2019 under the name “Brilliant Acqusition Corporation”, a BVI company. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities. on June 23, 2023, Brilliant entered into the Merger Agreement by and among Merger Sub and Old Nukk. Old Nukk (f/k/a Compliance & Risk Management Solutions Inc.) was formed on July 29, 2013 in the State of Delaware as a for-profit Company and established a fiscal year end of September 30. The Merger Agreement provided that, among other things, at the closing of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into Old Nukk, with Old Nukk surviving as a wholly-owned subsidiary of Brilliant. The Merger closed on December 22, 2023. In connection with the Merger, Brilliant changed its name to “Nukkleus Inc.”

Our principal executive offices are located at 575 Fifth Avenue, 14th Floor, New York, New York 10017. Our main telephone number is (212) 791-4663. We maintain a website at www.nukk.com. Information contained on or accessible through our website is not, and should not be considered, part of, or incorporated by reference into, this prospectus and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus in deciding whether to purchase our securities.

THE OFFERING

This prospectus relates to the resale from time to time by the Selling Stockholders of up to 16,787,988 Shares, which consists of 4,770,340 Common Shares and up to 12,017,648 Warrant Shares issuable upon the exercise of the Warrant. The Common Shares and the Warrant were received by Star 26 as consideration in connection with the Acquisition and were subsequently assigned by Star 26 to the Selling Stockholders pro ratably based on their equity ownership in Star 26.

Common Stock offered by the Selling Stockholders	Up to 16,787,988 Shares, which consists of 4,770,340 Common Shares and up to 12,017,648 Warrant Shares issuable upon the exercise of the Warrant.

Common Stock outstanding before Offering:	24,397,814

Shares of Common Stock to be outstanding after this offering (assuming all shares of Common Stock are issued upon exercise)	41,185,802

Use of Proceeds	All of the Shares sold pursuant to this prospectus will be offered and sold by the Selling Stockholders. We will not receive any proceeds from such sales. We would, however, receive proceeds upon the exercise of the Warrant held by the Selling Stockholders which, if such Warrant is exercised for cash in full, would be $18,026,472. Proceeds, if any, received from the exercise of the Warrant will be used for working capital and general corporate purposes. No assurances can be given that any of the Warrant will be exercised. See “Use of Proceeds.”
Restrictions on securities	Under the terms of the Warrant, a holder may not exercise the Warrant to the extent (but only to the extent) such holder or any of its affiliates would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding after giving effect to the issuance of Warrant Shares issuable upon exercise of the Warrant calculated in accordance with Section 13(d) of the Securities Exchange Act.

Terms of Offering	Each Selling Stockholder will determine when and how it will sell the Shares offered in this prospectus, as described in “Plan of Distribution.”

Risk Factors	An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors.”

Nasdaq Trading Symbol	“NUKK.”

The number of shares of Common Stock outstanding after this offering is based on 29,168,154 shares of Common Stock issued and outstanding as of January 26, 2026 and excludes the following:

●	4,823 shares of Common Stock issuable upon the exercise of outstanding stock options having a weighted average exercise price of $550.60 per share;

●	4,643,560 shares of Common Stock issuable upon the exercise of outstanding warrants having a weighted exercise price of $21.02 per share; and

RISK FACTORS

An investment in our securities involves a high degree of risk. This prospectus contains the risks applicable to an investment in our securities. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in this prospectus and/or incorporated by reference into this prospectus from our most recent Annual Report on Form 10-K, the Transition Report on Form 10-KT and in our Quarterly Reports on Form 10-Q for the quarterly periods ended subsequent to our filing of such Annual Report on Form 10-K, as well as any amendments thereto reflected in subsequent filings with the SEC. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

Risks Related to Our Business

Our unprecedented transformation from financial technology to aerospace and defense lacks any operational track record and may completely fail.

We are attempting a complete business model transformation with no prior experience in the defense industry. This transformation required or requires us to: divest our existing operations; acquire and integrate multiple defense companies; establish new regulatory compliance systems for ITAR, DFARS, and other regulations; obtain facility security clearances that typically take 12-18 months; recruit cleared personnel in a competitive market; and develop prime contractor relationships from scratch, all within a short timeframe.

We have never managed a defense program, never held a government contract, never obtained security clearances, and have no established relationships with prime defense contractors. The defense industry operates under fundamentally different business models, regulations, and customer requirements than financial services. There is no assurance that we will successfully execute this transformation or generate any returns from the substantial capital being deployed. Our complete lack of defense industry track record means investors are funding an entirely unproven strategy that may result in total loss of invested capital.

We are attempting to integrate multiple defense companies simultaneously without any aerospace and defense experience.

We have recently acquired Star 26, Tiltan and Nimbus, and are constantly pursuing other targets, all within a compressed timeframe and without any defense industry acquisition or integration experience. Each acquisition involves different countries (U.S., Israel, Europe), currencies, regulatory regimes, and business models. Managing simultaneous integrations of this magnitude typically requires extensive expertise, dedicated integration teams, and proven playbooks—none of which we possess.

Historical data shows that 70-90% of acquisitions fail to achieve projected synergies, and our complete lack of industry experience significantly increases this failure risk. We may discover post-closing that acquired technologies are obsolete, customer relationships are not transferable, key employees depart, or compliance violations trigger penalties. The complexity of simultaneous multi-jurisdictional defense acquisitions without relevant experience creates extreme execution risk.

Our Chief Executive Officer’s commitments to other companies may limit his ability to devote full-time attention to our business and could result in competition or conflicts of interest, which could adversely affect our operations and financial performance.

Menachem Shalom, our Chief Executive Officer, also serves as the Chief Executive Officer of Star 26, Motomova Inc., and Hold Me Ltd. These roles require Mr. Shalom to devote significant time and resources to the management and strategic direction of these other companies, which may reduce the time and attention he can dedicate to Nukkleus. This divided focus could impair our ability to execute our business strategy, particularly as we transition to a defense-focused company following the acquisition of Star 26 and the sale of our Digital RFQ (DRFQ) business. The competing demands on Mr. Shalom’s time may delay critical decision-making, hinder our ability to respond to market opportunities, or weaken our operational oversight, all of which could materially adversely affect our business, financial condition, and results of operations.

Furthermore, the businesses of Star 26, Motomova Inc., and Hold Me Ltd. may operate in sectors or pursue opportunities that compete with our current or future operations. While Star 26 is now our wholly-owned subsidiary, Motomova Inc. and Hold Me Ltd. are separate entities with potentially divergent interests. Mr. Shalom’s involvement in these companies could lead to conflicts of interest, including the allocation of business opportunities, resources, or strategic priorities that may favor these other entities over Nukkleus. Any such competition or conflicts could harm our competitive position, limit our growth prospects, and negatively impact the value of our securities.

If we do not effectively manage our growth and the associated demands on our operational, risk management, sales and marketing, technology, compliance and finance and accounting resources, our business may be adversely impacted.

In our recent acquisitions, including our acquisitions of Star 26, Tiltan and Nimbus, our business has become increasingly complex by expanding the services we offer to include financial services and payment processing services. To effectively manage and capitalize on our growth, we must continue to expand our information technology and financial, operating, and administrative systems and controls, and continue to manage headcount, capital, and processes efficiently. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business as it expands across numerous jurisdictions, including difficulties in hiring, training, and managing an employee base. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we do not adapt to meet these evolving challenges, or if our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely, and reliable reports on our financial and operating results, including the financial statements provided herein, and could impact the effectiveness of our internal controls over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions, or fraud, though we have experienced no such material errors, omissions or fraud in the past. For example, our employees may fail to identify transaction errors or fraudulent information provided by our customers. Any of the foregoing operational failures could lead to noncompliance with laws, loss of operating licenses or other authorizations, or loss of bank relationships that could substantially impair or even suspend company operations.

We intend to continue to develop our technology, in particular our blockchain-enabled payment processing offering. Successful implementation of this strategy may require significant expenditures before any substantial associated revenue is generated and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth. Our growth may not be sustainable and depends on our ability to retain existing customers, attract new customers, expand product offerings, and increase processed volumes and revenue from both new and existing customers.

The future growth of our business depends on its ability to retain existing customers, attract new customers as well as getting existing customers and new customers to increase the volumes processed through our payments platform and therefore grow revenue. Our customers are not subject to any minimum volume commitments and they have no obligation to continue to use our services, and we cannot be sure that customers will continue to use our services or that we will be able to continue to attract new volumes at the same rate as we have in the past.

A customer’s use of our services may decrease for a variety of reasons, including the customer’s level of satisfaction with our products and services, the expansion of business to offer new products and services, the effectiveness of our support services, the pricing of our products and services, the pricing, range and quality of competing products or services, the effects of global economic conditions, regulatory or financial institution limitations, trust, perception and interest in foreign exchange and payment processing services and in our products and services, or reductions in the customer’s payment and transfer activity. Furthermore, the complexity and costs associated with switching to a competitor may not be significant enough to prevent a customer from switching service providers, especially for larger customers who commonly engage more than one payment service provider at any one time.

Any failure by us to retain existing customers, attract new customers, and increase revenue from both new and existing customers could materially and adversely affect our business, financial condition, results of operations and prospects. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations.

We have divested our financial technology business and are now building a defense business, creating operational complexity and execution risk.

We completed the sale of our Digital RFQ business to its former management and are now focused on acquiring and integrating defense companies. This dual-track strategy has required and may continue to require management attention and resources across divergent activities, including: negotiating divestiture terms while managing acquisition integrations; maintaining legacy compliance obligations while implementing new defense regulations; supporting existing financial services customers during transition while pursuing defense customers; and managing employee uncertainty across both divesting and acquiring operations. The complexity of completing divestitures and acquisitions within a short timeframe significantly increases execution risk and the potential for value destruction in both transactions.

We are subject to heightened operational and cybersecurity risks.

We are subject to heightened operational and cybersecurity risks. Many of our employees work from their homes or other non-company dwellings. Technologies in our employees’ and service providers’ homes and shared office spaces may not be as robust and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable. Further, the security systems in place at our employees’ and service providers’ homes and shared office spaces may be less secure than those used in corporate offices, and while we have implemented technical and administrative safeguards to help protect our systems when our employees and service providers work from home, we may be subject to increased cybersecurity risk which could expose us to risks of data or financial loss, and could disrupt our business operations. There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees and service providers accessing company data and systems remotely.

Our defense technology distribution agreements expose us to rapid technological obsolescence and intense competition from larger defense contractors with greater resources and established government relationships.

The defense drone payload market is characterized by rapid technological advancement and intense competition from established defense contractors such as Lockheed Martin, Raytheon, and Northrop Grumman, as well as specialized drone companies like AeroVironment and Kratos Defense. These competitors possess significantly greater financial resources, established relationships with government procurement officials, and proven track records in defense contracting. BladeRanger’s patent-pending autonomous drone navigation technology, while promising, faces competition from well-funded competitors who may develop superior technologies or secure key government contracts that could limit our market access. Additionally, the defense technology sector is subject to rapid obsolescence, and any failure by BladeRanger to continue innovating or maintain technological superiority could render our distribution rights less valuable or unmarketable.

Our recent pivot from fintech to the defense sector exposes us to new operational, regulatory, and market risks for which we have limited prior experience.

We have recently transitioned our business focus from financial technology services to the distribution of advanced defense technologies, primarily through exclusive distribution agreements with Israeli-based companies. This pivot represents a significant shift in our operations, requiring us to develop new expertise in the defense and homeland security markets, including sales, marketing, compliance, and supply chain management tailored to highly regulated industries. Our management team and employees have limited experience in the defense sector, which may result in challenges adapting to industry-specific practices, customer requirements, and competitive dynamics. Failure to effectively manage this transition could lead to operational inefficiencies, delays in fulfilling distribution obligations, or inability to capitalize on market opportunities, adversely affecting our business, financial condition, and results of operations.

Our business is heavily dependent on an exclusive distribution agreement with an Israeli suppliers, and any termination, non-renewal, or disruption in this relationship could severely impact our operations.

Our current business model relies almost entirely on an exclusive U.S. distribution agreement executed in August 2025 with BladeRanger Ltd. for drone payload systems. This agreement grants us rights limited to the U.S. defense and homeland security markets and imposes minimum purchase or revenue commitments (e.g., 5, 10, and 15 payloads in Years 1-3). Failure to meet these commitments could result in termination of the agreement, loss of exclusivity, or penalties, forcing us to seek alternative suppliers on less favorable terms or cease operations in these product lines. Any disputes with our suppliers, changes in their business strategies, or external factors affecting their ability to supply products (such as production delays or quality issues) could disrupt our inventory, delay deliveries to customers, and lead to lost revenue or reputational damage.

Our minimum purchase and revenue commitments under distribution agreements create financial risks, including potential cash flow strains and inventory overhang.

The BladeRanger agreement requires us to meet escalating minimum commitments, starting at 5 payloads in Year 1 and increasing thereafter. If market demand falls short—due to economic downturns, technological shifts, or competitive pressures—we may be forced to purchase excess inventory or incur shortfall penalties, straining our liquidity and working capital. Excess inventory could lead to obsolescence write-offs if products become outdated before sale. Our ability to finance these commitments depends on generating sufficient cash flows or accessing capital markets, and failure to do so could lead to defaults, termination of agreements, or dilution of shareholder equity through additional financing.

Intellectual property risks associated with distributed technologies could lead to infringement claims or loss of competitive advantages.

While we distribute products incorporating patent-pending technologies (e.g., BladeRanger’s autonomous drone navigation), we do not own the underlying intellectual property, relying instead on our suppliers’ protections. Third parties may challenge the validity of these patents or assert infringement claims against us or our customers, potentially resulting in costly litigation, injunctions, or indemnity obligations. If our suppliers fail to defend their IP adequately, or if we inadvertently violate others’ rights during distribution, we could face damages, product recalls, or restrictions on sales. Moreover, the defense industry’s emphasis on proprietary technologies heightens the risk of trade secret misappropriation or cybersecurity breaches, which could compromise sensitive information and damage our relationships with suppliers and customers.

Supply chain vulnerabilities, including reliance on foreign manufacturing, could increase costs and disrupt operations.

Our products are manufactured in Israel, exposing us to risks such as currency fluctuations, tariffs, trade barriers, or global supply chain disruptions (e.g., from pandemics, natural disasters, or raw material shortages). Delays in international shipping or customs clearance could prevent timely delivery to U.S. customers, leading to contract cancellations or penalties. As a distributor, we have limited control over our suppliers’ production processes, quality assurance, or cost structures. BladeRanger’s reported 237% revenue growth in 2024 may strain its capacity to scale production. Any increases in supplier costs passed on to us could erode our margins, and inability to pass these on to customers could reduce competitiveness.

Market acceptance of our distributed products is uncertain, and failure to achieve projected demand could impair our growth prospects.

The success of our business depends on the adoption of BladeRanger’s drone payloads in the U.S. defense market, which may be influenced by factors beyond our control, such as evolving threat landscapes, budget allocations for unmanned systems, or preferences for integrated solutions. If these technologies do not meet customer expectations for performance, reliability, or integration, or if alternative solutions gain traction, demand could be lower than anticipated. Our projections assume growth aligned with our suppliers’ innovations, but actual market penetration may vary, particularly given BladeRanger’s long history since 1968 contrasted with potential skepticism toward newer distributors like us. Low demand could hinder our ability to meet revenue commitments, resulting in financial losses and challenges in scaling operations.

We have entered into exclusive distribution agreements with minimum purchase and revenue commitments that we may be unable to meet, which could result in the loss of exclusivity or termination of these agreements, materially harming our business and financial condition.

Our exclusive distribution agreement with BladeRanger Ltd. requires us to achieve substantial minimum purchase targets. Specifically, we must purchase minimum quantities of drone payloads from BladeRanger (5 units in Year 1, 10 units in Year 2, and 15 units in Year 3). If we fail to meet these commitments, we may lose our exclusive distribution rights or face agreement termination, which would adversely impact our defense sector strategy.

We do not own the intellectual property for the defense technologies we distribute, making us entirely dependent on third-party suppliers for product development, quality, and availability.

The defense technologies we distribute remain the intellectual property of BladeRanger. We have no control over product development, manufacturing quality, delivery schedules, or pricing of the underlying technology. Any disruption in our relationships with these suppliers, their inability to deliver products, or changes in their business strategies could severely impact our ability to generate revenue from these agreements.

Any significant disruption in our technology could adversely impact our brand and reputation and our business, operating results, and financial condition.

During our transformation period, we are building new technology infrastructure to support defense operations and have divested our legacy financial technology systems. Our reputation and ability to grow our defense business depends on our ability to develop and maintain systems that meet defense industry standards for reliability, scalability, and performance, including compliance with DFARS cybersecurity requirements and maintaining systems capable of handling classified information processing once we obtain necessary clearances. The proper functioning of our future defense products and services will depend on secure networks, encrypted communications, and systems that meet government security standards.

Our systems, the systems of our third-party service providers and partners, and defense networks we will interact with, have experienced from time to time and may experience in the future service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. In addition, extraordinary site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Some of our systems, particularly those we have acquired from Star 26 and Tiltan, or the systems of our third-party service providers and partners are not fully redundant, and our or their disaster recovery planning may not be sufficient for all possible outcomes or events.

If any of our systems, or those of our third-party service providers, are disrupted for any reason, our defense products and services may fail, resulting in unanticipated disruptions, slower response times and delays in our services. For defense contracts, system failures could result in program delays, cost overruns, performance penalties, or contract terminations. This could lead to missed contract milestones, incomplete or inaccurate program reporting, loss of sensitive government information, increased demand on limited program management resources, government claims, and complaints with regulatory organizations, lawsuits, or enforcement actions. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of our products and services could harm our business. Frequent or persistent interruptions in our services could cause current or potential defense customers or partners to believe that our systems are unreliable, leading them to select other contractors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands in the defense community. Moreover, to the extent that any system failure or similar event results in damages to our customers or their programs, these customers or the government could seek significant compensation or contractual penalties from us for their losses, and those claims, even if unsuccessful, are likely to be time-consuming and costly for us to address. Problems with the reliability or security of our systems would harm our reputation, and damage to our reputation and the cost of remedying these problems could negatively affect our business, operating results, and financial condition. In addition, we are continually developing our information systems and technologies to meet defense industry requirements. Implementation of new systems and technologies is complex, expensive, time-consuming, and may not be successful. If we fail to timely and successfully implement new information systems and technologies, or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could have an adverse impact on our business, internal controls (including internal controls over financial reporting), operating results, and financial condition. Because we will be subject to defense regulation in multiple jurisdictions, frequent or persistent interruptions could also lead to regulatory scrutiny, significant fines and penalties, potential debarment, and mandatory and costly changes to our business practices, and ultimately could cause us to lose facility security clearances or government contracts that we need to operate, or prevent or delay us from obtaining additional clearances and contracts that may be required for our business.

We rely on third parties in critical aspects of our business, which creates additional risk. Our ability to offer our services depends on relationships with other financial services institutions and entities, and our inability to maintain existing relationships or to enter into new such relationships could impact our ability to offer services to customers.

As we build our defense business, we will depend on relationships with prime defense contractors, specialized subcontractors, and government-approved suppliers. We will depend on various third-party partners including prime contractors who control access to major defense programs, cleared facilities for classified work, and specialized defense supply chains.

To participate in defense programs, we must establish relationships with prime contractors and other defense companies for teaming agreements, joint ventures, and subcontracting opportunities. Major primes like Lockheed Martin, Boeing, and Raytheon control the majority of defense spending and often prefer working with established partners. Our ability to win defense contracts depends on our ability to establish these critical relationships despite our lack of track record.

Also, critical aspects of our defense technology will rely on third-party technologies, including specialized defense components, ITAR-controlled technologies, and government-furnished equipment. Our lack of established relationships in the defense industry and foreign ownership structure may be an impediment to our ability to establish partnerships with major defense contractors. Should potential partners refuse to work with us, we would be at risk of being unable to participate in major defense programs.

Third parties upon which we rely for defense programs may refuse to partner with us, may breach their agreements with us, refuse to enter into agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to established defense contractors, any of which could prevent us from competing effectively and materially and adversely affect our business, financial condition, results of operations and prospects.

Some third parties that provide services to the defense industry may have significant market power and be able to impose unfavorable terms on new entrants like us. In addition, there can be no assurance that third parties will be willing to work with us on acceptable terms, or at all. If we cannot establish necessary partnerships, we may be unable to compete for defense contracts, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to the Defense Industry

We lack the facility security clearances and cleared personnel required for 90% of U.S. defense contracts.

Approximately 90% of U.S. defense contracts require facility security clearances that we completely lack. Obtaining clearances involves: 12-18 month investigation periods; extensive ownership documentation complicated by our foreign ties; sophisticated security system implementation; designation of cleared U.S. citizen executives; and ongoing compliance costs exceeding $500,000 annually. Our foreign ownership through Israeli subsidiaries may preclude certain clearance levels entirely or require restrictive FOCI mitigation agreements. Without clearances, we are excluded from classified programs, sole-source contracts, prime contractor opportunities, and the majority of defense spending.

Fixed-price defense contracts expose us to unlimited losses without cost estimation experience.

The majority of defense contracts are fixed-price, meaning we bear all risk of cost overruns. We have zero experience estimating defense program costs, which require sophisticated models accounting for technical complexity, regulatory compliance, supply chain volatility, labor escalation, and schedule delays. Industry data shows 65% of major defense programs experience cost overruns exceeding 25%. Our lack of historical data, experienced estimators, and program management expertise virtually guarantees significant losses. A single major fixed-price contract loss could exceed our entire equity base.

Export control violations could result in criminal prosecution and permanent debarment.

Operating in defense requires strict ITAR and EAR compliance, where violations carry criminal penalties, fines up to $1 million per violation, and permanent debarment. We lack export compliance programs, technology control plans, licensing expertise, deemed export procedures, and supply chain compliance systems. Our Israeli operations create immediate deemed export risks. Recent enforcement actions include: Raytheon paying $100 million, multiple executive criminal convictions, and permanent debarments. Our lack of compliance infrastructure creates extreme risk of violations that could destroy our business.

We face overwhelming competition from established prime contractors.

The aerospace and defense industry is dominated by companies like Lockheed Martin, Boeing, and Raytheon with 100+ year histories, billions in R&D budgets, thousands of cleared personnel, established customer relationships, and political influence. These contractors win 80% of defense dollars through evaluation criteria favoring past performance we don’t have. As a new entrant with zero track record, we face insurmountable disadvantages in competing for contracts. Small defense companies have failure rates exceeding 60% within five years.

We must comply with complex defense regulations without any infrastructure.

Defense operations require compliance with ITAR, DFARS, CMMC, FAR, CAS, and other regulations for which we have zero infrastructure or expertise. Implementation costs typically exceed $3-5 million in year one. Common violations include inadvertent technical discussions, missing flow-down clauses, and inadequate cybersecurity. Recent enforcement: Raytheon paid $950 million, Boeing suspended from contracts. Our lack of compliance infrastructure virtually guarantees violations resulting in suspension or debarment.

Our defense distribution business is subject to complex export control laws and regulations, including ITAR and EAR, and failure to comply could result in significant fines, loss of export privileges, and reputational damage.

The distribution of drone payloads and advanced defense software is subject to strict U.S. export control regulations, including the International Traffic in Arms Regulations (ITAR) and Export Administration Regulations (EAR). We must obtain and maintain appropriate licenses and ensure compliance with all export restrictions. Any violations, even inadvertent ones, could result in criminal and civil penalties, loss of export privileges, debarment from government contracts, and severe reputational harm.

Dependence on government and homeland security customers exposes us to risks associated with budget constraints, procurement processes, and policy changes.

A significant portion of our target market consists of U.S. government agencies, military branches, and homeland security entities, whose purchases are subject to federal budgeting cycles, sequestration, or shifts in defense priorities. Reductions in defense spending, delays in appropriations, or changes in administration policies could decrease demand for our distributed products, impacting our revenue projections. Government procurement processes are often lengthy, competitive, and unpredictable, requiring us to navigate complex bidding requirements without guaranteed success. Moreover, as a distributor rather than a manufacturer, we may face challenges in qualifying for certain contracts that favor direct suppliers or U.S.-based entities. Failure to secure key contracts or adapt to policy shifts could result in underutilization of our distribution rights, inability to meet minimum commitments under our agreements, and substantial financial harm.

The defense procurement process is lengthy, complex, and highly competitive, which may prevent us from achieving the revenue targets required under our distribution agreements.

Sales to defense and homeland security customers typically involve long procurement cycles, extensive testing and certification requirements, competitive bidding processes, and budget constraints. These factors could make it difficult to achieve the aggressive revenue targets we have committed to, particularly the $3 million first-year revenue requirement under the Tiltan agreement and the escalating purchase requirements under the BladeRanger agreement.

We face potential liability and indemnification obligations related to the defense products we distribute, which could expose us to significant financial losses.

As the exclusive U.S. distributor of drone payloads and defense software, we may face product liability claims, indemnification obligations, or lawsuits related to product performance, defects, or misuse. While our agreements include certain protections, we could still face substantial legal costs, damages, and reputational harm from claims related to these defense technologies, particularly given their use in critical security applications.

Risks Related to Our International Operations

Our Israeli operations face active military conflict without war risk insurance.

Our Israeli subsidiaries operate in an active conflict zone with ongoing military operations. Risks include: missile attacks that could destroy facilities; mandatory reserve duty removing 30% of workforce; flight suspensions preventing logistics; supply chain disruptions; cyber attacks on defense companies; and economic impacts from mobilization. Standard insurance excludes war risks, and specialized coverage is unavailable or prohibitively expensive. During the October 2023 conflict, Israeli companies experienced 40% workforce reductions and 60-day operational suspensions. War-related losses would be entirely unrecovered.

Operating across multiple jurisdictions creates irreconcilable legal conflicts.

Our U.S., Israeli, and European operations create conflicts between national security laws, technology transfer restrictions, and foreign investment regulations. Critical conflicts include: U.S. ITAR restrictions versus Israeli technology requirements; CFIUS powers versus Israeli defense controls; EU privacy laws versus U.S. surveillance requirements; and conflicting sanctions regimes. Compliance with one jurisdiction’s laws may violate another’s, creating permanent risk regardless of our compliance efforts.

Our foreign ownership structure may permanently preclude classified U.S. defense programs.

Our foreign ties may exclude us from classified programs representing 40% of defense spending. The National Industrial Security Program requires FOCI mitigation that severely restricts operations. Even with mitigation, we would be excluded from Special Access Programs and the highest-value contracts. Major primes increasingly refuse to work with FOCI-mitigated companies. Our structure may create an insurmountable barrier to 40% of the U.S. defense market.

Geopolitical tensions, international conflicts, or changes in U.S.-Israel relations could disrupt our supply chain and restrict our ability to distribute defense technologies.

As our suppliers are based in Israel, our operations are vulnerable to geopolitical risks in the Middle East, including ongoing conflicts, political instability, or escalations involving Israel. Such events could lead to supply disruptions, increased costs for shipping or insurance, or export restrictions imposed by Israeli authorities. Furthermore, shifts in U.S. foreign policy, trade relations with Israel, or sanctions could limit our access to these technologies. For instance, heightened tensions might result in delays at ports, damage to supplier facilities, or workforce disruptions in Israel, directly impacting our ability to fulfill customer orders. If we cannot secure alternative sources quickly, these risks could cause significant interruptions in our business, leading to breaches of customer contracts, financial losses, and potential legal liabilities.

We are subject to stringent U.S. and international regulations governing defense technologies, and non-compliance could result in fines, loss of licenses, or restrictions on our operations.

The distribution of defense-related products, including drone payloads and software for GPS-denied navigation, AI simulations, 3D mapping, and multi-sensor management, is heavily regulated under U.S. laws such as the International Traffic in Arms Regulations (ITAR), Export Administration Regulations (EAR), and the Arms Export Control Act. These regulations require us to obtain export licenses, register as a defense exporter, and comply with end-user restrictions, particularly since our products originate from Israel and are intended for U.S. defense and homeland security applications. Violations, even unintentional, could lead to civil or criminal penalties, revocation of licenses, or debarment from government contracts. Additionally, changes in regulatory interpretations or heightened scrutiny of foreign-sourced defense tech could impose new compliance burdens, increasing our costs and delaying product distribution. Our limited experience in this regulatory environment heightens the risk of oversight failures, which could materially adversely affect our business and reputation.

Risks Related to Our Financial Condition

We have no meaningful revenue after terminating our largest customer.

Following the mutual termination of our agreement with Triton Capital Markets Ltd. (“TCM”) effective September 30, 2024, our Digital RFQ business, which previously generated approximately $1.6 million in monthly revenue, ceased operations. Our current revenue is limited to minimal amounts from legacy operations as we transition to a defense-focused business model. New defense contracts, if obtained, typically require 18-24 months before generating meaningful revenue, creating a significant revenue gap during our transformation period.

Our accumulated deficit and negative working capital raise substantial doubt about our ability to continue as a going concern.

Our financial condition includes accumulated deficits, negative working capital, and ongoing losses that raise substantial doubt about our ability to continue as a going concern. The September 2025 private placement gross proceeds of $10 million, less offering expenses and after accounting for our current monthly operating expenses of approximately $1.5-2.0 million, are expected to fund operations for approximately 4-6 months based on management’s current operating plans and assumptions. Going concern opinions trigger loan defaults, supplier credit restrictions, customer reluctance, and employee departures. Defense customers require financial stability we cannot demonstrate. The substantial doubt about our continuation could force bankruptcy before our transformation can be implemented.

We lack the financial infrastructure required for defense contracting.

Defense contractors require: performance bonds equaling 100% of contract value; payment bonds; letters of credit; working capital lines for 60-90 day payment cycles; and DCAA-compliant accounting systems. Surety companies require 3 years of profitable operations we don’t have. Banks won’t provide credit without contract history and positive cash flow. Without bonding, we cannot bid on contracts exceeding $150,000. These gaps exclude us from meaningful defense contracts.

Nasdaq delisting proceedings threaten our existence.

On August 28, 2025, we received a deficiency letter from Nasdaq indicating that we no longer complied with the minimum Market Value of Listed Securities requirement of $50 million for continued listing. On September 26, 2025, we received written confirmation from Nasdaq that we had regained compliance with the minimum Market Value of Listed Securities requirement and the matter was now closed. There can be no guarantee that we will continue to meet the requirements for listing on Nasdaq. Our failure to maintain compliance, and our failure to regain compliance thereafter, could result in delisting, which would trigger debt acceleration, acquisition agreement breaches, loss of blue sky law exemptions, elimination of trading liquidity, inability to use stock as currency, and severe capital raising constraints. Based on historical precedent, companies receiving deficiency notices face significant challenges in maintaining regaining compliance. Delisting would effectively end our transformation strategy.

There is no assurance that we will achieve and maintain profitability or that our revenue and business models will be successful.

Our ability to achieve and maintain profitability is based on numerous factors, many of which are beyond our control. We may not be able to generate sufficient revenue to maintain profitability in the short or long-term. Our revenue growth may slow, or our revenue may decline for a number of other reasons, including reduced demand for our offerings, increased competition, a decrease in the usage of blockchain technologies generally, or any failure to capitalize on growth opportunities.

We are continually refining our revenue and business model and have shifted our focus to the development and commercialization of our Platforms. There is no assurance that these efforts will be successful or that we will generate revenues commensurate with our efforts and expectations or become or stay profitable. We may be forced to make significant changes to our revenue and business model to compete with our competitors’ offerings, and even if such changes are undertaken, there is no guarantee that they will be successful or profitable. Additionally, we will need to hire, train, and integrate qualified personnel to meet and further such changes to our business objectives at potentially significant additional expense. Failure to successfully implement revenue and business models or manage related expenses could cause us to be unprofitable and have an adverse effect on our business, operating results and financial condition.

Changes in U.S. and foreign tax laws, as well as the application of such laws, could adversely impact our financial position and operating results.

We are subject to complex income and non-income tax laws and regulations in the United States and a variety of foreign jurisdictions. Our Israeli subsidiaries and cross-border defense operations create particular complexity. Both the United States and foreign jurisdictions may revise corporate income tax and other non-income tax laws which could impact the amount of tax due in such jurisdiction.

Our determination of our corporate income tax liability is subject to review and may be challenged by applicable U.S. and foreign tax authorities. Any adverse outcome of such challenge could harm our operating results and financial condition. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is complex and uncertain. Defense contracts often involve complex cost accounting standards and allowable cost determinations that affect tax treatment. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. Furthermore, as we operate in multiple taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the characterization and source of income or other tax items, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. The transfer of defense technology between our U.S. and Israeli operations raises particular transfer pricing complexities. The taxing authorities of the jurisdictions in which we operate may challenge our tax treatment of certain items or the methodologies we use for valuing developed technology or intercompany arrangements, which could impact our worldwide effective tax rate and harm our financial position and operating results.

We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes in the United States and various foreign jurisdictions. A change in the tax law could impact tax positions which could result in an increased exposure related to such tax liabilities. Such changes could have an adverse effect on our operating results and financial condition.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” (as defined under Sections 382 and 383 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs and certain other tax attributes to offset post-change taxable income or taxes.

We have not performed a study to determine whether our NOLs are currently subject to Section 382 limitations. We may also experience a future ownership change under Section 382 of the Code that could affect our ability to utilize our NOLs to offset our income.

If our estimates or judgment relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nukkleus — Critical Accounting Policies”. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve the identification of performance obligations in revenue recognition, particularly for defense contracts with multiple deliverables and milestone payments, evaluation of tax positions, inter-company transactions, and the valuation of stock-based awards, among others. Defense contracts require particular judgment in percentage-of-completion accounting and estimating costs to complete. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of analysts and investors, resulting in a decline in the trading price of Nukkleus Common Stock.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. As we transition to defense contracting, we must adopt government cost accounting standards and comply with DCAA requirements, which are significantly different from our previous financial services accounting. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public.

Defense contracting involves unique accounting requirements including Cost Accounting Standards (CAS), progress payment billing, and complex revenue recognition for long-term contracts. We lack experience with these specialized accounting requirements, and establishing DCAA-compliant accounting systems typically costs $500,000 to $1 million.

There remains uncertainty on how companies transitioning between industries should account for discontinued operations, acquisition-related costs, and transformation expenses. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods, restate our financial statements or impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

Business metrics and other estimates are subject to inherent challenges in measurement, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics.

As we transition from financial technology to defense, our traditional business metrics are no longer applicable, and we have not yet established meaningful defense industry metrics. We will need to develop new metrics relevant to defense contracting, such as contract backlog, book-to-bill ratios, win rates, and program performance indices. These metrics will be calculated using internal company data and initially will not be validated against industry standards. While these numbers will be based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. During our transformation period, we have minimal operational metrics to report, making it difficult for investors to evaluate our progress or compare us to established defense contractors.

Our future defense business metrics may also be impacted by program delays, contract modifications, stop-work orders, or classification restrictions that limit disclosure. Government contracting involves unique reporting requirements and restrictions that differ significantly from commercial business metrics. If our metrics provide us with incorrect or incomplete information about program performance and contract profitability, we may make inaccurate conclusions about our business.

We are subject to changes in financial reporting standards or policies, including as a result of choices made by us, which could materially adversely affect our reported results of operations and financial condition and may have a corresponding material adverse impact on capital ratios.

Our consolidated financial statements are prepared in accordance with GAAP, which are periodically revised or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by recognized bodies. It is possible that future accounting standards and financial reporting standards or policies, including as a result of choices made by us, which we are required to adopt, could change the current accounting treatment that applies to our consolidated financial statements and that such changes could have a material adverse effect on our reported results of operations and financial condition, and may have a corresponding material adverse effect on capital ratios.

As a public company, we are required to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our stock.

We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our stock could decline, and we could be subject to sanctions or investigations by the exchange on which shares of our stock are listed, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We might require additional capital to support business growth, and this capital might not be available or may require stockholder approval to obtain.

We have funded our operations since inception primarily through equity financings, convertible notes, and revenue generated by our products and services. We intend to continue to make investments in our business to respond to business challenges, including developing new products and services, enhancing our operating infrastructure, expanding our international operations, and acquiring complementary businesses and technologies, all of which may require us to secure additional funds.

Additional financing may not be available on terms favorable to us, if at all. If we incur additional debt, the debt holders would have rights senior to holders of our Common Stock to make claims on our assets, and the terms of any debt could restrict our operations.

Risks Related to Our Employees and Other Service Providers

In the event of employee or service provider misconduct or error, our business may be adversely impacted.

Employee or service provider misconduct or error could subject us to legal liability, financial losses, and regulatory sanctions, and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, and misappropriation of information, failing to supervise other employees or service providers, or improperly using confidential information.

Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. Although we have implemented processes and procedures and provide trainings to our employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful. Moreover, the risk of employee or service provider error or misconduct may be even greater for novel products and services, and is compounded by the fact that many of our employees and service providers are accustomed to working at tech companies which generally do not maintain the same compliance customs and rules as financial services firms.

This can lead to high risk of confusion among employees and service providers, particularly in a fast growth company like ours, with respect to compliance obligations particularly including confidentiality, data access, trading, and conflicts. It is not always possible to deter misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found not to have met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties and restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity, which could seriously damage our reputation. Our employees, contractors, and agents could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper transactions could affect our brand and reputation.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results, and financial condition.

We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of our senior management team, including Menachem Shalom, our Chief Executive Officer and a director and other key service providers across finance, compliance, legal, talent and marketing.

Our future success depends on our ability to attract, develop, motivate, and retain highly qualified and skilled employees and service providers. The pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business, could adversely impact our operating results and impair our ability to grow.

Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business and operating results could be adversely impacted.

We believe that our entrepreneurial and innovative corporate culture has been a key contributor to our success. We encourage and empower our employees and service providers to develop and launch new and innovative products and services, which we believe is essential to attracting high quality talent, partners, and developers, as well as serving the best, long-term interests of our company. If we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork that has been integral to our business, in which case our products and services may suffer and our business, operating results, and financial condition could be adversely impacted.

Additional Risk Factors

Cybersecurity requirements exceed our current capabilities.

Defense contractors face sophisticated nation-state cyber threats and strict requirements we cannot meet. The Cybersecurity Maturity Model Certification requires 110 security controls, third-party assessment, and ongoing monitoring. Our inadequate cybersecurity virtually guarantees a breach that could result in contract loss and massive liability.

Environmental liabilities could exceed our resources.

Aerospace operations create environmental liabilities including hazardous materials, groundwater contamination, and air emissions with unlimited remediation costs. Recent examples: Raytheon allocated $1.2 billion for cleanup. Environmental insurance excludes pre-existing conditions. Discovery of contamination could trigger costs exceeding our market capitalization.

Related party transactions create inherent conflicts.

Our CEO’s ownership of Star 26 and other entities creates unavoidable conflicts. The Acquisition involved Mr. Shalom negotiating both sides. Delaware courts apply “entire fairness” review to conflicted transactions. Related party dealings create litigation risk, regulatory scrutiny, and investor avoidance that could prevent capital raising.

We may never achieve profitability.

We have a history of losses, minimal current revenue, massive transformation costs, and highly uncertain future revenue. Even if our transformation succeeds, the defense industry’s long sales cycles, competitive pressures, and contract risks may prevent profitability. We may exhaust our resources before generating sustainable revenue, resulting in total loss of investment.

Cyberattacks and security breaches of our systems, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results and financial condition.

As we transition to the defense industry, we will handle highly sensitive defense-related data, technical specifications, and potentially classified information once we obtain necessary clearances. Our business will involve the collection, storage, processing and transmission of confidential information, defense contractor data, employee, service provider and other personal data, as well as information required to support defense programs. For our defense operations, we must build our reputation on the premise that our systems meet stringent defense industry security requirements including CMMC, DFARS, and NIST standards. As a result, any actual or perceived security breach of us or our third-party partners may:

●	harm our reputation and brand and potentially result in loss of facility security clearances;

●	result in our systems or services being unavailable and interrupt our operations;

●	result in improper disclosure of data and violations of applicable privacy laws, ITAR, EAR, and defense regulations;

●	result in significant regulatory scrutiny, investigations, fines, penalties, potential debarment from defense contracts, and other legal, regulatory and financial exposure;

●	cause us to incur significant remediation costs;
●	compromise classified or controlled technical information critical to defense programs;

●	reduce defense contractors’ confidence in, or decrease use of, our products and services;

●	divert the attention of management from the operation of our business;
●	result in significant compensation or contractual penalties from us to our customers including the U.S. government or third parties as a result of losses to them or claims by them; and

●	adversely affect our business and operating results.

Further, any actual or perceived breach or cybersecurity attack directed at other defense contractors or government systems, whether or not we are directly impacted, could lead to a general loss of customer confidence in our ability to protect sensitive defense information, which could negatively impact us including the market perception of the effectiveness of our security measures and technology infrastructure.

An increasing number of organizations, including defense contractors, government agencies, and critical infrastructure providers, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, classified networks, and infrastructure. Attacks upon systems across the defense industry are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including nation-state actors specifically targeting defense contractors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

Although we do not have a past history of material security breaches or cyberattacks, as we enter the defense industry we will become a more attractive target for state-sponsored attacks. We are developing systems and processes designed to protect the data we manage, prevent data loss and other security breaches, and meet defense industry cybersecurity requirements. We expect to continue to expend significant resources to bolster these protections, but there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In the defense industry, certain threat actors are supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences will increase over time.

Although we maintain insurance coverage that we believe is adequate for our business, it may be insufficient to protect us against all losses and costs stemming from security breaches, cyberattacks, and other types of unlawful activity, or any resulting disruptions from such events. Defense-specific cyber insurance is particularly expensive and may exclude nation-state attacks. Outages and disruptions of our systems, including any caused by cyberattacks, may harm our reputation and our business, operating results, and financial condition.

Adverse economic conditions may adversely affect our business.

Our future performance in the defense industry is subject to general economic conditions, defense budget appropriations, continuing resolutions, sequestration risks, and geopolitical tensions that drive defense spending. The United States and other key defense markets experience cyclical changes in defense budgets from time to time based on political priorities, threat assessments, and fiscal constraints. Defense spending is subject to annual appropriations and can be affected by government shutdowns, budget caps, and changing national security priorities. The impact of defense budget cycles on our business is highly uncertain and dependent on a variety of factors, including congressional appropriations, international conflicts, emerging threats, and other events beyond our control. Geopolitical developments, such as regional conflicts, arms races, and alliance dynamics can directly impact defense spending priorities. To the extent that defense budgets are reduced or reallocated away from our focus areas, our ability to win contracts and generate revenue may suffer.

We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war or terrorism, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and could have an adverse effect on our business, operating results, and financial condition. Our business operations are subject to interruption by natural disasters, fire, power shortages, and other events beyond our control. Our Israeli subsidiaries face particular risks from regional conflicts, including potential facility damage, workforce mobilization for military service, and operational disruptions.

In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Defense programs may be delayed or suspended during national emergencies, affecting our revenue and operations.

Further, war, acts of terrorism, labor activism and other geopolitical unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. While increased global tensions may drive defense spending, they also create operational risks for our international operations, particularly in Israel. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in program execution, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results.

Acquisitions, joint ventures or other strategic transactions create certain risks and may adversely affect our business, financial condition or results of operations.

Acquisitions, partnerships and joint ventures are central to our transformation strategy. We recently completed our acquisitions of Star 26, Tiltan and Nimbus, each of which is an Israeli defense company, and divested our Digital RFQ business. We may not be successful in finding additional defense acquisition targets. In addition, we may not be able to successfully finance or integrate any defense businesses given our complete lack of defense industry experience.

We may not be able to identify suitable defense acquisition candidates or complete acquisitions in the future, which could adversely affect our future growth; or businesses that we acquire may not perform as well as expected or may be more difficult or expensive to integrate and manage than expected, particularly given the specialized nature of defense operations and our lack of industry knowledge, which could adversely affect our business and results of operations. In addition, the process of integrating these acquisitions may disrupt our business and divert our resources.

In addition, acquisitions of defense companies, particularly those outside our current operating jurisdictions often involve additional or increased risks including, for example:

●	managing geographically separated organizations, systems and facilities with different security requirements;

●	integrating personnel with security clearances and diverse business backgrounds and organizational cultures;

●	complying with defense export controls and foreign regulatory requirements;

●	fluctuations in exchange rates;

●	enforcement and protection of intellectual property and controlled technical data in some foreign countries;

●	difficulty entering new foreign markets due to, among other things, national security restrictions, customer acceptance and business knowledge of these new markets; and

●	general economic and political conditions affecting defense relationships between countries.

These risks may arise for a number of reasons: we may not be able to find suitable defense businesses to acquire at affordable valuations or on other acceptable terms; we may face competition for acquisitions from other established defense companies; we may need to borrow money or sell equity or debt securities to the public to finance acquisitions and the terms of these financings may be adverse to us; changes in accounting, tax, securities or other regulations could increase the difficulty or cost for us to complete acquisitions; we may incur unforeseen obligations or liabilities in connection with acquisitions including environmental remediation costs common in aerospace facilities; we may need to devote unanticipated financial and management resources to an acquired business; we may not realize expected operating efficiencies or product integration benefits from an acquisition; we are entering the defense market where we have no prior experience; and we may experience decreases in earnings as a result of non-cash impairment charges.

We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Delaware law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Nukkleus’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Board and therefore depress the trading price of our Common Stock. Additionally, our foreign ownership structure and defense operations may trigger CFIUS review of certain transactions, potentially limiting strategic alternatives. In addition, as a Delaware corporation, the Company will generally be subject to provisions of Delaware law, including the DGCL. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Board or taking other corporate actions, including effecting changes in management.

Such provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Board or management.

Any provision of Nukkleus’s Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company’s capital stock and could also affect the price that some investors are willing to pay for our Common Stock.

USE OF PROCEEDS

The Selling Stockholders will receive all of the proceeds from the sale of the Shares offered by them pursuant to this prospectus. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders, however, we would receive proceeds upon such Selling Stockholders’ cash exercise of the Warrant. If the Selling Stockholders fully exercise the Warrant for cash proceeds would be $18,026,472. We can give no assurances that any of the Warrant will be exercised, nor can we give any assurances that we will receive any proceeds from the Selling Stockholders’ sale pursuant to this prospectus.

We intend to use any proceeds from the Selling Stockholders’ exercise of the Warrant for working capital and other general corporate purposes. We may use a portion of any proceeds we might receive for acquisitions of complementary businesses, technologies, or other assets. However, we have no commitments to use any proceeds we might receive from this offering for any such acquisitions or investments at this time.

We will bear the out-of-pocket costs, expenses and fees incurred in connection with the registration of the Shares to be sold by the Selling Stockholders pursuant to this prospectus. Other than registration expenses, the Selling Stockholders will bear underwriting discounts, commissions, placement agent fees or other similar expenses payable with respect to sales of the Shares.

DIVIDEND POLICY

To date, we have not paid dividends on shares of our Common Stock and we do not expect to declare or pay dividends on shares of our Common Stock in the foreseeable future. The payment of any dividends will depend upon our future earnings, if any, our financial condition, and other factors deemed relevant by our Board.

SELECTED HISTORICAL FINANCIAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of and for nine months ended September 30, 2025, three months ended December 31, 2024, and the years ended September 30, 2024 and 2023 were derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected for any future period. You should read the following selected historical consolidated financial data together with the consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

	Nine Months Ended September 30,	Three Months Ended December 31,	Year Ended September 30,
	2025	2024	2024	2023
Consolidated statements of operations data (2):
Total Revenue	$568,860	$403,558	$5,913,461	$21,297,642
Total Cost of revenues	95,929	42,944	4,914,945	21,640,783
Gross profit (loss)	472,931	360,614	998,516	(343,141)
Total operating expenses	8,118,738	4,949,421	15,176,526	17,120,080
Loss from Operations	(7,645,807)	(4,588,807)	(14,178,010)	(17,463,221)
Total Other (Expense) Income, Net	97,257,043	(156,199,172)	5,659,490	34,793
Income (Loss) Before Income Taxes	89,611,236	(160,787,979)	(8,518,520)	(17,428,428)
Income Taxes	-	-	--	--
Net Income (Loss)	$89,611,236	$(160,787,979)	$(8,518,520)	$(17,428,428)
Unrealized foreign currency transaction gain (loss)	32,171	110,435	(176,842)	(26,260)
Comprehensive income (loss)	89,643,407	(160,677,544)	(8,695,362)	(17,454,688)
Net Income (Loss) per share, basic	$14.66	$(51.96)	$(4.93)	$(13.84)
Net Income per share, diluted	11.47	-	-	-
Weighted average shares attributable to ordinary shareholders, basic	6,111,279	3,094,253	1,728,144	1,259,333
Weighted average shares attributable to ordinary shareholders, diluted	7,813,592	3,094,253	1,728,144	1,259,333

	At September 30,	At December 31,	At September 30,
	2025	2024	2024	2023
Consolidated statements of financial position data:
Cash, including discontinued operations	$7,611,465	$7,046,376	$3,678	$19,318
Working capital (1)	(30,512,429)	(162,355,969)	(6,104,362)	(6,195,057)
Total assets	13,287,908	9,109,284	984,999	3,352,625
Total liabilities	43,705,879	172,459,393	8,082,712	9,545,855
Total equity	(30,417,971)	(163,350,109)	(7,097,713)	(6,193,230)

(1)	Working capital is defined as total current assets minus total current liabilities.

(2)	All figures presented with inclusion of results from discontinued operations

NUKKLEUS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Star Acquisition

On December 15, 2024, the Company entered into the Securities Purchase Agreement and Call Option, which was subsequently amended on each of February 11, 2025, May 13, 2025, June 15, 2025 and July 25, 2025. Said agreement, as amended, provided that the Company would acquire 51% of Star and the Star Equity Holders would grant the Company an option to purchase the balance of the equity. Mr. Shalom, who is the Chief Executive Officer and a director of the Company, is a controlling shareholder, Chief Executive Officer and a director of Star.

On September 15, 2025, the parties executed and delivered the Amended and Restated Securities Purchase Agreement with Star, the Star Equity Holders and Menachem Shalom, the representative of such shareholders, to memorialize the proposed Transaction. Pursuant to the Star Agreement, the Company at closing will acquire 100% of the issued and outstanding capital of Star in consideration of (i) $21,000,000, to be paid by a 12-month $16,000,000 promissory note and the balance in $5,000,000 cash, less any amounts lent to Star from the Company since the Original Star Purchase Agreement, (ii) 4,770,340 shares of common stock of the Company (the “Shares”), (iii) a five-year warrant (the “Star Warrant”) to purchase an aggregate of 12,017,648 shares of the Company’s common stock for an exercise price of $1.50 per share, (iv) $3,000,000 in cash and (v) a 6-month promissory note in the principal amount of $3,000,000, which shall accrue interest at the rate of 8%. The Shares, Star Warrants, cash and the 6-month note will be assigned by Star to the Star Equity Holders pro ratably. If the Star Agreement is terminated as a result of the Company failing to perform or observe the covenants or agreements of the Company or if Company fails to maintain its listing on Nasdaq, Star shall be entitled to a payment from the Company in the amount of $3,000,000.

The closing of the Transaction is subject to customary closing conditions, including approval by the Company’s shareholders as required under applicable Nasdaq listing rules. As a result of the above transaction, the Shares issued to Star and assigned to the Star Equity Holders represents 16.4% of the issued and outstanding shares of Common Stock as of the date of this prospectus. Further, assuming the Star Equity Holders have exercised the Star Warrant, the Star Equity Holders would hold an aggregate of 16,787,988 shares of Common Stock representing 57.6% of the issued and outstanding shares of Common Stock of the Company as of the date of this prospectus.

On January 12, 2026, the Company completed the Star Acquisition. As a result of the acquisition, Star became a wholly owned subsidiary of the Company. The transaction was approved by the Company’s shareholders on December 16, 2025 and confirmed by the Nasdaq Stock Market on January 9, 2026.

The unaudited pro forma condensed combined financial information is presented to illustrate the effects of the acquisition of Star, as if it had occurred on January 1, 2024, the beginning of the most recently completed fiscal year preceding the Star Acquisition. The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X, as amended by Securities and Exchange Commission (the “SEC”) Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses and are presented to illustrate the estimated effects of the Star Acquisition and Related Transactions.

The unaudited pro forma condensed combined balance sheet as of September 30, 2025 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and for the year ended December 31, 2024 are based upon, derived from and should be read in conjunction with Nukk’s historical unaudited condensed consolidated financial statements for the nine months ended September 30, 2025 and Nukk’s historical audited consolidated financial statements for the three months ended December 31, 2024 and for the year ended September 30, 2024 (which are available in the Company’s Annual Report on Form 10-K for the three months ended December 31, 2024 and the year ended September 30, 2024, as filed with the SEC on May 8, 2025 and February 10, 2025, respectively), as amended on each of July 9, 2025 and April 14, 2025 and the unaudited historical financial statements as of September 30, 2025 and for the nine months ended September 30, 2025 of Star and the audited historical financial statements of Star as of and for the year ended December 31, 2024 included in this proxy statement.

The historical combined financial information has been adjusted to give pro forma effect to reflect the accounting for the Star Acquisition in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made. The assumptions underlying the pro forma adjustments are described fully in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information.

The Star Acquisition is being accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”). Under ASC 805, all assets acquired and liabilities assumed are recorded at their acquisition date fair value. The allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information is based upon management’s internally developed preliminary estimates of the fair market value of the assets acquired and liabilities assumed, as if the Star Acquisition had occurred on the aforementioned dates. This allocation of the purchase price depends upon certain estimates and assumptions, all of which are preliminary and, in some instances, are incomplete and have been made solely for the purpose of developing the unaudited pro forma condensed combined financial information. Any adjustments to the preliminary estimated fair value amounts could have a significant impact on the unaudited pro forma condensed combined financial information contained herein, and our future results of operations and financial position.

The unaudited pro forma condensed combined financial information is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Star Acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Company will experience after the Star Acquisition.

NUKKLEUS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2025

	Nukkleus Inc.	Acquisition of Star26	Transaction Adjustments (Note 4)	Note Ref	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$7,611,465	924,000	$(3,500,000)	A	$5,756,865
			721,400	I
Restricted Cash	-	60,000	-		60,000
Short term bank deposits	-	119,000	-		119,000
Marketable securities	-	289,000	-		289,000
Digital assets	32,182	-	(11,196)	F	20,986
Accounts Receivable	-	478,000	-		478,000
Note receivable - related party	4,500,000	-	(4,500,000)	A	-
Due from Affiliates	243,915				243,915
Current assets from discontinued operations	-	-	-		-
Inventory	-	1,544,000	-		1,544,000
Other current assets	730,894	412,000	(125)	F	4,620,269
Other current assets			3,477,500	G
Total current assets	13,118,456	3,826,000	(8,011,321)		13,132,035
Funds in respect of employee rights upon retirement	-	79,000	-		79,000
Long-term loan to other Company	-	2,432,000	-		2,432,000
Deferred taxes	-	284,000	-		284,000
Intangible assets, net		134,000	200,435	B	334,435
Goodwill	-	-	66,416,272	B	86,941,272
			20,525,000	G
Operating lease right-of-use assets	153,569	1,046,000	-		1,199,569
Other assets from discontinued operations	-	-	-		-
Property and equipment, net	15,883	172,000	-		187,883
Total assets	$13,287,908	7,973,000	$83,329,286		$104,590,194

Liabilities and stockholders’ equity (deficit)
Current liabilities
Short term loans	$-	1,903,000	-		$1,903,000
Short term loans – related party	-	4,500,000	-		4,500,000
Intercompany	-	-	-		-
Accounts payable	87,420	865,000	-		952,420
Convertible notes payable, net	-	-	3,250,000	G	3,250,000
Note Payable, net	-	-	19,000,000	C	29,500,000
			10,500,000	G
Due to affiliates	233,068	-	-		233,068
Loans payable – related parties, current	1,566,988	-	-		1,566,988
Interest payable – related parties, current	108,417	-	-		108,417
Accrued expenses and other current liabilities	816,224	1,630,000	42,091	B	2,488,315
Accrued expenses and other current liabilities – related party	-	548,000	-		548,000
Derivative liabilities	-				-
Stock purchase warrants, liability classified	40,740,193	203,000	(3,048,532)	F	37,894,661
Current liabilities from discontinued operations	-				-
Operating lease liabilities, current portion	78,575	316,000	-		394,575
Total current liabilities	43,630,885	9,965,000	29,743,559		83,339,444
Liability for employees’ rights upon retirement	-	112,000	-		112,000
Loans payable - related parties, net of current portion	-	-	-		-
Interest payable - related parties, net of current portion	-	-	-		-
Non-current liabilities from discontinued operations	-				-
Long-term loans from Banks	-	537,000	-		537,000
Operating lease liabilities	74,994	752,000	-		826,994
Total liabilities	43,705,879	11,366,000	29,743,559		84,815,438
Commitments and contingencies
Stockholders’ equity
Preferred stock ($0.0001 par value; 15,000,000 shares authorized; 200 shares issued and outstanding at September 30, 2025)	-	-			-
Common stock ($0.0001 par value; 150,000,000 shares authorized; 11,096,264 shares issued and outstanding at September 30, 2025; on a proforma basis 29,168,154 shares issued and outstanding)	1,110	-	477	D	2,917
			640	F
			386	G
			251	H
			53	I
Class A common stock, par value $0.0001 per share, 250,000,000 shares authorized and 5,075,000 shares issued and outstanding as of September 30, 2025	-	508	(508)	E	-
Class B common stock, par value $0.0001 per share, 50,000,000 shares authorized and 6,250,000 shares issued and outstanding as of September 30, 2025	-	625	(625)	E	-
Additional paid in capital	81,047,703	322,868	35,854,271	D	152,860,369
			24,362,316	F
			10,252,115	G
			299,749	H
			721,347	I
Other comprehensive income	(2,277)	(74,000)	74,000	E	(2,277)
Accumulated deficit	(111,464,507)	(3,647,000)	3,647,000	E	(133,090,253)
			(21,325,746)	F
			(300,000)	I
Total Nukkleus Inc. stockholders’ equity (deficit)	(30,417,971)	(3,397,000)	53,585,727		19,770,756
Non-controlling interest	-	4,000	-		4,000
Total stockholders’ equity (deficit)	(30,417,971)	(3,393,000)	53,585,727		19,774,756
Total liabilities and stockholders’ equity (deficit)	$13,287,908	7,973,000	$83,329,286		$104,590,194

Refer to accompanying notes

NUKKLEUS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

	Nukkleus Inc.	Acquisition of Star26	Disposition of DRFQ	Adjustments (Note 5)		Note Ref	Pro Forma Combined
REVENUES
Revenue - other	$-	2,711,000	-	$			2,711,000
Total revenues	-	2,711,000	-		-		2,711,000

COSTS OF REVENUES
Cost of revenue - other	-	2,355,000	-		-		2,355,000
Total costs of revenues	-	2,355,000	-		-		2,355,000

GROSS PROFIT (LOSS)
Gross Profit (loss) - other	-	356,000	-		-		356,000
Total Gross Profit (Loss)	-	356,000	-		-		356,000

OPERATING EXPENSES
Professional fees	6,051,719				14,570,800	BB	20,622,519
Compensation and related benefits	365,988				4,243,750	BB	4,609,738
Amortization of intangible assets	-	63,000			2,500	AA	65,500
Disposal of intangible assets	-	1,812,000					1,812,000
Other general and administrative	909,275	1,867,000					2,776,275
Other general and administrative - related party	-	258,000					258,000
Total operating expenses	7,326,982	4,000,000			18,817,050		30,144,032

LOSS FROM OPERATIONS	(7,326,982)	(3,644,000)			(18,817,050)		(29,788,032)
							-
OTHER (EXPENSE) INCOME:							-
Interest expense	(407,971)	423,000					15,029
Interest expense - related parties	(64,306)	-					(64,306)
Penalty - late registration	(800,000)				(300,000)	DD	(1,100,000)
Loss on debt extinguishment	(7,484,152)						(7,484,152)
Change in fair value of liability classified stock purchase warrants	123,369,695						123,369,695
Change in fair value of derivative liabilities	587,790						587,790
Change in fair value of digital assets	(967,818)				(2,511,196)	CC	(3,479,014)
Gain on disposition of subsdiary	2,491,485						2,491,485
Day one loss on private placement	(19,605,956)						(19,605,956)
Other income (expense)	280,422	-					280,422
Total other income (expense), net	97,399,189	423,000			(2,811,196)		95,310,993

INCOME (LOSS) BEFORE INCOME TAXES	90,072,207	(3,221,000)			(21,628,246)		65,222,961
Income tax expense	-	49,000			-		49,000
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	90,072,207	(3,172,000)			(21,628,246)		65,271,961
Net Income (loss) from discontinued operations	(460,971)	-	460,971				-
Net Income (Loss)	89,611,236	(3,172,000)	460,971		(21,628,246)		65,271,961
Net income (loss) attributable to noncontrolling interest	-	(82,000)					(82,000)
Net income (loss) attributable to Nukkleus, Inc.	89,611,236	(3,090,000)	460,971		(21,628,246)		65,353,961

Income (loss) per common share, basic:
Income (loss) from continuing operations, net of tax	14.74				(1.20)		2.70
Income (loss) from discontinued operations, net of tax	(0.08)				-		-
Net income (loss)	14.66				(1.20)		2.70
Income (loss) per common share, diluted:
Income (loss) from continuing operations, net of tax	11.53				(1.20)		2.52
Income (loss) from discontinued operations, net of tax	(0.06)				-		-
Net income (loss)	11.47				(1.20)		2.52
Weighted-average shares outstanding:
Basic	6,111,279				18,071,890		24,183,169
Diluted	7,813,592				18,071,890		25,885,482

Refer to accompanying notes

NUKKLEUS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Nukkleus Inc.	Acquisition of Star26	Disposition of DRFQ	Transaction Adjustments (Note 4)	Note Ref	Pro Forma Combined
REVENUES
Revenue - other	$-	4,994,000	-			$4,994,000
Total revenues	-	4,994,000	-	-		4,994,000

COSTS OF REVENUES						-
Cost of revenue - other	-	3,808,000	-	-		3,808,000
Total costs of revenues	-	3,808,000	-	-		3,808,000
						-
GROSS PROFIT (LOSS)						-
Gross Profit (loss) - other	-	1,186,000	-	-		1,186,000
Total Gross Profit (Loss)	-	1,186,000	-	-		1,186,000

OPERATING EXPENSES
Professional fees	7,596,190					7,596,190
Compensation and related benefits	1,270,799			-		1,270,799
Amortization of intangible assets	-	74,000		13,333	AA	87,333
Other general and administrative	692,221	1,296,000				1,988,221
Other general and administrative	-	307,000				307,000
Impairment loss	293,413					293,413
Total operating expenses	9,852,622	1,677,000		13,333		11,542,955
						-
LOSS FROM OPERATIONS	(9,852,622)	(491,000)		(13,333)		(10,356,955)

OTHER (EXPENSE) INCOME:
Interest expense	(696,826)	(105,000)				(801,826)
Interest expense - related parties	(33,083)	(38,000)				(71,083)
Loss on settlement of vendor obligations	(494,619)					(494,619)
Gain on extinguishment of vendor obligations	158,400					158,400
Gain on extinguishment of due to affiliates	144,052					144,052
Gain on sale of investment	63,759					63,759
Day one loss on stock purchase warrants issued in connection with private placement	(13,533,404)					(13,533,404)
Day one loss of stock purchase warrants issued in connection with conversion of convertible notes	(663,408)					(663,408)
Change in fair value of liability classified stock purchase warrants	(140,584,780)					(140,584,780)
Change in fair value of derivative liabilities	(624,888)					(624,888)
Loss on reclassification of stock purchase warrants from equity-classified to liability-classified	(45,784)					(45,784)
Gain on disposition of subsidiary				2,074,600	BB	2,074,600
Other income (expense)	-	55,000				55,000
Total other income (expense), net	(156,310,582)	(88,000)		2,074,600		(154,323,982)
						-
LOSS BEFORE INCOME TAXES	(166,163,203)	(579,000)		2,061,267		(164,680,937)
Income tax expense	-	24,000		-		24,000
NET LOSS FROM CONTINUING OPERATIONS	$(166,163,203)	(555,000)		2,061,267		(164,656,937)
Net loss from discontinued operations	(1,013,666)	-	1,013,666			-
NET LOSS	(167,176,869)	(555,000)	1,013,666	2,061,267		$(164,656,937)
Net loss attributable to noncontrolling interest	-	(271,950)	-	-		(271,950)
Net loss attributable to Nukkleus, Inc.	(167,176,869)	(283,050)	1,013,666	2,061,267		(164,384,987)

Income (loss) per common share, basic:
Income (loss) from continuing operations, net of tax	$(33.70)			0.43		$(16.95)
Income (loss) from discontinued operations, net of tax	$(0.21)			-		$-
Net income (loss)	$(33.91)			0.43		$(16.95)
Income (loss) per common share, diluted:
Income (loss) from continuing operations, net of tax	$(33.70)			0.43		$(16.95)
Income (loss) from discontinued operations, net of tax	$(0.21)			-		$-
Net income (loss)	$(33.91)			0.43		$(16.95)
Weighted-average shares outstanding:
Basic	4,930,531			4,770,340		9,700,871
Diluted	4,930,531			4,770,340		9,700,871

Refer to accompanying notes

NUKKLEUS INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 - Description of Transaction

On December 15, 2024, the Company entered into the Securities Purchase Agreement and Call Option, which was subsequently amended on each of February 11, 2025, May 13, 2025, June 15, 2025 and July 25, 2025. Said agreement, as amended, provided that the Company would acquire 51% of Star and the Star Equity Holders would grant the Company an option to purchase the balance of the equity. Mr. Shalom, who is the Chief Executive Officer and a director of the Company, is a controlling shareholder, Chief Executive Officer and a director of Star.

On September 15, 2025, the parties executed and delivered the Amended and Restated Securities Purchase Agreement with Star, the Star Equity Holders and Menachem Shalom, the representative of such shareholders, to memorialize the proposed Transaction. Pursuant to the Star Agreement, the Company at closing will acquire 100% of the issued and outstanding capital of Star in consideration of (i) $21,000,000, to be paid by a 12-month $16,000,000 promissory note and the balance in $5,000,000 cash, less any amounts lent to Star from the Company since the Original Star Purchase Agreement, (ii) 4,770,340 shares of common stock of the Company (the “Shares”), (iii) a five-year warrant (the “Star Warrant”) to purchase an aggregate of 12,017,648 shares of the Company’s common stock for an exercise price of $1.50 per share, (iv) $3,000,000 in cash and (v) a 6-month promissory note in the principal amount of $3,000,000, which shall accrue interest at the rate of 8%.The Shares, Star Warrants, cash and the 6-month note will be assigned by Star to the Star Equity Holders pro ratably. If the Star Agreement is terminated as a result of the Company failing to perform or observe the covenants or agreements of the Company or if Company fails to maintain its listing on Nasdaq, Star shall be entitled to a payment from the Company in the amount of $3,000,000.

On January 12, 2026, the Company completed the Star Acquisition. As a result of the acquisition, Star became a wholly owned subsidiary of the Company, and the Company’s business is now focused on the defense sector.

The allocation of the purchase price discussed below is preliminary. The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of Star’s tangible and identifiable intangible assets acquired and liabilities assumed. Such final adjustments, which may include other increases or decreases to amortization resulting from the allocation of the purchase price to amortizable tangible and intangible assets, along with the related income tax effect, may be material.

NUKKLEUS INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

The total consideration transferred is presented as follows:

Purchase consideration:
4,770,340 shares of Nukk Common Stock, at fair value*	$18,151,144
12,017,648 warrants to purchase shares of Nukk Common Stock, at fair value	18,026,472
Notes payable	19,000,000
Cash paid	8,000,000
Total purchase consideration for 100% of Star	$63,177,616

*	based on closing stock price at January 12, 2026, the date the Company completed the Star Acquisition.

The total estimated purchase consideration as shown in the table above is allocated to the tangible and intangible assets and liabilities of Star based on their estimated fair values, with any excess purchase consideration allocated to goodwill as follows.

Purchase Price Allocation	Adjusted Balance
Cash and Restricted Cash	$1,103,000
Marketable Securities	289,000
Accounts Receivable	478,000
Inventory	1,544,000
Intangible assets	334,435
Other assets	3,379,000
Goodwill	66,412,272
Operating lease right of use asset	1,046,000
Accounts payable and other current liabilities	(2,607,000)
Accounts payable and other current liabilities - related party	(548,000)
Lease liability, current and non-current	(1,068,000)
Warrants – liability classified	(203,000)
Deferred tax liability	(42,091)
Loans	(4,500,000)
Loans - related party	(2,440,000)
Fair value of assets acquired	$63,177,616

NUKKLEUS INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 2 - Basis of Presentation

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025 was derived from the unaudited consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q (“the Q32025 Form 10-Q”) for the three and nine months ended September 30, 2025, and the unaudited historical financial statements of Star for the nine months ended September 30, 2025, and has been prepared as if the Star Acquisition had occurred on January 1, 2024.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 was derived from the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K (“the 2024 Form 10-K”) for the three months ended December 31, 2024 and for the year ended September 30, 2024, and the audited historical financial statements of Star for the year ended December 31, 2024, and has been prepared as if the Star Acquisition had occurred on January 1, 2024.

The unaudited pro forma condensed combined balance sheet as of September 30, 2025 combines the consolidated balance sheet included in the Q32025 Form 10-Q with the historical audited balance sheet for Star as of September 30, 2025, and has been prepared as if the Star Acquisition had occurred on September 30, 2025. The unaudited pro forma combined financial information herein has been prepared to illustrate the effects of the Star Acquisition and Related Transaction in accordance with U.S. GAAP and pursuant to Article 11 of Regulation S-X.

The Star unaudited historical consolidated financial statements as of and for the nine months ended September 30, 2025 and the Star audited historical consolidated financial statements as of and for the year ended December 31, 2024 are included in this Proxy Statement. These unaudited pro forma condensed combined statements should be read in conjunction with such historical financial statements. The historical consolidated financial information has been adjusted to give pro forma effect to reflect the accounting for the Star Acquisition in accordance with U.S. GAAP.

The Company has accounted for the Star Acquisition under the acquisition method of accounting in accordance with the authoritative guidance on business combinations under the provisions of ASC 805. The allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information was based on a preliminary valuation of the assets acquired and liabilities assumed, and the accounting is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available. The final purchase price allocation may include changes to the amount of intangible assets, goodwill, and deferred taxes, as well as other items. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final purchase accounting may occur, and these differences could be material.

Assets acquired and liabilities assumed in a business combination that arise from contingencies must be recognized at fair value if the fair value can be reasonably estimated. If the fair value of an asset or liability that arises from a contingency cannot be determined, the asset or liability would be recognized in accordance with ASC 450, “Disclosure of Certain Loss Contingencies” (“ASC 450”). If the fair value is not determinable and the ASC 450 criteria are not met, no asset or liability would be recognized. Management is not aware of any material contingencies related to Star.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company. The unaudited pro forma combined financial information does not reflect any cost savings from future operating synergies or integration activities, if any, or any revenue, tax, or other synergies, if any, that could result from the Star Acquisition.

NUKKLEUS INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Note 3 - Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

A.	Represents $3.5 million cash paid at closing and a $4.5 million advance paid prior to closing for the acquisition of Star

B.	As a result of the acquisition of Star, in addition to the working capital accounts, the Company acquired intangibles of $0.2 million and goodwill. Goodwill is calculated as the difference between the fair value of the consideration transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed, including non-controlling interest. This adjustment of $66.4 million represents the adjustment to increase goodwill to its preliminary estimated fair value per the purchase price allocation.

C.	Represents the issuance of a $19 million note balance as consideration for the Star acquisition.

D.	Represents the issuance of 4,770,340 shares at $3.805 (the Company used the closing price on Monday, January 12, 2026, the date the Company completed the Star Acquisition) and the issuance of 12,017,648 warrants at a fair value of $1.50 to the former shareholders of Star.

E.	Represents the elimination of Star’s historical equity

F.	Represents the aggregate issuances of 2,079,502, 375,000, and 3,950,000 shares of the Company’s common stock subsequent to September 30, 2025 in connection with cashless exercises of warrants, the Company’s exercise of the second tranche of the Darwin warrant, and issuances pursuant to the 2025 Equity Plan, respectively.

G.	Represents 2,000,000 and 1,850,000 shares of common stock issued in connection with the Company’s acquisitions of Tiltan and Nimbus, respectively.

H.	Represents 2,439,000 shares of common stock issued in connection with the conversion of the Series A convertible preferred stock, and 73,170 shares of common stock issued to satisfy the penalty incurred from late effectiveness of the registration statement for the securities from the September 2025 Private Placement.

I.	Represents 304,878 and 230,000 shares of common stock issued in connection with the Equity Line of Credit (“ELOC”) Commitment Fee and stock purchases made under the ELOC, respectively.

Note 4 - Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the nine months ended September 30, 2025 and for the year ended December 31, 2024

AA.	Reflects the removal of the historical Star 26 amortization of $0.06 million and the addition of recorded pro forma amortization expense of $0.07 million for the nine months ended September 30, 2025 and the removal of the historical Star 26 amortization of $0.07 million and the addition of recorded pro forma amortization expense of $0.1 million for the year ended December 31, 2024 on the portion of the purchase price allocated to definite-lived intangible assets.

BB.	Represents $18.8 million in expense recognized from the issuance of 3,950,000 shares of common stock in connection with the 2025 Equity Plan.

CC.	Represents an aggregate of $2.5 million in losses from change in fair value of digital assets in connection with the digital assets acquired from the Company’s exercise of the first and second tranches of the Darwin warrant

DD.	Represents $0.3 million in penalties incurred as a result of late effectiveness of the registration statement filed in connection with the September 2025 Private Placement

Note 5 - Earnings per share

Represents the earnings per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented.

	For the Nine Months ended September 30, 2025	For the Year Ended December 31, 2024
Pro forma net income (loss)	$65,271,961	$(164,656,937)
Weighted average shares outstanding of ordinary shares – basic	24,183,169	9,700,871
Weighted average shares outstanding of ordinary shares – diluted	25,885,482	9,700,871
Net income (loss) per share – basic	$2.70	$(16.95)
Net income (loss) per share – diluted	$2.52	$(16.95)
Excluded securities:(1)
Options to purchase common stock under Old Nukk equity incentive plan	4,823	4,823
Convertible notes payable that convert into common stock	-	464,217
Stock purchase warrants	16,296,673	16,046,231
	16,301,496	16,515,271

(1)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

Currently, the Company, through its US-based subsidiary, is engaged in the distribution of drones’ payloads in the defense and homeland security markets within the US. In addition, through its Israeli subsidiary, we are engaged in providing services to support civil and defense aviation needs, including MRO services, aircraft modernization, resale, and leasing, which includes the deployment of the de-icing technology for commercial aircrafts.

Previously we were a financial technology company that was focused on providing software, technology solutions, customer sales and marketing, and risk management technology hardware and software solutions packages for the worldwide retail FX trading industry and payment services from one fiat currency to another or to digital assets.

On January 12, 2026, we closed our acquisition of 100% of the issued and outstanding capital stock of Star 26 pursuant to the terms of the Purchase Agreement, by and among the Company, Star 26, the shareholders of Star 26, and Menachem Shalom, as representative of the shareholders of Star 26. As a result of the Acquisition, Star 26 became a wholly-owned subsidiary of the Company. The transaction was approved by the stockholders of the Company on December 16, 2025 and confirmed by Nasdaq on January 9, 2026. Pursuant to the terms of the Purchase Agreement, the aggregate consideration paid by the Company consisted of: (i) $16,000,000, which was paid to Star 26 by the issuance by the Company of the Investment Note; (ii) $500,000 in cash, representing $5,000,000 less $4,500,000 previously borrowed by Star 26 from the Company; (iii) 4,770,340 Common Shares; (iv) the Warrant to purchase 12,017,648 Warrant Shares at an exercise price of $1.50 per share, exercisable for a period of five years from the Closing Date; (v) the Six-Month Note in the principal amount of $3,000,000, which accrues interest at the rate of 8% per annum and matures on July 12, 2026; and (vi) the Three-Month Note in the principal amount of $3,000,000 (the “Three-Month Note”), which matures on April 12, 2026. The Common Shares, the Warrant, the Six-Month Note and the Three-Month Note were subsequently assigned by Star 26 to the Selling Stockholders, pro ratably based on their equity ownership in Star 26. In connection with the Acquisition, the Company cancelled certain promissory notes previously issued by Star 26 to the Company in the aggregate principal amount of $4,500,000. The cancellation of said indebtedness was applied as a credit against the cash consideration otherwise payable to Star 26 at the closing of the Acquisition. The cash portion of the purchase price payable at closing was funded from the Company’s available cash on hand.

Star currently holds (1) 100% of Rimon, an Israeli corporation engaged as distributor of military-grade generators, masts and lighting systems and that is, among other clients, a supplier of generators for “Iron Dome” launchers, (2) 67% of Water.IO Ltd., an Israeli corporation engaged in smart hydration technology, and (3) a convertible loan issued by I.T.S. Industrial Techno-logic Solutions Ltd., an Israeli corporation which designs, develops and manufactures fully integrated electro-mechanical machines, assembly lines and custom motion systems.

If, for a period of 12 months after the closing, the Common Stock is delisted from Nasdaq, Star 26 shall have the right, at its own discretion, to require the Company to exchange the Investment Note for all the shares of Star 26 then held by the Company, provided, however, Star 26 shall retain any cash payments made by the Company to Star 26 and the Company shall retain an equity interest in Star 26 equivalent to all cash payments.

Components of Results of Operations

Operating expenses consist of professional fees, compensation and related benefits, and other general and administrative expenses.

Professional fees consists of professional services, such as audit fees, legal service fees, advisory fees, and consulting fees.

Compensation and related benefits consists of personnel related expenses incurred in operating our business, including cash compensation and our benefit programs.

Other general and administrative consists of personnel-related expenses incurred to support our business, including executive, customer support, compliance, finance, human resources, legal, and other support operations, and include rent, filing fee, platform fee, travel and entertainment, miscellaneous taxes, and other miscellaneous items.

Impairment loss consists of impairment losses recognized on long-lived assets where there was a triggering event that indicated a long-lived assets carrying amount may not be recoverable. The impairment loss represents the amount the carrying value exceeds the fair value. Because these components fluctuate with market conditions, impairment loss can vary widely between periods.

Other (expense) income, net consists of interest expense, gain (loss) on extinguishment of liabilities, day one loss on issuance of liability-classified stock purchase warrants and embedded derivatives within convertible notes, change in fair value of liability-classified stock purchase warrants and derivative assets and liabilities, and gain on deconsolidation.

Because these components fluctuate with market conditions, other (expense) income, net can vary widely between periods.

Results of Operations

	Three Months Ending September 30,		Changes in
	2025	2024	Amount	Percentage
Operating expenses:
Professional fees	$4,359,640	$552,845	$3,806,795	688.6%
Compensation and benefits	230,988	53,333	177,655	333.1%
Other general and administrative	180,947	191,291	(10,344)	(5.4)%
Impairment loss	-	391,217	(391,217)	(100.0)%
Total operating expenses	4,771,575	1,188,686	3,582,889	301.4%
Other (expense) income, net
Interest expense	(36,346)	(303,626)	267,280	(88.0)%
Interest expense – related parties	(13,545)	(15,521)	1,976	(12.7)%
Loss on settlement of vendor obligations	-	(112,436)	112,436	(100.0)%
Gain on settlement of vendor obligations	-	211,200	(211,200)	(100.0)%

Gain on settlement of due to affiliates	-	192,069	(192,069)	(100.0)%
Loss on debt extinguishment	(7,484,152)	-	(7,484,152)	100.0%
Change in fair value – stock purchase warrant liabilities	13,963,884	—	13,963,884	100.0%
Change in fair value – digital assets	(967,818)	-	(967,818)	100.0%
Gain on deconsolidation	2,491,485	-	2,491,485	100.0%
Day one loss on private placement	(19,605,956)	-	(19,605,956)	100.0%
Other income (expense)	118,795	14	118,781	848,436%
Total other (expense) income, net	(11,533,653)	(28,300)	(11,505,353)	40,655.0%
Net income (loss) from continuing operations	(16,305,228)	$(1,216,986)	(15,088,242)	1,239.8%
Net income (loss) from discontinued operations	(60,264)	5,672,219	(5,732,483)	(101.1)%
Net income (loss)	$(16,365,492)	$4,455,233	$(20,820,725)	(467.3)%

	Nine Months Ending September 30,		Changes in
	2025	2024	Amount	Percentage
Operating expenses:
Professional fees	$6,051,719	$3,266,539	$2,785,180	85.3%
Compensation and benefits	365,988	108,333	257,655	237.8%
Other general and administrative	909,275	537,146	372,129	69.3%
Impairment loss	-	391,217	(391,217)	(100.0)%
Total operating expenses	7,326,982	4,303,235	3,023,747	70.3%
Other (expense) income, net
Interest expense	(407,971)	(343,333)	(64,638)	18.8%
Interest expense – related parties	(64,306)	(38,249)	(26,057)	68.1%
Loss on settlement of vendor obligations	-	(288,835)	288,835	(100.0)%
Gain on settlement of vendor obligations	-	211,200	(211,200)	(100.0)%
Gain on settlement of due to affiliates	-	192,069	(192,069)	(100.0)%
Loss on debt extinguishment	(7,484,152)	-	(7,484,152)	100.0%
Penalty – late registration	(800,000)	-	(800,000)	100.0%
Change in fair value – convertible note embedded derivative	587,790	-	587,790	100.0%
Change in fair value – stock purchase warrant liabilities	123,369,695	-	123,369,695	100.0%
Change in fair value – digital assets	(967,818)	-	(967,818)	100.0%
Gain on deconsolidation	2,491,485	-	2,491,485	100.0%
Day one loss on private placement	(19,605,956)	-	(19,605,956)	100.0%
Other income (expense)	280,422	-	280,422	100.0%
Total other (expense) income, net	97,399,189	(267,148)	97,666,337	(36,558.9)%
Net income (loss) from continuing operations	90,072,207	$(4,570,383)	94,642,590	(2,070.8)%
Net income (loss) from discontinued operations	(460,971)	4,979,958	(5,440,929)	(109.3)%
Net income (loss)	$89,611,236	$409,575	$89,201,661	21,779.1%

Comparison For the Three and Nine Months Ended September 30, 2025 Versus the Three and Nine Months Ended September 30, 2024

Revenue

We had no revenue from continuing operations during the three and nine months ended September 30, 2025 and 2024, due to the discontinuation of subsidiary DRFQ’s operations and the subsequent sale and deconsolidation of DRFQ in July 2025. We expect to report revenue upon the closing of the Star and Tiltan acquisitions, which we expect to be complete by and near the end of the fourth quarter of this year. At this time, the Company does not expect to generate revenue from other sources prior to the closing of these acquisitions.

Operating Expenses

Professional fees

For the three months ended September 30, 2025, professional fees increased by approximately $3,807,000, or 688.6%, as compared to the three months ended September 30, 2024. For the nine months ended September 30, 2025, professional fees increased by approximately $2,785,000, or 85.3%. This increase was primarily attributable to increases in consulting fees of approximately $3,758,000, and audit fees of approximately $196,000, offset by decreases in advisory fees of approximately $1,055,000 and legal fees of approximately $114,000. This net increase in professional fees is mainly attributable to the consulting fees expense recognized from the fair value of the shares of common stock and the August 2025 Warrant both issued to Mandragola in connection with the new joint venture agreement entered into in August 2025. We expect that our professional fees will decrease in the near future as this report is reflecting inflated costs due to the aforementioned issuance of shares and warrants. Also, subsequent to the closing of the Star acquisition, we expect professional fees to decrease as we anticipate the frequency of one-time costs of professional fees to decrease.

Compensation and related benefits

For the three months ended September 30, 2025, our compensation and related benefits increased by approximately $178,000, or 333.1%, as compared to the three months ended September 30, 2024. For the nine months ended September 30, 2025, our compensation and related benefits increased by approximately $258,000, or 237.8%, as compared to the nine months ended September 30, 2024. We expect that our compensation and related benefits will increase in the near future if the pending acquisition of Star completes during fiscal year 2025, as the Company expects to employ several individuals immediately following the closing of the acquisition. Our compensation and related benefits have been significantly lower than our professional fees due to the engagement of several professionals working for the Company on a consulting basis.

Other general and administrative expenses

For the three months ended September 30, 2025, total other general and administrative expenses decreased by approximately $10,000, or 5.4%, as compared to the three months ended September 30, 2024. For the nine months ended September 30, 2025, total other general and administrative expenses increased by approximately $372,000, or 69.3%, as compared to the nine months ended September 30, 2024. The increase was mainly attributable to additional costs associated with operating as a public company, including an increase in D&O insurance of approximately $138,000, marketing fees of approximately $113,000, rent expenses of approximately $101,000 attributable to new offices established in Israel and New York, entertainment and travel of approximately $121,000 attributable to the travel by our CEO and other business expenses of approximately $95,000, offset by a decrease in filing fees of approximately $198,000. We expect that other general and administrative expenses will continue to increase in the near future if the pending acquisition of Star completes during fiscal year 2025, as the Company expects to incur higher costs such as insurance, rent, advertising, and travel expenses.

Other Income (Expense)

For the three months ended September 30, 2025, other income (expense), net, decreased approximately $11,505,000, or 40,634.8%, as compared to the three months ended September 30, 2024. For the nine months ended September 30, 2025, other income (expense), net, increased approximately $97,666,000, or 36,558.9%, as compared to the nine months ended September 30, 2024. The increase was attributable to, an increase in gain from change in fair value – stock purchase warrant liabilities of approximately $123,370,000 (see Note 11), a gain on deconsolidation of approximately $2,491,000 (see Note 4), a gain from change in fair value – convertible note embedded derivative of approximately $588,000, realized and unrealized gains of approximately $280,000, and a decrease in loss on debt settlement of approximately $289,000, offset by a decrease in gains on settlement of vendor obligations and due to affiliates of approximately $403,000, and increases in day one loss on private placement of approximately $19,606,000 (see Note 13), loss on debt extinguishment of approximately $7,484,000, a loss from change in fair value – digital assets of approximately $968,000, penalties – late registration, payable to the investor in connection with the December 2024 Private Placement, of $800,000, interest expense due to amortization of debt discounts of approximately $65,000, and interest expense on debt of approximately $26,000. The significant changes in fair value recognized on the Company’s stock purchase warrant liabilities are directly related to several warrants granted during fiscal year 2024. For the duration of the life of these warrants, the Company expects to continue to recognize significant gains or losses heavily driven by any changes in the Company’s stock price at each quarterly and annual report date.

Discontinued Operations

Net loss from discontinued operations was estimated to be $60,264 for the three months ended September 30, 2025 compared to net income of $5,672,219 for the three months ended September 30, 2024. Net loss from discontinued operations was estimated to be $460,971 for the nine months ended September 30, 2025 compared to net income of $4,979,958 for the nine months ended September 30, 2024. These decreases were due to a decrease in net loss from the operations of the Company’s wholly owned subsidiary DRFQ, which was the sole driver of the Company’s former financial services segment. The Company deconsolidated DRFQ as of July 29, 2025, and reported a net gain on deconsolidation of $2,491,485 during the three months ended September 30, 2025 (see Note 4).

Comparison For the Three Months Ended December 31, 2024 Versus the Three Months Ended December 31, 2023

Operating Expenses

Professional fees

For the three months ended December 31, 2024, professional fees increased by approximately $386,000, or 14.2%, as compared to the three months ended December 31, 2023. This increase was primarily attributable to an increase of approximately $386,000 in consulting and advisory fees and $33,000 in legal fees, offset by a decrease of approximately $33,000 in audit fees. This increase in professional fees was primarily due to a heavy focus on the Company’s shift to the defense sector, as well as approximately $1,364,000 of professional fees associated with share issuances as consideration for services provided from consultants. We expect that our professional fees will decrease in the near future as we incurred a significant amount of one time costs included in professional fees during the three months ended December 31, 2024.

Compensation and related benefits

For the three months ended December 31, 2024, compensation and related benefits increased by approximately $1,146,000, or 4,583.2%, as compared to the three months ended December 31, 2023. This increase was attributable to incentive and settlement share issuances to current and former directors of the Company. We expect that our compensation and related benefits will decrease in the near future considering there were one time costs associated with settlement and exit agreements.

Other general and administrative expenses

For the three months ended December 31, 2024, total other general and administrative expenses increased by approximately $191,000, or 341.9%, as compared to the three months ended December 31, 2023. This increase was primarily attributable to an increase of approximately $121,000 in insurance expense, $47,000 in filing and transfer agent fees, $18,000 in travel expenses, and $5,000 in other general expenses. We expect that our other general and administrative expenses will continue to increase in the near future as we continue to increase our focus on business expansion in the defense sector.

 Other (Expense) Income

Other (expense) income includes change in fair value of liability-classified stock purchase warrants and derivative liabilities, day one loss on issuance of stock purchase warrants in connection with conversion of convertible note payable, Private Placement, loss on reclassification of stock purchase warrant from equity-classified to liability-classified, interest expense, loss on settlement of vendor obligations, and gain on sale of investment.

For the three months ended December 31, 2024, other expense, net, increased by approximately amounted to $156,100,000, or 2,662,913.0%, as compared to the three months ended December 31, 2023. , mainly attributable to losses recognized by an increase in fair value of liability-classified stock purchase warrants and derivative liabilities of approximately $141,210,000, day one loss on issuance of stock purchase warrants in connection with conversion of convertible note payable and Private Placement of approximately $14,197,000, loss on reclassification of stock purchase warrant from equity-classified to liability-classified of approximately $46,000, interest expense of approximately $439,000, and a loss on settlement of vendor obligations of approximately $278,000, offset by gain on sale of investment of approximately $64,000.

Discontinued Operations

Net loss from discontinued operations was $157,975 for the three months ended December 31, 2024. This loss is wholly attributable to the operations of the Company’s wholly owned subsidiary Digital RFQ, which is considered to be held-for-sale as of November 2024.

The following table summarizes the historical consolidated statements of operations data:

	September 30,	September 30,	Changes in
	2024	2023	Amount	Percentage
Operating expenses:
Professional fees	$5,986,910	$1,566,409	$4,420,501	282.2%
Compensation and benefits	133,333	120,000	13,333	11.1%
Amortization of intangible assets	—	265,162	(265,162)	(100.0)%
Bad debt expense – related parties	—	529,488	(529,488)	(100.0)%
Other general and administrative	593,129	264,370	328,759	124.4%
Impairment loss	391,217	11,914,322	(11,523,105)	(96.7)%
Total operating expenses	7,104,589	14,659,751	(7,555,162)	(51.5)%
Other (expense) income, net
Interest expense	(343,333)	—	(343,333)	100.0%
Interest expense – related parties	(44,111)	(563)	(43,548)	100.0%
Loss on extinguishment of vendor obligations	(288,835)	—	(288,835)	100.0%
Gain on extinguishment of vendor obligations	211,200	—	211,200	100.0%
Gain on extinguishment of due to affiliates	192,069	—	192,069	100.0%
Total other (expense) income, net	(273,010)	(563)	5,624,697	16,166.2%
Net loss from continuing operations	(7,377,599)	$(14,660,314)	7,282,715	(49.7)%
Net loss from discontinued operations	(1,140,921)	(2,768,114)	1,627,193	(58.8)%
Net loss	$(8,518,520)	$(17,428,428)	$8,909,908	(51.1)%

Comparison For the Year Ended September 30, 2024 Versus the Year Ended September 30, 2023

Operating Expenses

Professional fees

For the year ended September 30, 2024, professional fees increased by approximately $4,421,000, or 282.2%, as compared to the year ended September 30, 2023. The significant increase was primarily attributable to an increase in advisory service fees of $3,648,100, consulting fees of approximately $659,000, and legal fees of approximately $295,000 attributed to additional costs associated with the December 2023 business combination, offset by a decrease audit fees of approximately $173,000 attributed to one time costs attributed to transitioning from a private company to a public company. We expect that our professional fees will increase in the near future as consultancy agreements were entered into during the fourth quarter with outsourced executives and other personnel of the Company that we anticipate to be in place for the entire fiscal year 2025.

Compensation and related benefits

For the year ended September 30, 2024, our compensation and related benefits increased by approximately $13,000, or 11.1%, as compared to the year ended September 30, 2023. We expect that our compensation and related benefits will decrease significantly considering the pending disposal of our financial services segment. However, we expect an overall increase in compensation expenses in the near future if the pending acquisition of Star completes during fiscal year 2025.

Amortization of intangible assets

For the year ended September 30, 2024, our amortization of intangible assets decreased by $265,000, or 100.0%, as compared to the year ended September 30, 2023. The decrease was mainly attributable to the impairment loss recorded on our acquired intangible assets during the year ended September 30, 2023 that reduced the carrying value of the acquired intangible assets to zero. We expect that our amortization of intangible assets will increase in the near future if the pending acquisition of Star completes during fiscal year 2025.

Bad debt expense – related parties

For the year ended September 30, 2024, our bad debt expense – related parties decreased by $529,000, or 100.0%, as compared to the year ended September 30, 2023. The decrease was attributable to zero bad debt expense being recognized in the year ended September 30, 2024, after write-off of two receivables from related parties during the prior comparative period..

Other general and administrative expenses

For the year ended September 30, 2024, total other general and administrative expenses increased by approximately $329,000, or 124.4%, as compared to the year ended September 30, 2023. The increase was mainly attributable to additional costs associated with operating as a public company, including an increase in D&O insurance of approximately $202,000 and filing fees of approximately $265,000, offset by a decrease in office expenses of approximately $57,000, entertainment and travel of approximately $41,000, and other business expenses of approximately $41,000. We expect that other general and administrative expenses will increase in the near future if the pending acquisition of Star completes during fiscal year 2025.

Impairment loss

At each reporting period end, we assessed our long-lived assets for any impairment and concluded that there were indicators of impairment as of September 30, 2024 and 2023 and determined that the estimated undiscounted cash flows related to certain long-lived assets were less than their carrying amounts for both periods. For the years ended September 30, 2024 and 2023, we considered the investee’s series of operating losses and global economic environment, and recognized an impairment loss of $391,217 and $6,210,783 for the year ended September 30, 2024 and 2023, respectively. For the year ended September 30, 2023, we were not able to realize the financial projections provided by an entity acquired at the time of the intangible assets purchase and determined to recognize an impairment loss of $5,703,539, reducing the carrying value of the acquired intangible assets to zero. These impairment losses for the years ended September 30, 2024 and 2023 totaled $391,217 and $11,914,322, respectively, a decrease of $11,523,105, or 96.7%.

Other Expense

For the year ended September 30, 2024, other expense, net, increased approximately $272,000, or 48,392.0%, as compared to the year ended September 30, 2023. The increase was attributable to, an increase in gain on settlement of liabilities of approximately $403,000, offset by a net loss on settlement of vendor obligations of approximately $289,000, an increase in interest expense on debt-related parties of approximately $44,000, an increase in interest expense due to amortization of debt discounts on convertible and non-convertible notes of approximately $316,000, and an increase in interest expense on convertible and non-convertible notes of approximately $27,000.

Discontinued Operations

Net loss from discontinued operations was $1,140,921 for the year ended September 30, 2024 compared to $2,768,114 for the comparative prior period. The decrease was primarily due to a decrease of $333,038 and $1,960,230 in net income and net loss, respectively, from the Company’s general support services operations and the operations of the Company’s wholly owed subsidiary DRFQ. Specifically, we ceased operations of our general support services operations on January 1, 2024 and we did not generate revenue or incur any expenses subsequent to that date and DRFQ’s primary USD Banking rails were closed when Signature and Silvergate closed in March 2023.

Liquidity and Capital Resources

We generated a pre-tax net income from continuing operations of $90,072,207 for the nine months ended September 30, 2025 and incurred a pre-tax net loss from continuing operations of $4,570,383 for the nine months ended September 30, 2024, and have an accumulated deficit of $111,464,507 as of September 30, 2025 and $201,075,743 at December 31, 2024. As of September 30, 2025, we had a working capital deficit of $30,512,429, including $7,611,465 of cash and cash equivalents. The pre-tax net income from continuing operations of approximately $90,000,000 for the nine months ended September 30, 2025 is primarily due to the applicable accounting treatment used to recognize gains from changes in fair value of liability-classified warrants which does not impact our cash position. During the nine months ended September 30, 2025 the most significant use of the Company’s cash was for the purpose of advance cash payments to Star of $3,500,000 pursuant to the amended terms of the Star transaction. The Company intends to make an additional final advance payment of $500,000 subsequent to September 30, 2025.

We have not been able to generate sufficient cash from operating activities to fund our ongoing operations. However, we expect to generate revenue beginning immediately after the closing of the Star acquisition, which we expect to be completed near the end of the fourth quarter of 2025. Since our inception, we have raised capital through private sales of common stock and debt securities. Most recently, we raised $10,000,000 in gross proceeds from a private placement entered into on September 4, 2025. Our future success is dependent upon our ability to achieve profitable operations and generate cash from operating activities. There is no guarantee that we will be able to generate enough revenue and/or raise capital to support our operations.

To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and cash and other requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. Even if debt financing is available, the cost of additional financing may be significantly higher than our current debt.

The risks and uncertainties surrounding the Company’s ability to continue to raise capital and its limited capital resources raise substantial doubt as to the Company’s ability to continue as a going concern for twelve months from the issuance of these consolidated financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which contemplate our continuation as a going concern.

Cash Flows

The following summarizes the key components of our cash flows for the nine months ended September 30, 2025 and 2024:

	Nine Months Ended September 30,
	2025	2024
Net cash used in operating activities	$(5,199,446)	$(3,212,291)
Net cash used in investing activities	(3,518,690)	-
Net cash provided by (used in) financing activities	8,347,000	2,386,947
Effect of exchange rate on cash	124,960	(2,617)
Net change in cash	$(246,176)	$(827,961)

Operating activities

Net cash flow used in operating activities for the nine months ended September 30, 2025 was approximately $5,199,000, which primarily reflected our consolidated net income of approximately $89,611,000, adjusted for changes in working capital accounts and certain non-cash income (expenses) of approximately $97,888,000 (including the change in fair value of our liability-classified stock purchase warrants and derivative liabilities of approximately $123,957,000, and gain on deconsolidation of approximately $2,491,000, offset by day one loss on private placement of approximately $19,606,000, loss on debt extinguishment of approximately $7,484,000, change in fair value of digital assets of approximately $968,000, amortization of debt discount of approximately $322,000, stock-based compensation of approximately $178,000, and depreciation expense of approximately $2,800).

Net cash flow used in operating activities for the nine months ended September 30, 2024 was $3,212,000, which primarily reflected our consolidated net income of approximately $407,000, adjusted for changes in working capital accounts and certain non-cash expense of approximately $748,000 (including loss on settlement of vendor obligations of approximately $289,000, stock-based compensation of approximately $155,000, and amortization of debt discount of approximately $316,000, offset by a gain on settlement of due to affiliates of approximately $192,000, and a gain on settlement of vendor obligations of approximately $211,000).

Investing activities

Net cash flow used in investing activities was approximately $3,519,000 for the nine months ended September 30, 2025, which consisted of additional advance payments to Star of $3,500,000 in connection with the planned acquisition of Star, and a purchase of computer equipment of approximately $19,000.

There were no cash flows provided by investing activities for the nine months ended September 30, 2024.

Financing activities

Net cash flow provided by in financing activities was approximately $8,347,000 for the nine months ended September 30, 2025, which consisted of net proceeds from issuance of private placement of approximately $9,225,000, offset by a repayment of note payable of $78,000 and payments of penalty – late registration of $800,000.

Net cash flow provided by financing activities was approximately $2,387,000 for the nine months ended September 30, 2024, which consisted of proceeds from loan payable – related parties of approximately $731,000, proceeds from issuance of convertible debt, net of issuance costs of approximately $996,000, proceeds from issuance of note payable of approximately $78,000, and cash provided by financing activities from discontinued operations of approximately $582,000.

In September 2025, we entered into a common stock purchase agreement with an investor in the form of an Equity Line of Credit (the “ELOC Purchase Agreement”). Pursuant to the ELOC Purchase Agreement, we may sell to the investor up to $250 million of our common stock. The proceeds received in connection with the ELOC Purchase Agreement will be used to finance the Company’s ongoing operations, working capital, and expected acquisitions.

Off-Balance Sheet Arrangements

We had no outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Critical Accounting Estimates

Our consolidated financial statements and the related notes included elsewhere in this Quarterly Report on Form 10-Q are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, operating results, and cash flows will be affected.

See Note 3. Summary of Significant Accounting Policies of the Notes to our consolidated financial statements included in Part II, Item 8 of this Quarterly Report on Form 10-Q for a summary of significant accounting policies and significant estimates and assumptions and their effects on our financial statements. Below are the significant estimates and assumptions that we consider critical because they involve a significant amount of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.

Discontinued Operations

As discussed in Note 4 to the unaudited financial statements in this prospectus, the Company was unable to obtain complete financial information from a subsidiary for the period beginning April 1, 2025 and ending July 29, 2025. Consequently, management relied on historical trends and partial records to estimate the operating results of the discontinued operations for this period.

The inability to verify actual results introduces a level of uncertainty into the reported net loss from discontinued operations. Management continues to monitor the situation and may adjust its estimates in future filings should additional information become available.

Stock-based Compensation

We account for share-based payments that involve the issuance of shares of our common stock to employees and nonemployees and meet the criteria for share-based awards as stock-based compensation expense based on the grant-date fair value of the award. The Company has elected to recognize the adjustment to stock-based compensation expense in the period in which forfeitures occur. We recognize compensation expense for awards with only service conditions on a straight-line basis over the requisite service period for the entire award.

If factors change, and we utilize different assumptions including the probability of achieving performance conditions, share-based compensation cost on future award grants may differ significantly from share-based compensation cost recognized on past award grants. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate any remaining unearned share-based compensation cost or incur incremental cost. Share-based compensation cost affects our compensation and benefits expenses.

Warrants

Classification: The Company determines the accounting classification of warrants it issues as either liability or equity classified by first assessing whether the warrants meet liability classification in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“ASC 480”), then in accordance with ASC 815-40 (“ASC 815”), Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Under ASC 480, warrants are considered liability classified if the warrants are mandatorily redeemable, obligate the Company to settle the warrants or the underlying shares by paying cash or other assets, or warrants that must or may require settlement by issuing variable number of shares. If warrants do not meet liability classification under ASC 480, the Company assesses the requirements under ASC 815, which states that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification under ASC 815, and in order to conclude equity classification, the Company also assesses whether the warrants are indexed to its Common Stock and whether the warrants are classified as equity under ASC 815 or other applicable GAAP. After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the statements of operations. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date.

We assess the classification of our stock purchase warrants at each reporting date to determine whether a change in classification between equity and liability is required. For modified stock purchase warrants that result in a change of classification from equity to liability, a liability is recognized equal to the fair value on the date of modification, additional paid-in capital is adjusted by the fair value of the warrant on the date of issuance, and the difference is recognized as a non-cash gain or loss on the consolidated statements of operations and comprehensive loss.

Valuation: The fair value of our equity-classified stock purchase warrants and liability-classified stock purchase warrants are determined utilizing Level 3 inputs using a Black-Scholes-Merton option valuation model and a Monte Carlo simulation model, respectively.

In both models, the fair value of an award is affected by our stock price on the date of measurement as well as other assumptions, including the estimated volatility of our stock price over the term of the stock purchase warrant as of the measurement date and the estimated period of time that we expect third parties to hold the stock purchase warrants at the measurement date. The risk-free interest rate assumption we use is based upon United States Treasury interest rates appropriate for the expected life of the stock purchase warrant.

As our stock has limited trading history on Nasdaq, we use the historical volatility of our peer companies in order to estimate future stock price trends. We expect third parties to hold their stock purchase warrants for the contractual term as we do not have any history to support a shorter term and do not anticipate stock purchase warrants to be exercised prior to the end of the term. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

We use the Monte Carlo simulation model for our liability-classified stock purchase warrants in order to incorporate other subjective assumptions based on the terms of the specific stock purchase warrant agreements or the related host contract. For our liability-classified stock purchase warrants as of September 30, 2025, we included the probability of a fundamental event, as defined in the relevant agreements, occurring in our assumptions.

The aforementioned inputs entered into the models we use to fair value our stock purchase warrants are subjective estimates and changes to these estimates will cause the fair value of our stock purchase warrants and related debt issuance discount we recognize to vary.

Derivative Financial Instruments

Classification: We evaluate our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss included in this Report under “Item 8. Financial Statements”. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. Bifurcated embedded derivatives are classified with the related host contract on the Company’s balance sheet.

Valuation: We use the Monte Carlo simulation model for our bifurcated embedded derivatives in order to incorporate subjective assumptions based on the terms of the specific host contracts. For our bifurcated embedded derivatives issued in connection with our December 2024 convertible note payable, we included the probability of a fundamental event, as defined in the relevant agreements, occurring in our assumptions in addition to the estimated volatility of our stock price over the term of the bifurcated embedded derivative as of the measurement date, the remaining term of the host contract at the measurement date, the risk-free interest rate based upon United States Treasury interest rates appropriate for the expected term, the conversion discount, and the redemption premium.

Legal and other contingencies

We are subject to various legal proceedings and claims that arise in the ordinary course of business, the outcomes of which are inherently uncertain, and such uncertainty may be enhanced due to the industry in which we operate. We record a liability when it is probable that a loss has been incurred and the amount is reasonably estimable, the determination of which requires significant judgment. In addition, we record recoveries of these losses when it is probable that they will be collected. These estimates are highly sensitive to change and involve variables that are not completely within our control nor practicable to model, including decisions made by regulators and settlement negotiations. Resolution of legal and other contingencies in a manner inconsistent with management’s expectations could have a material impact on our financial condition and results of operations.

Recently Issued Accounting Pronouncements

For information about recently issued accounting standards, refer to Note 3 to our Consolidated Financial Statements appearing elsewhere in this report.

Foreign Currency Risk

Foreign currency transaction risk

Revenues, expenses, and financial results of our foreign subsidiaries are recorded in the functional currency of these subsidiaries. Our foreign currency exposure is primarily related to transactions denominated in British Pounds attributable to cash, customer custodial funds and customer custodial cash liabilities and intercompany transactions where the transaction currency is different from a subsidiary’s functional currency. Changes in foreign exchange rates, and in particular a weakening of foreign currencies relative to the U.S. dollar may negatively affect our results of operations as expressed in U.S. dollars. We have experienced and will continue to experience fluctuations in our results of operations as a result of gains or losses on the settlement and the remeasurement of monetary assets and liabilities denominated in foreign currencies that are not the functional currency of the respective entity.

If an adverse 10% foreign currency exchange rate change was applied to the largest foreign currency exposure (e.g. British Pound) or to all foreign currency exposures in aggregate, of monetary assets, liabilities, and commitments denominated in currencies other than its functional currency as of September 30, 2025 and December 31, 2024, it would not have a material impact on our financial results.

From time to time, we may enter into derivatives or other financial instruments in an attempt to hedge our exposure to foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations. Additionally, the volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Our international operations increase our exposure to exchange rate fluctuations and, as a result, such fluctuations could have a material impact on our future results of operations and cash flows.

Fluctuations in functional currencies from our net investment in international subsidiaries expose us to foreign currency translation risk, where changes in foreign currency exchange rates may adversely affect our results of operations upon translation into U.S. dollars. See the consolidated statements of comprehensive income (loss) in this prospectus for translation adjustments for the three and nine months ended September 30, 2025 and 2024. A 10% increase or decrease in foreign currency exchange rates used in translating the financial statements of subsidiaries with functional currencies other than our reporting currency would not have a material impact on our financial results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Star

You should read the following discussion and analysis of Star’s financial condition and operating results together with the audited financial statements and related notes included elsewhere in this proxy statement.

This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Future results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Recent Developments

On February 3, 2025, Star entered into an agreement to purchase shares and options of Mia Dynamics Motors Ltd., a public company traded on the Tel Aviv Stock Exchange (“Mia”). Star purchased a total of 2,250,000 ordinary shares of Mia at NIS 0.01 par value and 2,250,000 options (non-tradable) exercisable for 2,250,000 ordinary shares of the public company, up to 24 months from the date of the engagement and against an exercise price of NIS 0.60 per option for NIS 900,000 (approximately $249,000). On February 7, 2025, Star additionally purchased a total of 2,083,300 ordinary shares and 1,458,310 options (non-tradable) of Mia for NIS 750 thousand (approximately $208,000). The securities issued to Star constitute 1.28% of Mia outstanding capital (1.67% on a fully dilutive basis) and, as a result of the minority ownership, the interest is not considered material to Star.

On June 8, 2025, Star Twenty Six Ltd. (“Star Twenty Six”), a wholly owned subsidiary of Star, entered into an agreement with Water IO Ltd., a company listed on the Tel Aviv Stock Exchange (“Water”) and its controlling shareholders, pursuant to which the parties agreed to engage in the following transaction whereby Star will lend Water NIS 600,000 (14% annual interest, 2-year term) which will be used to pay Water’s payables. Water will record A first-ranking floating charge on all company assets and a first-ranking fixed charge on unissued share capital (36.5M shares). Water is required to hold a shareholders’ meeting in which the shareholders will be requested to approve the transaction, approve Star’s nominees to be serve as Water directors and a reverse split of the company’s shares. Subject to obtaining shareholders’ approval and other closing conditions, Star will further lend Water NIS 700,000 and shall also invest NIS 700,000 as an equity investment. In return for Star fulfilling its obligations, Water will issue Star 72% of Water’s fully diluted share capital. The closing of the transaction is contingent on several conditions, including Star being satisfied with its due diligence of Water, Shareholder and TASE approvals and the registration of the shares to be issued to Star. After the closing of the transaction, Star commits to introducing new business activity into Water worth at least NIS 40M. The legacy business of Water will be transferred to a trustee for liquidation and any proceeds from the Sealed Air litigation in the U.S. will be Allocated: 35% to Water and 65% to pre-deal shareholders (pro rata). The litigation will be handled via a trust structure to be approved by shareholders, with the legal costs for Sealed Air case capped at $10K. If deal is terminated due to Water’s fault or failed due diligence then the first loan increases to NIS 2.1M with 18% annual interest and Star may convert loan to shares (up to 19.9%) at NIS 0.30/share. If terminated for other reasons (e.g., failed shareholder approval) Star can choose repayment or partial share conversion. Water’s assets, revenue and financial activity is not material (less than 20%) of Star’s current assets and revenues.

On June 8, 2025, Star Twenty Six entered into an agreement with I.T.S. Industrial Tecno-logic Solutions Ltd. (“ITS”) and its controlling shareholder Gera Eron, pursuant to which Star will lend ITS NIS 10,000,000. In return Star would get 51% of the share capital of ITS on a fully diluted basis. ITS is an Israeli company providing design, development, production, and manufacturing of serial, fully integrated electro-mechanical machines and sophisticated assembly lines. Positech, its wholly-owned subsidiary, designs and manufactures top-of-the-line, high-performance motion control systems for military and civilian use. Positech provides small to middle-series one-stop shop “Build to Spec” & “Build to print” custom-made prototypes and OEM systems in the Mechanical, Electrical, HW, FW, and SW Engineering fields. Pursuant to the terms of the agreement, Star was also granted an option to purchase the remainder 49% of ITS for three years from the controlling shareholder. Depending on whether the option is exercised in the first, second or third year hereafter, the agreed purchase price for the 49% is 25 million NIS, 30 million NIS or 35 million NIS, respectively. Star was provided 30 days to complete its due diligence in connection with the acquisition of ITS. Moreover, pursuant to the terms of the agreement, ITS has until July 7, 2025 to obtain the consent of its current banks to the agreement. If such confirmation is not received, Star would lend ITS ILS 2,500,000, with subsequent loans to be made in 30-day intervals thereafter. Subject to the completion of Star’s due diligence and to ITS banks’ consent, Star would provide the said loan and, in return, ITS shall issue Star shares equal to 51% of ITS. If the banks do not provide consent to the agreement by July 7th, then the loan is due 12 months after the funds are paid to ITS and no shares shall be issued to the Lender. In such case no further loans are due to ITS.  Based on the revenues, net income and assets of Water, the loan is not material to operations of Star.

On February 11, 2025, we executed and delivered an amendment to the Securities Purchase Agreement and Call Option, dated December 15, 2024 (as amended, the “Nukkleus Agreement”) with the Company, its equity holders and Mr. Shalom, acting in his capacity as the representative of the Star Equity Holders, increasing the amount of advances we can borrow from Nukkleus to $1,800,000.

On May 13, 2025, another amendment was executed among the parties increasing the amount of advances Star can borrow from Nukkleus to $3,000,000.  On June 15, 2025, the parties entered into Amendment No. 3 whereby they clarified that if Nukkleus fails to make all payments by the agreed time or if the Star Agreement is terminated as a result of Nukkleus failing to perform or observe the covenants or agreements of Nukkleus or if Nukkleus fails to maintain its listing on Nasdaq, Star shall be entitled to a payment from Nukkleus in the amount of $3,000,000. On July 25, 2025, the parties entered into Amendment No. 4 whereby Menachem Shalom, the holder of all the issued and outstanding Class B common stock in Star, agreed to convert his Class B shares to Class A common stock, with the same rights as the shares of Class A common stock.

Our Acquisition of Rimon

B. Rimon Agencies Ltd., which we refer to as Rimon, is an Israeli limited liability company formed by the late Binyamin Rimon, its founder and former chief executive officer, on June 4, 1992. Rimon, an Israeli defense industry company, serves the Israeli market as an exclusive distributor of generators, masts, lighting solutions, and a wide range of defense, homeland security, and commercial systems. Star acquired Rimon from its founder and Chief Executive Officer, Menachem Shalom, on February 15, 2024 pursuant to an agreement in which he assigned and transferred all of his Rimon shareholdings, constituting 100% ownership thereof, to Billio, Star’s wholly owned subsidiary, in exchange for Star (1) assumption of his obligations and rights under certain agreements between himself, Rimon, and the former owners and sellers of Rimon, who we refer to as the Sellers, including but not limited to the right to be repaid by Rimon for a loan of NIS 425,000 which Mr. Shalom extended to the Sellers on December 25, 2023, and a NIS 750,000 payment obligation and other conditional/performance based payment obligations; (2) indemnification of the founder with respect to any and all of his obligations to the Sellers; and (3) Star’s reimbursement of the founder costs incurred in connection with his acquisition of Rimon. On December 12, 2024, the Sellers agreed that we may remove their names from the shares on which such names are currently affixed on the official Israeli securities registrar upon our payment of NIS 171,837 to the Sellers, an amount equal to (i) the sum of the final NIS 300,000 installment due February 15, 2024 and a fee owed to the sellers of Rimon in connection with a certain mast brokerage transaction between Fireco SARL and BL Advanced Ground Support Systems Ltd., (ii) less NIS 152,203, representing funds held in a private account of the late Binyamin Rimon, as collateral for certain of Rimon’s debt which was to be returned to us upon repayment of the debt and release of the collateral. Star paid the prior amount on December 18, 2024, and had the Sellers name removed from the official Israeli securities registrar thereafter.

In connection with our acquisition of Rimon from Mr. Shalom, we agreed to reimburse him for the costs incurred during his acquisition of Rimon and to establish the terms and conditions for the working capital advances he planned to provide, and subsequently provided, to Rimon. To do so, on February 15, 2024, we issued Mr. Shalom a demand grid promissory note with an initial principal of $155,405, representing the amounts he had extended to Rimon before that date, bearing interest at 8% per annum and maturing 60 days after the earlier of February 15, 2025, or upon the closing of a private placement or public offering for gross proceeds of at least $5,000,000. Since its issuance, the outstanding principal of the note: (i) increased by $23,424 to $178,829 on March 22, 2024, due to a working capital advance from Mr. Shalom, then (ii) decreased by $20,270 to $158,559 on May 23, 2024, after we repaid that amount of the outstanding principal of the note, then (iii) increased by $59,540 to $218,100 on August 28, 2024, due to an additional working capital advance from Mr. Shalom, then (iv) increased by $54,054 to $272,154 on the prior date to reflect an advance from Mr. Shalom to cover a portion of the second required payment to the Rimon sellers; then (v) increased by $189,362 to $461,516, the current outstanding principal of the note, on December 4, 2024, following an additional working capital advance from Mr. Shalom extended until that date.

Rimon Acquisition Accounting Treatment

Star accounted for the acquisition of Rimon as a business combination using the acquisition method under FASB ASC Topic 805 as of the date we obtained control. In compliance with ASC 810-10-40-6, we treated the series of transactions leading up to our acquisition of Rimon as a single transaction because: (i) we executed each transaction around the same time and in contemplation of one another, (ii) Mr. Shalom formed Star to acquire Rimon, (iii) Star’s formation depended on Mr. Shalom’s acquisition of Rimon, and (iv) the transactions formed a unified arrangement to make Rimon a wholly owned subsidiary of Star.

As the accounting acquirer, Star recorded the consideration that Mr. Shalom paid on our behalf. Star estimated the purchase price, identified the acquired assets and assumed liabilities as of the acquisition date, and recognized any excess of the purchase price over the fair value of the net assets acquired as goodwill. However, we are still finalizing the purchase price allocation. As a result, our current fair value estimates for contingent consideration, goodwill, and related tax impacts are preliminary and may change as we receive more information, including final adjustments to net working capital. We expect to complete the valuation as soon as possible and no later than one year after the acquisition date.

The excess of Rimon’s purchase price over the fair market value of its net tangible and identifiable intangible assets acquired was recorded as goodwill, primarily reflecting Rimon’s the market opportunities in Israel. There is no goodwill in this purchase.

The following table sets forth the preliminary components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in months):

	Fair value	Useful life
Distributor rights	$89,000	60
Backlog	242,000	24
Customer Relationships	70,000	60
Total intangible assets	$401,000

As described above and elsewhere in this prospectus, on February 15, 2024, we executed an assignment and assumption agreement with Mr. Shalom, pursuant to which we, through our wholly owned subsidiary Billio, acquired all 200 shares of Rimon’s issued and outstanding capital stock in exchange for our assumption of all Mr. Shalom’s rights and obligations under his agreements with the former owners and sellers of Rimon, dated December 22, 2023, and February 15, 2024. According to ASC 805in a common control transaction, a receiving entity records assets and liabilities at the transferring entity’s carrying amounts, not at fair value, because such transactions do not involve a substantive change in ownership and do not require a step up in basis. As a result, we recorded Rimon’s assets at their carrying values and treated them as a capital contribution from Mr. Shalom.

Securities Purchase Agreement with Nukkleus

On December 15, 2024, Star entered into a Securities Purchase Agreement and Call Option, as amended on each of February 11, 2025, May 13, 2025 and June 15, 2025 (collectively, the “Nukkleus Agreement”) with Nukkleus, Star’s equity holders and Mr. Shalom, acting in his capacity as the representative of the Star holders, to sell to Nukkleus a controlling 51% interest in Star in exchange for an aggregate investment of (i) $21,000,000 that consists of $5,000,000 in cash, (ii) a promissory note in the principal amount of $16,000,000 less amounts previously borrowed from Nukkleus and (iii) shares and warrants in Nukkleus. Our equity holders granted Nukkleus an option (the “Option”) to purchase the balance of their equity in Star (49.0%) for an aggregate $16,084,250 (the “Option Exercise Price”) in consideration for the issuance to them of five-year stock purchase warrants to purchase an aggregate of 720,000 shares of Star’s common stock with an exercise price of $1.50 per share.

If, for a period of 12 months after the closing of the transactions contemplated by the Nukkleus Agreement, the shares of Nukkleus are delisted from Nasdaq, Star shall have the right, at its own discretion, to require Nukkleus to exchange the note for all the shares of Star then held by Nukkleus, the option shall be automatically cancelled and we shall retain any cash payments made by Nukkleus. In such instance, Nukkleus shall retain an equity interest in Star equivalent to all cash payments. The closing of the transaction is subject to customary closing conditions, including regulatory approvals, third-party consents, fairness opinion, and approval by the shareholders of Nukkleus as required under applicable Nasdaq listing rules.

If the Nukkleus Agreement is canceled because stockholder approval was not obtained within 90-days after the date of the Agreement and the failure was a result of Nukkleus failing to perform or observe its covenants or agreements provided for in the Agreement, Star is entitled to damages of $1,800,000 from Nukkleus.

Results of Operations

Comparison of the years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations during the years ended December 31, 2024 (Star 26 Capital Inc.) and 2023 (B. Rimon Agencies Ltd) both in thousands of dollars and as a percentage of our revenues.

	Year ended
	December 31
	2024	2023
Revenues	4,994	3,797
Cost of revenues	(3,808)	(2,648)
Gross profit	1,186	1,149

General and administrative expenses	(1,687)	(547)
Operating Income (Loss)	(501)	602
Other Income	55	38
Financial income, net	(143)	(104)
	(589)	536
Taxes on income	34	(129)
Net Income (loss)	(555)	407

Revenue

Rimon’s revenue for the years ended December 31, 2024 and 2023 were $4,994,000 and $3,797,000, respectively, an increase of $1,197,000, or 31.52%. Revenues increased as a result of growing demand for the products of Rimon, particularly as a result of the situation in Israel and the general geopolitical trends.

Cost of revenue

Rimon’s cost of revenue for the years ended December 31, 2024 and 2023 were $3,808,000 and $2,648,000, respectively, an increase of $1,160,000. Cost of revenue increased in line with our increase in revenue.

Gross profit and Gross margin

Gross profit for the years ended December 31, 2024 and 2023 were $1,186,000 and $1,149,000, respectively, and its gross margin for the respective year ends were 23.75% and 30.26%, respectively.

General and Administrative expenses.

General and administrative expenses increased from $547,000 in 2023 to $1,687,000 in 2024. This overall increase masks a shift in the composition of the following expenses:

-	Salaries and related expenses increase from $289,000 in 2023 to $467,000 in 2024.

-	Rent expenses increase from $39,000 to 60,000 due to municipality tax benefits received; and

-	Professional fees increased from $88,000 in 2023 to $712,000 in 2024, due to higher professional service fees related to compliance and consulting in Rimon and professional service fees related to compliance and consulting in the Company. The fees are directed related to the proposed transaction between the Company and Star, which directly results in increased compliance and consulting and professional service fees incurred by Rimon.

-	Amortization of intangible assets in 2024 was $196,000.

Income Tax

Our income tax expense decreases from $129,000 in 2023 to income tax of $34,000 in 2024 As of December 31, 2024, Rimon and subsidiary have carried forward losses for tax purposes of approximately $430,000 and $660,000 thousands, respectively.

Net Income

Net income decreased significantly, from net income of $407,000 in 2023 to net loss of $555,000 in 2024.

Comparison of Years Ended December 31, 2023 and 2022 - B. Rimon Agencies Ltd

The following table sets forth key components of our results of operations during the years ended December 31, 2023 and 2022, in thousands of dollars and as a percentage of our revenues.

	Year ended
	December 31
	2023	2022
Revenues	3,797	2,698
Cost of revenues	(2,648)	(2,041)
Gross profit	1,149	657

General and administrative expenses	(547)	(518)
Operating Income	602	139
Other Income	38	78
Financial income, net	(104)	(100)

	536	(117)
Taxes on income	(129)	43
Net Income	407	(74)

Revenue

Our revenue increased by 41%, from $2,698,000 in 2022 to $3,797,000 in 2023. This growth was driven primarily by increased demand for masts, which accounted for approximately 62% of the revenue growth. Additionally, our generators saw a 38% rise in sales due to increased demand in the Israeli market attributed to the war in Israel.

Cost of Revenue

Cost of revenue rose by 30%, from $2,041,000 in 2022 to $2,648,000 in 2023. This increase correlates with higher sales volumes, particularly in masts, which carries higher production and delivery costs. Notably, the cost of raw materials increased by 30%, contributing to the rise in our cost structure.

Gross Profit and Gross Margin

Gross profit improved from $657,000 in 2022 to $1,149,000 in 2023, reflecting a 75% increase. Our gross margin also rose from 24.4% to 30.3%, primarily due to a favorable shift in our product mix towards higher-margin masts  and improved operational efficiencies.

General and Administrative expenses.

General and administrative expenses increased from $518,000 in 2022 to $574,000 in 2023, a rise of approximately 10.8%. This overall increase masks a shift in the composition of the following expenses:

●	Salaries and related expenses decreased from $340,000 in 2022 to $289,000 in 2023, reflecting the impact of workforce optimization initiatives;

●	Rent expenses decreased from $42,000 to 39,000 due to municipality tax benefits received; and

●	Professional fees increased from $11,000 in 2022 to $88,000 in 2023, due to higher professional service fees related to compliance and consulting, which accounted for $77,000 of the increase, and a $3,000 rise in consulting and marketing costs.

Income Tax

Our income tax expense increased to $129,000 in 2023, up from $43,000 in 2022, driven by higher taxable income. Our effective tax rate remained consistent at approximately 23%. Despite this, we carried forward tax losses of $635,000 as of December 31, 2023, which will reduce taxable income in future periods.

Net Income

Net income increased substantially, from $200,000 in 2022 to $443,000 in 2023. This improvement was the result of higher revenue and gross margin, partially offset by increased administrative expenses.

Liquidity and Capital Resources

On June 30, 2025, Star had $423,000 in cash and cash equivalents.

Rimon’s capital resources are lines of credit extended to it by banks and its vendors. In addition, and based on short term needs, the founder is willing to provide Rimon with working capital advances to cover short term financial needs.

Plan of Operations

Rimon can maintain its current operations, both in the short term over the next 12 months and in the long term, with no additional funding by relying on lines of credit provided by its vendors, banks, and its self-generating cashflow. The minimum funding required for Star’s to remain in business for at least the next 12 months is $1.2 million. That amount would be used primarily to buy raw materials to be used for inventory and for working capital. Further, Star will be able to continue to conduct its planned operations for an additional eight months through February 2026 using currently available capital resources.

Off Balance-sheet Arrangements

Star has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Income taxes

We account for income taxes in accordance with ASC 740, “Income Taxes” by recognizing the current year’s tax payable and deferred tax assets or liabilities for the future impact of events already reflected in Star’s financial statements or tax returns.

Deferred tax assets and liabilities arise from temporary differences between financial reporting and tax reporting bases. They are measured using the enacted tax rates and laws expected to apply when these amounts reverse or are utilized. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. For uncertain tax positions, Star uses a more-likely-than-not recognition threshold and measures the potential outcomes based on the amounts and probabilities of resolution with taxing authorities.

Revenue Recognition

We recognize revenues upon delivery of our finished products to customers. Delays or failure to make deliveries prevent us from recognizing revenue. To produce and deliver our products, we rely on purchasing and obtaining physical parts and goods from suppliers worldwide. Delays in manufacturing or shipments can significantly impact our production capabilities, and therefore, the number and value of products we can deliver to customers. Additionally, Global events like Covid-19 and the Russia-Ukraine war have disrupted supply chains, affecting our operations and revenues.

Revenue recognition in any accounting period involves significant management judgments and estimates. If these judgments or estimates are incorrect, or if they change due to evolving business or market conditions, it may result in material differences in the amount of revenue recognized during a given period. We recognize revenues in accordance with ASC 606, “Revenue from Contracts with Customers”, which provides a unified model to determine how revenue is recognized.

Pursuant to ASC 606, we recognize revenue when control of promised goods or services is transferred to our customers in an amount that reflects the consideration we expect to receive in exchange. We determine revenue recognition through the following steps: (1) identifying the contract with a customer; (2) identifying the performance obligations within the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations; and (5) recognizing revenue when, or as, we fulfill a performance obligation.

As of the date of this report, we generate two main types of revenue:

●	Revenue from selling imported goods, such as generators, masts, and lighting.

●	Revenue from integration projects, where we design, engineer, source raw materials, assemble, and complete tactical vehicles and trailers.

Leases

We determine whether an arrangement is or contains a lease at the contract inception and include operating leases in operating lease right-of-use assets, other current liabilities, and operating lease liabilities on our balance sheets.

Right-of-use assets represent our right to use an underlying asset for a given lease term, and lease liabilities represent our obligation to make lease payments. We recognize operating lease right-of-use assets and liabilities at the commencement date, based on the present value of lease payments over the lease term. Since our leases do not provide an implicit interest rate, we generally use the incremental borrowing rate based on the estimated interest rate for collateralized borrowing over a similar term on our lease commencement dates. The operating lease right-of-use asset includes any lease payments made and excludes lease incentives. Our lease terms may also include options to extend or terminate the lease when we are reasonably certain to exercise that option. We recognize lease expense on a straight-line basis over the lease term.

We monitor for events or changes in circumstances that require us to reassess our leases. If a reassessment leads to the remeasurement of a lease liability, we make a corresponding adjustment to the carrying amount of the related right-of-use asset, unless this would reduce the right-of-use asset’s carrying amount below zero. In such a case, we record the amount that would result in a negative ROU asset balance in the statement of comprehensive loss.

Related Party Transactions

Star follows ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions.

Key Financial Terms and Metrics

The following discussion summarizes the key factors our management believes are necessary for an understanding of our financial statements:

●	Research and Development Expense. The process of researching and developing our product candidates may be lengthy, unpredictable, and subject to many risks. We are unable, with any certainty, to estimate either the costs or the timelines in which those expenses will be incurred. Our research and development costs may include internal recurring costs, such as personnel-related costs (salaries, employee benefits, equity compensation and other costs), materials and supplies, facilities and maintenance costs attributable to research and development functions.

●	Marketing. Our marketing expenses consist primarily of payment to freelancers, salaries, employee benefits, equity compensation, and other personnel-related costs associated with executive and other support staff. Other significant marketing expenses may include the costs associated with professional fees to develop our marketing strategy and fees associated with setting up exhibitions and shops, with marketing promotions and with digital marketing. Our marketing costs are part of the General and Administrative Expenses in our Profit and Loss report.

●	General and Administrative Expenses. Likewise, our general and administrative expenses consist primarily of salaries, employee benefits, equity compensation, and other personnel-related costs associated with executive, administrative and other support staff. Other significant general and administrative expenses include the costs associated with professional fees for accounting, auditing, insurance costs, consulting and legal services, along with facility and maintenance costs attributable to general and administrative functions.

●	Financial Expenses. Our financial expenses consist primarily of the impact of the exchange rate derived from re-measurement of monetary balance sheet items denominated in non-dollar currencies. Other financial expenses include bank fees and interest on long-term loans.

Operating Activities

Net cash used in operating activities consists of net income adjusted for certain non-cash items and changes in assets and liabilities. Net cash used in operating activities was $1,216,000 for the twelve months ended December 31, 2024.

Investing Activities

Net cash used in investing activities was $131,000 for the twelve months ended December 31, 2024.

Financing Activities

Net cash provided by financing activities was $2,514,000 for the for the twelve months ended December 31, 2024.

BUSINESS

Company Overview

Currently, the Company, through its US-based subsidiary, is engaged in the distribution of drones’ payloads in the defense and homeland security markets within the US. In addition, through its Israeli subsidiary, we are engaged in providing services to support civil and defense aviation needs, including MRO services, aircraft modernization, resale, and leasing, which includes the deployment of the de-icing technology for commercial aircrafts.

Previously we were a financial technology company that was focused on providing software, technology solutions, customer sales and marketing, and risk management technology hardware and software solutions packages for the worldwide retail FX trading industry and payment services from one fiat currency to another or to digital assets.

On January 12, 2026, we closed our acquisition of 100% of the issued and outstanding capital stock of Star 26 pursuant to the terms of the Purchase Agreement, by and among the Company, Star 26, the shareholders of Star 26, and Menachem Shalom, as representative of the shareholders of Star 26. As a result of the Acquisition, Star 26 became a wholly-owned subsidiary of the Company. The transaction was approved by the stockholders of the Company on December 16, 2025 and confirmed by Nasdaq on January 9, 2026. Pursuant to the terms of the Purchase Agreement, the aggregate consideration paid by the Company consisted of: (i) $16,000,000, which was paid to Star 26 by the issuance by the Company of the Investment Note; (ii) $500,000 in cash, representing $5,000,000 less $4,500,000 previously borrowed by Star 26 from the Company; (iii) 4,770,340 Common Shares; (iv) the Warrant to purchase 12,017,648 Warrant Shares at an exercise price of $1.50 per share, exercisable for a period of five years from the Closing Date; (v) the Six-Month Note in the principal amount of $3,000,000, which accrues interest at the rate of 8% per annum and matures on July 12, 2026; and (vi) the Three-Month Note in the principal amount of $3,000,000 (the “Three-Month Note”), which matures on April 12, 2026. The Common Shares, the Warrant, the Six-Month Note and the Three-Month Note were subsequently assigned by Star 26 to the Selling Stockholders, pro ratably based on their equity ownership in Star 26. In connection with the Acquisition, the Company cancelled certain promissory notes previously issued by Star 26 to the Company in the aggregate principal amount of $4,500,000. The cancellation of said indebtedness was applied as a credit against the cash consideration otherwise payable to Star 26 at the closing of the Acquisition. The cash portion of the purchase price payable at closing was funded from the Company’s available cash on hand.

Star currently holds (1) 100% of Rimon, an Israeli corporation engaged as distributor of military-grade generators, masts and lighting systems and that is, among other clients, a supplier of generators for “Iron Dome” launchers, (2) 67% of Water.IO Ltd., an Israeli corporation engaged in smart hydration technology, and (3) a convertible loan issued by I.T.S. Industrial Techno-logic Solutions Ltd., an Israeli corporation which designs, develops and manufactures fully integrated electro-mechanical machines, assembly lines and custom motion systems.

If, for a period of 12 months after the closing, the Common Stock is delisted from Nasdaq, Star 26 shall have the right, at its own discretion, to require the Company to exchange the Investment Note for all the shares of Star 26 then held by the Company, provided, however, Star 26 shall retain any cash payments made by the Company to Star 26 and the Company shall retain an equity interest in Star 26 equivalent to all cash payments.

Background

The Company was formed on May 24, 2019. The Company was formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities. on June 23, 2023, Brilliant entered into the Merger Agreement by and among Merger Sub and Old Nukk. Old Nukk (f/k/a Compliance & Risk Management Solutions Inc.) was formed on July 29, 2013 in the State of Delaware as a for-profit Company and established a fiscal year end of September 30. The Merger Agreement provided that, among other things, at the closing of the transactions contemplated by the Merger Agreement, Merger Sub merged with and into Old Nukk, with Old Nukk surviving as a wholly-owned subsidiary of Brilliant.

The Merger closed on December 22, 2023. In connection with the Merger, Brilliant changed its name to “Nukkleus Inc.”

Historically, the Company, through its wholly owned subsidiary, provided software and technology solutions for the worldwide retail foreign exchange trading industry. The Company’s primary customer was TCM (formerly known as FXDD Malta Limited). Emil Assentato, the former CEO and a former director of the Company, is also the majority member of Max Q, which is managed by DMA. Mr. Assentato is the sole owner and manager of DMA. Max Q owns 79% of Currency Mountain Malta LLC, which in turn is the sole shareholder of TCM. In order to define the services rendered to TCM, Nukkleus Limited, a wholly-owned subsidiary of the Company, entered into a General Services Agreement with TCM in May 2016. The GSA provided that TCM would pay Nukkleus Limited a minimum of $1,600,000 per month. On September 30, 2024, the Company, TCM and FXDD entered into a Release Agreement pursuant to which the parties confirmed that the GSA between the Company and TCM and the FXDD GSA between the Company and FDDD were terminated effective January 1, 2024. The parties further confirmed that there were no obligations or liabilities outstanding or owed between the parties as of September 30, 2024 and each party released and forever discharged the other party from any and all claims, demands, damages, actions, causes of action, or suits of any kind or nature whatsoever, both known and unknown, which have arisen or may arise from the GSA or the FXDD GSA.

The Company has historically operated its blockchain payment solutions through DRFQ, a wholly owned subsidiary of Match”, a wholly owned subsidiary of the Company. On November 8, 2024, the Company entered into the Settlement Agreement with Jamal Khurshid and Match providing that Match agreed to sell DRFQ to Mr. Khurshid or his nominee subject to the Company obtaining shareholder approval. As required by the Settlement Agreement, the Company, Match and Mr. Khurshid entered into a Share Purchase Agreement dated December 27, 2024 providing that the Company, subject to it obtaining shareholder approval, will sell DRFQ to Mr. Khurshid in consideration of £1,000. The Company believes the sale of DRFQ was in the best interest of the Company due to continuing net loss generated by DRFQ and the Company’s desire to focus on the defense sector.

As of August 2025, the Company determined that it no longer had a controlling financial interest in Digital RFQ due to loss of access to financial records. Accordingly, the Company deconsolidated DRFQ during the third quarter of fiscal year 2025. The Company was notified that on July 29, 2025, Match was placed into administration in the United Kingdom pursuant to the Insolvency Act 1986 resulting in the appointment of two Administrators. The Administrators completed a pre-packaged sale of Match’s entire shareholding in DRFQ to Match Financial Holdings Limited, a newly formed entity owned by Mr. Khurshid, for nominal consideration of £102,000.

Following the appointment in September 2024 of Menachem Shalom, our current chief executive officer and a director, we have transformed from a financial technology services provider into a strategic acquirer and operator of aerospace and defense (A&D) businesses. We are building a portfolio of mission-critical suppliers and advanced technology companies and strategic infrastructure opportunities across the defense, aerospace, and advanced manufacturing sectors across the United States, Israel, and Europe.

The Company is positioned as a strategic platform company focused on acquiring, integrating, and scaling high-impact businesses in the aerospace and defense industries. Our strategy targets Tier 2 and Tier 3 suppliers that form the industrial backbone of national security infrastructure, with particular emphasis on companies offering dual-use technologies, advanced AI applications, and critical manufacturing capabilities.

Our Current Portfolio and Pipeline:

Defense and Aerospace Technology Acquisitions Pending Closing:

●	Star 26 Capital Inc. - Defense technology holding company that owns B. Rimon Agencies Ltd., an Israeli supplier of generators for “iron dome” launchers and defense systems.

●	Tiltan Software Engineering Ltd. - Israeli AI software company specializing in defense and aerospace applications including GPS-denied navigation, 3D mapping, simulation systems, and AI training platforms.

Technology Distribution and Licensing:

●	Blade Ranger Ltd. (Exclusive U.S. Distribution rights) - Distribution agreement for advanced drone payload systems for defense and homeland security markets, with minimum commitments of 30 payloads over three years.

●	Mandragola Aviation Joint Venture (51% ownership) - Strategic joint venture to establish aviation and defense infrastructure in the Baltics and Israel, including NATO-compliant logistics hubs, MRO (maintenance, repair and operations) facilities, and aircraft modernization capabilities.

Nimbus Acquisition

On January 15, 2026, the Company consummated its acquisition of 100% of Nimbus Drones Technologies and Marketing Ltd., an Israeli private company specializing in professional unmanned aerial systems and services. See “Prospectus Summary – Recent Developments – Nimbus Acquisition.”

Tiltan Acquisition

On December 30, 2025, the Company consummated its acquisition of all of the issued and outstanding shares of Tiltan Software Engineering Ltd. See “Prospectus Summary – Recent Developments – Tiltan Acquisition.”

September 2025 Equity Line of Credit

On September 19, 2025, the Company and the ELOC Investor, entered into the ELOC Purchase Agreement, which provides that subject to the terms and conditions set forth therein, the Company may sell to the ELOC Investor up to the lesser of (i) $250,000,000 of ELOC Common Shares and (ii) the number of shares of Common Stock (including the Commitment Shares) which equals 19.99% of the Common Stock outstanding immediately prior to the execution of the ELOC Purchase Agreement (subject to certain exceptions provided in the ELOC Purchase Agreement), from time to time during the term of the ELOC Purchase Agreement. Upon entering into the ELOC Purchase Agreement, the Company agreed to issue to the ELOC Investor $1,250,000 worth of Commitment Shares, determined by the lower of the (i) the VWAP on the effective date of the registration statement covering the ELOC Common Shares and the Commitment Shares and (ii) the closing sale price on the effective date of said registration statement; provided, however, that if the Company elects to terminate the ELOC Purchase Agreement, the Commitment Shares’ calculation shall be based on the date of termination rather than the effective date of the registration statement. The ELOC Common Shares purchased pursuant to the ELOC Purchase Agreement will be purchased from time to time at a price equal to a discounted price of 97.5% of the lower of: (i) the lowest daily VWAP of any trading day during the three trading days preceding the date on which the Company submits a draw down notice; and (ii) the closing sale price of the Common Stock on the applicable VWAP purchase date. The maximum amount of any VWAP purchase shall not exceed 20% of the trading volume in the Common Stock on the Nasdaq Stock Market on the applicable purchase date.

September 2025 Private Placement

On September 4, 2025, we entered into the Securities Purchase Agreement with certain accredited investors, pursuant to which the investors agreed to purchase from the Company 200 units for an aggregate purchase price of $10,000,000, or a per unit price of $50,000, with each unit consisting of (i) one restricted share of Series A Preferred Stock and (ii) restricted Common Warrants to initially purchase up to 15,957 shares of Common Stock, subject to adjustment and exchange as described herein. Each share of Series A Preferred Stock has a Stated Value of $50,000 and is convertible into a number of shares of Common Stock (or pre-funded warrants in lieu thereof) equal to the Stated Value divided by the Initial Conversion Price. Upon the Company obtaining stockholder approval of the transactions contemplated by the Securities Purchase Agreement and the related agreements at the Special Meeting, the Initial Conversion Price was adjusted from $4.89 per share to the lower of (i) $4.72 per share and (ii) the price per share upon the earlier of (A) effectiveness of the registration statement of which this prospectus is a part or (B) upon applicability of Rule 144 as it relates to the sale of the Conversion Shares. The Initial Conversion Price is subject to further adjustment upon stock splits, distributions, reorganizations, reclassifications, change of control and the like, and is also subject to price-based anti-dilution adjustments for subsequent offerings made by the Company while the Series A Preferred Stock remains outstanding (subject to certain exempt issuances). Assuming an Initial Conversion Price of $4.72 per share, each share of Series A Preferred Stock is convertible into 10,593 shares of Common Stock (or pre-funded warrants in lieu thereof).

The Common Warrants are immediately exercisable on a cash basis or exchangeable on a cashless basis and will expire five (5) years from the date of issuance. Each Common Warrant will be initially exercisable for one share of Common Stock at an Initial Exercise Price of $5.405 per share, subject to adjustment. The September 2025 Private Placement closed on September 9, 2025.

Pursuant to the Securities Purchase Agreement, the Company was required to seek stockholder approval related to certain provisions contained in the Certificate of Designation of the Series A Preferred Stock. On December 16, 2025, the Company such stockholder approval.

The Company has also granted the investors a right of participation in subsequent financings of the Company for a period of time following closing, subject to certain exempt issuances, and the Company has agreed not to issue securities for a period of time following the closing of the September 2025 Private Placement, subject to certain exempt issuances, including issuances pursuant to strategic transactions.

In connection with the September 2025 Private Placement, the Company and the Purchasers entered into the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, the Company is required to register the resale of the Conversion Shares (and any shares underlying the Pre-Funded Warrants, if any) and the Warrant Shares. The Company is required to prepare and file the Initial Registration Statement with the Securities and Exchange Commission within 30 days of the date of the Securities Purchase Agreement and to use commercially reasonable efforts to have the Initial Registration Statement declared effective within 45 days of the date of the Securities Purchase Agreement or 75 days in the event of a full review. In certain circumstances including, but not limited to, if the Company misses the Filing Deadline or the Effectiveness Deadline, then the Company will be required to pay to the Purchasers an amount in shares of Common Stock or cash, at the Company’s discretion, as partial liquidated damages and not as a penalty, equal to the product of 1.5% multiplied by the aggregate purchase price paid by such Purchaser. Liquidated damages, if any, will accrue and be paid on the earlier of the effective date of a resale registration statement registering the sale of the shares of Common Stock that may be issued in lieu of cash or the date on which such shares can be sold pursuant to Rule 144. If the Company elects to pay liquidated damages in shares of Common Stock, the number of shares of Common Stock issuable to the Purchaser will be determined by dividing the aggregate amount of accrued liquidated damages by the closing price of the Common Stock on the trading market of the Common Stock on the day immediately prior to the Registration Date.

In connection with the September 2025 Private Placement, the Company entered into a Placement Agency Agreement, dated September 4, 2025, with DJS, pursuant to which DJS acted as the sole placement agent for the September 2025 Private Placement. In consideration for the foregoing, the Company has agreed to pay customary placement fees to DJS, including a cash fee equal to 7.0% of the gross proceeds raised in the September 2025 Private Placement and a cash fee equal to 4.0% on all cash proceeds received by the Company from the exercise of the Common Warrants, and has also agreed to reimburse certain expenses of DJS incurred in connection with the September 2025 Private Placement.

Mandragola Joint Venture

On August 28, 2025, the Company, Nukk Picolo and Mandragola entered into the JV Agreement. Pursuant to the terms of the JV Agreement, the parties will establish a joint venture company in Israel which is intended to establish advanced manufacturing zones in both the Baltics and Israel, designed to support civil and defense aviation needs. Plans also include the development of a NATO-compliant logistics hub in Riga in cooperation with additional regional partners, as well as facilities dedicated to licensed MRO services, aircraft modernization, resale, and leasing, including the deployment of the de-icing technology for commercial aircrafts which Nukkleus recently licensed (on an exclusive basis) from Blade Ranger Ltd. Pursuant to the JV Agreement, Nukk Picolo will hold 51% equity interest in the JV Company. The JV Agreement provides that, under certain specified conditions, Nukkleus can require Mandragola sell to Nukkleus its participating interest in the JV Company in consideration for the issuance of Nukkleus’ common stock based on the then specified valuation of JV Company as set forth in the JV Agreement. Under the JV Agreement, Mandragola has undertaken to provide to the JV Company a 24 month committed credit line of up to $1.5 million on an as needed basis. Nukk Picolo has the right to designate three of the five member board of the JV Company with Mandragola designating the remaining two directors. Under the JV Agreement, Nukkleus will issue to Mandragola 310,000 restricted shares of Nukkleus common stock. In addition, Nukkleus will issue to Mandragola (i) five year warrants to purchase 250,000 shares of Nukkleus’ common stock at a per share exercise price of $4.00 and (ii) five year warrants for an additional 350,000 shares at a per share exercise price of $6.50. The Performance Warrants only vest upon the JV Company achieving $25 million cumulative revenue. If the revenues targets are not achieved by the JV Company within the five-year period, the Performance Warrants expire.

Blade Ranger Distribution Agreement

On August 20, 2025, the Company entered into an Exclusive Distribution Agreement with Blade Ranger Ltd., an Israeli public company specializing in development of drone payloads. Pursuant to the Agreement, Blade Ranger granted Nukkleus exclusive distribution rights for defense and homeland security sector in the United States for its proprietary product - a unique drone payload that can be used by military forces and homeland security organizations. Nukkleus shall pay Blade Ranger $100,000 for the exclusive U.S. rights, with the first payment is to be made by the end of November 2025, and equal payments are due at the end of the next three consecutive quarters. The Company committed to purchase 5 units in Year 1, 10 units in Year 2, and 15 units in Year 3. Upon meeting these targets, the Agreement extends for an additional five years with a 20 unit annual commitment. If Nukkleus achieves 125% of revenue targets in any year, it will receive an 8% credit on annual purchases.

Darwin Labs Warrants

On July 30, 2025, the Company entered into a warrant agreement with Darwin, enabling the Company to acquire up to 200 million Darwin tokens, a new class of self-evolving AI network tokens developed by Darwin. Darwin is a self-training and evolving AI that can be used to test and simulate multiple scenarios in finance, healthcare and defense. This software aims to allow companies to run scenarios and find the best configuration for financial services, drugs, defense-related software and more. The Company has identified the potential in such AI software and decided to enter into this warrant agreement for Darwin tokens, which will allow the Company and the Company’s future subsidiaries to use this platform. As of December 15, 2025, the Company owns 100 million Darwin tokens.

Strategic Transformation

Our transformation from financial technology to aerospace and defense represents a strategic repositioning to capture opportunities in rapidly growing defense markets. Key factors driving this transition include:

●	Global defense spending reaching $2.4 trillion in 2024 with accelerating growth;

●	Increasing demand for autonomous systems, AI-enabled defense solutions, and advanced simulations;

●	NATO modernization initiatives creating infrastructure opportunities; and

●	Strong synergies between Israeli defense innovation and U.S. market access.

Market Opportunity in Defense and Aerospace

The global defense and aerospace markets present significant growth opportunities:

●	The U.S. defense technology market was approximately $76.1 billion in 2022 and is estimated to grow to $184.7 billion by 2027 (15.9% CAGR)

●	Israel accounts for 2.3% of global military exports and was the 10th largest defense exporter from 2018-2022

●	Increasing geopolitical tensions are driving demand for advanced defense technologies

●	NATO modernization initiatives are creating opportunities for infrastructure development

●	The shift toward autonomous systems and AI-enabled defense solutions aligns with our technology portfolio

Star Business Overview

Star is an acquisition holding company focused on locating undervalued and undercapitalized companies, primarily in the defense, industrial machinery and application, manufacturing, transportation, information technology, and aerospace industries, and providing them capital and leadership to maximize their value and the potential of their private enterprises while also promoting diversification and risk mitigation for our stockholders. Our acquisition strategy focuses on small and medium businesses, which we characterize as those that have an enterprise value of less than $200 million, in a variety of different industries, with a preference for multinational businesses. To date, we have completed several acquisitions of defense technology companies. This strategy is untested, as Star has completed only one acquisition to date: the acquisition of a 100% interest in Rimon, a defense technology company, which was owned by Menachem Shalom, Star’s controlling stockholder and our Chief Executive Officer.

Star’s Corporate History and Structure

Star was incorporated by its founder, Menachem Shalom, on January 17, 2024, as Star 26 Capital Inc., a Nevada corporation. Mr. Shalom owns all of the 6,250,000 shares of its class B common stock which are issued and outstanding. Although the class B common stock was established to have 100 votes per share of class B common stock, Mr. Shalom converted all his Class B shares to Class A shares, of which he owns approximately 55% of the total issued and outstanding share capital of Star.

Zero One Capital LLC, Star’s Manager, is a New York limited liability company formed by Mr. Shalom on January 19, 2024, as a management services company. Zero One became the manager of Star upon the execution of a management services agreement by and between the same on June 28, 2024. The Manager is also the manager of Rimon, Star’s indirect wholly owned subsidiary operating in the defense industry, pursuant to the offsetting management services agreement dated August 12, 2024, by and between Zero One, Rimon, and Star as a third-party beneficiary.

Billio Inc., Star’s wholly owned subsidiary, is a Delaware corporation formed by Mr. Shalom on February 12, 2021, to act as an intermediate holding company for Rimon.

Star’s Acquisition of Rimon

On February 15, 2024, Star executed an assignment and assumption agreement with Mr. Shalom, pursuant to which Star, through its wholly owned subsidiary, Billio, acquired all of the issued and outstanding capital stock of Rimon. Under the terms of that agreement, Star agreed to assume all of Mr. Shalom’s rights and obligations toward the sellers of Rimon, as outlined in earlier agreements by and between the same, dated December 22, 2023, and February 15, 2024. Additionally, Star agreed to reimburse Mr. Shalom for his out-of-pocket costs related to the acquisition of Rimon, and for operating loans which he made to Rimon thereafter. To do so, Star issued him a demand grid promissory note with an initial principal of $155,405, which increased to $511,263 by December 31, 2024, with the initial principal being advanced to cover Mr. Shalom’s out-of-pocket costs, and the increase therein related to the advance for operations. The grid note bears interest at 8% per annum and matures 60 days after the earlier of one year from the issuance date or upon the closing of a private placement or public offering of at least $5,000,000. On February 15, 2025, the parties agreed to extend the term of the Note and change its maturity date to February 15, 2026. As of the date of approval of the financial statements, this loan has been repaid in full.

B. Rimon Agencies Ltd., Star’s Israeli Defense Business

Star’s defense military technology business is operated by B. Rimon Agencies Ltd., an Israeli limited liability company and our indirect, wholly owned operating subsidiary that it acquired on February 15, 2024.

Rimon is an Israeli corporation engaged as a supplier of generators for “iron dome” launchers and other defense products which business includes the purchase and sale of generators, masts, and lightning products and solutions, which it acquires through exclusive distributorship agreements with key third-party suppliers and the engineering, design, production and integration of special tactical vehicles and trailers, including reconnaissance vehicles, mobile command and control vehicles, firefighting trailers, energy and lighting trailers, and satellite broadcast mobility platforms which are primarily sold to special defense forces, intelligence agencies and the Israeli Defense Forces. Most of these products are sold to defense, security, and military clients in Israel, including Rafeal, the manufacturer of anti-rocket systems like Iron Dome, Israel Aviation Industries and Elbit Systems, two major Israeli defense companies with global reach, the Israeli Ministry of Defense, the Israeli Police, and other security-related entities

The Defense Industry

The primary geographic market focus as of the date hereof is Israel where the majority of its customers are located and operate. Star believes that Israel is a heavyweight in the global defense market, primarily due to its advanced military industries, with the country specifically accounting for 2.3% of global military exports (Observer Research Foundation, the strategic and military-technological significance of Israel). Israel was the 10th largest defense exporter from 2018 to 2022, with the U.S. and United Kingdom being among those customers that implemented Israeli defense systems such as the ‘Trophy’ Active Protection system, which creates a neutralization bubble around military vehicles and rapidly detects, classifies and engages all known chemical energy (CE) threats including recoilless rifles, ATGMs, AT rockets, HEAT tank rounds, and RPGs. Israel has a strong missile defense system and is one of few countries with successful experience in a multi-tiered missile defense system. There have also been multiple sales between Israel and national providers of defense technologies. For example, the U.S. approved the sale of David’s Sling, a complete air defense system designed to defeat the full spectrum of long range air and missile threats, by Israel and the private company Rafael Advanced Defense Systems Ltd., manufacturer of the David’s sling system, to Finland on August 2, 2023, a project that was valued at more than 300 million euros, marking a key development in Israel’s medium-tier missile defense offerings.

Further, the market size for the defense industry was approximately $76.1 billion in the U.S. in 2022 and is estimated to grow to $184.7 billion by 2027. Further, it is estimated that the compound annual growth rate for the defense technology market will be approximately 15.9% from 2022 to 2027 (PitchBook, Emerging Tech Research). It has also been estimated that approximately $135.3 billion was invested in the defense industry from 2016 to 2022. While we do not currently have any United States operations or customers, and do not have any current plans to enter the United States defense industry, we may and intend to do so in the future via directed sales and marketing efforts, or via the acquisition of complimentary United States defense industry businesses.

Water

On June 8, 2025, Star Twenty Six Ltd. (“Star Twenty Six”), a wholly owned subsidiary of Star, entered into an agreement with Water IO Ltd., a company listed on the Tel Aviv Stock Exchange (“Water”) and its controlling shareholders, pursuant to which Star will lend Water NIS 600,000 (14% annual interest, 2-year term) which will be used to pay Water’s payables. Water will record a first-ranking floating charge on all company assets and a first-ranking fixed charge on unissued share capital (36.5M shares). Water is required to hold a shareholders’ meeting in which the shareholders will be requested to approve the transaction, approve Star’s nominees to be serve as Water directors and a reverse split of the company’s shares. Subject to obtaining shareholders’ approval and other closing conditions, Star will further lend Water NIS 700,000 and shall also invest NIS 700,000 as an equity investment. In return for Star fulfilling its obligations, Water will issue Star 72% of Water’s fully diluted share capital. The closing of the transaction is contingent on several conditions, including Star being satisfied with its due diligence of Water, Shareholder and TASE approvals and the registration of the shares to be issued to Star. After the closing of the transaction, Star commits to introducing new business activity into Water worth at least NIS 40M. The legacy business of Water will be transferred to a trustee for liquidation and any proceeds from the Sealed Air litigation in the U.S. will be allocated: 35% to Water and 65% to pre-deal shareholders (pro rata). The litigation will be handled via a trust structure to be approved by shareholders, with the legal costs for Sealed Air case capped at $10,000. If deal is terminated due to Water’s fault or failed due diligence then the first loan increases to NIS 2.1M with 18% annual interest and Star may convert loan to shares (up to 19.9%) at NIS 0.30/share. If terminated for other reasons (e.g., failed shareholder approval) Star can choose repayment or partial share conversion. Water’s assets, revenue and financial activity is not material (less than 20%) of Star’s current assets and revenues.

I.T.S. Industrial Technologic Solutions Ltd.

On June 8, 2025, Star Twenty Six entered into an agreement with I.T.S. Industrial Techno-logic Solutions Ltd. (“ITS”) and its controlling shareholder Gera Eron (“Eron”), pursuant to which Star will lend ITS NIS 10,000,000. In return Star would get 51% of the share capital of ITS on a fully diluted basis. ITS is an Israeli company providing design, development, production, and manufacturing of serial, fully integrated electro-mechanical machines and sophisticated assembly lines. Positech, its wholly-owned subsidiary, designs and manufactures top-of-the-line, high-performance motion control systems for military and civilian use. Positech provides small to middle-series one-stop shop “Build to Spec” & “Build to print” custom-made prototypes and OEM systems in the Mechanical, Electrical, HW, FW, and SW Engineering fields. Pursuant to the terms of the agreement, Star was also granted an option to purchase the remainder 49% of ITS for three years from Eron, the controlling shareholder. Depending on whether the option is exercised in the first, second or third year hereafter, the agreed purchase price for the 49% is 25 million NIS, 30 million NIS or 35 million NIS, respectively. Star was provided 30 days to complete its due diligence in connection with the acquisition of ITS. Moreover, pursuant to the terms of the agreement, ITS has until July 7, 2025 to obtain the consent of its current banks to the agreement. If such confirmation is not received, Star would lend ITS ILS 2,500,000, with subsequent loans to be made in 30-day intervals thereafter. Subject to the completion of Star’s due diligence and to ITS banks’ consent, Star would provide the said loan and, in return, ITS shall issue Star shares equal to 51% of ITS. If the banks do not provide consent to the agreement by July 7th, then the loan is due 12 months after the funds are paid to ITS and no shares shall be issued to the Lender. In such case no further loans are due to ITS.

Star’s Market Opportunity and Growth Strategy

Star believes there is a significant opportunity for organic growth via the acquisition of small and medium size businesses with an enterprise value of less than $200 million (based on the opinion of our management team and advisory board), that may be operating in highly fragmented markets throughout the world, including the U.S. and Israel, which are owned and operated by persons within isolated networks of family offices, entrepreneurs, and intermediaries, each of which with the potential to generate attractive returns for our stockholders and investors. Star’s core operational principles focus on managing our acquired enterprises to ensure recurring cash flow and lasting terminal value, while fostering long-term sustainability in our investments. To do so, Star aims to invest in and/or buy controlling stakes in operating, revenue-generating businesses. Controlling stakes would allow us to lead the companies into operational efficiencies, growth in revenues, improved financial reporting and operational procedures, hire talented employees and managers and increase the overall enterprise value of these companies. Star’s search for future acquisition targets focuses on companies located in the U.S. or Israel, or both, that provide products and or services to large defense and aerospace companies and or governments. Notwithstanding the forgoing, we may target and acquire companies for acquisition that are located outside the U.S. and Israel if such acquisitions fit within our overall acquisition philosophy and strategy.

Star also believe that the economic and market dislocations resulting from the conflict in Israel, as well as other conflicts worldwide, provide an opportunity for companies in the defense industry to see higher-than-average demand for their products and services. Such market conditions, if they persist, would allow us to focus on acquiring profitable businesses in the defense sector, with the opportunity to take advantage of their potential future growth. Within the Israeli defense market in particular, Star expects to see a significant number of businesses struggling to satisfy growing demand for their products and services due to a lack of access to capital and experienced executive level leadership among other factors. Star believes it will be able to provide these needed resources to any Israeli target company that it acquires. It is confident that the expertise of our management team and the relationships that they can bring to an acquisition represent a compelling value proposition for any potential acquisition target looking to add working capital, a pathway to exit, and a solid leadership base, to assist such a company to grow and expand and to be able to take advantage of market opportunities as they arise.

Star’s Acquisition Process and Strategy

Star’s current acquisition strategy involves the acquisition of small and medium size businesses in various industries, with an initial focus on industries associated with the defense sector, including but not limited to industrial machinery and application, manufacturing, transportation, information technology, and aerospace, that we expect will produce positive, stable earnings, and provide attractive returns on our invested capital. As part of its evaluation of whether it will acquire a particular business, it will perform a comprehensive due diligence review to determine the quality and intrinsic value of the targeted company. Star will also seek to identify operational inefficiencies which it would expect to resolve, post-closing, by implementing streamlined processes, optimizing resource allocation, and leveraging innovative solutions with the objective of enhancing overall productivity and effectiveness of such companies. Its due diligence typically includes an analysis of the target Company’s financial statements, detailed document reviews, meetings with current management, consultations with relevant industry experts, competitors, suppliers, and customers, and any other information gathering that we deem appropriate in conducting a comprehensive analysis.

Star believes that the defense sector is poised to experience significant growth in the next few years due to the increasing number of violent conflicts in the world, which may cause an increase in direct demand for defense solutions from conflict participants and their allies. Star also anticipate seeing indirect, additional defense industry growth for, as we have observed, countries not involved in or participating in conflicts tend to increase their defense budgets and spending in anticipation of additional future conflicts in which they may become involved. It is Star’s belief that acquiring companies in the defense sector will help us establish a unique marketing network and build expertise in the greater defense sector, thus enabling us to cross-sell products to our large customers and facilitate higher success rates in our sales efforts.

According to Star’s industry specific market research and analysis, and the network and knowledge of its management team, it is Star’s expectation that attractive opportunities are likely to emerge as private sector owners aim to grow their businesses through scaling or by forming outside partnerships to add value. Star’s value-add proposition involves partnering with exceptional entrepreneurs, acquiring their companies, and guiding them by providing the funding and resources they will need to become global enterprises. Star believes that through this approach Star will be more likely to identify and attract potential and appropriate targets for acquisition. Star also believe that the greatest opportunities for consistent annual returns and residual returns on capital from its acquisitions lie in targeting businesses in niche geographical markets with a competitive edge in the defense, government, and military sectors, especially in the U.S. and Israel. While Star expects its management team will be most effective working with the types of businesses described above, Star will also consider acquiring businesses outside of these industries and sectors as long as any such businesses are congruent with our acquisition strategy.

Pursuant to the acquisition strategy, Star will seek to structure its transactions such that each of the businesses it acquires will become its wholly owned or controlled subsidiary. However, Star may also close acquisitions that result in its ownership of an entity being less than 100%, to meet certain objectives of the target management team or their then-existing stockholders, or for other strategic reasons; provided that Star will always acquire more than 50% of the outstanding voting control of any target, or otherwise obtain a controlling interest in such target.

Star intends to finance acquisitions primarily through the public or private sale of our equity and debt securities. While the success of this financing strategy cannot be guaranteed, the ability to finance future acquisitions through its general capital resources, rather than through acquisition-specific financing, will allow Star to minimize delays and closing conditions, thereby enhancing its ability to acquire attractive businesses. Because the timing and size of future acquisitions cannot be readily predicted, we may need access to funding on short notice to be able to benefit fully from attractive acquisition opportunities.

As part of the acquisition strategy, Star will seek to evaluate each potential target’s management team and operational and financial strengths and weaknesses. It will review and compare identified targets to comparable businesses and conduct in-depth research on each potential target’s industry to enhance our assessment of their financial and operational performance and their growth and success potential. Star will thoroughly negotiate appropriate terms and conditions of any acquisition of a target company that satisfies its acquisition criteria. Some of the future acquisition targets may be financially unstable or in the early stages of development or growth. Even if pre-existing conditions do not negatively impact its decision to acquire a target company, such target may also be subject to numerous other risks inherent in its business and industry, as well as the risks faced by generally by capital markets participants. Although its management team will endeavor to comprehensively evaluate the risks associated with any particular acquisition target, Star cannot assure you that it will properly ascertain, assess, or protect against all significant risk factors.

Valuation and Due Diligence

Star will perform rigorous business operations and financial evaluations of any target businesses (or assets) that it may acquire. During such due diligence, Star intends to evaluate the financial aspects of its acquisition targets using the following metrics:

●	discounted cash flow analysis;

●	evaluation of trading values of comparable public companies;

●	expected value matrices;

●	assessment of competitor, supplier, and customer environments; and

●	review and examination of recent/precedent transactions.

Star expects its target review process will yield two outcomes, (1) an accurate projection of expected cash flows, and (2) an understanding of the types and levels of risk associated with those projections. While future performance and projections are always uncertain, Star believes that its detailed target company review process will enable us to effectively evaluate the prospects and upside of any given acquisition opportunity. Additionally, to assist Star in identifying material risks and validating key assumptions in our financial and operational analysis, Star will engage third-party experts to review key risk areas, including legal, tax, regulatory, accounting, insurance and environmental. Star may also engage technical, operational or industry consultants, as necessary.

Star also engages in an extensive evaluation of each target’s existing management team, including a focus on recent performance, expertise, experience, culture, and performance incentives. Where necessary, and consistent with our management strategy, following the acquisition of a target company, we will actively seek to augment, supplement, or replace existing members of target company management who we believe are not likely to properly execute our business plan for the target. Star also analyzes and evaluates the operational and financial systems of each target business and, when necessary, post-acquisition, we will actively seek to enhance and improve those existing systems that are deemed to be inadequate or insufficient to support our business plan for the target business.

Financing

Star expect to finance acquisitions primarily through additional equity and debt offerings. Although Star cannot guarantee that it will be successful with this strategy, Star believes that having the ability to finance particular future acquisitions with the general capital resources raised by the company will provide us with an advantage in acquiring attractive businesses by minimizing delay and closing conditions that are often related to acquisition-specific financings. In this respect, Star believes that, in the future, it will need to pursue access to additional capital via debt or equity offerings to successfully fund and execute our business and acquisition strategy.

Competition

In identifying, evaluating, and selecting potential target businesses for its acquisition strategy, Star may encounter intense competition from other entities that have business objectives similar to Star, including blank check companies such as SPACs, leveraged buyout funds, operating businesses seeking strategic acquisitions, and private equity groups. Many of these entities are well-established and well-financed and may have greater experience identifying and effecting acquisitions directly or indirectly. These competitors may possess greater financial, technical, human, and other resources than we do. Star’s ability to acquire larger target businesses in our target sectors will be limited by its available financial resources. Star’s inherent financial limitations may provide others with an advantage to pursue the acquisition of one or more of its identified target businesses. Any of these factors may place Star at a competitive disadvantage in successfully negotiating acquisitions.

Competitive Advantages

Star believe that its Manager’s collective investment experience and approach to executing its investment strategy will enable it to have several competitive advantages. Star’s competitive strengths that differentiate Star from other acquisition holding companies include:

●	Specialization in the Military and Defense sector. Star believes that its focus on the military and defense sectors will enable it to be competitive. This industry may be undergoing a significant transformation as government acquisition processes and new policy incentives align to prioritize national security objectives and promote the adoption of new commercial technologies for military use. In addition, the combination of governments of multiple countries having a need for new, advanced technologies to combat modern threats, along with changing warfare tactics, is driving this specific demand. We believe we are uniquely positioned to enter and succeed as an acquisition holding company in this industry.

●	International and Sector-Specific Expertise. Mr. Shalom, the founder and Chief Executive Officer of Star, has operated businesses internationally, including in Israel. His extensive international experience and knowledge of Israeli business operations, along with a broad network of contacts, provide us with a competitive advantage. This network can assist Star in identifying new acquisition targets, finding suitable managers, and securing international capital. Additionally, its directors and executive officers bring executive, investment, and operational experience in managing and growing small and middle-market companies in the defense sector. Star believes this combined expertise gives it a significant edge in evaluating future business and acquisition opportunities.

●	Value Proposition for Business Owners. Star employs a creative, flexible approach by tailoring each acquisition structure to meet the specific liquidity needs and certain qualitative objectives of a target’s owners and management team. Star is open to providing a complete exit strategy to its sellers or providing opportunities to retain incumbent management. In this effort, Star believes that its company is an appealing buyer for small business owners and managers. As a result, Star believes business owners and managers will find it to be a dynamic, value-added buyer that brings resources to achieve their strategic, capital and operating needs, resulting in value creation for the operating subsidiary.

Human Capital

Star has one full-time employee. As indicated below, Star’s operating subsidiary Rimon employs 14 people: three technicians, two engineers, two assembly workers, three sales employees, one customer support employee, one financial bookkeeper, and two management employees. None of its employees or any of its employees are represented by labor unions, and believes that it have an excellent relationship with such employees.

Sales and Marketing

Star markets its generators, masts, lightning and utility vehicles through our websites and by working with our internal sales team that offers relevant off-the-shelf or tailor-made solutions based on specific client needs and requests. In the future, Star intends to utilize numerous avenues to promote its business, including digital marketing across social media channels, Web3 reservation systems, and various modes of advertisements.

Legal Proceedings

From time to time, Star and its subsidiaries may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not currently aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Government Regulation

The following is a list of government regulations which may apply to Star now or in the future as it continues to carry out its business:

●	Approval of U.S. and Other Defense Acquisitions. Many countries, including Israel, require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense-related and other potentially sensitive businesses in the U.S. are subject to the Foreign Investment Risk Review Modernization Act of 2018 (FIRRMA). Under FIRRMA, its future acquisitions of defense-related and other potentially sensitive businesses in the U.S., if any, may require review, and in some cases approval, by the Committee on Foreign Investment in the U.S. (CFIUS). CFIUS has the authority to impose additional restrictions through National Security Agreements (NSA) as part of its review and approval of the acquisitions.

●	Procurement Regulations. Solicitations for procurement by governmental purchasing agencies in Israel, the U.S. and other countries are governed by laws, regulations and procedures such as those relating to procurement integrity, including due diligence, avoiding conflicts of interest and corruption, and meeting information assurance and cyber-security requirements. Such regulations also include provisions relating to the avoidance of human trafficking and counterfeit parts in the supply chain. In view of the ongoing conflict between Russia and Ukraine, various countries and organizations have adopted specific sanctions and regulations to restrict, among other things, the use of certain goods and technologies originating from Russia. Similarly, the United Stated has adopted specific regulations to restrict, among other things, the procurement of goods or services from specific Chinese entities. Such regulations may apply to us as well as to our supply chain.

●	Anti-Bribery/Corruption Regulations. Star may conduct operations in a number of markets that are considered high risk from an anti-bribery/anti-corruption compliance perspective. Laws and regulations such as the Israel Penal Code, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters are required to maintain and follow an anti-bribery/corruption compliance program.

●	Cybersecurity and Data Privacy Regulations. Certain data relating to employees, customers and supply chain that we may receive and maintain, now or in the future, directly or indirectly, is subject to data privacy regulations, including those of the European General Data Privacy Regulation and corresponding Israeli legislation. There has also been an increased focus on cybersecurity, as global privacy, cybersecurity and data protection-related laws and regulations are evolving, extensive, and complex. Star may also be required to comply with expanding and increasingly complex cybersecurity regulations and guidelines in the United States, Israel and elsewhere with respect to reporting adverse events and additional requirements for avoiding or responding to an adverse event.

●	Audit Regulations. In the future, the Israeli Ministry of Defense may audit the books and records of our Israeli defense contractor subsidiaries. Such books and records and other aspects of projects related to U.S. defense contracts, if any, will also be subject to audit by U.S. government audit agencies. Such audits review compliance with government contracting cost accounting and other applicable standards. If discrepancies are found this could result in a downward adjustment of the applicable contract’s price as well as potential penalties. Some other customers have similar rights under specific regulations or contract provisions.

●	Competition Laws. Competition laws and regulations in Israel, the U.S. and other countries often require governmental approvals for transactions that are considered to limit competition. Such transactions may include the formation of joint venture entities, cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

●	Environmental, Health and Safety Regulations. Star may become subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we have operations. This potentially includes regulations relating to air, water and ground contamination, hazardous waste disposal and other areas with a potential environmental, health or safety impact. Increased public concern may result in more international, U.S. federal, and/or regional requirements to reduce or mitigate the effects of climate change, such as regulating greenhouse gas emissions, policies mandating or promoting the use of renewable or zero-carbon energy and sustainability initiatives, and additional taxes on fuel and energy. Legislation or regulations may be enacted or promulgated in any jurisdiction in which we do business that impose more stringent restrictions and requirements than our current legal or regulatory obligations. In January 2023, the European Corporate Sustainability Reporting Directive (CSRD) came into force, which requires in-scope companies, among other things, to make sustainability reports including certain mandatory disclosures and other voluntary disclosures on impacts, risks, and opportunities in relation to sustainability matters identified as material by the relevant entity. On March 6, 2024, new SEC rules on climate-related disclosure were adopted which may subject us to burdensome and potentially costly emissions and other data gathering and reporting requirements. We will continue to assess the potential impact of the CSRD and SEC rules on our business and subsidiaries, if any.

Tiltan Software Engineering Acquisition

On September 1, 2025, we entered into an agreement to acquire 100% of Tiltan Software Engineering Ltd. for approximately $14 million (NIS 47.6 million). Tiltan, established in 2015, has developed a portfolio of proprietary defense and aerospace software products including:

●	T-BAT: GPS-denied navigation and landing software

●	T-TRACK: Real-time video motion detection and tracking

●	AGM: 3D mapping and GIS generation from aerial imagery

●	TOPS: Physics-based 3D simulation system with thermal and radar capabilities

●	Majestic.ai: AI training dataset and synthetic data generation

●	T-Aware: Multi-sensor operational management system for situational awareness

Tiltan reported 237% revenue growth in 2024 and has patent-pending technology for autonomous drone navigation systems. The acquisition will strengthen our position in defense AI applications and provides immediate access to proven technologies used by defense and aerospace customers.

Blade Ranger Exclusive Distribution Agreement

On August 21, 2025, we secured exclusive U.S. distribution rights for Blade Ranger Ltd.’s drone payload systems for the defense and homeland security markets. Blade Ranger, an Israeli public company founded in 1968, has evolved into a developer of hardware and software drone payloads with applications in:

●	Defense and homeland security drone systems

●	Solar panel maintenance and monitoring solutions

●	Autonomous navigation systems (patent-pending)

Under the three-year agreement (with potential five-year extension), we have committed to minimum purchases of 5, 10, and 15 payloads in years 1-3 respectively. Blade Ranger’s technology complements our existing unmanned systems capabilities and positions us to provide comprehensive autonomous security and surveillance solutions to U.S. defense customers.

Key terms include:

●	Upfront payment: $100,000 payable in quarterly installments

●	Minimum purchase commitments: 5, 10, and 15 payloads in years 1-3 respectively

●	Initial three-year term with potential five-year extension upon meeting commitments

Blade Ranger has patent-pending autonomous drone navigation technology. The products complement our existing unmanned systems capabilities.

Mandragola Aviation Infrastructure Joint Venture

On August 28, 2025, through our wholly-owned Israeli subsidiary Nukk Picolo Ltd., we entered into a joint venture agreement with Mandragola Ltd. to establish advanced aviation and defense infrastructure. The JV, in which we hold a 51% stake, will focus on:

●	Establishing manufacturing zones in the Baltics and Israel for civil and defense aviation

●	Developing a NATO-compliant logistics hub in Riga, Latvia

●	Providing licensed maintenance, repair, and overhaul (MRO) services

●	Aircraft modernization, resale, and leasing services

●	Deployment of Blade Ranger’s de-icing technology for commercial aircraft

●	Identifying and financing early-stage technology companies in Israel

The JV leverages Mandragola’s 20-year partnership with ArrivAir II, LLC, a leading aviation consultancy and aircraft trading company, providing immediate access to aviation industry relationships and expertise. Mandragola has committed a $2 million credit line to support JV operations.

In connection with the JV, the Company issued to Mandragola:

●	310,000 shares of restricted common stock

●	Five-year warrants to purchase 250,000 shares at $4.40 per share

●	Performance warrants for 350,000 shares at $6.00 per share (vesting upon $25 million cumulative JV revenue)

Change in Fiscal Year

On February 14, 2025, the Board approved a change in the Company’s fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 2024. This change results in a transition period from October 1, 2024, to December 31, 2024, for which the Company has filed a transition report on Form 10-K with the SEC covering these three months. The decision to change the fiscal year end was made to align the Company’s financial reporting with the calendar year, which is expected to enhance operational efficiency, improve comparability with industry peers, and better serve the needs of shareholders. Further, the Company intends to align its fiscal year with Star 26 Capital Inc., the Company’s proposed acquisition.

Corporate Information

Our principal executive offices are located at 575 Fifth Avenue, 14th Floor, New York, New York 10017. Our main telephone number is (646) 257-4214. We maintain a website at www.nukk.com. Information contained on or accessible through our website is not, and should not be considered, part of, or incorporated by reference into, this prospectus and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus in deciding whether to purchase our securities.

Employees

We have the equivalent to approximately one employee.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of January 26, 2026.

Name	Age	Position
Menachem Shalom	50	Chief Executive Officer and Director
Morel Levi	33	Chief Financial Officer
David Rokach	55	Director
Tomer Nagar	37	Director
Aviya Volodarsky	41	Director
Reuven Yeganeh	48	Director

Set forth below is a brief description of the background and business experience of our current executive officers and directors.

Menachem Shalom has been our Chief Executive Officer and member of our Board of Directors since September 2024. Mr. Shalom also serves as the Chief Executive Officer, President and Chairman of the Board of Directors of Star 26 Capital, Inc. since January 2024, as well as the Chairman of B. Rimon Agencies Ltd., a wholly owned operating subsidiary of Star 26 and operator of Israeli defense business. Mr. Shalom has served as a director and the Chief Executive Officer of Motomova Inc (OTC Markets: MTMV) since December 1, 2022 and its Secretary since May 24, 2023. Mr. Shalom was the Co-Chief Executive Officer, and a member of the board of directors of MEA since January 2022. Since 2017, Mr. Shalom has also served as CEO of Hold Me Ltd., a digital platform for mobile wallet and payments founded by Mr. Shalom. Mr. Shalom is the principal executive and financial officer and sole director of Hold Me Ltd., a company registered with the Securities and Exchange Commission. Prior to his tenure with the Company, Mr. Shalom founded and served as CEO of Wayerz Solutions, Ltd., a digital platform for correspondent banking and wires’ routing optimization, between 2014 and 2017 and as Vice President of Business Development, Sales and Marketing at Dsnr Media Group Ltd., an international cross-platform digital advertising company. Mr. Shalom also founded and served as CEO of Mipso Ltd., a software-as-a-service provider in the fashion and retail industry, between 2010 and 2013; ooga studio Ltd., an industrial design incubator, between 2007 and 2010; and Medifreeze Ltd., a startup in the area of stem cell cryopreservation, between 2004 and 2009. Mr. Shalom received his MBA at the Hebrew University of Jerusalem in 2003 after receiving an LLM in corporate law at Columbia University School of Law in 2000.

Morel Levi has been our Chief Financial Officer since December 8, 2025. Mr. Levi also serves as the Chief Financial Officer of Nukk Picolo and has entered into an employment agreement with Nukk Picolo. Mr. Levi has also been the Financial Controller of Nukk Picolo since August 1, 2025. Prior to his employment with Nukk Picolo, Mr. Levi was the Controller at Blender Financial Technologies Ltd. from December 2022 through July 2025. Prior to his employment at Blender Financial Technologies Ltd., Mr. Levi worked at Kost Forer Gabbay & Kasierer (EY Israel) from October 2020 through November 2022. Mr. Levi holds a B.A. in Economics and Accounting from the Ruppin Academic Center and is also a Certified Public Accountant.

David Rokach has been a member of our Board of Directors since September 2024. Mr. Rokach is the founder and has served as the CEO of Tokara Management Ltd. since 2014, which provides investment management services to hedge funds. Mr. Rokach also serves as a Senior Investment Manager of X Group Fund of Funds since January 2020. X Group Fund of Funds has provided a loan to the Company and also holds a warrant. Mr. Rokach has also held certain roles with Clal Finance. Mr. Rokach graduated from The Hebrew University of Jerusalem with a Bachelor of Arts International Relations in 1993 and from the Tel Aviv University with a diploma in Financial Investment Management in 1993. Mr. Rokach attended New York University in 1994 studying investment management.

Tomer Nagar has been a member of our Board of Directors since November 2024. Mr. Nagar has been employed in the sales department for Sogolowek Food Group since 2019. Prior to joining Sogolowek, Mr. Nagar served in the Israeli Air Force from 2006 through 2018 as a First Sergeant and Master Sergeant. Mr. Nagar graduated from the Israeli Air Force College in 2005 with a degree in Aviation Machinery.

Aviya Volodarsky has been a member of our Board of Directors since November 2024. Ms. Volodarsky is an attorney and since 2023 has practiced as a self employed attorney in Israel specializing in torts, corporate law, administrative law and civil litigation. From 2017 through 2023, Ms. Volodarsky was employed by the Law Firm of Attorney Yigal Matzlavi. Ms. Volodarsky studied at the Ono Academic College.

Reuven Yeganeh has been a director since June 13, 2024. He is an experienced business manager with specific experience in managing funds and a demonstrated history of working in the financial services industry. Since 2021, Mr. Yeganeh has served as a derivatives trader for Inbar Group Finance Ltd. From 2018 to 2021, Mr. Yeganeh was the Chairman of the Board of Directors of Fantazy Network (market: TASE: WILK), which specialized in cannabis investments, and from April 2012 to 2018 was the Chairman of the Board of Directors of Direct Capital (TASE: DCI-M), which was engaged in real estate investments. Prior to 2012, Mr. Yeganeh worked for various investment companies providing managing investment strategy. Further, from 1998 through 2001, Mr. Yeganeh served as a Non-Commissioned Officer it the Israeli Air Force. Mr. Yeganeh received a BA degree in Economics and Administration specializing in finance from Ruppin College, Israel in 2004 and a license to manage investment portfolios from the Israeli Securities Authority in 2006.

Board of Directors

Directors on our Board of Directors are elected for one-year terms and serve until the next annual security holders’ meeting or until their death, resignation, retirement, removal, disqualification, or until a successor has been elected and qualified. All officers are appointed annually by the Board of Directors and serve at the discretion of the Board. Currently, each director receives annual compensation of $20,000 for their services on our Board.

We reimburse our directors for expenses incurred in connection with attending directors’ meetings. We will consider applying for officers and directors’ liability insurance at such time when we have the resources to do so.

Director Independence

Nasdaq listing rules require that a majority of the board of directors of a company listed on Nasdaq be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of David Rokach, Tomer Nagar, Aviya Volodarsky and Reuven Yeganeh is an independent director under the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. In making these determinations, the board of directors considered the current and prior relationships that each non-employee director has with Nukkleus and will have with the combined company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our Common Stock by each non-employee director, and the transactions involving them described in the section entitled “Certain Relationships and Related Transactions.”

Committees of the Board of Directors

The standing committees of our board of directors consist of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Below are our current committee members.

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
David Rokach	David Rokach	David Rokach
Reuven Yeganeh *±	Reuven Yeganeh	Reuven Yeganeh
Aviya Volodarsky	Aviya Volodarsky *	Aviya Volodarsky *

*	Denotes Chairperson.
±	Denotes audit committee financial expert.

Audit Committee

The Company’s Audit Committee consists of David Rokach, Reuven Yeganeh and Aviya Volodarsky, each of whom are independent directors and are “financially literate” as defined under the Nasdaq listing standards. The Board has determined that Reuven Yeganeh, who serves as the Chairperson of the Audit Committee, qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The Audit Committee is responsible for overseeing management’s implementation of effective internal accounting and financial controls, supervising matters relating to audit functions, reviewing and setting internal policies and procedures regarding audits, accounting and other financial controls, reviewing the results of our audit performed by the independent public accountants, and evaluating and selecting the independent public accountants. The Audit Committee has adopted an Audit Committee Charter, which is available on our website at http://www.nukk.com.

Compensation Committee

The Company’s Compensation Committee consists of David Rokach, Reuven Yeganeh and Aviya Volodarsky. Aviya Volodarsky serves as Chairperson of the Compensation Committee.

The Compensation Committee determines matters pertaining to the compensation of our named executive officers and administers our stock option and incentive compensation plans. The Compensation Committee has adopted a Compensation Committee Charter, which is available on our website at http://www.nukk.com.

Nominating and Corporate Governance Committee

The Company’s Nominating and Corporate Governance Committee consists of David Rokach, Reuven Yeganeh and Aviya Volodarsky. Aviya Volodarsky serves as Chairperson of the Compensation Committee.

The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on the Board and implementing the Company’s corporate governance policies. The Nominating and Corporate Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others.

The Nominating and Corporate Governance Committee has adopted a Nominating and Corporate Governance Committee Charter, which is available on our website at http://www.nukk.com.

Family Relationships

No family relationship exists between any director, executive officer, or any person contemplated to become such.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities. During the year ended December 31, 2025, we believe all of our officers, directors and 10% stockholders made the required filings pursuant to Section 16(a), except Morel Levi failed to file a Form 3 upon becoming an insider on December 8, 2025.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past ten years:

●	had any bankruptcy petition filed by or against any business of which he was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time;

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities;

●	been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been subject or a party to or any other disclosable event required by Item 401(f) of Regulation S-K.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics Policy (the “Code of Ethics”) that applies to all directors and officers, which is available on our website at https://www.nukk.com. The Code of Ethics describes the legal, ethical and regulatory standards that must be followed by the directors and officers of the Company and sets forth high standards of business conduct applicable to each director and officer. As adopted, the Code of Ethics sets forth written standards that are designed to deter wrongdoing and to promote, among other things:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	compliance with applicable governmental laws, rules and regulations;

●	the prompt internal reporting of violations of the Code of Ethics to the appropriate person or persons identified in the code; and

●	accountability for adherence to the Code of Ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our named executive officers (including director compensation) during the fiscal years ended December 31, 2025 and 2024.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Menachem Shalom	2025	310,000	-	3,637,500	-	-	-	20,000	3,967,500
CEO	2024	80,000	-	695,000	-	-	-	8,333	783,333

Morel Levi	2025	5,750	-	24,250	-	-	-	-	30,000
CFO	2024	-	-	-	-	-	-	-	-

Employment Agreements

Menachem Shalom was appointed as a director on July 24, 2024. On December 16, 2024, the Company entered into a Consultancy Agreement with Menachem Shalom, the Company’s CEO, effective September 1, 2024. Pursuant to the agreement, Mr. Shalom is employed as Chief Executive Officer of the Company unless terminated pursuant to the terms of the agreement. During the initial term of the agreement (September 2024 through February 2025), Mr. Shalom is entitled to receive $20,000 monthly, with subsequent semi-annual $5,000 monthly increases effective March 2025 & September 2025.

On April 8, 2025, the Board adopted the Company’s Policy for the Recovery of Erroneously Awarded Compensation, in accordance with Nasdaq Rule 5608 (“Clawback Policy”). The Clawback Policy provides for the reasonably prompt recovery by the Company of Incentive Based Compensation paid to a Covered Person (an executive officer and certain other specified senior employees), to the extent erroneously awarded, following an Accounting Restatement by the Company. The Clawback Policy applies to all Incentive Based Compensation paid after the date of adoption of the Clawback Policy.

On December 8, 2025, the Board appointed Morel Levi as the Chief Financial Officer of the Company, effective as of December 8, 2025. Mr. Levi receives a salary of $7,500 per month for serving as the Company’s Chief Financial Officer. Mr. Levi did not receive any compensation from the Company during the fiscal year ended December 31, 2024.

Option Exercises and Stock Vested

There were no options exercised by our executive officers or stock vested to our executive officers during the fiscal year ended December 31, 2025.

Outstanding Equity Awards

The following table sets forth information with respect to the outstanding equity awards of our named executive officers as of December 31, 2025:

Outstanding Equity Awards
	Option Awards					Stock Awards
	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options	Options exercise price	Option expiration	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested
Name	(#)	(#)	(#)	($)	date	(#)	($)	(#)	($)
Menachem Shalom	-	-	-	-	-	-	-	-	-

Morel Levi
	-	-	-	-	-	-	-	-	-

No Pension Benefits

The Company does not maintain any plan that provides for payments or other benefits to its executive officers at, following or in connection with retirement and including, without limitation, any tax-qualified defined benefit plans or supplemental executive retirement plans.

No Nonqualified Deferred Compensation

The Company does not maintain any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Non-Employee Director Compensation

The following table sets forth all information concerning all cash and non-cash compensation awarded to, earned by or paid to our non-employee directors during the fiscal year ended December 31, 2025.

	Non-Employee Director Compensation
	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation	All Other Compensation	Total
Name	($)	($)	($)	($)	Earnings ($)	($)	($)
Reuven Yeganeh (1)	20,000	48,500	-	-	-	-	68,500
Anastasiia Kotaieva (1)	16,667	-	-	-	-	-	16,667
David Rokach (2)	20,000	24,250	-	-	-	-	44,250
Tomer Nagar (3)	20,000	24,250	-	-	-	-	44,250
Aviya Volodarsky (3)	20,000	24,250	-	-	-	-	44,250

(1)	Mr. Yeganeh & Ms. Kotaieva were appointed as directors on June 13, 2024. Ms. Kotaieva’s term as a director ended on November 6, 2025.

(2)	Mr. Rokach was appointed as director on July 24, 2024.

(4)	Mr. Nagar & Ms. Volodarsky were appointed as directors on November 8, 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of January 26, 2026 with respect to the beneficial ownership of our Common Stock, the sole outstanding class of our voting securities, by (i) any person or group owning more than 5% of each class of voting securities, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned, based on 29,168,154 shares of Common Stock issued and outstanding as of such date.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this report are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Named Executive Officers and Directors	Position	Number of Shares of Common Stock	Percentage of Common Stock
Menachem Shalom	CEO and Director	8,260,369	24.2%
Morel Levi	CFO	5,000	*
David Rokach	Director	15,000	*
Tomer Nagar	Director	15,000	*
Aviya Volodarsky	Director	15,000	*
Reuven Yeganeh	Director	20,000	*
Total Officers and Directors (6 people)		8,330,369	24.4%
5% Stockholders

X Group Fund of Funds LP(1)		1,850,000	6.3%
Esousa Group Holdings LLC(2)		3,237,305	9.99%

(1)	Represents shares of common stock held as of record by X Group Fund of Funds Limited Partnership. Anastasiia Kotaieva, a former director of the Company, is the owner of X Group Fund of Funds Limited Partnership, and has voting and dispositive control over the securities held by X Group Fund of Funds Limited Partnership.

(2)	Consists of 736,518 Common Shares and 2,500,787 shares of Common Stock issuable upon exercise of warrants held by Esousa Group Holdings LLC (“Esousa”). Excludes 1,785,633 additional shares of Common Stock issuable upon exercise of warrants held by Esousa as the terms of such warrants limit the exercise such that beneficial ownership does not exceed 9.99%. In accordance with Rule 13d-3(d) under the Exchange Act, also excludes the number of shares of Common Stock that Esousa may be required to purchase under the Equity Line of Credit (the “ELOC Purchase Agreement”) we entered into with Esousa in September 2025 because the issuance of such shares is solely at our discretion and is subject to conditions contained in the ELOC Purchase Agreement, the satisfaction of which are entirely outside of Esousa’s control. The purchases made by Esousa pursuant to the ELOC Purchase Agreement are also subject to a 9.99% beneficial ownership limitation. Michael Wachs, the owner of Esousa, has voting and dispositive control over the securities held by Esousa.

*	Less than 1%.

SELLING STOCKHOLDERS

This prospectus relates to the possible offer and resale by the Selling Stockholders of up to 16,787,988 Shares, which consists of 4,770,340 Common Shares and up to 12,017,648 Warrant Shares issuable upon the exercise of the Warrant. For additional information regarding the issuances of those securities, see “Prospectus Summary – Company Overview” above. We are registering the Shares in order to permit the Selling Stockholders to offer the Shares for resale from time to time.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its respective ownership as of January 26, 2026, assuming the exercise of the Warrant held by the Selling Stockholder on that date. The third column lists the Shares being offered by this prospectus by the Selling Stockholders. The fourth and fifth columns assume the sale of all of the Shares offered by the Selling Stockholders pursuant to this prospectus.

Under the terms of the Warrant, a Selling Stockholder may not exercise the Warrant to the extent (but only to the extent) such Selling Stockholder or any of its affiliates would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding after giving effect to the issuance of Warrant Shares issuable upon exercise of the Warrant calculated in accordance with Section 13(d) of the Securities Exchange Act. The number of shares of Common Stock in the second, third and fourth columns and the percentage in the fifth column do not reflect this limitation. The Selling Stockholders may sell all, some or none of their Shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Common Stock Owned Prior to this Offering	Common Stock to be Sold in this Offering	Common Stock Owned After this Offering	Percent
Menachem Shalom(1)	8,260,369	7,010,369	1,250,000	4.3%
Esousa Group Holdings LLC(2)	5,623,815	2,591,985	3,031,830	10.4%
B.C. Omer Consulting Ltd.(3)	420,624	420,624	—	*
Bevilacqua PPLC(4)	1,051,556	1,051,556	—	*
Haytar LLC(5)	420,623	420,623	—	*
David Lubin(6)	420,623	420,623	—	*
Shalom Berkovitz(7)	595,882	595,882	—	*
Vered Itzhaki(8)	35,052	35,052	—	*
Boaz Gorodisky(9)	35,052	35,052	—	*
Amir Shalom(10)	701,037	701,037	—	*
Itamar Shalom(11)	701,037	701,037	—	*
Dorit Cohen(12)	701,037	701,037	—	*
Rachel Shalom(13)	701,037	701,037	—	*
Yechezkel Shalom(14)	701,037	701,037	—	*
Naama Shalom(15)	701,037	701,037	—	*

(1)	Includes (i) 1,992,010 Common Shares and (ii) 5,018,359 Warrant Shares.
(2)	Includes (i) 736,518 Common Shares and (ii) 1,855,467 Warrant Shares. Michael Wachs serves as the sole Managing Member of Esousa Group Holdings LLC and has voting and dispositive control over the securities held by Esousa Group Holdings LLC. The address for Esousa Group Holdings LLC and Michael Wachs is 211 E 43rd St, Suite 402, New York, NY 10017.
(3)	Includes (i) 119,521 Common Shares and (ii) 301,103 Warrant Shares.
(4)	Includes (i) 298,802 Common Shares and (ii) 752,754 Warrant Shares.
(5)	Includes (i) 119,521 Common Shares and (ii) 301,102 Warrant Shares.
(6)	Includes (i) 119,521 Common Shares and (ii) 301,102 Warrant Shares.
(7)	Includes (i) 169,321 Common Shares and (ii) 426,561 Warrant Shares.
(8)	Includes (i) 9,960 Common Shares and (ii) 25,092 Warrant Shares.
(9)	Includes (i) 9,960 Common Shares and (ii) 25,092 Warrant Shares.
(10)	Includes (i) 199,201 Common Shares and (ii) 501,836 Warrant Shares.
(11)	Includes (i) 199,201 Common Shares and (ii) 501,836 Warrant Shares.
(12)	Includes (i) 199,201 Common Shares and (ii) 501,836 Warrant Shares.
(13)	Includes (i) 199,201 Common Shares and (ii) 501,836 Warrant Shares.
(14)	Includes (i) 199,201 Common Shares and (ii) 501,836 Warrant Shares.
(15)	Includes (i) 199,201 Common Shares and (ii) 501,836 Warrant Shares.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

General

Nukkleus is authorized to issue 150,000,000 shares of Common Stock, par value $0.0001, and 15,000,000 shares of preferred stock, par value $0.0001.

The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and our bylaws as currently in effect. Copies of the currently effective certificate of incorporation and bylaws were filed with the SEC as exhibits to our Transition Report on Form 10-KT for the transition period from September 30, 2024 to December 31, 2024, filed on May 8, 2025.

As of the date of this prospectus, Nukkleus had 29,168,154 outstanding shares of Common Stock and 0 outstanding shares of preferred stock.

Common Stock

Holders of Common Stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Subject to any preferential dividend rights of any outstanding shares of preferred stock, holders of Common Stock are entitled to receive dividends, if declared by the Nukkleus Board, out of funds that Nukkleus may legally use to pay dividends. In the event of a liquidation or dissolution, holders of Common Stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. Nukkleus’s current certificate of incorporation does not provide the Common Stock with any redemption, conversion or preemptive rights. All shares of Common Stock that are outstanding as of the date of this joint proxy statement/prospectus will be fully-paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue up to 15,000,000 shares, $0.0001 par value per share, of preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our Common Stock. The Board’s authority to issue preferred stock without stockholder approval could make it more difficult for a third party to acquire control of our company, and could discourage such attempt.

Dividends

Nukkleus has not paid any cash dividends on shares of its Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of the Nukkleus Board. It is the present intention of the Board to retain all earnings, if any, for use in Nukkleus’s business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

Anti-takeover provisions

Certificate of Incorporation and Bylaws

Provisions in our corporate charter and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Common Stock, thereby depressing the market price of our Common Stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include the following.

●	Nukkleus’s Board has the right to elect directors to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on the Board;

●	Nukkleus’s certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

●	Nukkleus’s Board is able to issue, without stockholder approval, shares of undesignated preferred stock, which makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire Nukkleus.

Section 203 of the Delaware General Corporation Law

Nukkleus is subject to Section 203 of the Delaware General Corporation Law, or Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by: (i) persons who are directors and also officers; and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of ten percent (10%) or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, fifteen percent (15%) or more of the outstanding voting stock of the corporation.

Public Warrants

Each whole warrant entitles the registered holder to purchase one whole share of our common stock at a price of $92.00 per share. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

Listing

Our Common Stock and Public Warrants are listed on the Nasdaq Global Market under the symbols “NUKK” and “NUKKW”, respectively.

Transfer Agent and Registrar

The transfer agent for Nukkleus is Continental Stock Transfer & Trust Company, 1 State St., 30th floor, New York, NY 10004, telephone: (212) 509-4000.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Effective as of January 14, 2026, the Company dismissed GreenGrowth CPAs as the independent registered public accounting firm engaged to audit the Company’s financial statements. GreenGrowth’s dismissal was approved by the Board as of such date.

Effective as of January 14, 2026, the Company engaged Somekh Chaikin, a member firm of KPMG International, as the Company’s independent external auditors for the year ending December 31, 2025. The appointment of Somekh Chaikin, which was approved by the stockholders of the Company at the Company’s annual meeting held on November 6, 2025, is subject to completion of Somekh Chaikin’s client acceptance procedures.

GreenGrowth had served as the Company’s independent auditors since November 2023. GreenGrowth’s reports on the Company’s financial statements for the fiscal years ended December 31, 2024, September 30, 2024 and 2023, did not contain any adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports included explanatory paragraphs with respect to the Company’s ability, in light of its recurring losses from operations and a working capital deficit, to continue as a going concern.

During the fiscal years ended December 31, 2025 and 2024, and through January 14, 2026, there were no (a) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) with GreenGrowth on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to GreenGrowth’s satisfaction, would have caused GreenGrowth to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events, as described under Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2025 and 2024, and through January 14, 2026, neither the Company nor anyone on its behalf consulted with Somekh Chaikin regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided nor oral advice was provided to the Company that Somekh Chaikin concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph 304(a)(1)(v)) of Regulation S-K).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than as disclosed below, since the beginning of our last fiscal year, there have been no transactions, or proposed transactions, in which our company was or is to be a participant where the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year-end and in which any director, executive officer or beneficial holder of more than 5% of the outstanding common, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

Star Agreement

As described above, on January 12, 2026, we closed our acquisition of 100% of the issued and outstanding capital stock of Star 26 pursuant to the terms of the Purchase Agreement, by and among the Company, Star 26, the shareholders of Star 26, and Menachem Shalom, as representative of the shareholders of Star 26. As a result of the Acquisition, Star 26 became a wholly-owned subsidiary of the Company. The transaction was approved by the stockholders of the Company on December 16, 2025 and confirmed by Nasdaq on January 9, 2026. Pursuant to the terms of the Purchase Agreement, the aggregate consideration paid by the Company consisted of: (i) $16,000,000, which was paid to Star 26 by the issuance by the Company of the Investment Note; (ii) $500,000 in cash, representing $5,000,000 less $4,500,000 previously borrowed by Star 26 from the Company; (iii) 4,770,340 Common Shares; (iv) the Warrant to purchase 12,017,648 Warrant Shares at an exercise price of $1.50 per share, exercisable for a period of five years from the Closing Date; (v) the Six-Month Note in the principal amount of $3,000,000, which accrues interest at the rate of 8% per annum and matures on July 12, 2026; and (vi) the Three-Month Note in the principal amount of $3,000,000 (the “Three-Month Note”), which matures on April 12, 2026. The Common Shares, the Warrant, the Six-Month Note and the Three-Month Note were subsequently assigned by Star 26 to the Selling Stockholders, pro ratably based on their equity ownership in Star 26. In connection with the Acquisition, the Company cancelled certain promissory notes previously issued by Star 26 to the Company in the aggregate principal amount of $4,500,000. The cancellation of said indebtedness was applied as a credit against the cash consideration otherwise payable to Star 26 at the closing of the Acquisition. The cash portion of the purchase price payable at closing was funded from the Company’s available cash on hand.

Star currently holds (1) 100% of Rimon, an Israeli corporation engaged as distributor of military-grade generators, masts and lighting systems and that is, among other clients, a supplier of generators for “Iron Dome” launchers, (2) 67% of Water.IO Ltd., an Israeli corporation engaged in smart hydration technology, and (3) a convertible loan issued by I.T.S. Industrial Techno-logic Solutions Ltd., an Israeli corporation which designs, develops and manufactures fully integrated electro-mechanical machines, assembly lines and custom motion systems.

If, for a period of 12 months after the closing, the Common Stock is delisted from Nasdaq, Star 26 shall have the right, at its own discretion, to require the Company to exchange the Investment Note for all the shares of Star 26 then held by the Company, provided, however, Star 26 shall retain any cash payments made by the Company to Star 26 and the Company shall retain an equity interest in Star 26 equivalent to all cash payments.

X Group Conversion

On June 11, 2024 the Company issued the X Group Fund of Funds a Note in consideration of cash proceeds in the amount of $250,000. As an additional inducement to provide the X Group Note 1, the Company issued X Group the X Group Warrant 1. The Company and X Group also entered into a Restructuring Agreement providing that, among other items, X Group, in its sole discretion, will have the right for a period for six months from the effective date to lend the Company an additional $500,000.

On September 10, 2024, the Company issued the X Group Note 2 in the principal amount of $125,000 to X Group in consideration of cash proceeds in the amount of $100,000, which was funded on September 4, 2024.

On November 8, 2024, the Company entered the Conversion Agreement with X Group to convert outstanding principal and interest totaling of $771,085 payable under the X Group Note 1 and the X Group Note 2 (the “X Group Debt”) into shares of common stock of the Company. Pursuant to the Conversion Agreement, the Company issued 385,542 shares of its common stock and an additional warrant to purchase 351,424 shares of common stock exercisable for a period of five years at an exercise price of $2.00 per share (“X Group Warrant 2”) in exchange for the cancellation of the X Group Debt. Further, the Company and X Group entered into a letter agreement providing that X Group may not exercise the X Group Warrant 1 in the event such exercise would result in X Group holding in excess of 19.9% of the Company’s outstanding shares of common stock as of November 8, 2024. On November 14, 2024, the Company and X Group entered into a letter agreement pursuant to which it amended the terms of the Conversion Agreement and the X Group Warrant 2 issued in connection with the Conversion Agreement. Pursuant to the letter agreement, the shares of common stock to be issued under the Conversion Agreement were amended to be 319,952 shares of common stock of the Company and the exercise price of the X Group Warrant 2 was amended to be $2.41.

Services provided by related parties

From time to time, Oliver Worsley, a former shareholder of the Company, provided consulting services to the Company. As compensation for professional services provided, the Company recognized consulting expenses of $0, $54,499 and $55,140 for the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, respectively, which have been included in professional fees on the reconciliation summary of discontinued operations.

From time to time, Craig Vallis, a former shareholder of the Company, provided consulting services to the Company. As compensation for professional services provided, the Company recognized consulting expenses of $321,110, $105,834 and $136,625 for the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, respectively, which have been included in professional fees on the reconciliation summary of discontinued operations.

From time to time, Jamal Khurshid, the Company’s former chief executive officer and director, provided consulting services to the Company. As compensation for professional services provided, the Company recognized consulting expenses of $2,593 and $61,327 for the three months ended December 31, 2024 and the year ended September 30, 2024, respectively, which have been included in professional fees on the reconciliation summary of discontinued operations. Jamal Khurshid did not provide any consulting services to the Company for the year ended September 30, 2023.

Revenue from related party and cost of revenue from related party

The Company’s general support services operated under a GSA with TCM providing personnel and technical support, marketing, accounting, risk monitoring, documentation processing and customer care and support. The minimum monthly amount received was $1,600,000. Due to non-payment by TCM under the GSA, the Company has advised TCM that the GSA has been terminated as of December 31, 2023. The Company has historically generated substantially most of its revenue through the services rendered under the GSA.

The Company’s general support services operated under a GSA with FXDIRECT receiving personnel and technical support, marketing, accounting, risk monitoring, documentation processing and customer care and support. The minimum monthly amount payable was $1,575,000. Effective May 1, 2023, the minimum amount payable by the Company to FXDIRECT for services was reduced from $1,575,000 per month to $1,550,000 per month. Effective December 31, 2023, the GSA with FXDIRECT was terminated.

Both of the above entities are affiliates through common ownership.

During the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, general support services provided to the related party, which was recorded as revenue – general support services - related party on the reconciliation summary of discontinued operations (see Note 5) were as follows:

	Three Months Ended December 31,	Years Ended September 30,
	2024	2024	2023
Service provided to:
TCM	$—	$4,800,000	$19,200,000
	$—	$4,800,000	$19,200,000

During the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, services received from the related party, which was recorded as cost of revenue – general support services - related party on the reconciliation summary of discontinued operations (see Note 5) were as follows:

	Three Months Ended December 31,	Years Ended September 30,
	2024	2024	2023
Service received from:
FXDIRECT	$—	$4,650,000	$18,775,000
	$—	$4,650,000	$18,775,000

During the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, Digital RFQ earned revenue from related parties in the amount of $4,601, $69,619 and $138,419, respectively, which was included in revenue – financial services on the reconciliation summary of discontinued operations (see Note 5).

Due from affiliates

At December 31, 2024 and September 30, 2024 and 2023, due from affiliates consisted of the following:

	December 31,	September 30,	September 30,
	2024	2024	2023
Digiclear	$—	$—	$229,837
Jacobi	—	—	95,274
Jamal Khurshid	50,768	10,382	—
Forexware (1)	—	6,151	—
FXDD Mauritius (1)	—	6,004	1,500
TCM (1)	—	12,508	1,942,500
Total	$50,768	$35,045	$2,269,111

(1)	FXDD Mauritius, Forexware, and TCM are controlled by Emil Assentato, the Company’s former chief executive officer and chairman.

The balance due from Jamal Khurshid represents monies the Company paid on behalf of Jamal Khurshid. The balances due from Forexware, FXDD Mauritius, and TCM represent outstanding receivables owed to Digital RFQ for financial services. The balances due from Jacobi and FXDD Mauritius represent monies that the Company paid on behalf of Jacobi and FXDD Mauritius. The balance due from TCM represents unsettled funds due related to the General Services Agreement and monies that the Company paid on behalf of TCM.

Management believes that the affiliates’ receivables are fully collectable. Therefore, no allowance for doubtful account is deemed to be required on its due from affiliates at September 30, 2024 and 2023.

Due to affiliates

At December 31, 2024 and September 30, 2024 and 2023, due to affiliates, which is included partially on the reconciliation summary of discontinued operations as well as the accompanying consolidated balance sheets, consisted of the following:

	December 31,	September 30,	September 30,
	2024	2024	2023
Forexware LLC	$—	$—	$1,211,778
FXDIRECT	—	—	5,064,428
Currency Mountain Holdings Bermuda, Limited (“CMH”) (1)	42,000	42,000	42,000
FXDD Trading (1)	441,402	470,716	396,793
Markets Direct Payments (1)	2,384	2,543	2,317
Craig Vallis	—	16,532	—
Match Fintech Limited (2)	36,293	47,733	91,433
Total	$522,079	$579,524	$6,808,749

(1)	CMH, FXDD Trading, and Markets Direct Payments are controlled by Emil Assentato, the Company’s former chief executive officer and chairman, and current 5%+ shareholder.

(2)	Match Fintech Limited is controlled by affiliates of the Company.

The balances due to affiliates represent expenses paid by FXDD Trading, Markets Direct Payments, and Match Fintech Limited on behalf of the Company and advances from CMH. The balance due to Craig Vallis represents unpaid consulting fees.

Amounts due to affiliates are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Customer digital currency assets and liabilities – related parties

At December 31, 2024 and September 30, 2024 and 2023, related parties’ digital currency, which was controlled by Digital RFQ, amounted to $1,028, $20,020 and $0, respectively, which was included in customer digital currency assets and liabilities on the reconciliation summary of discontinued operations.

Note receivable – related parties

Promissory note

The Company originated a note receivable to a shareholder in the principal amount of $35,000 on September 1, 2022. The note matured with respect to $17,500 on March 1, 2023 and with respect to $17,500 on September 1, 2023. The note bears a fixed interest rate of 5.0% per annum. On April 1, 2024, the outstanding principal and interest of this note receivable was applied to the principal of a cash loan made to the Company from this shareholder in March 2024.

For the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, the interest income related to this note amounted to $0, $949 and $1,836, respectively, and has been included in other (expense) income: other income (expense) on the accompanying consolidated statements of operations and comprehensive loss.

As of December 31, 2024 and September 30, 2024 and 2023, the outstanding interest balance related to this note was $0, $0 and $1,980, respectively, and was included in other current assets on the accompanying consolidated balance sheets.

 Line of credit

On July 31, 2023, the Company entered into a Credit Deed (the “Credit Deed”) providing a $1 million line of credit (the “Line of Credit”) to a related party company which is a client of Digital RFQ. The Line of Credit allows the related party company to request loans thereunder until amount reaches $1 million. Loan drawn under the Line of Credit bears interest at an annual rate of 8% and will be receivable in installments commencing on December 31, 2023. The Line of Credit was collateralized by 133,514 shares of common stock of the Company.

During the year ended September 30, 2023, $764,892 was advanced to the borrower under the Line of Credit. At September 30, 2023, the Company recorded a reserve for credit loss of $637,072 on the Line of Credit. During December 2023, the Company and the related party company entered into a Stock Transfer Agreement pursuant to which the collateral, 133,514 shares of the Company’s common stock owed by the related party, were to be transferred to the Company to satisfy the amount owed under the Line of Credit. As of September 30, 2024, the transfer of the 133,514 shares of the Company’s common stock back to the Company had not occurred and management deemed it remote that the transfer will occur. During the year ended September 30, 2024, the Company collected $132,826. At September 30, 2024, after exhaustive efforts at collection of the outstanding amounts owed under the Line of Credit and unsuccessful attempts to collect the collateral, the Company wrote off the remaining outstanding balance of the Line of Credit against the reserve for credit loss.

For the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, the interest income related to notes receivable – related parties amounted to $0, $362  and $12,082, respectively, and has been included as a component of other income (expense), net on the accompanying consolidated statements of operations and comprehensive loss.

As of December 31, 2024 and September 30, 2024 and 2023, the outstanding interest receivable related to the notes receivable – related parties was $0, $0 and $12,179, respectively, and was included as a component of other current assets on the accompanying consolidated balance sheets.

 Loan payable – related parties and interest payable – related parties

On July 19, 2023, Digital RFQ issued a promissory note (the “July 2023 Loan”) in the principal amount of $75,619 to Jamal Khurshid, the Company’s chief operating officer and director, in consideration of cash proceeds in the amount of $75,619. The July 2023 Loan bears interest of 5.0% per annum and is due and payable on July 19, 2026. The outstanding principal and interest of the July 2023 Loan was fully repaid in November 2023.

On August 15, 2023, Digital RFQ issued a promissory note (the “August 2023 Loan”) in the principal amount of $75,000 to Emil Assentato, the Company’s former chief executive officer and chairman, in consideration of cash proceeds in the amount of $75,000. The August 2023 Loan bears interest of 5.0% per annum and is due and payable on August 15, 2026. A partial repayment of the August 2023 Loan of $50,000 was paid to Emil Assentato in January 2024.

On September 18, 2023, the Company issued a promissory note (the “September 2023 Loan”) in the principal amount of $270,000 to Emil Assentato, the Company’s former chief executive officer and chairman, in consideration of cash proceeds in the amount of $270,000. The September 2023 Loan bears interest of 5.0% per annum and is due and payable on September 18, 2026. In December 2023, the September 2023 Loan principal of $270,000 was converted into 70,129 shares of common stock of the Company (See Note 17 – Common shares issued for debt conversion).

During the year ended September 30, 2024, the Company issued promissory notes in the aggregate principal of $1,105,639 and $248,000 to a shareholder and to an entity managed by that shareholder, respectively, (collectively, the “Shareholder 2024 Loans”), in consideration of cash proceeds in the same amount in the following tranches:

October 2023	$199,000
December 2023	424,000
January 2024	25,000
February 2024	188,000
March 2024	80,000
April 2024	31,000
May 2024	100,000
June 2024	120,500
July 2024	59,000
August 2024	58,000
September 2024	69,139
Total	$1,353,639

The 2024 Shareholder Loans bear interest of 5.0% per annum and each individual loan will be due and payable three years from the date of issuance.

In March 2024, the Company entered into a facility agreement with a shareholder (the “March 2024 Facility”), whereby a Company’s subsidiary can request loans up to an aggregate $500,000 from the shareholder. The proceeds from advances under the March 2024 Facility are restricted to fund working capital and operating expense. Advances drawn under the March 2024 Facility bear interest of 4.0% per month. This loan will be repaid in installments in accordance with the terms of the March 2024 Facility, with the last installment due on July 31, 2024. In April 2024, $11,820, a portion of the March 2024 Facility’s outstanding principal was exchanged for due from affiliates (see Note 18). As of September 30, 2024, the outstanding principal balance and accrued and unpaid interest of the March 2024 Facility was GBP 320,646 and GBP 115,433, respectively ($429,131 and $154,487, respectively), at September 30, 2024.

In March 2024, the Company entered into a loan agreement with a Company shareholder (the “March 2024 Loan”), providing the Company with a loan up to GBP 395,000 ($528,640 at September 30, 2024). The proceeds from advances under the March 2024 Loan are restricted to fund working capital and operating expense. Advances drawn under the March 2024 Loan bear interest at a rate of 10.0% per annum. This March 2024 Loan is unsecured and is due and payable on March 31, 2025. In April 2024, GBP 32,337 ($37,198 at the exchange date), a portion of the March 2024 Loan’s outstanding principal, was exchanged for note receivable – related party (see Note 18). As of September 30, 2024, the outstanding principal balance and accrued and unpaid interest was GBP 217,663 and GBP 10,883, respectively ($291,305 and $14,565, respectively), at September 30, 2024.

Letter agreement with ClearThink

Nukkleus was party to a letter agreement with ClearThink dated as of November 22, 2021, pursuant to which ClearThink was engaged by Nukkleus in connection with the Business Combination.

Craig Marshak, a former member of the Board of Directors of the Company, was a managing director of ClearThink, a transaction advisory firm. ClearThink had been engaged by the Company to serve as the exclusive transactional financial advisor, and finder with respect to the Business Combination, to advise the Company with respect to the Business Combination. The letter agreement was terminated on October 27, 2023. The Company paid ClearThink $210,000 as of the date of closing of the Business Combination. Mr. Marshak no longer serves as a director of the Company.

Customers

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended September 30, 2024 and 2023.

	Years Ended September 30,
Customer	2024	2023
A – related party	81.2%	90.2%

As of September 30, 2024, the GSA agreement in relation to the above referenced related party customer was no longer active and nothing was owed by this customer to the Company.

One related party customer, whose outstanding receivable accounted for 10% or more of the Company’s total outstanding accounts receivable and due from affiliates at September 30, 2023, accounted for 95.2% of the Company’s total outstanding accounts receivable and due from affiliates at September 30, 2023.

Suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s costs of revenues for the years ended September 30, 2024 and 2023.

	Years Ended September 30,
Supplier	2024	2023
A – related party	94.6%	86.8%

As of September 30, 2024, the GSA agreement in relation to the above referenced related party supplier was no longer active and nothing was owed to this supplier by the Company.

Two related party suppliers, whose outstanding payables accounted for 10% or more of the Company’s total outstanding accounts payable and due to affiliates at September 30, 2023, accounted for 81.7% of the Company’s total outstanding accounts payable and due to affiliates at September 30, 2023.

Director Independence

Our board of directors currently consists of five members. Our board of directors has determined that David Rokach, Tomer Nagar, Aviya Volodarsky and Reuven Yeganeh qualify as independent directors in accordance with the Nasdaq listing requirements. Mr. Menachem Shalom is not considered independent. Nasdaq’s independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three (3) years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by McDermott Will & Schulte LLP, Miami, Florida.

EXPERTS

The financial statements of Nukkleus, Inc. at December 31, 2024, September 30, 2024 and 2023, and for the three month period ended December 31, 2024, and for each of the two years in the period ending September 30, 2024, appearing in this prospectus have been audited by Green Growth CPA, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Star 26 Capital Inc. as of December 31, 2024, and for the period from January 17, 2024 (inception) to December 31, 2024, have been included herein in reliance upon the report of Somekh Chaikin, a member Firm of KPMG International, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of  B. Rimon Agencies Ltd. at December 31, 2023, and for the year ending December 31, 2023, appearing in this prospectus have been audited by BARZILY AND CO., CPA’s, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement on Form S-1 we have filed with the SEC. We have not included in this prospectus all of the information contained in the Registration Statement and you should refer to our Registration Statement and its exhibits for further information. You can obtain a copy of the Registration Statement, including the exhibits filed with it, from the SEC as indicated below.

We will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at their Public Reference Room at 100 F Street, NE, Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus or those documents.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

●	Quarterly Report on Form 10-Q for the nine month period ended September 30, 2025 filed with the SEC on November 14, 2025;

●	Quarterly Report on Form 10-Q for the six month period ended June 30, 2025 filed with the SEC on August 14, 2025;

●	Amendment No. 1 to the Quarterly Report on Form 10-Q for the three month period ended March 31, 2025 filed with the SEC on July 9, 2025;

●	Amendment No. 1 to the Annual Report on Form 10-KT for the three month period ended December 31, 2024 filed with the SEC on July 9, 2025;

●	Quarterly Report on Form 10-Q for the three month period ended March 31, 2025 filed with the SEC on May 23, 2025;

●	Annual Report on Form 10-KT for the three month period ended December 31, 2024 filed with the SEC on May 8, 2025;

●	Amendment No. 1 to the Annual Report on Form 10-K for the year ended September 30, 2024 filed with the SEC on April 14, 2025;

●	Annual Report on Form 10-K for the year ended September 30, 2024 filed with the SEC on February 10, 2025;

●	Current Reports on Form 8-K filed with the SEC on January 3, 2025, January 8, 2025, as amended by the Current Report on Form 8-K filed on January 8, 2025, January 16, 2025, February 14, 2025, February 19, 2025, May 14, 2025, June 20, 2025, June 30, 2025, July 25, 2025, July 31, 2025, August 8, 2025, August 25, 2025, August 29, 2025, September 2, 2025, September 2, 2025, September 5, 2025, September 16, 2025, September 19, 2025, September 29, 2025; November 10, 2025, November 25, 2025, November 25, 2025, November 26, 2025, November 28, 2025, December 9, 2025, December 17, 2025, December 30, 2025, January 13, 2026, January 14, 2026 and January 16, 2026 (other than any portions thereof deemed furnished and not filed); and

●	The description of the Common Stock contained in our Form 10-KT for the transition period from September 30, 2024 to December 31, 2024, filed with the SEC on May 8, 2025 and any amendment or other report filed for the purpose of updating such description.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering (excluding any information furnished rather than filed) shall be deemed to be incorporated by reference into this prospectus.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (646) 257-4214 or by writing to us at the following address:

Nukkleus Inc.

575 Fifth Ave., 14th Floor

New York, New York 10017

You also may access these filings on our website at www.nukk.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Nukkleus Inc.

Page

Report of Independent Registered Public Accounting Firm – Green Growth CPAs (PCAOB ID 6580)	F-33
Consolidated Financial Statements:
Consolidated Balance Sheets - As of December 31, 2024 and September 30, 2024 and 2023	F-34
Consolidated Statements of Operations and Comprehensive Loss - For the Three Months Ended December 31, 2024 and Years Ended September 30, 2024 and 2023	F-35
Consolidated Statements of Changes in Stockholders’ Deficit - For the Three Months Ended December 31, 2024 and Years Ended September 30, 2024 and 2023	F-36
Consolidated Statements of Cash Flows – For the Three Months Ended December 31, 2024 and Years Ended September 30, 2024 and 2023	F-37
Notes to Consolidated Financial Statements	F-38

Star 26 Capital, Inc.

Audited Consolidated Financial Statements for the fiscal years ended December 31, 2024 and 2023 and the nine months ended September 30, 2025

B. Rimon Agencies Ltd.

Audited Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022

NUKKLEUS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,611,465	$6,897,697
Digital assets	32,182	-
Note receivable - related party	4,500,000	1,000,000
Due from affiliates	243,915	-
Other current assets	730,894	107,648
Current assets from discontinued operations	-	1,089,052

TOTAL CURRENT ASSETS	13,118,456	9,094,397

NON-CURRENT ASSETS:
Right-of-use asset, operating lease	153,569	-
Fixed assets, net	15,883	-
Other assets from discontinued operations	-	14,887

TOTAL NON-CURRENT ASSETS	169,452	14,887

TOTAL ASSETS	$13,287,908	$9,109,284

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$87,420	$69,600
Operating lease liability, current portion	78,575	-
Convertible notes payable, net	-	706,354
Note payable, net	-	64,399
Due to affiliates	233,068	42,471
Loans payable - related parties, current	1,566,988	619,440
Interest payable - related parties, current	108,417	-
Accrued expenses and other current liabilities	816,224	1,167,315
Stock purchase warrant liabilities	40,740,193	164,770,525
Derivative liability	-	847,753
Current liabilities from discontinued operations	-	3,162,509

TOTAL CURRENT LIABILITIES	43,630,885	171,450,366

NON-CURRENT LIABILITIES:
Operating lease liability, net of current portion	74,994	-
Loan payable - related parties, net of current portion	-	947,548
Interest payable - related parties, net of current portion	-	44,111
Non-current liabilities from discontinued operations	-	17,368

TOTAL NON-CURRENT LIABILITIES	74,994	1,009,027

TOTAL LIABILITIES	43,705,879	172,459,393

COMMITMENTS AND CONTINGENCIES - (Note 12)

STOCKHOLDERS’ DEFICIT:
Preferred stock ($0.0001 par value; 15,000,000 shares authorized; 200 and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively)	-	-
Common stock ($0.0001 par value; 150,000,000 shares authorized; 11,096,264 and 4,930,531 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively)	1,110	493
Additional paid-in capital	81,047,703	37,759,589
Accumulated deficit	(111,464,507)	(201,075,743)
Accumulated other comprehensive (loss)	(2,277)	(34,448)

TOTAL STOCKHOLDERS’ DEFICIT	(30,417,971)	(163,350,109)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$13,287,908	$9,109,284

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

NUKKLEUS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
REVENUES
Revenue - general support services - related party	$-	$-	$-	$-
Revenue - financial services	-	-	-	-
Total revenues	-	-	-	-

COSTS OF REVENUES
Cost of revenue - general support services - related party	-	-	-	-
Cost of revenue - financial services	-	-	-	-
Total costs of revenues	-	-	-	-

GROSS PROFIT (LOSS)
Gross profit - general support services - related party	-	-	-	-
Gross profit (loss) - financial services	-	-	-	-
Total gross profit (loss)			-	-

OPERATING EXPENSES:
Professional fees	4,359,640	552,845	6,051,719	3,266,539
Compensation and related benefits	230,988	53,333	365,988	108,333
Other general and administrative	180,947	191,291	909,275	537,146
Impairment loss	-	391,217	-	391,217

Total operating expenses	4,771,575	1,188,686	7,326,982	4,303,235

LOSS FROM OPERATIONS	(4,771,575)	(1,188,686)	(7,326,982)	(4,303,235)

OTHER (EXPENSE) INCOME:
Interest expense	(36,346)	(303,626)	(407,971)	(343,333)
Interest expense - related parties	(13,545)	(15,521)	(64,306)	(38,249)
Loss on settlement of vendor obligations	-	(112,436)	-	(288,835)
Gain on settlement of vendor obligations	-	211,200	-	211,200
Gain on settlement of due to affiliates	-	192,069	-	192,069
Loss on debt extinguishment	(7,484,152)	-	(7,484,152)	-
Penalty - late registration	-	-	(800,000)	-
Change in fair value - convertible note embedded derivative	-	-	587,790	-
Change in fair value - stock purchase warrant liabilities	13,963,884	-	123,369,695	-
Change in fair value – digital assets	(967,818)	-	(967,818)	-
Gain on deconsolidation	2,491,485	-	2,491,485	-
Day one loss on private placement	(19,605,956)	-	(19,605,956)	-
Other income (expense)	118,795	14	280,422	-

Total other income (expense), net	(11,533,653)	(28,300)	97,399,189	(267,148)

INCOME (LOSS) BEFORE INCOME TAXES	(16,305,228)	(1,216,986)	90,072,207	(4,570,383)

INCOME TAXES	-	-	-	-

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(16,305,228)	(1,216,986)	90,072,207	(4,570,383)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(60,264)	5,672,219	(460,971)	4,979,958

NET INCOME (LOSS)	$(16,365,492)	$4,455,233	$89,611,236	$409,575

COMPREHENSIVE INCOME (LOSS):
NET INCOME (LOSS)	$(16,365,492)	$4,455,233	$89,611,236	$409,575
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized foreign currency translation (loss) gain	214,149	(134,503)	32,171	(113,529)
COMPREHENSIVE INCOME (LOSS)	$(16,151,343)	$4,320,730	$89,643,407	$296,046

NET INCOME (LOSS) PER COMMON SHARE:
Continuing operations, basic	(2.01)	(0.60)	14.74	$(2.45)
Discontinued operations, basic	(0.01)	2.78	(0.08)	2.67
Basic	$(2.02)	$2.18	$14.66	$0.22

Continuing operations, diluted	(2.01)	(0.60)	11.53	$(2.45)
Discontinued operations, diluted	(0.01)	2.78	(0.06)	2.67
Diluted	$(2.02)	$2.18	$11.47	$0.22

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	8,124,786	2,043,928	6,111,279	1,864,566
Diluted	8,124,786	2,043,928	7,813,592	1,864,566

The accompanying notes to consolidated financial statements are an integral part of these statements.

NUKKLEUS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the Three and Nine Months Ended September 30, 2025
(Unaudited)

	Series A						Accumulated
	Preferred Stock		Common Stock		Additional		Other	Total
	Number of		Number of		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit

Balance as of December 31, 2024	-	$-	4,930,531	$493	37,759,589	(201,075,743)	(34,448)	(163,350,109)

Issuance of common stock from exercise of pre-funded warrants	-	-	83,332	8	3,055,806	-	-	3,055,814

Stock-based compensation	-	-	-	-	177,905	-	-	177,905

Net income for the three months ending March 31, 2025	-	-	-	-	-	102,958,139	-	102,958,139

Foreign currency translation adjustment	-	-	-	-	-	-	(58,765)	(58,765)

Balance as of March 31, 2025	-	-	5,013,863	501	40,993,300	(98,117,604)	(93,213)	(57,217,016)

Issuance of common stock in relation to settlement agreement	-	-	12,500	1	157,499	-	-	157,500

Issuance of common stock in relation to conversion of note	-	-	260,300	26	780,540	-	-	780,566

Issuance of common stock from exercise of options	-	-	84,276	9	(9)	-	-	-

Net income for the three months ending June 30, 2025	-	-	-	-	-	3,018,589	-	3,018,589

Foreign currency translation adjustment	-	-	-	-	-	-	(123,213)	(123,213)

Balance as of June 30, 2025	-	-	5,370,939	537	41,931,330	(95,099,015)	(216,426)	(53,383,574)

Issuance of common stock from exercise of warrants	-	-	5,023,026	502	28,882,963	-	-	28,883,465

Issuance of common stock in relation to conversion of note	-	-	243,155	24	1,011,500	-	-	1,011,524

Issuance of common stock from exercise of options	-	-	1,434	1	-	-	-	1

Issuance of common stock for services performed	-	-	310,000	31	1,143,869	-	-	1,143,900

Issuance of common stock in exchange for digital assets	-	-	147,710	15	999,860	-	-	999,875

Issuance of preferred stock in relation to private placement	200	-	-	-	-	-	-	-

Issuance of equity-classified warrants	-	-	-	-	7,080,516	-	-	7,080,516

Adjustments in relation to deconsolidation of subsidiary	-	-	-	-	(2,335)	-	213,716	211,381

Net loss for the three months ending September 30, 2025	-	-	-	-	-	(16,365,492)		(16,365,492)

Foreign currency translation adjustment	-	-	-	-	-	-	433	433

Balance as of September 30, 2025	200	-	11,096,264	1,110	81,047,703	(111,464,507)	(2,277)	(30,417,971)

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

NUKKLEUS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the Three and Nine Months Ended September 30, 2024

(Unaudited)

							Accumulated
	Preferred Stock		Common Stock		Additional		Other	Total
	Number of		Number of		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit

Balance as of December 31, 2023	-	$-	1,737,464	$174	30,781,934	(40,697,339)	(31,354)	(9,946,585)

Stock-based compensation	-	-	-	-	74,668	-	-	74,668

Issuance of common stock as compensation for services	-	-	25,338	3	749,997	-	-	750,000

Net loss for the three months ending March 31, 2024	-	-	-	-	-	(2,429,417)	-	(2,429,417)

Foreign currency translation adjustment	-	-	-	-	-	-	26,582	26,582

Balance as of March 31, 2024	-	$-	1,762,802	$177	31,606,599	(43,126,756)	(4,772)	(11,524,752)

Allocated value of warrants related to issuance of convertible debt	-	-	-	-	300,000	-	-	300,000

Allocated value of warrants related to debt issuance	-	-	-	-	40,804	-	-	40,804

Issuance of common stock to settle debt	-	-	87,500	9	500,991	-	-	501,000

Stock-based compensation	-	-	-	-	74,667	-	-	74,667

Net loss for the three months ending June 30, 2024	-	-	-	-	-	(1,616,241)	-	(1,616,241)

Foreign currency translation adjustment	-	-	-	-	-	-	(5,608)	(5,608)

Balance as of June 30, 2024	-	$-	1,850,302	$186	32,523,061	(44,742,997)	(10,380)	(12,230,130)

Issuance of stock purchase warrants	-	-	-	-	176,898	-	-	176,898

Issuance of common stock to settle accrued expenses and other current liabilities	-	-	248,697	23	629,164	-	-	629,187

Stock-based compensation	-	-	-	-	5,602	-	-	5,602

Net income for the three months ending September 30, 2024	-	-	-	-	-	4,455,233	-	4,455,233

Foreign currency translation adjustment	-	-	-	-	-	-	(134,503)	(134,503)

Balance as of September 30, 2024	-	$-	2,098,999	$209	33,334,725	(40,287,764)	(144,883)	(7,097,713)

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

NUKKLEUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended
	September 30,
	2025		2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		89,611,236	409,575
Net income (loss) from discontinued operations		(460,971)	4,979,958
Net income from continuing operations		$90,072,207	$(4,570,383)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount		322,247	315,834
Depreciation expense		2,807	-
Stock-based compensation		177,905	154,938
Gain on deconsolidation		(2,491,485)	-
Loss on extinguishment of convertible notes payable		7,484,152	-
Gain on settlement of due to affiliates		-	(192,069)
Loss on settlement of vendor obligations		-	288,835
Gain on settlement of vendor obligations		-	(211,200)
Impairment loss		-	391,217
Day one loss on private placement		19,605,956	-
Change in fair value - convertible note embedded derivative		(587,790)	-
Change in fair value - stock purchase warrant liabilities		(123,369,695)	-
Change in fair value - digital assets		967,818	-
Changes in operating assets and liabilities:
Other current assets		(623,246)	(81,181)
Due from affiliates		(243,915)	-
Accounts payable		17,820	-
Due to affiliates		190,597	-
Interest payable - related parties		64,306	38,248
Accrued liabilities and other payables		3,466,426	2,229,486

Net cash used in operating activities from continuing operations		(4,943,890)	(1,636,275)
Net cash used in operating activities from discontinued operations		(255,556)	(1,576,016)
NET CASH USED IN OPERATING ACTIVITIES		(5,199,446)	(3,212,291)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of computer equipment		(18,690)	-
Advance to target of planned acquisition		(3,500,000)	-

Net cash (used in) provided by operating activities from continuing operations		(3,518,690)	-
Net cash (used in) provided by operating activities from discontinued operations		-	-
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(3,518,690)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan payable - related parties		-	730,639
Repayment of note payable		(78,000)	-
Payments of penalty - late registration		(800,000)	-
Proceeds from issuance of private placement, net of issuance costs		9,225,000	-
Proceeds from issuance of convertible debt and warrants, net of issuance costs		-	996,075
Proceeds from issuance of note payable and warrants		-	78,000

Net cash provided by financing activities from continuing operations		8,347,000	1,804,714
Net cash provided by financing activities from discontinued operations		-	582,233
NET CASH PROVIDED BY FINANCING ACTIVITIES		8,347,000	2,386,947

EFFECT OF EXCHANGE RATE ON CASH FROM CONTINUING OPERATIONS		90,398	-
EFFECT OF EXCHANGE RATE ON CASH FROM DISCONTINUED OPERATIONS		34,562	(2,617)

Net change in cash, including cash from discontinued operations		(246,176)	(827,961)

Cash, including cash from discontinued operations - beginning of period		7,857,641	863,610

Cash, including cash from discontinued operations - end of period		7,611,465	35,649

Less cash from discontinued operations		-	35,276

Cash from continuing operations, end of period		$7,611,465	$373
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest		$6,240	$18

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Fair value of warrants exercised		$31,939,279	$-
Fair value of the stock purchase warrants issued in connection with the private placement agreement		$29,605,956	$-
Fair value of the stock purchase warrants issued in connection with joint venture agreement		$1,672,686	$-
Fair value of the derivative liability extinguished from conversion of convertible note		$259,963	$-
Fair value of common stock issued in connection with settlement agreement		$157,500	$-
Fair value of common stock issued in connection with conversion of convertible note		$520,603	$-
Fair value of common stock issued in exchange for digital assets		$1,000,000	$-
Issuance of common stock to settle accrued expenses and other current liabilities		$-	$750,000
Fair value of warrants issued		$-	$40,804
Settlement of accrued expenses and other current liabilities through issuance of common stock		$-	$324,601
Issuance of Old Nukk common stock to Brilliant vendors in exchange for receivable from Brilliant		$-	$-
Settlement of loans payable – related parties through exchange of notes receivable – related parties and accrued and unpaid interest	$		$0
Settlement of loans payable – related parties through exchange of due from affiliates	$		$0

The accompanying notes to consolidated financial statements are an integral part of these statements.

NUKKLEUS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Nukkleus Inc. and its wholly owned subsidiaries, were financial technology companies that were previously focused on providing software, technology solutions, customer sales and marketing, and risk management technology hardware and software solutions packages for the worldwide retail foreign exchange (“FX”) trading industry and payment services from one fiat currency to another or to digital assets.

In January 2024, Nukkleus Inc and its wholly owned subsidiaries ceased its general support service operations, terminating the existing customer and supplier contracts with a related party, and shifted its focus to the payment services operations. In November 2024, Nukkleus Inc. entered into a Settlement Agreement and Release (the “Settlement Agreement”) with a shareholder and one of our subsidiaries to sell DRFQ, the subsidiary that operates the payment services operations, to the shareholder in consideration of GBP 1,000. In August 2025, the Company was notified that on July 29, 2025, Match Financial was placed into administration in the United Kingdom pursuant to the Insolvency Act 1986 resulting in the appointment of two administrators (the “Administrators”). The administration was initiated by the sole director of Match Financial. According to the notice sent to the Company, on July 29, 2025, the Administrators completed a pre-packaged sale of Match Financial’s entire shareholding in DRFQ to Match Financial Holdings Limited, a newly formed entity. The transaction results in the divestiture of DRFQ.

In December 2024, Nukkleus Inc. entered into a Securities Purchase Agreement and Call Option (the “Star Agreement”) with Star 26 Capital Inc. (“Star”), the shareholders of Star (“Star Equity Holders”) and an officer of Nukkleus, acting in his capacity as the representative of the Star Equity Holders, to acquire a controlling 51% interest in Star, an Israeli corporation engaged as a supplier of generators for “iron dome” launchers and other defense products. In September 2025, the Star Agreement was amended and restated (“Amended Star Agreement”). Pursuant to the Amended Star Agreement, Nukkleus will acquire 100% controlling interest in Star. As a result of the Settlement Agreement and subject to the closing of the acquisition of Star, Nukkleus Inc.’s business will be focused on the defense sector.

On February 14, 2025, the Board of Directors of Nukkleus Inc. and its wholly owned subsidiaries approved a change in the Company’s fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 2024. This change results in a transition period from October 1, 2024, to December 31, 2024.

The decision to change the fiscal year end was made to align the Company’s financial reporting with the calendar year, which is expected to enhance operational efficiency, improve comparability with industry peers, and better serve the needs of shareholders. Further, the Company intends to align its fiscal year with Star.

Basis of Presentation and Principles of Consolidation: On December 22, 2023 (the “Closing Date”), Brilliant Acquisition Corp (“Brilliant”) entered into a business combination agreement (the “Business Combination”) with each of the shareholders of Nukkleus Inc. (“Old Nukk”). Pursuant to the Business Combination, Brilliant acquired all of the issued and outstanding shares of common stock from the Old Nukk shareholders.

On the Closing Date, and in connection with the closing of the Business Combination, Brilliant changed its name to Nukkleus Inc (the “Company”) and the Company’s common stock began trading on the NASDAQ under the ticker symbol NUKK. Old Nukk was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). The determination was primarily based on Old Nukk’s shareholders prior to the Business Combination having a majority of the voting interests in the combined company, Old Nukk’s ability to exert control over the majority of the board of directors of the combined company, and given the board of directors election and retention provisions, Old Nukk’s ability to maintain control of the board of directors on a go-forward basis, Old Nukk’s senior management comprising the senior management of the combined company; and old Nukk’s operations prior to the Business Combination comprise the ongoing operations of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Old Nukk issuing stock for the net assets of Brilliant, accompanied by a recapitalization. The net assets of Brilliant were stated at historical cost, with no goodwill or other intangible assets recorded.

While Brilliant was the legal acquirer in the Business Combination, because Old Nukk was deemed the accounting acquirer, the historical financial statements of Old Nukk became the historical financial statements of the combined company, upon consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of Old Nukk prior to the Business Combination; (ii) the combined results of Brilliant and Old Nukk following the closing of the Business Combination; (iii) the assets and liabilities of Old Nukk at their historical cost; and (iv) the Company’s equity structure for all periods presented.

Effective October 24, 2024, the Company amended its amended and restated certificate of incorporation to implement a one-for-eight reverse stock split of its common stock (the “2024 Reverse Stock Split”) and increased the number of authorized shares of the Company’s common stock from 40,000,000 to 150,000,000 (see Note 9).

In accordance with guidance applicable to these circumstances, the equity structure has been restated in all comparative periods to give effect to the number of shares of the Company’s common stock, $0.0001 par value per share, issued to Old Nukk shareholders during the Business Combination and the 2024 Reverse Stock Split. Accordingly, the disclosure of common shares and per common share data in the accompanying consolidated financial statements and related notes reflect the Business Combination and 2024 Reverse Stock Split for all periods presented.

The accompanying consolidated financial statements include the accounts of Nukkleus Inc, and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. The consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Any reference in these footnotes to the applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the ASC and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Due to the Company’s inability to access complete financial data from a subsidiary classified as discontinued operations, estimates were used to present this entity’s financial results for the period of April 1, 2025 through July 29, 2025 (see Note 4).

The accompanying condensed consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

NOTE 2 – LIQUIDITY AND CAPITAL RESOURCES

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. As of September 30, 2025, the Company had cash of approximately $7,611,000, a working capital deficit of approximately $30,512,000 and incurred cash flow used in operating activities from continuing operations of approximately $4,944,000 for the nine months ended September 30, 2025. These are indicators of substantial doubt as to the Company’s ability to continue as a going concern for at least one year from issuance of these consolidated financial statements. The Company’s ability to continue as a going concern is dependent upon the management of expenses and ability to obtain necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due, and upon profitable operations.

If additional equity or debt financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If the Company is unable to raise additional capital on acceptable terms when needed, its results of operations and financial condition would be materially and adversely affected. Any such financing likely would be dilutive to existing stockholders and could result in significant financial operating covenants that would negatively impact the Company business.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Emerging growth company: The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups (“JOBS”) Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as to those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Use of estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. The Company’s most significant estimates and judgments involve valuation of share-based compensation, valuation of equity-classified stock purchase warrants, valuation of liability-classified stock purchase warrants, valuation of derivative liability, classification of gains and losses on settlement of related party liabilities, the useful lives of long-lived assets, assumptions used in assessing impairment of long-lived assets, valuation of deferred tax assets and the associated valuation allowances, and estimates of financial results for a subsidiary classified as discontinued operations. For the period beginning April 1, 2025 and ending July 29, 2025, the Company used estimates to report the financial results of this subsidiary.

Segment reporting: ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM uses operating results as the primary measure to manage the business. As a result of transactions entered into during the three months ended December 31, 2024 (see Note 4), the CODM determined it has one operating segment as of September 30, 2025. Accordingly, the Company has recast the presentation of its reportable segments for the periods presented in these consolidated financial statements. The CODM assesses performance on consolidated operating expenses as the CODM is focused on managing cash flow until a pending acquisition (see Note 13) is completed during the fourth quarter of fiscal year 2025.

Cash and cash equivalents: The Company considers all highly liquid instruments with a maturity date of three months or less at the time of purchase and money market accounts to be cash equivalents. The Company had cash equivalents of approximately $5,307,000 and $0 at September 30, 2025 and December 31, 2024, respectively.

The Company’s cash and cash equivalents are potentially subject to concentration of credit risk. Cash and cash equivalents are primarily placed with financial institutions which are of high credit quality. The Company invests cash and cash equivalents primarily in highly liquid, highly rated instruments which are uninsured. The Company may also have corporate deposit balances with financial institutions which exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced losses on these accounts and does not believe it is exposed to any significant credit risk with respect to these accounts.

Fair value measurements: ASC 820, Fair Value Measurements (“ASC 820”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows

●	Level 1 – Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

●	Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following techniques noted in ASC 820:

●	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

●	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

●	Income approach: Techniques to convert future amounts to a single present value amount based upon market expectations (including present value techniques, option pricing, and excess earnings models).

The Company believes its valuation methods are appropriate and consistent with other market participants, however the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company’s financial instruments with a carrying value that approximates fair value consist of cash, advances, other current assets, accounts payable, due to affiliates, accrued expenses and other current liabilities, interest payable – related parties, and short-term borrowings due to their liquid or short-term nature or expected settlement dates of these instruments. If these financial instruments were recorded at fair value, they would be based on Level 1 inputs, except for short-term borrowings which would be based on Level 2 and Level 3 inputs, respectively.

The Company’s non-financial assets, such as intangible assets, and financial assets are adjusted to fair value when an impairment charge is recognized. The impairment charge recognized on non-financial assets that consist of acquired intangible assets is based on Level 3 inputs, including a comparison of the Company’s results with expectations and expectation for future profits. The impairment charge recognized for financial assets that consist of investment in privately held equity securities is based on Level 3 inputs, including the global economic environment, adjustments for investment-specific developments and the rights and obligations of the securities the Company holds.

The Company’s financial instruments that are measured at fair value on a recurring basis consist of liability-classified stock purchase warrants and liability-classified derivative financial instruments (see Note 11).

Related parties: The Company considers parties to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation. The Company reviews the relationships of its vendors, customers, shareholders, and board members to determine whether there are any parties meet the criteria to be considered related. Any party that is deemed to be related to the Company is referred to as an “affiliate” or “related party” in these consolidated financial statements.

Due from affiliates and notes receivable – related parties, net: Due from affiliates and notes receivable – related parties, net are contractual rights to receive cash on demand or on fixed or determinable dates and are recognized as an asset on the consolidated balance sheets. Due from affiliates consist of amounts owed from affiliates of the Company for either services provided to the affiliate or expenses paid by the Company on behalf of the affiliate (see Note 12). Notes receivable – related parties, net consist of advances made to affiliates in exchange for a promissory note from the affiliate (see Note 12).

Digital assets: The Company holds certain digital assets, which primarily consist of tokens that are recorded as intangible assets in accordance with ASC 350-60, Intangibles-Goodwill and Other (Crypto Assets). In accordance with ASU 2023-08, effective January 1, 2025, the Company elected to apply the fair value measurement option for its crypto assets.

Under this standard, digital assets are measured at fair value at each reporting date, with changes in fair value recognized in earnings as a component of other income (expense). The Company determines fair value based on quoted market prices from active exchanges as of the balance sheet date.

Digital assets are classified as either current or non-current assets based on the Company’s intent and ability to sell or hold the assets beyond one year. The Company does not account for its digital assets as securities or cash equivalents.

Other current assets: Other current assets primarily consist of escrow cash and prepaid miscellaneous items. The Company expects all current assets to be collected and/or realized within the next 12 months.

Leases: The Company determines if an arrangement is a lease at inception of the contract. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of operating lease liabilities, and operating lease liabilities, net of current portion in the accompanying consolidated balance sheets.

ROU assets represent the Company’s right to use underlying assets for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the contracts. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

The Company’s vehicle leases may include transfer rights or options to purchase at the end of the lease that the Company is reasonably certain to exercise. Interest expense is recognized using the effective interest rate method, and the ROU asset is amortized over the useful life of the underlying asset.

Impairment of long-lived assets: In accordance with ASC 360, Impairment or Disposal of Long-Lived Assets (“ASC 360”), the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets.

Note payable, loans payable – related parties, convertible notes payable: Debt issuance costs, including original issue discounts, will be recorded to debt discount, reducing the face amount of the note. Debt issuance costs will be amortized to interest expense over the contractual term of the respective debt obligation using the effective interest method. If a conversion of the underlying debt occurs, a proportionate share of the unamortized discount is immediately expensed.

The Company evaluates convertible notes payable in accordance with ASC 470, “Debt with Conversion and Other Options” (“ASC 470”) to determine if embedded conversion features present in the convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Debt issuance costs are allocated proportionately to the debt host and conversion feature.

Derivative financial instruments: The Company accounts for derivative instruments in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). The Company’s objectives and strategies for using derivative instruments, and how the derivative instruments and related hedged items are accounted for affect the consolidated financial statements. The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risk.

The Company evaluates all of its financial instruments, including notes payable and warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company applies significant judgment to identify and evaluate complex terms and conditions in its contracts and agreements to determine whether embedded derivatives exist. Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives are recognized at fair value, with changes in fair value recognized in the statement of operations each period. Bifurcated embedded derivatives are classified with the related host contract on the Company’s balance sheet.

An evaluation of specifically identified conditions is made to determine whether the fair value of the derivative issued is required to be classified as equity or as a derivative liability. Changes in the estimated fair value of the liability-classified derivative financial instruments are recognized as a non-cash gain or loss on the accompanying consolidated statements of operations and comprehensive loss.

Stock purchase warrants: The Company accounts for stock purchase warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing liabilities from equity (“ASC 480”), and ASC 815. The assessment considers whether the stock purchase warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the stock purchase warrants meet all of the requirements for equity classification under ASC 815, including whether the stock purchase warrants are indexed to the Company’s own common shares and whether the holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of issuance, modification, and as of each subsequent quarterly period end date while the stock purchase warrants are outstanding.

For issued or modified stock purchase warrants that meet all of the criteria for equity classification, the stock purchase warrants are required to be recorded as a component of additional paid-in capital at the time of issuance.

For issued or modified stock purchase warrants that do not meet all the criteria for equity classification, the stock purchase warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the liability classified stock purchase warrants are recognized as a non-cash gain or loss on the accompanying consolidated statements of operations and comprehensive loss.

The Company assesses the classification of its common stock purchase warrants at each reporting date to determine whether a change in classification between equity and liability is required. For modified stock purchase warrants that result in a change of classification from equity to liability, a liability is recognized equal to the fair value on the date of modification, additional paid-in capital is adjusted by the fair value of the warrant on the date of issuance, and the difference is recognized as a non-cash gain or loss on the accompanying consolidated statements of operations and comprehensive loss.

Assets held for sale: Assets held for sale represent property, equipment, and leasehold improvements less accumulated depreciation as well as any other assets that are held for sale in conjunction with the sale of a business. The Company records assets held for sale in accordance with ASC 360 at the lower of carrying value or fair value less costs to sell. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction. The reclassification takes place when the assets are available for immediate sale and the sale is highly probable. These conditions are usually met from the date on which a letter of intent or agreement to sell is ready for signing.

Discontinued operations: A component of an entity is identified as operations and cash flows that can be clearly distinguished, operationally and financially, from the rest of the entity. Under ASC 205-20, “Presentation of Financial Statements - Discontinued Operations” (“ASC 205-20”), a discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale and represents a strategic shift that has or will have a major effect on the entity’s operations and financial results, or a newly acquired business or nonprofit activity that upon acquisition is classified as held for sale. Discontinued operations are presented separately from continuing operations in the consolidated statements of Operations and the consolidated statements of cash flows (see Note 4). For long-lived assets or disposals groups that are classified as held for sale but do not meet the criteria for discontinued operations, the assets and liabilities are presented separately on the balance sheet of the initial period in which it is classified as held for sale.

Advertising: Costs related to advertising are expensed as incurred.

Stock-based compensation: The Company accounts for stock-based compensation by measuring and recognizing compensation expense for all share-based awards, including stock options and stock grants, based on estimated grant-date fair values. The Company measures employee, director and nonemployee awards at the date of grant, which generally is the date at which the Company and the nonemployee reach a mutual understanding of the key terms and conditions of a share-based payment award.

The Company estimates the grant date fair value of each stock option award using the Black-Scholes option-pricing model. The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company’s underlying common stock price on the date of grant, expected live of the option, risk-free interest rate and expected dividend yield. The Company sets the grant date fair value of each stock grant equal to the fair value of the Company’s common stock on the date of grant.

The Company uses the straight-line attribution method to allocate compensation cost to reporting periods over the requisite service period during which the employee, board member, director, or advisor is required to provide services in exchange for the award. The Company has elected to account for forfeitures of awards as they occur, with previously recognized compensation reversed in the period that the awards are forfeited.

Income taxes: The Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more likely than not of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized. The Company recognizes interest and penalties related to income tax matters in general and administrative expense.

For U.S. federal tax purposes, digital asset transactions are treated on the same tax principles as property transactions. The Company recognizes a gain or loss when digital assets are exchanged for other property, in the amount of the difference between the fair market value of the property received and the tax basis of the exchanged digital assets. Receipts of digital assets in exchange for goods or services are included in taxable income at the fair market value on the date of receipt.

Foreign currency translation: The Company’s consolidated financial statements are presented in the reporting currency of the U.S. dollar. Functional currencies of the Company and its wholly-owned subsidiaries is the local currency used in each entities primary economic environment, some of which are different than the reporting currency. Assets and liabilities of the Company are translated into the reporting currency using the exchange rate in effect at the balance sheet dates. Equity transactions are translated using the historical exchange rate in effect on the date of the transaction, except for the change in accumulated deficit during the year, which is the results of the operations translation process. Results of operations and cash flows are translated using the weighted average exchange rates in effect during the period. As a result, amounts relating to the assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the accompanying consolidated balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into the reporting currency are recorded as a component of comprehensive income (loss). The unrealized foreign currency exchange gain (loss) for the three and nine months ended September 30, 2025 and 2024 is included as a component of other comprehensive income (loss) on the accompanying consolidated statements of operations and comprehensive loss.

Remeasurement gains and losses from transactions that are not denominated in the functional currency are recorded as a component of other income in the consolidated statements of operations and comprehensive loss. Most of the Company’s revenue transactions are transacted in the functional currency of the Company. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

Comprehensive loss: Comprehensive loss is comprised of net loss and all changes to the statements of equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive loss for the three and nine months ended September 30, 2025 and 2024 consisted of net loss and unrealized loss from foreign currency translation adjustment.

Net loss per share: Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, excluding the effects of any potential dilutive securities. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common share equivalents had been issued and if the additional common shares were dilutive. Earnings per share excludes all potential dilutive shares of common shares if their effect is anti-dilutive.

For the three and nine months ended September 30, 2025 and 2024, potentially dilutive common shares consist of the common shares issuable upon the exercise of common stock options and warrants (using the treasury stock method) and the conversion of convertible notes payable. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

The following table summarizes the potentially dilutive securities excluded from the computation of diluted shares outstanding because the effect of including these potential shares was anti-dilutive:

	Nine Months Ended September 30,
	2025	2024
Options to purchase common stock	4,823	15,538
Convertible notes payable that convert into common stock	—	—
Stock purchase warrants to acquire common stock	4,780,449	987,625
Total potentially dilutive securities	4,785,272	1,003,163

Recently issued accounting pronouncements, adopted

ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requires enhanced disclosures related to significant segment expenses and a description of how the chief operating decision maker utilizes segment operating profit or loss to assess segment performance. ASC 2023-07 is effective for fiscal years beginning after December 15, 2023 and for interim reporting periods starting after December 15, 2024, and is to be applied retrospectively. The Company adopted ASU 2023-07 for the nine months ended September 30, 2025 and its adoption did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements, not yet adopted

ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”) incorporates several disclosure and presentation requirements currently residing in SEC Regulation S-X and S-K into the ASC. The amendments are applied prospectively and are effective when the SEC removes the related requirements from Regulation S-X and S-K. Any amendments the SEC does not remove by June 30, 2027 will not be effective. Early adoption is prohibited. The Company is currently evaluating the potential impact of this guidance on its disclosures.

ASU 2023-09, Income Taxes (“ASU 2023-09”), requires disclosure of specific categories and disaggregation of information in the rate reconciliation table and expands disclosures related to income taxes paid. The new standard is effective for fiscal years beginning after December 15, 2024 and is to be applied prospectively. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

ASU 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”) updates accounting standards for revenue recognition (ASC 606), lease accounting (ASC 842), and impairment of long-lived assets (ASC 360). ASU 2024-02 provides enhanced guidance for estimating variable consideration, accounting for contract modifications, determining lease terms, and simplifying impairment testing for long-lived assets. It also introduces increased disclosure requirements for financial instruments and derivatives. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

ASU 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), requires public companies to disaggregate key expense categories, such as inventory purchases, employee compensation and depreciation in their financial statements. This aims to improve investor insight into company performance. ASU 2024-03 was originally effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025, with early adoption permitted.

ASU 2025-01, Income Statement – Expense Disaggregation Disclosures – Clarifying the Effective Date (“ASU 2025-01”), clarifies the effective date of ASU 2024-03. This amendment states that ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

ASU 2025-03, Business Combinations and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (VIE) (“ASU 2025-03”), updates accounting standards for business combinations (ASC 805) on identifying the accounting acquirer in a business combination when the legal acquiree is a VIE and the transaction is effected primarily by the exchange of equity interests. This new guidance requires an entity to consider the factors in ASC 805-10-55-12 through 55-15 in such cases, thereby enhancing comparability between business combinations involving VIEs and voting-interest entities. ASU 2025-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

ASU 2025-05, Financial Instruments-Credit Losses: Measurement of Credit Losses for Accounts Receivable and Contract Assets for Private Companies and Certain Not-for-profit Entities (PCC) (“ASU 2025-05”), updates accounting standards for revenue from contracts with customers (ASC 606). ASU 2025-05 permits an entity to assume that current conditions as of the balance sheet date will not change for the remaining life of the asset when estimated expected credit losses, and an accounting policy election to consider subsequent cash-collection activity after the balance sheet date. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

NOTE 4 – DISCONTINUED OPERATIONS AND DECONSOLIDATION

In accordance with ASC 205-20 Presentation of Financial Statements: Discontinued Operations, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major impact on an entity’s operations and financial results when the components of an entity meets the criteria in ASC paragraph 205-20-45-10. In the period in which the component meets the held for sale or discontinued operations criteria the major assets, other assets, current liabilities and non-current liabilities shall be reported as a component of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the income (loss) of continuing operations.

Disposition of a Subsidiary: On November 8, 2024, the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) with a shareholder of the Company and a subsidiary of the Company to sell the subsidiary to the shareholder or his nominee subject to the Company obtaining shareholder approval. As required by the Settlement Agreement, a Share Purchase Agreement was entered into between the same parties dated December 23, 2024 providing that the Company, subject to it obtaining shareholder approval, will sell the subsidiary to the officer of the Company in consideration of GBP 1,000. On August 5, 2025, the Company was notified that on July 29, 2025, Match Financial, the subsidiary’s direct parent, was placed into administration in the United Kingdom pursuant to the Insolvency Act 1986 resulting in the appointment of two administrators (the “Administrators”). The administration was initiated by the shareholder. According to the notice sent to the Company, on July 29, 2025, the Administrators completed a pre-packaged sale of Match Financial’s entire shareholding of the subsidiary to a newly formed entity owned by Mr. Khurshid. The transaction results in the divestiture of the subsidiary effective as of July 29, 2025.

The subsidiary comprises our financial services operating segment. As a result of the planned disposition of the subsidiary, the financial services operating segment meets the held for sale criteria of ASC 205-20. Accordingly, the historical results of operations of the financial services operating segment has been reflected as discontinued operations in our consolidated financial statement for all periods prior to the Settlement Agreement on November 8, 2024.

During the preparation of the consolidated financial statements for the quarter ended June 30, 2025, management was unable to obtain complete financial data from the subsidiary due to the subsidiary’s personnel being uncooperative, not providing the information needed and loss of direct access to the subsidiary’s systems. As a result, the financial results of the discontinued operations for the period beginning April 1, 2025 and ending July 29, 2025 are based on reasonable estimates derived from historical operating trends and partial information available to the Company. Management believes the estimates used are reasonable under the circumstances. Furthermore, as a result of the sale of the subsidiary completed during the administration, the Company deconsolidated the subsidiary as of July 29, 2025. Therefore, the Company reported no assets or liabilities of the subsidiary as of September 30, 2025 and recognized a net gain on deconsolidation of approximately $2,491,000, which has been reflected as a component of other (expense) income on the accompanying consolidated statements of operations and comprehensive loss.

Summary Reconciliation of Discontinued Operations

The following tables present the balance sheets and the results of operations of the Company classified as discontinued operations for the periods presented:

NUKKLEUS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$-	$148,679
Customer custodial funds	-	811,265
Customer digital currency assets	-	22,930
Digital assets	-	550
Due from affiliates	-	50,768
Other current assets	-	54,860

TOTAL CURRENT ASSETS	-	1,089,052

NON-CURRENT ASSETS:
Intangible assets, net	-	14,887

TOTAL NON-CURRENT ASSETS	-	14,887

TOTAL ASSETS	$-	$1,103,939

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$-	$504,249
Customer custodial cash liabilities	-	972,941
Customer digital currency liabilities	-	10,514
Due to affiliates	-	479,608
Loans payable - related parties, current	-	682,875
Interest payable - related parties, current	-	203,755
Accrued expenses and other current liabilities	-	308,567

TOTAL CURRENT LIABILITIES	-	3,162,509

NON-CURRENT LIABILITIES:
Loan payable - related parties, net of current portion	-	17,368

TOTAL NON-CURRENT LIABILITIES	-	17,368

TOTAL LIABILITIES	-	3,179,877

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

NUKKLEUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
REVENUES
Revenue - financial services	83,309	226,960	568,860	661,931
Total revenues	83,309	226,960	568,860	661,931

COSTS OF REVENUES
Cost of revenue - financial services	16,371	15,558	95,929	128,492
Total costs of revenues	16,371	15,558	95,929	128,492

GROSS PROFIT (LOSS)
Gross profit (loss) - financial services	66,938	211,402	472,931	533,439
Total gross profit (loss)	66,938	211,402	472,931	533,439

OPERATING EXPENSES:
Advertising	2,260	113	9,950	23,036
Professional fees	36,480	165,950	273,835	599,978
Compensation and related benefits	42,327	157,419	331,057	591,856
Amortization of intangible assets	1,030	3,445	7,727	10,360
Other general and administrative	20,343	114,559	169,187	235,241

Total operating expenses	102,440	441,486	791,756	1,460,471

LOSS FROM OPERATIONS	(35,502)	(230,084)	(318,825)	(927,032)

OTHER (EXPENSE) INCOME:
Interest expense - related parties	(23,318)	(149,523)	(189,664)	(161,029)
Gain on termination of GSS GSA – related party	-	6,082,962	-	6,082,962
Other income (expense)	(1,444)	(31,136)	47,518	(14,943)

Total other income (expense), net	(24,762)	5,902,303	(142,146)	5,906,990

LOSS BEFORE INCOME TAXES	(60,264)	5,672,219	(460,971)	4,979,958

INCOME TAXES	-	-	-	-

NET LOSS FROM DISCONTINUED OPERATIONS	$(60,264)	5,672,219	(460,971)	$4,979,958

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

NOTE 5 – DIGITAL ASSETS

The Company holds certain digital assets that consist of cryptocurrencies and tokens. These assets are not financial instruments, cash equivalents, or securities. The Company maintains custody of its digital assets in secured digital wallets under its sole control and does not engage in staking, lending, or other yield-generating activities.

At the time of initial acquisition in July 2025, the Company exercised a warrant to acquire 50 million DARWIN tokens for a total exercise price of $1,000,000, representing the cost basis of the Company’s digital asset holdings. These DARWIN tokens are the sole holding of digital assets for the Company as of September 30, 2025.

The fair value of the DARWIN tokens as of September 30, 2025, based on their quoted market price of $0.0006436 per token, was $32,182, resulting in a loss from change in fair value of $967,818 for the three and nine months ended September 30, 2025, which has been included as a component of other income (loss) on the accompanying consolidated statements of operations and comprehensive loss.

NOTE 6 – LOANS PAYABLE – RELATED PARTIES

The Company’s loans payable – related parties consisted of the following:

During the twelve months ended September 30, 2024, the Company issued promissory notes in the aggregate principal of $1,105,639 and $248,000 to a shareholder and to an entity managed by that shareholder, respectively, (collectively, the “Shareholder 2024 Loans”), in consideration of cash proceeds in the same amount in the following tranches:

October 2023	$199,000
December 2023	424,000
January 2024	25,000
February 2024	188,000
March 2024	80,000
April 2024	31,000
May 2024	100,000
June 2024	120,500
July 2024	59,000
August 2024	58,000
September 2024	69,139
Total Shareholder 2024 Loans	$1,353,639

The 2024 Shareholder Loans bear interest of 5.0% per annum and each individual loan will be due and payable three years from the date of issuance. As of September 30, 2025, the outstanding principal balance and accrued and unpaid interest of the Shareholder 2024 Loans was $1,353,639 and $108,417, respectively.

In July 2024, a shareholder of the Company made payments on the Company’s behalf to settle an obligation with an affiliate in which the shareholder has a controlling interest. The shareholder entered into an assignment of debt agreement with the affiliate whereby the affiliate assigned its right, title obligation and interest in the obligation by the Company to the shareholder (the “July 2024 Loan”). The July 2024 Loan is noninterest bearing and was due and payable at issuance. In December 2024, the Company repaid approximately $1,000,000 of the July 2024 loan. As of September 30, 2025, the outstanding principal balance of the July 2024 Loan was $213,349.

Consisting of the above-mentioned loans, the Company’s loans payable – related parties is summarized as follows:

	September 30,	December 31,
	2025	2024
Shareholder 2024 Loans	$1,353,639	$1,353,639
July 2024 Loan	1,213,349	1,213,349
	2,566,988	2,566,988
Less: repayments to date	(1,000,000)	(1,000,000)
Loans payable – related parties, current and noncurrent	$1,566,988	$1,566,988

In June 2024, as part of the terms of a note payable entered into, 30.0% of the loans payable with the shareholder of the 2024 Shareholder Loans and July 2024 Loan was due and payable on demand.

For the three and nine months ended September 30, 2025, the interest expense related to above loans payable – related parties amounted to $13,545 and $64,306, respectively, and has been reflected as a component of other (expense) income on the accompanying consolidated statements of operations and comprehensive loss.

For the three and nine months ended September 30, 2024, the interest expense related to above loans payable – related parties amounted to $15,521 and $38,249, respectively, and has been reflected as a component of other (expense) income on the accompanying consolidated statements of operations and comprehensive loss.

As of September 30, 2025 and December 31, 2024, the related accrued and unpaid interest for above loans was $108,417 and $44,111, respectively, which was reflected as interest payable – related parties, net of current portion on the accompanying consolidated balance sheets.

The loans payable – related parties mature as follows:

For the Period Ending:
June 30, 2024	$619,440
June 30, 2026	947,548
$1,566,988

NOTE 7 – NOTE PAYABLE, NET

In April 2024, the Company issued a promissory note in the principal amount of $78,000 to an investor in consideration of cash proceeds in the same amount (the “April 2024 Loan”). In addition, the Company issued a stock purchase warrant for the purchase of 14,535 shares of the Company’s common stock (the “April 2024 Warrant”) that is exercisable for three years at an exercise price of $0.86 per warrant. The April 2024 Loan bears interest of 8.0% per annum and is due and payable on April 30, 2025. The April 2024 Warrant was determined to be an equity classified warrant and fair value of $40,804   determined using the Black-Scholes option-pricing model with the following assumptions: volatility of 174.03%, risk-free rate of 4.87%, annual dividend yield of 0.0% and expected life of 3 years. The principal amount of the April 2024 Loan was allocated to the April 2024 Loan and April 2024 Warrant in the amount of $37,196 and $40,804, respectively. The amount allocated to the April 2024 Warrant was recorded as a discount on the April 2024 Loan. In April 2025, the April 2024 Loan was repaid in full.

Amortization of the debt discount and interest expense related to the April 2024 Loan amounted to $0 and $0, and $13,601 and $2,035, respectively, for the three and nine months ended September 30, 2025 and $10,201 and $1,590, and $17,002 and $2,633 respectively, for the three and nine months ended September 30, 2024, which are both included as a component of interest expense on the accompanying consolidated statements of operations and comprehensive loss.

The balance of the April 2024 Loan, net of unamortized discount, was $0 and $64,399 as of September 30, 2025 and December 31, 2024, respectively and reflected as note payable, net on the accompanying consolidated balance sheets.

NOTE 8 – CONVERTIBLE NOTES PAYABLE, NET

The Company’s convertible notes payable consisted of the following:

	September 30,	December 31,
	2025	2024
August 2024 Note	$-	$515,000
December 2024 Note	-	500,000
	-	1,015,000
Less: debt issuance costs	-	(308,646)
Convertible notes payable, net	$-	$706,354

August 2024 Note: In August 2024, the Company issued a senior unsecured promissory note (the “August 2024 Note”) in the principal amount of $515,000 to a new lender in consideration of cash proceeds in the amount of $412,075. The August 2024 Note bears interest of 12.0% per annum and is due and payable six months after issuance. The lender shall have the right to convert the principal and interest payable under the August 2024 Note into shares of common stock of the Company. In addition, the Company issued the lender a stock purchase warrant (the “August 2024 Warrant”) to acquire 175,000 shares of common stock at a per share price of $2.00 for a term of five years that may be exercised for cash. The number of shares and exercise prices for the August 2024 Note and August 2024 Warrant reflect the October 2024 reverse stock split.

The August 2024 Warrant was determined to be an equity classified warrant and fair value was calculated as $447,316 using the Black-Scholes option-pricing model with the following assumptions: volatility of 183.31%, risk-free rate of 3.84%, annual dividend yield of 0.0% and expected life of five years. The Company recorded a total debt discount of $342,314 related to the original issue discount and August 2024 Warrant, which will be amortized over the term of the August 2024 Note. The principal amount of the August 2024 Note was allocated to the August 2024 Note and the August 2024 Warrant in the amount of $275,611 and $239,389, respectively. The amount allocated to the original issue discount and the August 2024 Warrant were recorded as a discount on the August 2024 Note, which will be amortized to interest expense using the effective interest rate method over the term of the August 2024 Note.

In June 2025, the lender sold August 2024 Note and the August 2024 Warrant to an unaffiliated third party. In August 2025, the Company entered into a settlement agreement with the new holder (the “Holder”) of the August 2024 Note and August 2024 Warrant. Pursuant to the terms of the settlement agreement, the Holder agreed to waive all events of default in relation to the August 2024 Note. Additionally, the Holder agreed to convert the August 2024 Note into 243,155 shares of common stock based on the post-reverse stock split conversion price of $2.50 per share. In consideration of such waiver and conversion, the Company agreed to issue to the Holder a pre-funded warrant to purchase 1,702,088 shares of the Company’s common stock. Furthermore, on August 11, 2025, the Company agreed to exchange the August 2024 Warrant for a new warrant (the “Exchange Warrant”) in form and substance similar to the August 2024 Warrant, provided that such Exchange Warrant permitted the Holder to exercise such Exchange Warrant on a cashless basis. The Holder then exercised the Exchange Warrant on a cashless basis, resulting in an issuance of 123,860 shares of the Company’s common stock.

December 2024 Note: On December 3, 2024, the Company issued a convertible promissory note (the “December 2024 Note”) in the principal amount of $500,000 to a lender, in consideration of cash proceeds in the amount of $450,000 after an original issue discount of $25,000 and issuance costs of $25,000 in connection with the standby equity purchase agreement executed with the lender (the “SEPA”). The December 2024 Note matures on December 3, 2025. The SEPA was subsequently terminated in December 2024. The December 2024 Note has the following features:

Conversion rights – The December 2024 Note and accrued and unpaid interest is convertible at the option of the lender (the “Conversion Option”) into shares of the Company’s common stock at a per share conversion price of the lower of (i) $2.00 per share (the “Fixed Price”) and (ii) 90% of the lowest daily volume weighted average price (the “VWAP”) during the ten consecutive trailing days immediately preceding the conversion, with a floor of $0.33 (the “Floor Price”).

Interest – The December 2024 Note bears interest of 10.0% per annum. Upon an event of default, the December 2024 Note becomes immediately due and payable, with the interest increasing to 18.0%.

Optional redemption – The December 2024 Note is redeemable by the Company in the event that the VWAP of the Company’s common stock was less than the Fixed Price on the date the Company provides the redemption notice to the lender. The redemption price will be equal to the outstanding principal amount of the December 2024 Note plus the 10% of the principal amount being redeemed (the “Redemption Premium”) plus all accrued and unpaid interest, if any. The lender has ten days from the date the redemption notice is received to elect to convert all or a portion of the December 2024 Note.

Event of Default – If any event of default as defined in the December 2024 Note occurs, the full unpaid principal amount of the December 2024 Note, accrued and unpaid interest, and other amounts owed become at the lender’s election immediately due and payable in cash. The lender has the right, but not the obligation, to convert all or part of the December 2024 Note in accordance with the terms of the December 2024 Note.

Exchange Cap – The lender shall not have the right to convert any portion of the December 2024 Note to the extent that after giving effect to such conversion, the lender, along with its affiliates, would beneficially own in excess of 4.99% of the outstanding common stock immediately after giving effect to such conversion (the “Exchange Cap”), unless the Company has obtained shareholder approval for conversion.

Amortization Event – In no event shall the lender be allowed to effect a conversion if such conversion, along with all other shares of common stock then beneficially owned by the lender and its affiliates would exceed 4.99% of the then outstanding shares of the common stock of the Company. If at any time (i) the daily VWAP is less than the Floor Price for three trading days during a period of five consecutive trading days (a “Floor Price Event”), (ii) the Company has issued in excess of 99.0% of the shares of common stock available under the Exchange Cap (an “Exchange Cap Event”), or (iii) at any time after the effectiveness deadline set forth in the Registration Rights Agreement, dated as of December 3, 2024, by and between the Company and the lender (the “Registration Rights Agreement”), the lender is unable to utilize a registration statement to resell the shares of the Company’s common stock receivable by the lender for a period of ten consecutive trading days (a “Registration Event,” and collectively with a Floor Price Event and an Exchange Cap Event, each an “Amortization Event”), then the Company shall make monthly payments to the lender beginning on the seventh trading day after the Amortization Event and continuing monthly in the amount of $150,000 plus a 10.0% premium and accrued and unpaid interest. The Exchange Cap Event will not apply in the event the Company has obtained the approval from its stockholders for the issuance of shares of common stock pursuant to the conversion of the December 2024 Note in excess of the Exchange Cap.

Embedded Derivatives – The optional redemption and event of default include an exercise contingency, which requires the Company to obtain shareholder approved for conversions subject to the Exchange Cap, which fails the equity classification guidance in ASC 815 and is thus precluded from being classified in equity. Therefore, the embedded derivatives are required to be bifurcated from the December 2024 Note and accounted for at fair value at each reporting date. A fair value of $222,865 was determined for the embedded derivative liabilities using a Monte Carlo Simulation model. The embedded derivative liabilities will be re-measured to fair value each reporting period until settlement (see Note 11).

During the three months ended June 30, 2025, the lender exercised conversion of the December 2024 Note and 260,300 shares of common stock were issued to the lender.

For the three and nine months ended September 30, 2025, amortization of debt discount and interest expense related to convertible promissory notes amounted to $0 and $36,337, and $308,646 and $83,613, respectively, which are both included as a component of interest expense on the accompanying condensed consolidated statements of operations and comprehensive loss.

NOTE 9 – STOCKHOLDERS’ DEFICIT

As a result of the 2024 Reverse Stock Split, each eight pre-split shares of common stock outstanding automatically combined and converted to one issued and outstanding share of common stock without any action on the part of stockholders. No fractional shares of common stock were issued to any stockholders in connection with the 2024 Reverse Stock Split. Each stockholder was entitled to receive one share of common stock in lieu of the fractional share that would have resulted from the 2024 Reverse Stock Split. The number of the Company’s authorized common stock remain unchanged, and the par value of the common stock following the 2024 Reverse Stock Split remained at $0.0001 per share.

Preferred Stock: The Company is authorized to issue 15,000,000 shares of preferred stock with a par value of $0.0001 per share. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, option or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. As of September 30, 2025 and December 31, 2024, there were 200 and 0 shares of preferred stock issued and outstanding, respectively.

Common stock: The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per shares, of which 11,096,264 and 4,930,531 shares were issued and outstanding as of September 30, 2025 and December 31, 2024, respectively. The following shares of common stock are reserved for future issuance:

Stock options issued and outstanding	4,823
Stock purchase warrants	6,497,072
6,501,895

Dividend rights: the holders of common stock are entitled to receive dividends and other distributions, as and if declared by the Board out of assets or funds of the Company legally available and shall share equally on a per share basis.

Voting rights: the common stock possesses all voting power of the Company. Each share of common stock is entitled to one vote.

Liquidation: In the event of any liquidation, dissolution or winding up of the Company, after payment or provision of payment of the debts and other liabilities of the Company, the holders of common stock are entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares of common stock held by them.

Common Stock Issuances:

On December 18, 2024, the Company entered into a securities purchase agreement for a private placement (the “Private Placement”) pursuant to which an investor purchased from the Company 1,666,666 units for an aggregate purchase price of $9,999,996 or a per unit price of $6.00 with each unit consisting of (i) one share of the Company’s common stock and (ii) a stock purchase warrant to purchase up to one and one half shares of the Company’s common stock (the “Private Placement Warrant”). The investor may elect to acquire one pre-funded common stock purchase warrant in lieu of one share (the “Pre-Funded Warrant”). The Units were priced in excess of the average Nasdaq Official Closing Price of the Company’s common stock for the five trading days immediately preceding the signing of the Private Placement. The Private Placement closed on December 20, 2024. Issuance costs totaled $865,143 and were recorded as a reduction to additional paid-in capital. On December 19, 2024, 230,000 shares of common stock were issued in connection with the Private Placement.

The Pre-funded Warrant and the Private Placement Warrant permit the investor to acquire a fixed amount of shares of the Company’s common stock at a per share price of $0.0001 and $6.00, respectively, that may be exercised on a cash or cashless basis. The Pre-Funded Warrant is immediately exercisable, at a nominal exercise price of $0.0001 per share, and may be exercised at any time until the Pre-Funded Warrant is fully exercised. The Private Placement Warrant has an exercise price of $6.00 per share, is immediately exercisable on a cash or cashless basis and will expire five years from the date of issuance. The Pre-funded Warrant and the Private Placement Warrant were determined to be liability-classified at the time of issuance.

In February 2025, the investor sold 83,333 and 125,000 units of the Pre-funded Warrant and Private Placement Warrant, respectively, to a third party. In February 2025, the third party submitted a cashless exercise of their 83,333 units in relation to the Pre-Funded Warrant, which resulted in an issuance of 83,332 shares of common stock. During the three months ended September 30, 2025, the remaining 1,353,333 Pre-funded Warrant units and the 2,499,999 Private Placement Warrant units were exercised on a cashless basis, resulting in the issuance of 4,899,166 total shares of common stock.

In April 2025, the Company issued 12,500 shares of common stock in connection with a settlement agreement with a former consultant.

In May 2025, the Company issued 84,276 shares of common stock to a consultant in connection with a cashless exercise of an option.

In May and June 2025, the Company issued a total of 260,300 shares of common stock to a lender in connection with the full conversion of the December 2024 Note (see Note 8).

In July 2025, the Company issued 1,434 shares of common stock to a former officer and director of the Company in connection with a cashless exercise of an option.

In August 2025, the Company issued 123,860 and 243,155 shares of common stock in connection with the cashless exercise of the August 2024 Warrant and the conversion of the August 2024 Note, respectively (see Note 8).

In September 2025, the Company issued 310,000 shares of common stock in connection with a new joint venture agreement.

During the nine months ending September 30, 2024, the Company issued a total of 361,531 shares of common stock to settle obligations to vendors.

Warrants:

Public Warrants: On June 26, 2020, Brilliant completed an initial public offering that included warrants for shares of common stock (the “Public Warrants’). Each Public Warrant entitles the holder the right to purchase one share of common stock at an exercise price of $11.50 per share. No fractional shares will be issued upon exercise of the Public Warrants. The Company may elect to redeem the Public Warrants, in whole and not in part, at a price of $0.01 per Public Warrant if (i) 30 days’ prior written notice of redemption is provided to the holders, and (ii) the last reported sale price of the Company’s common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders. Upon issuance of a redemption notice by the Company, the warrant holders have a period of 30 days to exercise for cash, or on a cashless basis. On the Closing Date, there were 805,000 Public Warrants issued and outstanding.

Private Warrants: Simultaneous with Brilliant’s initial public offering in June 2020, Brilliant sold warrants to its sponsor and certain of its directors and advisors in a private placement (the “Private Warrants”). The Private Warrants may not be redeemed by the Company so long as the Private Warrants are held by the initial purchasers, or such purchasers’ permitted transferees. The Private Warrants have terms and provisions identical to the Public Warrants, including as to exercise price, exercisability and exercise period, except if the Private Warrants are held by someone other than the initial purchasers’ permitted transferees, then the Private Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. On the Closing Date, there were 32,625 Private Warrants issued and outstanding.

As a result of the Business Combination which was completed on December 22, 2023, Public Warrants and Private Warrants totaling 837,625 were converted into 837,625 warrants of the Company.

Stock Purchase Warrants: In connection with certain note payable agreements (see Note 7) certain convertible notes payable (see Note 8), and private placement transactions (see Note 9) the Company issued stock purchase warrants to certain lenders and investors that permit the lender or investor to acquire a fixed amount of shares of the Company’s common stock at a per share price that ranges between $.0001 and $6.88 for a term that ranges between three and five years that may be exercised on a cash or cashless basis.

Certain warrants were determined to be equity-classified at issuance, and as such, were recorded to additional-paid-in capital at the time of issuance. Certain warrants were determined to be liability-classified at issuance, and as such, were recorded at fair value as a liability on the accompanying consolidated balance sheets and re-measured to fair value each reporting period with the change in fair value recorded as a component of other income (expense) on the accompanying consolidated statements of operations and comprehensive loss. Certain warrants were modified during the three months ended December 31, 2024 at which time the warrant’s classification was re-assessed and the classification changed from equity to liability.

The following table summarizes the shares of the Company’s common stock issuable upon exercise of warrants outstanding at September 30, 2025:

	Warrants Outstanding
	Range of Exercise Price	Number Outstanding at September 30, 2025	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
Public and Private Warrants	$92.00	837,625	0.42	$11.86
April 2024 Warrants	6.88	14,535	0.00	0.02
June 2024 Warrants	2.00	150,000	0.09	0.05
November 2024 Warrant	2.41	351,424	0.22	0.13
August 2025 Pre-funded Warrants	0.0001	1,702,088	1.27	0.00
August 2025 Warrant	4.40	250,000	0.19	0.17
September 2025 Private Placement Warrant	5.405	3,191,400	2.42	2.65
	$0.0001 – 92.00	6,497,072	4.62	$14.88

The following table summarizes the shares of the Company’s common stock issuable upon exercise of warrants outstanding at December 31, 2024:

	Warrants Outstanding
	Range of Exercise Price	Number Outstanding at December 31, 2024	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
Public and Private Warrants	$92.00	837,625	0.61	$14.10
April 2024 Warrants	6.88	14,535	0.01	0.02
June 2024 Warrants	2.00	150,000	0.12	0.05
August 2024 Warrants	2.00	175,000	0.15	0.06
November 2024 Warrant	2.41	351,424	0.31	0.15
Pre-funded Warrants	0.0001	1,436,666	1.30	0.00
Private Placement Warrant	6.00	2,499,999	2.27	2.74
	$0.0001 – 92.00	5,465,249	4.77	$17.12

Warrant activities for the nine months ended September 30, 2025 were as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2024	5,465,249	17.12
Granted	5,143,488	3.57
Exercised	(4,111,665)	3.73
Outstanding at September 30, 2025	6,497,072	$14.88

NOTE 10 – STOCK-BASED COMPENSATION

Old Nukk Equity Incentive Plan

For periods prior to the reverse recapitalization, the Old Nukk Equity Incentive Plan (the “Old Nukk Plan”) permitted the granting of various awards including stock options (including both nonqualified options and incentive options), stock appreciate rights (“SARs”), stock awards, phantom stock units, performance awards and other share-based awards to employees, outside directors and consultants, and advisors to the Company. Only stock options have been awarded to consultants and advisors under the Old Nukk Plan.

Assumed Options converted into an option to purchase a number of shares of the Company’s common stock equal to the product of the number of shares of Old Nukk common stock and the Exchange Ratio at an exercise price per share equal to the exercise price of the Assumed Options divided by the Exchange Ratio. Each Assumed Option is governed by the same terms and conditions applicable to the Assumed Options prior to the Business Combination. No further grants can be made under the Old Nukk Plan.

2024 Equity Incentive Plan

On October 11, 2024, the Company’s shareholders approved a new long-term incentive award plan (the “2024 Plan”). The 2024 Plan is administered by the Board. The selection of participants, allotment of shares, determination of price and other conditions are approved by the Board at its sole discretion to attract and retain personnel instrumental to the success of the Company.

On November 13, 2024, the Company issued 100,000 stock options to a consultant of the Company at an exercise price of $2.39 per share. In May 2025, the consultant exercised these options via a cashless exercise, resulting in an issuance of 84,276 shares of common stock.

2025 Equity Incentive Plan

In February 2025, the Company established the Nukkleus Inc 2025 Equity Incentive Plan (the “2025 Plan”) to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company by providing them the opportunity to acquire a proprietary interest in the Company and to align their interest and efforts to the long-term interest of the Company’s stockholders. The 2025 Plan will be administered by the Board of Directors and has 3,950,000 shares of the Company’s common stock reserved for issuance. The 2025 Plan is subject to shareholder approval at a meeting scheduled to occur during the fourth quarter of calendar year 2025.

Stock options generally vest over one to three years, with a maximum term of ten years from the date of grant. These awards become available to the recipient upon the satisfaction a vesting condition based on a period of service. Total stock options activity for the nine months ended September 30, 2025 is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2024	104,823	$27.61
Exercised	(100,000)	-
Outstanding at September 30, 2025	4,823	550.60
Options exercisable at September 30, 2025	4,823	$550.60
Options expected to vest	—	$—

Share-based compensation expense for three and nine months ended September 30, 2025 was $0 and $177,905, respectively. Share-based compensation expense for the three and nine months ended September 30, 2024 was $5,602 and $154,937, respectively, which was recorded as professional fees on the accompanying consolidated statements of operations and comprehensive loss. There was no unrecognized share-based compensation at September 30, 2025.

NOTE 11 – FAIR VALUE MEASUREMENT

Customer digital currency assets and liabilities represent the Company’s obligation to safeguard customer digital currencies. Accordingly, the Company has valued the assets and liabilities using quoted market prices for the underlying digital currencies which is based on Level 2 inputs.

The Black-Scholes option pricing model is used to estimate fair value of liability-classified stock purchase warrants issued in connection with convertible notes (see Note 8) and the liability-classified pre-funded stock purchase warrants issued in connection with the December 2024 Private Placement (see Note 9). A Monte Carlo simulation model is used to estimate the fair value of liability-classified stock purchase warrants issued in connection with the December 2024 Private Placement and the September 2025 Private Placement (see Note 9). Both models utilize the following assumptions:

●	Risk-free interest rates are derived from the yield on U.S. Treasury debt securities in effect on the date of measurement.

●	Dividend yields are based on our historical dividend payments, which have been zero to date.

●	Volatility is estimated from historical volatility of a peer group over a similar period.

●	The expected term is based on the time to expiration of the warrants from the date of measurement.

The Monte Carlo simulation model also incorporates management’s judgments for the occurrence or non-occurrence of certain events as well as the probability of certain scenarios impactful to the valuation of the liability-classified stock purchase warrants issued in connection with the December 2024 Private Placement and the September 2025 Private Placement.

The assumptions used for the Black-Scholes option pricing model for liability-classified stock purchase warrants are as follows:

June 2024 Warrants	September 30, 2025	November 2024 Modification
Expected term (years)	3.7 years	4.6 years
Risk-free interest rate	3.74%	4.4%
Expected volatility	110.0%	113.8%
Expected dividend yield	0.0%	0.0%

November 2024 Warrants	September 30, 2025	November 2024 Issuance
Expected term (years)	4.1 years	5.0 years
Risk-free interest rate	3.74%	4.2%
Expected volatility	110.0%	113.8%
Expected dividend yield	0.0%	0.0%

The assumptions used for the Monte Carlo simulation model for liability-classified stock purchase warrants are as follows:

August 2025 Warrants	September 30, 2025	August 2025 Issuance
Expected term (years)	4.9 years	5.0 years
Risk-free interest rate	3.73%	3.65%
Expected volatility	108.3%	110.1%
Expected dividend yield	0.0%	0.0%
Probability of a fundamental event	10.0%	10.0%

September 2025 Private Placement Warrants	September 30, 2025	September 2025 Issuance
Expected term (years)	4.9 years	5.0 years
Risk-free interest rate	3.74%	3.65%
Expected volatility	158.4%	156.9%
Expected dividend yield	0.0%	0.0%
Probability of a fundamental event	10.0%	10.0%

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis as of September 30, 2025:

	Quoted Price in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance at September 30,
	(Level 1)	(Level 2)	(Level 3)	2025
Liabilities
June 2024 Warrant	—	—	914,583	914,583
November 2024 Warrant	—	—	2,133,949	2,133,949
August 2025 Warrant	—	—	2,210,729	2,210,729
Private Placement Warrants	—	—	35,480,932	35,480,932
Embedded derivative liability	—	—	—	—
Total liabilities	$—	$—	$40,740,193	$40,740,193

The Company did not make any transfers into or out of Level 3 of the fair value hierarchy during the nine months ended September 30, 2025.

The following table provides a reconciliation of the warrants measured at fair value using Level 3 inputs:

	Embedded Derivative	June 2024	November 2024	Pre-funded	Common Stock	August 2025	September 2025
	Liability	Warrant	Warrant	Warrant	Warrant	Warrant	Warrant

Balance at January 1, 2025	$847,753	$5,333,794	$12,467,515	$52,682,426	$94,286,790	$-	$-
Additions	-	-	-	-	-	1,672,686	29,605,956
Subtractions	(259,963)	-	-	(12,421,864)	(19,517,415)	-	-
Change in fair value	(587,790)	(4,419,211)	(10,333,566)	(40,260,562)	(74,769,375)	538,043	5,874,976
Ending balance, September 30, 2025	$-	$914,583	$2,133,949	$-	$-	$2,210,729	$35,480,932

NOTE 12 – RELATED PARTY TRANSACTIONS

Note receivable – related party: In December 2024, the Company advanced $1,000,000 to Star pursuant to the terms of the Star Agreement (see Note 1). During the nine months ended September 30, 2025, the Company advanced an additional $3,500,000 to Star pursuant to the first and second amendments of the Star Agreement, bringing the total amount of the advance made to Star to $4,500,000 as of September 30, 2025.

Due from affiliates: Amounts due from affiliates totaled $243,915 and $0 as of September 30, 2025 and December 31, 2024, respectively. Amounts due from these affiliates are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Due to affiliates: Amounts owed to affiliates totaled $233,068 and $42,471 as of September 30, 2025 and December 31, 2024, respectively. Amounts due to these affiliates are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Loans payable – related parties: The Company has entered into several promissory notes, and made repayments thereon, with shareholders and affiliates (see Note 6).

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Indemnifications: The Company has indemnity agreements with certain officers and directors of the Company pursuant to which the Company must indemnify the officer or director against all expenses, judgments, fines, and amounts paid in settlement reasonably incurred in connection with a third party proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and in the case of a criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. It is not possible to determine the maximum potential exposure under these indemnification agreements: (i) because the facts and circumstances involved in each claim are unique and the Company cannot predict the number or nature of claims that may be made; (ii) due to the unique facts and circumstances involved in each particular agreement; and (iii) due to the requirement for a registration of the Company’s securities before any of the indemnification obligations contemplated in the IRA become effective.

Legal and regulatory proceedings: The Company is subject to various litigation, regulatory investigations, and other legal proceedings that arise in the ordinary course of its business. The Company is also subject to regulatory oversight by numerous regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements.

White lion stock purchase agreement: On May 17, 2022, the Company entered into a Stock Purchase Agreement (the “White Lion Agreement”) with White Lion Capital Partners, LLC a California-based investment fund (“White Lion”). Under the terms of the White Lion Agreement, the Company had the right, but not the obligation, to require White Lion to purchase shares of its common stock up to a maximum amount of $75,000,000. In January 2024, the Company issued 202,702 shares of the Company’s common stock with a fair value of $750,000 to settle its obligation owed under the White Lion Agreement (see Note 9). On February 21, 2024, the Company terminated the White Lion Agreement.

December 2024 Private Placement: On December 18, 2024, the Company entered into a securities purchase agreement for a private placement offering (the “Private Placement”) pursuant to which an investor purchased from the Company 1,666,666 units for an aggregate purchase price of $9,999,996 or a per unit price of $6.00 with each unit consisting of (i) one share of the Company’s common stock and (ii) a stock purchase warrant to purchase up to one share of the Company’s common stock. Pursuant to the terms of the Private Placement, the Company was obligated to file a resale registration statement related to the securities purchased in the Private Placement and to ensure that such resale registration statement was declared effective within 75 days from the closing date of the Private Placement. The Company did not meet this obligation and as a result, the investor was entitled to penalties payable in cash until the registration statement becomes effective. During the nine months ended September 30, 2025, the Company made cash payments to the investor totaling $800,000 to satisfy these penalties. On September 15, 2025, the Company requested a withdrawal of the registration statement.

Securities Purchase Agreement: On December 15, 2024, the Company entered into a Securities Purchase Agreement and Call Option, as amended by Amendment No. 1 dated February 11, 2025, Amendment No. 2 dated May 13, 2025, and Amendment No. 3 dated June 15, 2025 (the “Star Agreement”) with Star 26 Capital Inc. (“Star”), the shareholders of Star (“Star Equity Holders”) and an officer of the Company acting in his capacity as the representative of the Star Equity Holders, to acquire a controlling 51% interest in Star, an Israeli corporation engaged as a supplier of generators for “iron dome” launchers and other defense products. On September 15, 2025, the Company entered into an Amended and Restated Securities Purchase Agreement and Call Option (“Amended Star Agreement”), which amended and restated in its entirety the Star Agreement. Pursuant to the Amended Star Agreement, the Company shall acquire 100% controlling interest in Star in exchange for:

●	A minimum amount of $5,000,000 in cash

●	a promissory note in the principal amount of $16,000,000, less (i) the amounts outstanding under Seller Notes, which shall be forgiven and cancelled as of the closing of the transaction, and (ii) any portion of the cash payment to the Sellers in excess of $5,000,000 (the “Investment Note”). The Investment Note matures 12 months following the closing.

●	4,770,340 shares of the Company’s common stock issued to the Star Equity Holders

●	12,017,648 stock purchase warrants with a five year term and an exercise price of $1.50 per share

●	$3,000,000 in cash,

●	a promissory note in the principal amount of $3,000,000, which accrues interest at 8.0% per annum and is due and payable six months after the issuance thereof,

If, for a period of 12 months after the closing of the Star Agreement, the Company’s shares of common stock are delisted from Nasdaq, Star shall have the right, at its own discretion, to require the Company to exchange the Investment Note for all the shares of Star then held by the Company, provided, however, the Option shall be automatically cancelled and Star shall retain any cash payments made by the Company to Star and the Company shall retain an equity interest in Star equivalent to all cash payments. The closing of the Transaction is subject to customary closing conditions, including regulatory approvals, third-party consents, fairness opinion, and approval by the Company’s shareholders as required under applicable Nasdaq listing rules.

If the Star Agreement is canceled because stockholder approval was not obtained within 90-days after the date of the Star Agreement and the failure was a result of the Company failing to perform or observe the covenants or agreements of the Company provided for in the terms of the Star Agreement, the Seller is entitled to damages of $3,000,000 from the Company.

As a result of the Settlement Agreement and subject to the closing of the acquisition of Star, the Company’s business will be focused on the defense sector.

September 2025 Private Placement: On September 4, 2025, Nukkleus Inc. (the “Company”) entered into a Securities Purchase Agreement with certain accredited investors (the “Securities Purchase Agreement”) for a private placement (the “2025 Private Placement”) pursuant to which the investors (the “Purchasers”) agreed to purchase from the Company 200 units for an aggregate purchase price of $10,000,000 or a per unit price of $50,000, with each unit consisting of (i) one restricted share (each a “Share” and collectively, the “Shares”) of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and (ii) restricted common stock purchase warrants to initially purchase up to 15,957 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company, subject to adjustment and exchange as described herein (the “Common Warrants” and the shares of Common Stock issuable upon exercise or exchange of the Common Warrants, the “Warrant Shares”). The Shares of Series A Preferred Stock will be issued at closing of the 2025 Private Placement pursuant to the Certificate to be filed with the Secretary of State of the State of Delaware prior to closing of the 2025 Private Placement. Each Share of Series A Preferred Stock has a stated value of $50,000 (the “Stated Value”) and will initially be convertible into 10,224 shares of Common Stock (the “Conversion Shares”) (or pre-funded warrants in lieu thereof (the “Pre-Funded Warrants”)), calculated by dividing the Stated Value by the initial conversion price equal to $4.89 per Share (the “Initial Conversion Price”).

The Series A Preferred Stock is convertible at the option of the holder at any time and will be automatically converted into Common Stock or Pre-Funded Warrants in lieu thereof on the effective date of the Initial Registration Statement whether or not Stockholder Approval has been obtained. If at any time after the one-year anniversary of the closing of the 2025 Private Placement, the Series A Preferred Stock is then outstanding and the Company has not received Stockholder Approval, the Series A Preferred Stock is redeemable at the option of the holder at a price per Share equal to 105% of the Stated Value. The conversion of the Series A Preferred Stock is subject to a 9.9% beneficial ownership limitation blocker.

Pursuant to the Securities Purchase Agreement, the Company is required to seek stockholder approval (the “Stockholder Approval”) related to certain provisions contained in the Certificate. In furtherance thereof, the Company is required to file a preliminary proxy statement for a special or annual meeting of the Company’s stockholders within six months of the closing of the 2025 Private Placement and hold a meeting as soon as practicable thereafter to seek Stockholder Approval. The Company’s directors and officers have agreed to execute voting agreements to vote in favor of the applicable proposals. If the Company does not obtain Stockholder Approval at the first such meeting, the Company is required to call a meeting every four (4) months thereafter to seek Stockholder Approval until the earlier of the date on which Stockholder Approval is obtained or the securities are no longer outstanding. The Company has also granted the Purchasers a right of participation in subsequent financings of the Company for a period of time following closing, subject to certain exempt issuances, and the Company has agreed not to issue securities for a period of time following the closing of the 2025 Private Placement, subject to certain exempt issuances, including issuances pursuant to strategic transactions.

Pursuant to the terms of the 2025 Private Placement, the Company was obligated to file a resale registration statement related to the securities purchased in the Private Placement and to ensure that such resale registration statement was declared effective within 75 days from the closing date of the 2025 Private Placement. If the registration statement is not declared effective by the Effectiveness Deadline, the Company will be required to pay to the Purchasers an amount in shares of common stock or cash, at the Company’s discretion, as partial liquidated damages and not as a penalty, equal to the product of 1.5% multiplied by the aggregate purchase price paid by such Purchasers.

Equity Line of Credit: On September 19, 2025, Nukkleus Inc., a Delaware company (the “Company”) and Esousa Group Holdings, LLC, a New York limited liability company (the “Investor”), entered into a common stock purchase agreement (the “ELOC Purchase Agreement”), which provides that subject to the terms and conditions set forth therein, the Company may sell to the Investor up to the lesser of (i) $250,000,000 of the Company’s common shares, par value $0.0001 per share (the “Common Shares”) and (ii) the Exchange Cap (as defined below) (subject to certain exceptions provided in the ELOC Purchase Agreement) (the “Total Commitment”), from time to time during the term of the ELOC Purchase Agreement. Upon entering into the ELOC Purchase Agreement, the Company agreed to issue to the Investor $1,250,000 worth of the Company’s Common Stock (the “Commitment Shares”), determined by the lower of the (i) the VWAP on the effective date of the registration statement covering the Common Shares and the Commitment Shares and (ii) the closing sale price on the effective date of said registration statement; provided, however, that if the Company elects to terminate the ELOC Purchase Agreement, the Commitment Shares’ calculation shall be based on the date of termination rather than the effective date of the registration statement.

Additionally, on September 19, 2025, the Company and the Investor entered into a registration rights agreement (the “ELOC RRA”), pursuant to which the Company agreed to file a registration statement with the United States Securities and Exchange Commission (“SEC”) covering the resale of Common Shares that are issued to the Investor under the ELOC Purchase Agreement, including the Commitment Shares.

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On October 9, 2025, the Company issued an aggregate of 377,432 restricted shares of common stock to an affiliated entity upon the full cashless exercise of the 150,000 June 2024 Warrant units and the 351,424 November 2024 Warrant units.

On October 9, 2025, the Company issued an aggregate of 1,702,070 restricted shares of common stock in connection with the full cashless exercise of the August 2025 Pre-funded Warrants.

On October 9, 2025, the Company issued 375,000 shares to Synthetic Darwin LLC upon the Company’s exercise of the second tranche of 50 million Darwin tokens.

On October 17, 2025, the Company issued a press release regarding the proposed initial public offering of units of SC II Acquisition Corp. I (“SCII”), a newly formed special purpose acquisition company and indirect subsidiary of the Company.

A registration statement, including a prospectus, which is preliminary and subject to completion, relating to the proposed offering has been filed with the Securities and Exchange Commission (the “SEC”) but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

On November 26, 2025, the Company issued a press release announcing the pricing of the initial public offering (the “IPO”) of SC II Acquisition Corp. (“SC II”), a newly formed special purpose acquisition company and indirect subsidiary of the Company.

On November 25, 2025, SC II priced its IPO of 15,000,000 units (the “Units”). The Units are to be sold at an offering price of $10.00 per Unit, generating gross proceeds to SC II of approximately $150,000,000. Each Unit will consist of one Class A ordinary share of SC II, par value $0.0001 per share (the “Class A Ordinary Shares”), and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of SC II’s initial business combination (each, a “Share Right”). SC II has also granted the underwriters an option to purchase up to 2,250,000 Units at the offering price to cover over-allotments for additional gross proceeds of up to $22.5 million.

SC Capital II Sponsor LLC, a Delaware limited liability company and indirect subsidiary of the Company (the “Sponsor”), in which the Company holds a majority interest, is acting as the sponsor of SC II. Simultaneously with the closing of the IPO, pursuant to a Sponsor Private Placement Units Purchase Agreement, dated November 25, 2025, by and between SC II and the Sponsor, the Sponsor will acquire 255,000 Units (the “Sponsor Units”) at a price of $10.00 per Sponsor Unit. The issuance of the Sponsor Units is being made pursuant to an exemption from registration contained in Section 4(a)(2) of the Securities Act.

On November 28, 2025, SC II closed its IPO of 17,250,000 units (the “Units”), including exercise in full by the underwriters of an option to purchase up to an additional 2,250,000 Units. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds to SC II of approximately $172,500,000. Each Unit consists of one Class A ordinary share of SC II, par value $0.0001 per share (the “Class A Ordinary Shares”), and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of SC II’s initial business combination (each, a “Share Right”).

SC Capital II Sponsor LLC, a Delaware limited liability company and indirect subsidiary of the Company (the “Sponsor”), in which the Company holds a majority interest, is acting as the sponsor of SC II. Simultaneously with the closing of the IPO, pursuant to a Sponsor Private Placement Units Purchase Agreement, dated November 25, 2025, by and between SC II and the Sponsor, the Sponsor acquired 255,000 Units (the “Sponsor Units”) at a price of $10.00 per Sponsor Unit. The issuance of the Sponsor Units was made pursuant to an exemption from registration contained in Section 4(a)(2) of the Securities Act.

On November 6, 2025, the Company held its 2025 annual meeting of stockholders. At the meeting, the Company’s stockholders approved all proposals presented, including:

1.	The re-election of five directors to serve until the next annual meeting or until their successors are duly elected and qualified,

2.	The ratification of the appointment of Somekh Chaikin, a member firm of KPMG International as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, and

3.	The approval of the Company’s 2025 Equity Incentive Plan

The results of the annual meeting were reported on Form 8-K filed with the SEC on November 10, 2025.

On November 13, 2025, the Company issued an aggregate of 3,095,000 shares of common stock pursuant to the 2025 Equity Incentive Plan. The issuance to employees and consultants of the Company was made pursuant to Rule 701 adopted pursuant to Section 3(b) of the Securities Act of 1933, as amended. Included in such issuance was 750,000 shares issued to Menachem Shalom, our CEO and director, 10,000 shares to Reuven Yeganeh, a director, and 5,000 shares to each of David Rokach, Aviya Volodarsky, and Tomer Nagar, directors of the Company. Between December 17, 2025 and December 31, 2025, an additional 855,000 shares of common stock were issued pursuant to the 2025 Equity Incentive Plan.

On December 8, 2025, the Board of Directors of the Company, appointed Morel Levi as the Chief Financial Officer of the Company, effective as of December 8, 2025. Mr. Levi will also serve as the Chief Financial Officer of Nukk Picolo Ltd., a wholly owned subsidiary of the Company (the “Subsidiary”), and has entered into an employment agreement with the Subsidiary.

In connection with his appointment as Chief Financial Officer of the Company and Subsidiary, Mr. Levi will receive a salary of $7,500 per month.

On December 16, 2025, the Company held a special meeting of stockholders. At the meeting, the Company’s stockholders approved all proposals presented, including:

1.	The approval of the terms of the Amended and Restated Securities Purchase Agreement and Call Option, dated September 15, 2025, between the Company, Star Capital 26, Inc. (“Star”), the equity holders of Star (the “Star Equity Holders”), and Menachem Shalom, our Chief Executive Officer, as representative of the Star Equity Holders, pursuant to which the Company would acquire 100% of Star in consideration of a combination of cash and Company securities,

2.	The approval of the issuance of shares of Common Stock upon the exercise of restricted common stock purchase warrants held by two accredited investors. These warrants entitle the holders to acquire an aggregate of 3,191,400 shares of Common Stock, subject to adjustment, at an exercise price of $5.405 per share,

3.	The approval of the issuance of shares of Common Stock in connection with the Common Stock Purchase Agreement, dated September 19, 2025, by and between the Company and Esousa Group Holdings, LLC, pursuant to which, among other terms and conditions as provided therein, the Company may sell to the investor up to $250,000,000 of the Company’s Common Stock, and

4.	The approval of the issuance of shares of Common Stock upon the conversion of the Series A Convertible Preferred Stock which were issued in connection with the Securities Purchase Agreement, dated September 4, 2025, among the Company and two institutional investors

The results of the special meeting were reported on Form 8-K filed with the SEC on December 17, 2025.

On December 30, 2025, the Company consummated the 100% acquisition of Tiltan Software Engineering Ltd., in consideration of NIS 47,600,000 (approximately $14,000,000). The purchase price is payable in a combination of (i) cash equal to 75% of the purchase price and (ii) shares of the Company’s common stock equal to 25% of the purchase price. As a result of the acquisition, Tiltan became an indirect wholly owned subsidiary of the Company.

On January 12, 2026, the Company completed its acquisition of 100% of the issued and outstanding capital of Star 26 Capital Inc., pursuant to the terms of that certain Amended and Restated Securities Purchase Agreement and Call Option, dated September 15, 2025. As a result of the acquisition, Star 26 became a wholly-owned subsidiary of the Company.

Effective as of January 14, 2026, the Company dismissed GreenGrowth CPAs as the independent registered public accounting firm engaged to audit the Company’s financial statements. Also effective as of January 14, 2026, the Company engaged Somekh Chaikin, a member firm of KPMG International, as the Company’s independent external auditors for the year ending December 31, 2025. The appointment of Somekh Chaikin is subject to completion of their client acceptance procedures.

On January 15, 2026, the Company entered into a stock purchase agreement pursuant to which it acquired 100% of Nimbus Drones Technologies and Marketing Ltd., an Israeli private company specializing in professional unmanned aerial systems and services. Pursuant to the agreement, the Company issued 1,850,000 restricted shares of common stock and a $3,250,000 convertible 24-month note bearing 6% interest, to the sole shareholder of Nimbus, in exchange for all the issued and outstanding shares of Nimbus.

NUKKLEUS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – GREEN GROWTH CPAS (PCAOB ID 6580)	F-33
Consolidated Financial Statements:
CONSOLIDATED BALANCE SHEETS - AS OF DECEMBER 31, 2024 AND SEPTEMBER 30, 2024 AND 2023	F-34
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND YEARS ENDED SEPTEMBER 30, 2024 AND 2023	F-35
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT - FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND YEARS ENDED SEPTEMBER 30, 2024 AND 2023	F-36
CONSOLIDATED STATEMENTS OF CASH FLOWS – FOR THE THREE MONTHS ENDED DECEMBER 31, 2024 AND YEARS ENDED SEPTEMBER 30, 2024 AND 2023	F-37
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-38

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of Nukkleus, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Nukkleus, Inc. (the Company) as of December 31, 2024, September 30, 2024 and 2023 and the related consolidated statements of operations and comprehensive loss, consolidated statement of changes in stockholders’ deficit, and consolidated statement of cash flows for the 3 months and years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, September 30, 2024 and 2023, and the results of its operations and its cash flows for the 3 months and years then ended in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023

Los Angeles, California

May 8, 2025

PCAOB ID Number 6580

NUKKLEUS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2024	2024	2023
ASSETS
CURRENT ASSETS:
Cash	$6,897,697	$373	$7,849
Advances – related party	1,000,000	—	—
Other current assets	107,648	244,086	7,851
Current assets from discontinued operations	1,089,052	721,250	2,912,708
TOTAL CURRENT ASSETS	9,094,397	965,709	2,928,408

NON-CURRENT ASSETS:
Investment	—	—	391,217
Other assets from discontinued operations	14,887	19,290	33,000
TOTAL NON-CURRENT ASSETS	14,887	19,290	424,217
TOTAL ASSETS	$9,109,284	$984,999	$3,352,625

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$69,600	$—	$—
Convertible notes payable, net(1)	706,354	818,009	—
Note payable, net	64,399	54,198	—
Due to affiliates	42,471	42,471	1,255,820
Loans payable - related parties	619,440	1,627,294	—
Accrued expenses and other current liabilities	1,167,315	1,444,143	524,809
Derivative liabilities	847,753	—	—
Stock purchase warrants, liability classified	164,770,525	—	—
Current liabilities from discontinued operations	3,162,509	3,083,956	7,342,836
TOTAL CURRENT LIABILITIES	171,450,366	7,070,071	9,123,465

NON-CURRENT LIABILITIES:
Loans payable - related parties, net of current portion	947,548	939,694	270,000
Interest payable - related parties, net of current portion	44,111	44,111	563
Non-current liabilities from discontinued operations	17,368	28,836	151,827
TOTAL NON-CURRENT LIABILITIES	1,009,027	1,012,641	422,390
TOTAL LIABILITIES	172,459,393	8,082,712	9,545,855

COMMITMENTS AND CONTINGENCIES - (Note 15)
STOCKHOLDERS’ DEFICIT (2):
Preferred stock ($0.0001 par value; 15,000,000 shares authorized; 0 share issued and outstanding at December 31, 2024 and September 30, 2024 and 2023)	—	—	—
Common stock ($0.0001 par value; 150,000,000, 150,000,000 and 40,000,000 shares authorized; 4,930,531, 2,098,999 and 1,259,333 shares issued and outstanding at December 31, 2024 and September 30, 2024 and 2023, respectively)	493	209	126
Additional paid-in capital	37,759,589	33,334,725	25,543,929
Accumulated deficit	(201,075,743)	(40,287,764)	(31,769,244)
Accumulated other comprehensive income	(34,448)	(144,883)	31,959
TOTAL STOCKHOLDERS’ DEFICIT	(163,350,109)	(7,097,713)	(6,193,230)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$9,109,284	$984,999	$3,352,625

(1)	Retroactively restated to include the Additional September 2024 Notes as described in Note 9.
(2)	Retroactively restated for the reverse recapitalization as described in Note 1 and Note 4 and the one-for-eight reverse stock split described in Note 10.

The accompanying notes to consolidated financial statements are an integral part of these statements.

NUKKLEUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended December 31,	For the Years Ended September 30,
	2024	2024	2023
OPERATING EXPENSES:
Professional fees	3,106,007	5,986,910	1,566,409
Compensation and related benefits	1,170,799	133,333	120,000
Amortization of intangible assets	—	—	265,162
Bad debt expense – related parties	—	—	529,488
Other general and administrative	247,374	593,129	264,370
Impairment loss	—	391,217	11,914,322
Total operating expenses	4,524,180	7,104,589	14,659,751

LOSS FROM OPERATIONS	(4,524,180)	(7,104,589)	(14,659,751)

OTHER (EXPENSE) INCOME:
Interest expense	(439,326)	(343,333)	—
Interest expense – related parties	—	(44,111)	(563)
Loss on extinguishment of vendor obligations	(277,993)	(288,835)	—
Gain on extinguishment of vendor obligations	—	211,200	—
Gain on extinguishment of due to affiliates	—	192,069	—
Gain on sale of investment	63,759	—	—
Day one loss on stock purchase warrants issued in connection with private placement	(13,533,404)	—	—
Day one loss of stock purchase warrants issued in connection with conversion of convertible notes	(663,408)	—	—
Change in fair value of liability classified stock purchase warrants	(140,584,780)	—	—
Change in fair value of derivative liabilities	(624,888)	—	—
Loss on reclassification of stock purchase warrants from equity-classified to liability-classified	(45,784)	—	—
Total other expense, net	(156,105,824)	(273,010)	(563)
Net loss from continuing operations	(160,630,004)	(7,377,599)	(14,660,314)
Net loss from discontinued operations	(157,975)	(1,140,921)	(2,768,114)
NET LOSS	$(160,787,979)	$(8,518,520)	$(17,428,428)

COMPREHENSIVE LOSS:
NET LOSS	(160,787,979)	(8,518,520)	(17,428,428)
Total other comprehensive loss from discontinued operations	110,435	(176,842)	(26,260)
TOTAL COMPREHENSIVE LOSS	$(160,677,544)	$(8,695,362)	$(17,454,688)

NET LOSS PER COMMON SHARE (1):
Basic and diluted, continuing operations	$(51.91)	$(4.27)	(11.64)
Basic and diluted, discontinued operations	(0.05)	(0.66)	(2.20)
Basic and diluted	$(51.96)	$(4.93)	$(13.84)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	3,094,253	1,728,144	1,259,333

(1)	Retroactively restated for the reverse recapitalization as described in Note 1 and Note 4 and the one-for-eight reverse stock split described in Note 10.

The accompanying notes to consolidated financial statements are an integral part of these statements.

NUKKLEUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT (1)

For the Three Months Ended December 31, 2024 and the Years Ended September 30, 2024 and 2023

	Preferred Stock		Common Stock		Additional		Accumulated Other	Total
	Number of		Number of		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Deficit
Balance as of September 30, 2022	—	$—	10,074,657	$1,007	$25,172,170	$(14,340,816)	$58,219	$10,890,580
Retroactive application of reverse stock split	—	—	(8,815,324)	(881)	881	—	—	—
Adjusted balance, beginning of period	—	—	1,259,333	126	25,173,051	(14,340,816)	58,219	10,890,580
Stock-based compensation	—	—	—	—	370,878	—	—	370,878
Net loss	—	—	—	—	—	(17,428,428)	—	(17,428,428)
Foreign currency translation adjustment	—	—	—	—	—	—	(26,260)	(26,260)
Balance as of September 30, 2023	—	$—	1,259,333	$126	$25,543,929	$(31,769,244)	$31,959	$(6,193,230)
Stock-based compensation	—	—	—	—	229,605	—	—	229,605
Issuance of Old Nukk common stock in exchange for a receivable from Brilliant	—	—	47,533	5	1,802,210	—	—	1,802,215
Issuance of Old Nukk common stock to settle accrued expenses and other current liabilities	—	—	5,629	1	213,385	—	—	213,386
Issuance of common stock to settle accrued expenses and other current liabilities	—	—	361,532	35	1,880,152	—	—	1,880,187
Issuance of stock purchase warrants	—	—	—	—	517,702	—	—	517,702
Issuance of common stock to settle loans payable – related parties	—	—	8,767	1	270,562	—	—	270,563
Issuance of common stock to settle due to affiliates	—	—	94,710	9	2,727,051	—	—	2,727,060
Issuance of common stock in connection with reverse recapitalization	—	—	321,495	32	150,129	—	—	150,161
Net loss	—	—	—	—	—	(8,518,520)	—	(8,518,520)
Foreign currency translation adjustment	—	—	—	—	—	—	(176,842)	(176,842)
Balance as of September 30, 2024	—	$—	2,098,999	$209	$33,334,725	$(40,287,764)	$(144,883)	$(7,097,713)
Rounding of post-split shares outstanding per transfer agent	—	—	57	1	—	—	—	1
Stock-based compensation	—	—	—	—	5,603	—	—	5,603
Issuance of common stock as compensation for services	—	—	847,500	85	1,363,940	—	—	1,364,025
Issuance of common stock in connection with Exit and Settlement Agreement	—	—	140,100	14	325,018	—	—	325,032
Issuance of common stock as compensation to board of directors	—	—	690,000	69	959,031	—	—	959,100
Issuance of common stock to settle accrued expenses and other current liabilities	—	—	354,660	35	759,958	—	—	759,993
Issuance of common stock, net of issuance of costs	—	—	249,263	25	477,770	—	—	477,795
Issuance of common stock to settle convertible notes payable	—	—	319,952	32	771,053	—	—	771,085
Issuance of common stock in connection with private placement and embedded derivative, net of issuance costs	—	—	230,000	23	—	—	—	23
Reclassification of stock purchase warrants from equity-classified to liability-classified	—	—	—	—	(237,509)	—	—	(237,509)
Net loss	—	—	—	—	—	(160,787,979)	—	(160,787,979)
Foreign currency translation adjustment	—	—	—	—	—	—	110,435	110,435
Balance as of December 31, 2024	—	$—	4,930,531	$493	$37,759,589	$(201,075,743)	$(34,448)	$(163,350,109)

(1)	Retroactively restated for the reverse recapitalization as described in Note 1 and Note 4 and the one-for-eight reverse stock split described in Note 10.

The accompanying notes to consolidated financial statements are an integral part of these statements.

NUKKLEUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,	For the Years Ended September 30,
	2024	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(160,787,979)	$(8,518,520)	$(17,428,428)
Net loss from discontinued operations	(157,975)	(1,140,921)	(2,768,114)
Net loss from continuing operations	$(160,630,004)	$(7,377,599)	$(14,660,314)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount	413,911	315,834	—
Amortization of intangible assets	—	—	2,371,567
Stock-based compensation	5,603	229,605	370,878
Loss on extinguishment of vendor obligations	277,993	288,835	—
Gain on extinguishment of vendor obligations	—	(211,200)	—
Gain on extinguishment of due to affiliates	—	(192,069)	—
Provision for bad debt – related parties	—	—	529,488
Impairment loss	—	391,217	11,914,320
Gain on sale of investment	(63,759)	—	—
Day one loss on stock purchase warrants issued in connection with private placement	13,533,404	—	—
Day one loss of stock purchase warrants issued in connection with conversion of convertible notes	663,408	—	—
Change in fair value of liability-classified stock purchase warrants	140,584,780	—	—
Change in fair value of derivative liabilities	624,888	—	—
Loss on reclassification of stock purchase warrants from equity-classified to liability-classified	45,784	—	—

Changes in operating assets and liabilities:
Other current assets	136,438	(236,235)	(851)
Due from affiliates	—	—	(493,725)
Accounts payable	69,600	—	—
Due to affiliates	—	2,919,129	134,120
Interest payable - related parties	20,949	44,111	—
Accrued expenses and other current liabilities	2,860,965	2,934,934	189,132
Net cash provided by (used in) operating activities – continuing operations	(1,456,040)	(893,438)	354,615
Net cash provided by (used in) operating activities – discontinued operations	1,115,948	(2,925,005)	(1,586,997)
NET CASH USED IN OPERATING ACTIVITIES	(340,092)	(3,818,443)	(1,232,382)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of investment	63,759	—	—
Advance to target of planned acquisition	(1,000,000)	—	—
Net cash provided by (used in) investing activities – continuing operations	(936,241)	—	—
Net cash provided by (used in) investing activities – discontinued operations	—	132,826	(1,109,936)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(936,241)	132,826	(1,109,936)

CASH FLOWS FROM FINANCING ACTIVITIES:
Business Combination, net of issuance costs	—	150,161	—
Proceeds from issuance of loans payable - related parties	—	1,353,640	270,563
Proceeds from issuance of private placement and embedded derivative, net of issuance costs	9,134,876	—	—
Proceeds from issuance of common stock, net of issuance costs	477,795	—	—
Repayments on loans payable - related parties	(1,000,000)	—	—
Proceeds from issuance of convertible notes payable and embedded derivative, net of issuance costs	450,000	—	—
Proceeds from issuance of convertible notes payable and stock purchase warrants, net of issuance costs	—	996,075	—
Proceeds from issuance of note payable and stock purchase warrants	—	78,000	—
Net cash provided by financing activities – continuing operations	9,062,671	2,577,876	270,563
Net cash provided by financing activities – discontinued operations	—	422,527	147,753
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,062,671	3,000,403	418,316

EFFECT OF EXCHANGE RATE ON CASH – DISCONTINUED OPERATIONS	35,844	28,854	231,404
NET CHANGE IN CASH	7,822,182	(656,360)	(1,692,598)
Cash - beginning of period, including discontinued operations	35,459	691,819	2,384,417
Cash - end of period, including discontinued operations	7,857,641	35,459	691,819
Less: cash from discontinued operations	959,944	35,086	683,970
Cash – end of period from continuing operations	$6,897,697	$373	$7,849

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$—	$1,436	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock to settle loans payable – related parties and accrued and unpaid interest	$—	$613,410	$—
Capital reduction on settlement of loans payable – related parties and accrued and unpaid interest through issuance of common stock	$—	$(342,847)	$—
Issuance of common stock to settle due to affiliates	—	6,627,314	—
Capital reduction on settlement of due to affiliates through issuance of common stock	$—	$(3,900,254)	$—
Issuance of common stock to settle accrued expenses and other current liabilities	$759,993	$1,880,187	$—
Settlement of due to affiliates through issuance of loan payable – related parties	$—	$1,213,348	$—
Settlement of accrued expenses and other current liabilities through issuance of Old Nukk common stock	$—	$213,386	$—
Issuance of Old Nukk common stock to Brilliant vendors in exchange for receivable from Brilliant	$—	$1,802,215	$—
Settlement of loans payable – related parties through exchange of notes receivable – related parties and accrued and unpaid interest	$—	$37,978	$—
Settlement of loans payable – related parties through exchange of due from affiliates	$—	$11,855	$—
Fair value of derivative liability embedded within convertible note payable	$(847,753)	$—	$—
Fair value of liability-classified stock purchase warrants issued in connection with the private placement agreement	$23,239,044	$—	$—
Issuance of common stock issued as compensation for services	$1,364,025	$—	$—
Issuance of common stock issued to settle Exit and Settlement Agreement	$325,032	$—	$—
Issuance of common stock issued as compensation to board of directors	$959,100	$—	$—
Fair value of liability-classified warrants issued in connection with conversion of convertible notes	$(663,408)	$—	$—
Settlement of convertible notes payable through issuance of common stock	$771,085	$—	$—
Fair value of stock purchase warrants reclassified from equity-classified to liability-classified	$(283,293)	$—	$—

The accompanying notes to consolidated financial statements are an integral part of these statements.

NUKKLEUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Nukkleus Inc. and its wholly owned subsidiaries, were financial technology companies that were previously focused on providing software, technology solutions, customer sales and marketing, and risk management technology hardware and software solutions packages for the worldwide retail foreign exchange (“FX”) trading industry and payment services from one fiat currency to another or to digital assets.

In January 2024, Nukkleus Inc and its wholly owned subsidiaries ceased its general support service operations, terminating the existing customer and supplier contracts with a related party, and shifted its focus to the payment services operations. In November 2024, Nukkleus Inc. entered into a Settlement Agreement and Release (the “Settlement Agreement”) with a shareholder and one of our subsidiaries to sell the subsidiary that operates the payment services operations to the shareholder in consideration of GBP 1,000 (approximately $1,255 at December 31, 2024).

In December 2024, Nukkleus Inc entered into a Securities Purchase Agreement and Call Option (the “Star Agreement”) with Star 26 Capital Inc. (“Star”), the shareholders of Star (“Star Equity Holders”) and an officer of Nukkleus, acting in his capacity as the representative of the Star Equity Holders, to acquire a controlling 51% interest in Star, an Israeli corporation engaged as a supplier of generators for “iron dome” launchers and other defense products. As a result of the Settlement Agreement and subject to the closing of the acquisition of Star, Nukkleus, Inc.’s business will be focused on the defense sector.

On February 14, 2025, the Board of Directors of Nukkleus Inc. and its wholly owned subsidiaries approved a change in the Company’s fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 2024. This change results in a transition period from October 1, 2024, to December 31, 2024.

The decision to change the fiscal year end was made to align the Company’s financial reporting with the calendar year, which is expected to enhance operational efficiency, improve comparability with industry peers, and better serve the needs of shareholders. Further, the Company intends to align its fiscal year with Star (see Note 15).

Basis of Presentation and Principles of Consolidation: On December 22, 2023 (the “Closing Date”), Brilliant Acquisition Corp (“Brilliant”) entered into a business combination agreement (the “Business Combination”) with each of the shareholders of Nukkleus Inc. (“Old Nukk”). Pursuant to the Business Combination, Brilliant acquired all of the issued and outstanding shares of common stock from the Old Nukk shareholders. For more information on this transaction see Note 4.

On the Closing Date, and in connection with the closing of the Business Combination, Brilliant changed its name to Nukkleus Inc (the “Company”) and the Company’s common stock began trading on the NASDAQ under the ticker symbol NUKK. Old Nukk was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). The determination was primarily based on Old Nukk’s shareholders prior to the Business Combination having a majority of the voting interests in the combined company, Old Nukk’s ability to exert control over the majority of the board of directors of the combined company, and given the board of directors election and retention provisions, Old Nukk’s ability to maintain control of the board of directors on a go-forward basis, Old Nukk’s senior management comprising the senior management of the combined company; and old Nukk’s operations prior to the Business Combination comprise the ongoing operations of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Old Nukk issuing stock for the net assets of Brilliant, accompanied by a recapitalization. The net assets of Brilliant were stated at historical cost, with no goodwill or other intangible assets recorded.

While Brilliant was the legal acquirer in the Business Combination, because Old Nukk was deemed the accounting acquirer, the historical financial statements of Old Nukk became the historical financial statements of the combined company, upon consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of Old Nukk prior to the Business Combination; (ii) the combined results of Brilliant and Old Nukk following the closing of the Business Combination; (iii) the assets and liabilities of Old Nukk at their historical cost; and (iv) the Company’s equity structure for all periods presented.

Effective October 24, 2024, the Company amended its amended and restated certificate of incorporation to implement a one-for-eight reverse stock split of its common stock (the “2024 Reverse Stock Split”) and increased the number of authorized shares of the Company’s common stock from 40,000,000 to 150,000,000 (see Note 10).

In accordance with guidance applicable to these circumstances, the equity structure has been restated in all comparative periods to give effect to the number of shares of the Company’s common stock, $0.0001 par value per share, issued to Old Nukk shareholders during the Business Combination and the 2024 Reverse Stock Split. Accordingly, the disclosure of common shares and per common share data in the accompanying consolidated financial statements and related notes reflect the Business Combination and 2024 Reverse Stock Split for all periods presented.

The accompanying consolidated financial statements include the accounts of Nukkleus Inc, and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. The consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Any reference in these footnotes to the applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the ASC and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Adjustment of prior interim period financial statements: During the preparation of consolidated financial statements of the Company for the year ended September 30, 2024, the Company’s management identified that the treatment of losses on extinguishment of obligations owed to affiliates during the three months ended December 31, 2023 were improperly recognized as a distribution reducing accumulated deficit for transactions where the obligations were settled through the issuance of shares of the Company’s common stock. The losses on extinguishment of obligations are to be recognized as capital reductions as the Company is in an accumulated deficit position, and the losses should be treated as a return of capital given the role of a company’s shareholder.   The correction of the treatment of losses on extinguishment of obligations owed to affiliates did not have an impact on the Company’s financial position for the three months ended December 31, 2023.

NOTE 2 – Liquidity and capital resources

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. As of December 31, 2024, the Company had cash of approximately $6,898,000, a working capital deficit of approximately $162,356,000 and incurred a net loss from continuing operations and cash flow used in operating activities from continuing operations of approximately $160,630,000 and $1,456,000, respectively, for the three months ended December 31, 2024. The Company incurred a net loss from continuing operations and cash flow used in operating activities from continuing operations of approximately $7,378,000 and $893,000, respectively, for the year ended September 30, 2024. These are indicators of substantial doubt as to the Company’s ability to continue as a going concern for at least one year from issuance of these consolidated financial statements. The Company’s ability to continue as a going concern is dependent upon the management of expenses and ability to obtain necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due, and upon profitable operations.

If additional equity or debt financing is required from outside sources, the Company may not be able to raise it on terms acceptable to it or at all. If the Company is unable to raise additional capital on acceptable terms when needed, its results of operations and financial condition would be materially and adversely affected. Any such financing likely would be dilutive to existing stockholders and could result in significant financial operating covenants that would negatively impact the Company business.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued. These financial statement do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Emerging growth company: The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups (“JOBS”) Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as to those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Use of estimates: The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. The Company’s most significant estimates and judgments involve valuation of share-based compensation, valuation of equity-classified stock purchase warrants, valuation of liability-classified stock purchase warrants, valuation of derivative liability, classification of gains and losses on settlement of related party liabilities, the useful lives of long-lived assets, assumptions used in assessing impairment of long-lived assets, and valuation of deferred tax assets and the associated valuation allowances.

Segment reporting: ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM uses operating results as the primary measure to manage the business. As a result of transactions entered into during the three months ended December 31, 2024 (see Note 5), the CODM determined it has one operating segment as of December 31, 2024. Accordingly, the Company has recast the presentation of its reportable segments for the periods presented in these consolidated financial statements. The CODM assesses performance on consolidated operating expenses as the CODM is focused on managing cash flow until a pending disposition (see Note 15) and a pending acquisition (see Note 15) are completed during the second quarter of fiscal year 2025.

Cash and cash equivalents: The Company considers all highly liquid instruments with a maturity date of three months or less at the time of purchase and money market accounts to be cash equivalents. The Company had no cash equivalents at December 31, 2024 and September 30, 2024 and 2023.

The Company’s cash and cash equivalents are potentially subject to concentration of credit risk. Cash and cash equivalents are primarily placed with financial institutions which are of high credit quality. The Company invests cash and cash equivalents primarily in highly liquid, highly rated instruments which are uninsured. The Company may also have corporate deposit balances with financial institutions which exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced losses on these accounts and does not believe it is exposed to any significant credit risk with respect to these accounts.

Fair value measurements: ASC 820, Fair Value Measurements (“ASC 820”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows

●	Level 1 – Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

●	Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following techniques noted in ASC 820:

●	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

●	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

●	Income approach: Techniques to convert future amounts to a single present value amount based upon market expectations (including present value techniques, option pricing, and excess earnings models).

The Company believes its valuation methods are appropriate and consistent with other market participants, however the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company’s financial instruments with a carrying value that approximates fair value consist of cash, advances, other current assets, accounts payable, due to affiliates, accrued expenses and other current liabilities, interest payable – related parties, and short-term borrowings due to their liquid or short-term nature or expected settlement dates of these instruments. If these financial instruments were recorded at fair value, they would be based on Level 1 inputs, except for short-term borrowings which would be based on Level 2 and Level 3 inputs, respectively.

The Company’s non-financial assets, such as intangible assets, and financial assets are adjusted to fair value when an impairment charge is recognized. The impairment charge recognized on non-financial assets that consist of acquired intangible assets is based on Level 3 inputs, including a comparison of the Company’s results with expectations and expectation for future profits. The impairment charge recognized for financial assets that consist of investment in privately held equity securities is based on Level 3 inputs, including the global economic environment, adjustments for investment-specific developments and the rights and obligations of the securities the Company holds.

The Company’s financial instruments that are measured at fair value on a recurring basis consist of liability-classified derivative financial instruments, and liability-classified stock purchase warrants (see Note 12).

Related parties: The Company considers parties to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation. The Company reviews the relationships of its vendors, customers, shareholders, and board members to determine whether there are any parties meet the criteria to be considered related. Any party that is deemed to be related to the Company is referred to as an “affiliate” or “related party” in these consolidated financial statements.

Due from affiliates and notes receivable – related parties, net: Due from affiliates and notes receivable – related parties, net are contractual rights to receive cash on demand or on fixed or determinable dates and are recognized as an asset on the consolidated balance sheets. Due from affiliates consist of amounts owed from affiliates of the Company for either services provided to the affiliate or expenses paid by the Company on behalf of the affiliate (see Note 14). Notes receivable – related parties, net consist of advances made to affiliates in exchange for a promissory note from the affiliate (see Note 14).

Other current assets: Other current assets primarily consists of escrow cash and prepaid miscellaneous items. The Company expects all current assets to be collected and/or realized within the next 12 months.

Investments: The Company holds equity investments in privately held companies without readily determinable fair values. The Company makes a determination upon entering into an arrangement whether an entity in which an investment is made is considered a variable interest entity (“VIE”). The investments in privately held companies are re-evaluated on an ongoing basis. As of December 31, 2024, September 30, 2024 and 2023, there were no VIEs required to be consolidated in our consolidated financial statements because the Company does not have a controlling financial interest in any of the VIEs in which it has invested nor is the Company the primary beneficiary. These investments are accounted for under either the equity method or as equity investments without readily determinable fair value, depending on the circumstances.

Investments where the Company (1) holds less than 20% ownership in the entity, and (2) does not exercise significant influence are recorded at cost and adjusted for observable transactions for same or similar investments of the same issuer (referred to as the measurement alternative) or impairment (see Note 6). Investments where the Company (1) holds between 20% and 50% ownership in the entity, and (2) does not control, but over which it does exert significant influence are recorded at cost and adjusted for the company’s share of operating results, capital contributions and distributions (referred to as the equity method).

The Company’s equity method investment is associated with the acquisition of 50.0% of the issued and outstanding ordinary shares of a privately held company during March 2022 which is a company developing a custody and settlement utility operating system. The Company has recognized impairment losses on this equity method investment in prior years, which reduced the carrying value of the equity method investment to zero.

As of December 31, 2024, September 30, 2024 and 2023, the total carrying value of investments in privately held companies determined to be VIEs was $0, $0 and $391,217, respectively, and the amounts owed to the Company from the privately held companies was $0, $0 and $95,274, respectively. The maximum exposure is the sum of the carrying value and amounts owed to the Company for the respective periods. The investments are classified as long-term investments.

Impairment of long-lived assets: In accordance with ASC 360, Impairment or Disposal of Long-Lived Assets (“ASC 360”), the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets.

The Company assessed its long-lived assets for any impairment and concluded that there were indicators of impairment on the following long-lived assets:

●	Investment accounted for under the measurement alternative – Impairment indicators were identified at September 30, 2024 and 2023 as a result of the investee’s continued operating results being significantly lower than forecasts, the global economic environment, and progression on meeting operating milestones. The Company calculated its estimated undiscounted cash flows to be less than the carrying amount related to the cost method investment, recognizing impairment losses of $391,217 and $6,210,783 for the difference for the years ended September 30, 2024 and 2023, respectively. The impairment loss recorded for the year ended September 30, 2024 reduced the carrying value of the cost method investment to $0.

The assumptions used in the impairment analyses represent Level 3 inputs.

Note payable, loans payable – related parties, convertible notes payable: Debt issuance costs, including original issue discounts, will be recorded to debt discount, reducing the face amount of the note. Debt issuance costs will be amortized to interest expense over the contractual term of the respective debt obligation using the effective interest method. If a conversion of the underlying debt occurs, a proportionate share of the unamortized discount is immediately expensed.

The Company evaluates convertible notes payable in accordance with ASC 470, “Debt with Conversion and Other Options” (“ASC 470”) to determine if embedded conversion features present in the convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Debt issuance costs are allocated proportionately to the debt host and conversion feature.

Gains and losses on extinguishment of liabilities: The Company recognizes gains and losses on extinguishment of liabilities, including accounts payable and debt obligations, with unrelated parties as the difference between the reacquisition price and the net carrying amount of the associated obligation, as a component of other expense (income), net in the consolidated statements of operations.

The Company classifies the gains and losses on extinguishment of liabilities with related parties as either a reduction of capital in the accompanying statements of changes in stockholders’ deficit or as a component of other expense (income), net in the accompanying consolidated statements of operations and comprehensive loss based on the facts and circumstances of each extinguishment transaction.

Derivative financial instruments: The Company accounts for derivative instruments in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). The Company’s objectives and strategies for using derivative instruments, and how the derivative instruments and related hedged items are accounted for affect the consolidated financial statements. The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risk.

The Company evaluates all of its financial instruments, including notes payable and warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company applies significant judgment to identify and evaluate complex terms and conditions in its contracts and agreements to determine whether embedded derivatives exist. Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives are recognized at fair value, with changes in fair value recognized in the statement of operations each period. Bifurcated embedded derivatives are classified with the related host contract on the Company’s balance sheet.

An evaluation of specifically identified conditions is made to determine whether the fair value of the derivative issued is required to be classified as equity or as a derivative liability. Changes in the estimated fair value of the liability-classified derivative financial instruments are recognized as a non-cash gain or loss on the accompanying consolidated statements of operations and comprehensive loss.

Stock purchase warrants: The Company accounts for stock purchase warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing liabilities from equity (“ASC 480”), and ASC 815. The assessment considers whether the stock purchase warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the stock purchase warrants meet all of the requirements for equity classification under ASC 815, including whether the stock purchase warrants are indexed to the Company’s own common shares and whether the holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of issuance, modification, and as of each subsequent quarterly period end date while the stock purchase warrants are outstanding.

For issued or modified stock purchase warrants that meet all of the criteria for equity classification, the stock purchase warrants are required to be recorded as a component of additional paid-in capital at the time of issuance.

For issued or modified stock purchase warrants that do not meet all the criteria for equity classification, the stock purchase warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the liability classified stock purchase warrants are recognized as a non-cash gain or loss on the accompanying consolidated statements of operations and comprehensive loss.

The Company assesses the classification of its common stock purchase warrants at each reporting date to determine whether a change in classification between equity and liability is required. For modified stock purchase warrants that result in a change of classification from equity to liability, a liability is recognized equal to the fair value on the date of modification, additional paid-in capital is adjusted by the fair value of the warrant on the date of issuance, and the difference is recognized as a non-cash gain or loss on the accompanying consolidated statements of operations and comprehensive loss.

Assets held for sale: Assets held for sale represent property, equipment, and leasehold improvements less accumulated depreciation as well as any other assets that are held for sale in conjunction with the sale of a business. The Company records assets held for sale in accordance with ASC 360 at the lower of carrying value or fair value less costs to sell. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction. The reclassification takes place when the assets are available for immediate sale and the sale is highly probable. These conditions are usually met from the date on which a letter of intent or agreement to sell is ready for signing.

Discontinued operations: A component of an entity is identified as operations and cash flows that can be clearly distinguished, operationally and financially, from the rest of the entity. Under ASC 205-20, “Presentation of Financial Statements - Discontinued Operations” (“ASC 205-20”), a discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale and represents a strategic shift that has or will have a major effect on the entity’s operations and financial results, or a newly acquired business or nonprofit activity that upon acquisition is classified as held for sale. Discontinued operations are presented separately from continuing operations in the consolidated statements of Operations and the consolidated statements of cash flows (see Note 5). For long-lived assets or disposals groups that are classified as held for sale but do not meet the criteria for discontinued operations, the assets and liabilities are presented separately on the balance sheet of the initial period in which it is classified as held for sale.

Advertising: Costs related to advertising are expensed as incurred. For the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, the Company had no advertising costs.

Stock-based compensation: The Company accounts for stock-based compensation by measuring and recognizing compensation expense for all share-based awards, including stock options and stock grants, based on estimated grant-date fair values. The Company measures employee, director and nonemployee awards at the date of grant, which generally is the date at which the Company and the nonemployee reach a mutual understanding of the key terms and conditions of a share-based payment award.

The Company estimates the grant date fair value of each stock option award using the Black-Scholes option-pricing model. The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company’s underlying common stock price on the date of grant, expected live of the option, risk-free interest rate and expected dividend yield. The Company sets the grant date fair value of each stock grant equal to the fair value of the Company’s common stock on the date of grant.

The Company uses the straight-line attribution method to allocate compensation cost to reporting periods over the requisite service period during which the employee, board member, director, or advisor is required to provide services in exchange for the award. The Company has elected to account for forfeitures of awards as they occur, with previously recognized compensation reversed in the period that the awards are forfeited.

Income taxes: The Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more likely than not of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized. The Company recognizes interest and penalties related to income tax matters in general and administrative expense.

For U.S. federal tax purposes, digital asset transactions are treated on the same tax principles as property transactions. The Company recognizes a gain or loss when digital assets are exchanged for other property, in the amount of the difference between the fair market value of the property received and the tax basis of the exchanged digital assets. Receipts of digital assets in exchange for goods or services are included in taxable income at the fair market value on the date of receipt.

Foreign currency translation: The Company’s consolidated financial statements are presented in the reporting currency of the U.S. dollar. Functional currencies of the Company and its wholly-owned subsidiaries is the local currency used in each entities primary economic environment, some of which are different than the reporting currency. Assets and liabilities of the Company are translated into the reporting currency using the exchange rate in effect at the balance sheet dates. Equity transactions are translated using the historical exchange rate in effect on the date of the transaction, except for the change in accumulated deficit during the year, which is the results of the operations translation process. Results of operations and cash flows are translated using the weighted average exchange rates in effect during the period. As a result, amounts relating to the assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the accompanying consolidated balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into the reporting currency are recorded as a component of comprehensive income (loss). The realized foreign currency exchange gain (loss) and the unrealized foreign currency exchange gain (loss) for the three months ended December 3, 2024 and the years ended September 30, 2024 and 2023 is included as a component of net loss from discontinued operations on the accompanying consolidated statements of operations and comprehensive loss.

Remeasurement gains and losses from transactions that are not denominated in the functional currency are recorded as a component of other income in the consolidated statements of operations and comprehensive loss. Most of the Company’s revenue transactions are transacted in the functional currency of the Company. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

Comprehensive loss: Comprehensive loss is comprised of net loss and all changes to the statements of equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive loss for the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023 consisted of net loss and unrealized loss from foreign currency translation adjustment.

Net loss per share: Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, excluding the effects of any potential dilutive securities. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common share equivalents had been issued and if the additional common shares were dilutive. Earnings per share excludes all potential dilutive shares of common shares if their effect is anti-dilutive

For the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, potentially dilutive common shares consist of the common shares issuable upon the exercise of common stock options and warrants (using the treasury stock method) and the conversion of convertible notes payable. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

The following table summarizes the potentially dilutive securities excluded from the computation of diluted shares outstanding because the effect of including these potential shares was anti-dilutive:

	Three months ended December 31,	Years Ended September 30,
	2024	2024	2023
Options to purchase common stock under Old Nukk equity incentive plan	4,823	15,538	15,538
Convertible notes payable that convert into common stock	464,217	467,400	—
Stock purchase warrants to acquire common stock	4,028,583	1,177,160	837,625
Total potentially dilutive securities	4,497,623	1,660,098	853,163

Recently issued accounting pronouncements, adopted

ASU 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requires enhanced disclosures related to significant segment expenses and a description of how the chief operating decision maker utilizes segment operating profit or loss to assess segment performance. ASC 2023-07 is effective for fiscal years beginning after December 15, 2023 and for interim reporting periods starting after December 15, 2024, and is to be applied retrospectively. The Company adopted ASU 2023-07 for the three months ended December 31, 2024 and its adoption did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements, not yet adopted

ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”) incorporates several disclosure and presentation requirements currently residing in SEC Regulation S-X and S-K into the ASC. The amendments are applied prospectively and are effective when the SEC removes the related requirements from Regulation S-X and S-K. Any amendments the SEC does not remove by June 30, 2027 will not be effective. Early adoption is prohibited. The Company is currently evaluating the potential impact of this guidance on its disclosures.

ASU 2023-09, Income Taxes (“ASU 2023-09”), requires disclosure of specific categories and disaggregation of information in the rate reconciliation table and expands disclosures related to income taxes paid. The new standard is effective for fiscal years beginning after December 15, 2024 and is to be applied prospectively. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

ASU 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”) updates accounting standards for revenue recognition (ASC 606), lease accounting (ASC 842), and impairment of long-lived assets (ASC 360). ASU 2024-02 provides enhanced guidance for estimating variable consideration, accounting for contract modifications, determining lease terms, and simplifying impairment testing for long-lived assets. It also introduces increased disclosure requirements for financial instruments and derivatives. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

ASU 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), requires public companies to disaggregate key expense categories, such as inventory purchases, employee compensation and depreciation in their financial statements. This aims to improve investor insight into company performance. ASU 2024-03 is effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact, if any, adoption will have on its consolidated financial statements and disclosures.

NOTE 4 – REVERSE RECAPITALIZATION

On December 22, 2023, Old Nukk and Brilliant consummated the merger contemplated by the Business Combination with Old Nukk surviving the merger as a wholly-owned subsidiary of Brilliant.

Upon the closing of the Business Combination, Brilliant’s certificate of incorporation was amended and restated to, among other things, set the total number of authorized shares of capital to 55,000,000 shares, of which 40,000,000 shares were designated common stock, $0.0001 par value per share, and of which 15,000,000 shares were designated preferred stock, $0.0001 par value per share.

Upon the consummation of the Business Combination, each share of Old Nukk common stock issued and outstanding was cancelled and converted into the right to receive a pro-rata portion of 1,312,494 shares of the Company’s common stock.

Outstanding stock options, whether vested or unvested, to purchase shares of Old Nukk common stock (see Note 11) converted into stock options for shares of the Company’s common stock (each, an “Assumed Option”), upon the same terms and conditions that were in effect with respect to such stock options immediately prior to the Business Combination, after giving effect to an exchange ratio applicable to the Old Nukk outstanding stock options of 1:35.

Outstanding Public Warrants and Private Warrants (see Note 10) to purchase shares of Brilliant Ordinary Shares remained outstanding at the Closing Date. The warrants became exercisable 30 days after the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. Subsequent to the Business Combination, there were 837,625 Company warrants outstanding.

A backstop pool was determined to be 26,668, 40% of the aggregate number of Brilliant Ordinary shares and Brilliant Rights, in accordance with the terms of the merger agreements (the “Backstop Pool”) and was issued to certain holders of Brilliant Ordinary Shares, Brilliant Rights, and Brilliant Warrants as follows:

●	Certain Brilliant shareholders received an additional issuance of shares or warrants as follows:

○	Holders of Brilliant Ordinary Shares received shares of the Company’s common stock equal to their pro rata share of the Backstop Pool

○	Holders of Brilliant Rights received shares of the Company’s common stock equal to their pro-rata share of the Backstop Pool

○	Holders of Brilliant Warrants, other than warrants held by Brilliant’s sponsor or affiliates, received additional Company Warrants that will be exercisable to receive a share of the Company’s common stock plus an additional number of Company warrants equal to their pro rata share of the aggregate number of Brilliant Ordinary Shares and Brilliant Rights outstanding.

In connection with the Business Combination, certain Brilliant shareholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 41,305 shares of Brilliant Class A Ordinary Shares at approximately $92.56 per share, for gross redemption payments of $3,822,431. Additionally, a balance owed to the sponsor of Brilliant totaling $3,881,627 was settled through the issuance of 12,935 shares of the Company’s common stock.

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Brilliant was treated as the “acquired” company for financial reporting purposes. See Note 1 “Description of business and basis of presentation” for further details. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Old Nukk issuing stock for the net assets of Brilliant, accompanied by a recapitalization. The net assets of Brilliant are stated as historical cost, with no goodwill or intangible assets recorded.

Prior to the Business Combination, Old Nukk and Brilliant filed separate standalone federal, state and local income tax returns. As a result of the Business Combination, Old Nukk will file a consolidated income tax return. Although, for legal purposes, Brilliant acquired Old Nukk, and the transaction represents a reverse acquisition for federal income tax purposes. Brilliant will be the parent of the consolidated group, with Old Nukk a subsidiary, but in the year of the closing of the Business Combination, Old Nukk will file a full year tax return with Brilliant joining in the return the day after the Closing Date.

The following table reconciles the elements of the Business Combination to the consolidated statements of cash flows and the consolidated statements of changes in stockholders’ deficit for the year ended September 30, 2024:

Cash – Brilliant trust and cash (net of redemption)	$848,746
Less: transaction costs and advisory fees paid	(698,585)
Net Business Combination financing	$150,161

The number of shares of the Company’s common stock issued immediately following the consummation of the Business Combination were:

Ordinary Shares, outstanding prior to Business Combination	50,474
Less: Redemption of Brilliant Ordinary Shares	(41,305)
Common stock of Brilliant	9,169
Brilliant Rights	57,500
Brilliant Founder shares	143,750
Brilliant Backstop Pool	26,668
Sponsors and Others (include Rights)	84,408
Business Combination and Brilliant shares	321,495
Old Nukk shares(1)	1,312,494
Total shares of common stock immediately after Business Combination	1,633,989
Issuance of shares of common stock to settle certain obligations to vendors	361,533
Issuance shares of common stock to settle certain due to affiliates	94,710
Issuance of shares of common stock to settle certain notes payable – related parties	8,767
Total shares of common stock at September 30, 2024	2,098,999

(1)	Old Nukk shares exchanged for 1,312,494 shares of the Company’s common stock consisted of the following:

	Old Nukk	The Company
Old Nukk common shares outstanding at September 30, 2022	367,175,886	1,259,333
Old Nukk common shares issued to advisors of Brilliant in exchange for receivable from Brilliant – December 14, 2023	13,858,824	47,533
Old Nukk common shares issued to advisors of Old Nukk in exchange for services received – December 14, 2023	1,641,176	5,628
Total Old Nukk shares exchanged in the Business Combination	382,675,886	1,312,494

Lock-up Agreements: Certain former stockholders of Old Nukk and Brilliant have agreed to lockup restrictions regarding the future transfer shares of common stock. Such shares may not be transferred or otherwise disposed of for a period of two years through December 23, 2025, subject to certain exceptions.

Transaction costs:

Transaction costs and advisory fees incurred in connection with the Business Combination charged to additional paid-in capital for the year ended September 30, 2024 totaled $938,416. Transaction costs and fees incurred by Brilliant, but settled through the issuance of shares of Old Nukk’s common stock prior to closing of the Business Combination were valued at $1,802,184 and included as a component of professional fees on the accompanying consolidated statement of operations and comprehensive loss for the year ended September 30, 2024. Transaction costs and fees incurred by Brilliant and remained outstanding at Closing total $450,000 and are included as a component of accrued professional fees within accrued expenses and other current liabilities on the accompanying consolidated balance sheets as of September 30, 2024.

NOTE 5 – DISCONTINUED OPERATIONS

In accordance with ASC 205-20 Presentation of Financial Statements: Discontinued Operations, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major impact on an entity’s operations and financial results when the components of an entity meets the criteria in ASC paragraph 205-20-45-10. In the period in which the component meets the held for sale or discontinued operations criteria the major assets, other assets, current liabilities and non-current liabilities shall be reported as a component of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the income (loss) of continuing operations.

Disposition of a Subsidiary: On November 8, 2024, the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) with a shareholder of the Company and a subsidiary of the Company to sell the subsidiary to the shareholder or his nominee subject to the Company obtaining shareholder approval. As required by the Settlement Agreement, a Share Purchase Agreement was entered into between the same parties dated December 23, 2024 providing that the Company, subject to it obtaining shareholder approval, will sell the subsidiary to the officer of the Company in consideration of GBP 1,000 (approximately $1,255 at December 31, 2024).

The subsidiary comprises our financial services operating segment. As a result of the planned disposition of the subsidiary, the financial services operating segment meets the held for sale criteria of ASC 205-20. Accordingly, the historical results of operations of the financial services operating segment has been reflected as discontinued operations in our consolidated financial statement for all periods prior to the Settlement Agreement on November 8, 2024.

General Support Services Reporting Segment: In connection with a securities and purchase agreement and call option the Company entered into on December 15, 2024 to acquire a business (see Note 15) and the disposition of a subsidiary, the Company’s business will be focused on the defense sector. As of December 15, 2024, the Company determined that it would cease operations of its General Support Services operating segment. As a result, the general support services operating segment meets the discontinued operations criteria of ASC 205-20. Accordingly, the historical results of operations of the financial services operating segment has been reflected as discontinued operations in our consolidated financial statement for all periods prior to December 15, 2024.

Summary Reconciliation of Discontinued Operations

The following table presents the results of operations of the Company classified as discontinued operations for the periods presented:

	Three months ended December 31,	For the Years Ended September 30,
	2024	2024	2023
REVENUES
Revenue - general support services - related party	$—	$4,800,000	$19,200,000
Revenue - financial services	403,558	1,113,461	2,097,642
Total revenues	403,558	5,913,461	21,297,642

COSTS OF REVENUES
Cost of revenue - general support services - related party	—	4,650,000	18,775,000
Cost of revenue - financial services	42,944	264,945	2,865,783
Total costs of revenues	42,944	4,914,945	21,640,783

GROSS PROFIT (LOSS)
Gross profit - general support services - related party	—	150,000	425,000
Gross profit (loss) - financial services	360,614	848,516	(768,141)
Total gross profit (loss)	360,614	998,516	(343,141)

OPERATING EXPENSES:
Advertising	91	44,488	15,243
Professional fees	187,006	747,252	857,364
Compensation and related benefits	159,240	825,315	702,625
Amortization of intangible assets	3,370	13,813	8,549
Bad debt expense – related parties	—	6,141,000	650,285
Other general and administrative	75,534	300,071	226,262
Impairment loss	—	—
Total operating expenses	425,241	8,071,939	2,460,328

LOSS FROM OPERATIONS	(64,627)	(7,073,423)	(2,803,469)

OTHER (EXPENSE) INCOME:
Interest expense - related parties	(82,186)	(162,621)	(1,213)
Loss on extinguishment of vendor obligations	—	—
Gain on extinguishment of vendor obligations	—	—
Gain on termination of GSS GSA – related party	—	6,082,962
Gain on extinguishment of due to affiliates	—	—
Other (expense) income	(11,162)	12,161	36,568
Total other (expense) income, net	(93,348)	5,932,502	35,355
NET LOSS	$(157,975)	$(1,140,921)	$(2,768,114)

The following tables presents a reconciliation of the carrying amounts of major classes of assets and liabilities of the Company classified as discontinued operations as of the periods presented:

	December 31,	September 30,	September 30,
	2024	2024	2023
Cash	$148,679	$3,305	$11,470
Customer custodial funds	811,265	31,781	672,500
Customer digital currency assets	22,930	615,362	—
Due from affiliates	50,768	35,046	2,039,274
Notes receivable, related parties, net	—	—	162,820
Other classes of current assets that are not major	55,410	35,756	26,644
Total current assets	1,089,052	721,250	2,912,708
Other classes of non-current assets that are not major	14,887	19,290	33,000
Total assets	$1,103,939	$740,540	$2,945,708

	December 31,	September 30,	September 30,
	2024	2024	2023
Accounts payable	$504,249	$448,307	$138,666
Customer custodial cash liabilities	972,941	827,589	1,443,011
Customer digital currency liabilities	10,514	23,605	—
Due to affiliates	479,608	537,053	5,552,931
Loan payable, related parties, current	682,875	720,515	—
Interest payable, related parties, current	203,755	169,052	—
Accrued expenses and other current liabilities	308,567	357,835	208,228
Total current liabilities	3,162,509	3,083,956	7,342,836
Loan payable – related parties, net of current portion	17,368	26,362	150,619
Interest payable – related parties, net of current portion	—	2,474	1,208
Total liabilities	$3,179,877	$3,112,792	$7,494,663

The above tables exclude intercompany payables that are eliminated within our consolidated balance sheets.

NOTE 6 – INVESTMENT

The Company acquired 5.0% of the issued and outstanding ordinary shares of a private entity focused on digital asset management that has received regulatory approval to launch the world’s first tier one Bitcoin exchange-traded fund (“ETF”) during December 2021. The changes in the carrying value of the investment accounted for under the measurement alternative are presented below:

	Three months ended December 31,	Year Ended September 30,
	2024	2024	2023
Carrying amount, beginning of period	$—	$391,217	$6,602,000
Impairment loss	—	(391,217)	(6,210,783)
Carrying amount, end of period	$—	$—	$391,217

In December 2024, the Company sold 100% of the ordinary shares in the private entity that it owned for GPB 51,585 ($64,734 at December 31, 2024) and recognized a gain on sale of investment totaling $63,759 as a component of other income (expense) on the accompanying statements of operations and comprehensive loss.

NOTE 7 – LOANS PAYABLE – RELATED PARTIES

The Company’s loans payable – related parties consisted of the following:

	December 31,	September 30,	September 30,
	2024	2024	2023
September 2023 Loan	—	—	270,000
Shareholder 2024 Loans	1,353,639	1,353,639	—
July 2024 Loan	213,349	1,213,349	—
Total	1,566,988	2,566,988	$270,000
Less: loans payable – related parties, current portion	(619,440)	(1,627,294)	—
Loans payable – related parties, net of current portion	$947,548	$939,694	$270,000

In September 2023, the Company issued a promissory note in exchange for cash consideration (the “September 2023 Loan”) for $270,000 to a Company shareholder. The September 2023 Loan bears interest of 5.0% per annum and is due and payable on September 18, 2026. In December 2023, the outstanding principal and interest of $270,563 due on the September 2023 Loan was settled through the issuance of 8,767 shares of the Company’s common stock (see Note 10). As of September 30, 2024, the September 2023 Loan and related accrued interest was extinguished.

During the year ended September 30, 2024, the Company issued promissory notes in the aggregate principal of $1,105,639 and $248,000 to a shareholder and to an entity managed by that shareholder, respectively, (collectively, the “Shareholder 2024 Loans”), in consideration of cash proceeds in the same amount in the following tranches:

October 2023	$199,000
December 2023	424,000
January 2024	25,000
February 2024	188,000
March 2024	80,000
April 2024	31,000
May 2024	100,000
June 2024	120,500
July 2024	59,000
August 2024	58,000
September 2024	69,139
Total	$1,353,639

The 2024 Shareholder Loans bear interest of 5.0% per annum and each individual loan will be due and payable three years from the date of issuance. As of December 31, 2024, the outstanding principal balance and accrued and unpaid interest of the Shareholder 2024 Loans was $1,353,639 and $44,111, respectively.

In July 2024, a shareholder of the Company made payments on the Company’s behalf to settle an obligation with an affiliate in which the shareholder has a controlling interest. The shareholder entered into an assignment of debt agreement with the affiliate whereby the affiliate assigned its right, title obligation and interest in the obligation by the Company to the shareholder (the “July 2024 Loan”). The July 2024 Loan is noninterest bearing and was due and payable at issuance. In December 2024, the Company repaid approximately $1,000,000 of the July 2024 loan. As of December 31, 2024, the outstanding principal balance of the July 2024 Loan was $213,349.

In June 2024, as part of the terms of a note payable entered into, 30.0% of the loans payable with the shareholder of the August 2023 Loan, September 2023 Loan, 2024 Shareholder Loans, and July 2024 Loan was due and payable on demand.

For the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, the interest expense related to above loans payable – related parties amounted to $0, $44,111 and $563, respectively, and has been reflected as a component of other (expense) income on the accompanying consolidated statements of operations and comprehensive loss.

As of December 31, 2024, September 30, 2024 and 2023, the related accrued and unpaid interest for above loans was $44,111, $44,111 and $563, respectively, whereby $44,111, $44,111 and $563, respectively, was reflected as interest payable – related parties, net of current portion on the accompanying consolidated balance sheets.

The loans payable – related parties mature as follows:

For the Year Ending December 31:
2025	$619,440
2026	947,548
$1,566,988

NOTE 8 – NOTE PAYABLE, NET

In April 2024, the Company issued a promissory note in the principal amount of $78,000 to an investor   in consideration of cash proceeds in the same amount (the “April 2024 Loan”). In addition, the Company issued a stock purchase warrant for the purchase of 14,535 shares of the Company’s common stock (the “April 2024 Warrant”) that is exercisable for three years at an exercise price of $0.86 per warrant. The April 2024 Loan bears interest of 8.0% per annum and is due and payable on April 30, 2025. The April 2024 Warrant was determined to be an equity classified warrant and fair value of $40,804   determined using the Black-Scholes option-pricing model with the following assumptions: volatility of 174.03%, risk-free rate of 4.87%, annual dividend yield of 0.0% and expected life of 3 years. The principal amount of the April 2024 Loan was allocated to the April 2024 Loan and April 2024 Warrant in the amount of $37,196 and $40,804, respectively. The amount allocated to the April 2024 Warrant were recorded as a discount on the April 2024 Loan.

Amortization of the debt discount and interest expense related to the April 2024 Loan amounted to $10,201 and $1,573, respectively, for the three months ended December 31, 2024 and to $17,002 and $2,633, respectively, for the year ended September 30, 2024, which are both included as a component of interest expense on the accompanying consolidated statements of operations and comprehensive loss.

The balance of the April 2024 Loan, net of unamortized discount, was $64,399, $54,198 and $0 as of December 31, 2024, September 30, 2024 and September 30, 2023, respectively and reflected as note payable, net on the accompanying consolidated balance sheets.

NOTE 9 – CONVERTIBLE NOTES PAYABLE, NET

The Company’s convertible notes payable consisted of the following:

	December 31,	September 30,	September 30,
	2024	2024	2023
June 2024 Note	$—	$312,500	$—
Additional June 2024 Notes	—	62,500	—
August 2024 Note	515,000	515,000	—
September 2024 Note	—	125,000	—
Additional September 2024 Notes	—	184,000	—
December 2024 Note	500,000	—	—
	1,015,000	1,199,000	—
Less: debt issuance costs	(308,646)	(380,991)	—
Convertible notes payable, net	$706,354	$818,009	$—

June 2024 Note: On June 11, 2024, the Company issued a senior unsecured promissory note (the “June 2024 Note”) in the principal amount of $312,500 to a lender (the “Lender”), in consideration of cash proceeds in the amount of $250,000 after an original issue discount of $62,500. The June 2024 Note bears interest of 12.0% per annum and is due and payable six months after issuance. The Lender shall have the right to convert the principal and interest payable under the June 2024 Note into shares of the Company’s common stock at a per share conversion price of $2.00. In addition, the Company issued the lender a stock purchase warrant (the “June 2024 Warrant”) to acquire 150,000 shares of the Company’s common stock at a per share price of $2.00 for a term of five years that may be exercised on a cash or cashless basis. The number of shares and exercise prices of the June 2024 Note and the June 2024 Warrant reflect the October 2024 reverse stock split.

At issuance, the June 2024 Warrant was determined to be an equity classified warrant with a fair value of $989,746 that was determined using the Black-Scholes option-pricing model with the following assumptions: volatility of 182.23%, risk-free rate of 4.41%, annual dividend yield of 0.0% and expected life of five years. The Company recorded a total debt discount of $300,009 related to the original issue discount and the June 2024 Warrant. The principal amount of the June 2024 Note was allocated to the June 2024 Note and the June 2024 Warrant in the amount of $74,991 and $237,509, respectively. The original issue discount and the principal amount allocated to the June 2024 Warrant were recorded as a discount on the June 2024 Note, which will be amortized to interest expense using the effective interest rate method over the term of the June 2024 Note.

In connection with the June 2024 Note, the Company and Lender entered into a restructuring agreement (the “Restructuring Agreement”), providing, among other things,

●	the Lender, in its sole discretion, will have the right for a period for six months commencing June 11, 2024 (the “Investment Period”), to lend the Company an additional $500,000 in exchange for an additional convertible promissory note that will have a term of two years, bear interest at 12.0% and will convert into shares of the Company’s common stock at a per share price of $2.00.

●	the Company may not incur additional debt or enter into any equity financing arrangement without the written consent of the Lender during the Investment Period.

●	The Company will negotiate the sale of a wholly-owned subsidiary to the wholly-owned subsidiary’s current management team subject to approval of the Company’s Board of Directors and shareholders, among other rules and regulations.

●	The Lender will be the Company’s exclusive advisor in respect to potential acquisitions by the Company. Any such acquisition proposal provided by the Lender will be subject to the Lender and such party entering a definitive binding agreement and the Board of Directors and shareholders of the Company approving such acquisition.

In connection with the June 2024 Note, a shareholder, the Company, and the Lender entered into a voting agreement whereby the shareholder agreed to vote his shares in support of any potential acquisition proposed by the Lender. Additionally, the Company and the Lender 30.0% of loans payable between the Company and this shareholder and between the Company and affiliate entities the shareholder controls will become due and payable on March 11, 2025 and the remaining 70.0% of loans payable between the Company and this shareholder and between the Company and affiliate entities the shareholder controls will become due and payable on June 11, 2026.

In November 2024, the June 2024 Note was converted to shares of the Company’s common stock and the June 2024 Warrant was amended (the “Amended June 2024 Warrant”) so that the holder shall not exercise Amended June 2024 Warrants if doing so would cause the holder thereof, along with its affiliates, to beneficially own in excess of 19.9% of the outstanding common stock or control more than 19.9% of the voting power of the Company’s securities outstanding immediately after giving effect to the applicable conversion (the “Ownership Limitation”), unless shareholder approval has been obtained to waive this restriction as may be required by the applicable rules and regulations of the Nasdaq. The Ownership Limitation for the June 2024 Warrant is calculated as of the original issuance date of the Amended June 2024 Warrant. The Company re-assessed the classification of the Amended June 2024 Warrant as of the modification date and determined that the Amended June 2024 Warrant required a change in classification from equity classified to liability classified as the November amendment contains provisions that indicate that neither of the two criteria necessary for equity classification are met.

The Company estimated a fair value as of the modification date of the Amended June 2024 Warrant of $283,293 using the Black-Scholes option-pricing model with the following assumptions: volatility of 113.8%, risk-free rate of 4.4%, annual dividend yield of 0.0% and expected life of 4.6 years. The Amended June 2024 Warrant was recorded as a component of stock purchase warrant liabilities on the accompanying consolidated balance sheet. The Company reduced additional paid-in capital by the fair value of the June 2024 Warrant on the date of modification of $237,509 and recognized a non-cash loss for the change in fair value of the June 2024 Warrant of $45,784 on the accompanying consolidated statements of operations and comprehensive loss. The Amended June 2024 Warrant will be re-measured to fair value each reporting period until settlement (see Note 12).

Additional June 2024 Notes: On June 17, 2024 and June 18, 2024, the Company issued two additional notes, each in the principal amount of $31,250, to the Lender, in consideration of cash proceeds in the amount of $25,000 each after an original issue discount of $6,250 each (collectively, the “Additional June 2024 Notes”). The Additional June 2024 Notes bear interest of 12.0% per annum and are due and payable six months after issuance. The Lender shall have the right to convert the principal and interest payable under the Additional June 2024 Notes into shares of the Company’s common stock at a per share conversion price of $2.00. The Company recorded a total debt discount of $12,500 related to the original issue discount. The conversion exercise price for the Additional June 2024 Notes reflect the October 2024 reverse stock split. In November 2024, the Additional June 2024 Notes were converted to shares of the Company’s common stock.

August 2024 Note: In August 2024, the Company issued a senior unsecured promissory note (the “August 2024 Note”) in the principal amount of $515,000 to a new lender in consideration of cash proceeds in the amount of $412,075. The August 2024 Note bears interest of 12.0% per annum and is due and payable six months after issuance. The lender shall have the right to convert the principal and interest payable under the August 2024 Note into shares of common stock of the Company at a per share conversion price of $2.50. In addition, the Company issued the lender a stock purchase warrant (the “August 2024 Warrant”) to acquire 175,000 shares of common stock at a per share price of $2.00 for a term of five years that may be exercised on a cash or cashless basis. The number of shares and exercise prices for the August 2024 Note and August 2024 Warrant reflect the October 2024 reverse stock split.

The August 2024 Warrant was determined to be an equity classified warrant and fair value was calculated as $447,316 using the Black-Scholes option-pricing model with the following assumptions: volatility of 183.31%, risk-free rate of 3.84%, annual dividend yield of 0.0% and expected life of five years. The Company recorded a total debt discount of $342,314 related to the original issue discount and August 2024 Warrant, which will be amortized over the term of the August 2024 Note. The principal amount of the August 2024 Note was allocated to the August 2024 Note and the August 2024 Warrant in the amount of $275,611 and $239,389, respectively. The amount allocated to the original issue discount and the August 2024 Warrant were recorded as a discount on the August 2024 Note, which will be amortized to interest expense using the effective interest rate method over the term of the August 2024 Note.

The Company did not obtain the Lender’s written consent prior to entering into the August 2024 Note, violating the terms of the Restructuring Agreement. Accordingly, the Lender exercised its right to terminate the current CEO and appoint an additional member to the Board.

September 2024 Note: On September 10, 2024, the Company issued an additional Senior Unsecured Promissory Note (the “September 2024 Note”) in the principal amount of $125,000 to a lender in consideration of cash proceeds in the amount of $100,000, which was funded on September 4, 2024. The September 2024 Note bears interest of 12.0% per annum and is due and payable six months after issuance. The total debt discount of $25,000 related to the original issue discounts of the September 2024 Note will be amortized over the term.

For the three months ended December 31, 2024, amortization of debt discount and interest expense related to convertible promissory notes amounted to $345,209 and $25,961, respectively, which are both included as a component of interest expense on the accompanying condensed consolidated statements of operations and comprehensive loss.

For the year ended September 30, 2024, amortization of debt discount and interest expense related to convertible promissory notes amounted to $298,832 and $24,866, respectively, which are both included as a component of interest expense on the accompanying condensed consolidated statements of operations and comprehensive loss.

Additional September 2024 Notes: On September 28, 2024, the Company issued three additional notes for a total principal amount of $230,000, to the Lender, in consideration of cash proceeds in the amount of $184,000 after a total original issue discount of $46,000 under the same terms and conditions as the June 2024 Note (collectively, the “Additional September 2024 Notes”). The Additional September 2024 Notes bear interest of 12.0% per annum and are due and payable six months after issuance. The Lender shall have the right to convert the principal and interest payable under the Additional September 2024 Notes into shares of the Company’s common stock at a per share conversion price of $2.00. The Company recorded a total debt discount of $46,000 related to the original issue discount. The conversion exercise price for the Additional September 2024 Notes reflect the October 2024 reverse stock split. In November 2024, the Additional September 2024 Notes were converted to shares of the Company’s common stock.

October 2024 Note: On October 20, 2024, the Company issued an additional note for a total principal amount of $12,500, to the Lender, in consideration of cash proceeds in the amount of $10,000 after a total original issue discount of $2,500 under the same terms and conditions as the June 2024 Note (collectively, the “October 2024 Note”). Accordingly, the October 2024 Notes bears interest of 12.0% per annum and is due and payable six months after issuance. The Lender shall have the right to convert the principal and interest payable under the October 2024 Note into shares of the Company’s common stock at a per share conversion price of $2.00. The Company recorded a total debt discount of $2,500 related to the original issue discount. The conversion exercise price for the October 2024 Notes reflect the October 2024 reverse stock split. In November 2024, the October 2024 Note was converted to shares of the Company’s common stock.

Conversion:  On November 8, 2024, the Company entered into a Conversion Agreement with the Lender, as later amended on November 14, 2024 (collectively, the “Amended Conversion Agreement”), to convert outstanding principal and interest totaling $771,085 payable under the Lender’s convertible notes payable into 319,952 shares of the Company’s common stock. The Company recognized the unamortized issuance costs associated with the converted notes of $130,029 as interest expense during the three months ended December 31, 2024 on the accompanying statements of operations and comprehensive loss.

Pursuant to the Conversion Agreement, the Company issued the Lender an additional warrant to purchase 351,424 shares of the Company’s common stock exercisable for a period of five years at an exercise price of $2.41 per share (the “November 2024 Warrant”) in exchange for the cancellation of the Lender’s convertible notes payable; provided, however, that the holder’s exercise of the November 2024 Warrant is subject to the Ownership Limitation, which is calculated as of the November 2024 Warrant issuance date.

The November 2024 Warrant was determined to be liability-classified as it contains provisions that indicate that neither of the two criteria necessary for equity classification are met. A fair value of $663,408 was determined for the November 2024 Warrant using the Black-Scholes option-pricing model with the following assumptions: volatility of 113.8%, risk-free rate of 4.2%, annual dividend yield of 0.0% and expected life of five years. The November 2024 Warrant will be re-measured to fair value each reporting period until settlement (see Note 12).

December 2024 Note:  On December 3, 2024, the Company issued a convertible promissory note (the “December 2024 Note”) in the principal amount of $500,000 to a lender, in consideration of cash proceeds in the amount of $450,000 after an original issue discount of $25,000 and issuance costs of $25,000 in connection with the standby equity purchase agreement executed with the lender (the “SEPA”). The December 2024 Note matures on December 3, 2025. The SEPA was subsequently terminated in December 2024. The December 2024 Note has the following features:

Conversion rights – The December 2024 Note and accrued and unpaid interest is convertible at the option of the lender (the “Conversion Option”) into shares of the Company’s common stock at a per share conversion price of the lower of (i) $2.00 per share (the “Fixed Price”) and (ii) 90% of the lowest daily volume weighted average price (the “VWAP”) during the ten consecutive trailing days immediately preceding the conversion, with a floor of $0.33 (the “Floor Price”).

Interest - The December 2024 Note bears interest of 10.0% per annum. Upon an event of default, the December 2024 Note becomes immediately due and payable, with the interest increasing to 18.0%.

Optional redemption – The December 2024 Note is redeemable by the Company in the event that the VWAP of the Company’s common stock was less than the Fixed Price on the date the Company provides the redemption notice to the lender. The redemption price will be equal to the outstanding principal amount of the December 2024 Note plus the 10% of the principal amount being redeemed (the “Redemption Premium”) plus all accrued and unpaid interest, if any. The lender has ten days from the date the redemption notice is received to elect to convert all or a portion of the December 2024 Note.

Event of Default – If any event of default as defined in the December 2024 Note occurs, the full unpaid principal amount of the December 2024 Note, accrued and unpaid interest, and other amounts owed become at the lender’s election immediately due and payable in cash. The lender has the right, but not the obligation, to convert all or part of the December 2024 Note in accordance with the terms of the December 2024 Note.

Exchange Cap – The lender shall not have the right to convert any portion of the December 2024 Note to the extent that after giving effect to such conversion, the lender, along with its affiliates, would beneficially own in excess of 4.99% of the outstanding common stock immediately after giving effect to such conversion (the “Exchange Cap”), unless the Company has obtained shareholder approval for conversion.

Amortization Event - In no event shall the lender be allowed to effect a conversion if such conversion, along with all other shares of common stock then beneficially owned by the lender and its affiliates would exceed 4.99% of the then outstanding shares of the common stock of the Company. If at any time (i) the daily VWAP is less than the Floor Price for three trading days during a period of five consecutive trading days (a “Floor Price Event”), (ii) the Company has issued in excess of 99.0% of the shares of common stock available under the Exchange Cap (an “Exchange Cap Event”), or (iii) at any time after the effectiveness deadline set forth in the Registration Rights Agreement, dated as of December 3, 2024, by and between the Company and the lender (the “Registration Rights Agreement”), the lender is unable to utilize a registration statement to resell the shares of the Company’s common stock receivable by the lender for a period of ten consecutive trading days (a “Registration Event,” and collectively with a Floor Price Event and an Exchange Cap Event, each an “Amortization Event”), then the Company shall make monthly payments to the lender beginning on the seventh trading day after the Amortization Event and continuing monthly in the amount of $150,000 plus a 10.0% premium and accrued and unpaid interest. The Exchange Cap Event will not apply in the event the Company has obtained the approval from its stockholders for the issuance of shares of common stock pursuant to the conversion of the December 2024 Note in excess of the Exchange Cap.

Embedded Derivatives – The optional redemption and event of default include an exercise contingency, which requires the Company to obtain shareholder approved for conversions subject to the Exchange Cap, which fails the equity classification guidance in ASC 815 and is thus precluded from being classified in equity. Therefore, the embedded derivatives are required to be bifurcated from the December 2024 Note and accounted for at fair value at each reporting date. A fair value of $222,865 was determined for the embedded derivative liabilities using a Monte Carlo Simulation model. The embedded derivative liabilities will be re-measured to fair value each reporting period until settlement (see Note 12).

NOTE 10 – STOCKHOLDERS’ DEFICIT

The Company consummated the Business Combination on December 22, 2023, which has been accounted for as a reverse recapitalization (see Note 1 and Note 4).

As a result of the 2024 Reverse Stock Split, each eight pre-split shares of common stock outstanding automatically combined and converted to one issued and outstanding share of common stock without any action on the part of stockholders. No fractional shares of common stock were issued to any stockholders in connection with the 2024 Reverse Stock Split. Each stockholder was entitled to receive one share of common stock in lieu of the fractional share that would have resulted from the 2024 Reverse Stock Split. The number of the Company’s authorized common stock remain unchanged, and the par value of the common stock following the 2024 Reverse Stock Split remained at $0.0001 per share.

The Company has retrospectively adjusted the Old Nukk common shares issued and outstanding prior to December 23, 2023 to give effect to the Business Combination and for the eight-for-one reverse stock split.

Preferred Stock: The Company is authorized to issue 15,000,000 shares of preferred stock with a par value of $0.0001 per share. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, option or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. As of December 31, 2024, September 30, 2024 and September 30, 2023, there were no shares of preferred stock issued and outstanding.

Common stock: The Company is authorized to issue 150,000,000 shares of common stock with a par value of $0.0001 per shares, of which 4,930,531, 2,098,999 and 1,259,333 shares were issued and outstanding as of December 31, 2024, September 30, 2024 and 2023, respectively. The following shares of common stock are reserved for future issuance:

Convertible notes payable	464,217
Stock options issued and outstanding under Old Nukk equity incentive plan	4,823
Stock purchase warrants	5,465,249
5,934,289

Dividend rights: the holders of common stock are entitled to receive dividends and other distributions, as and if declared by the Board out of assets or funds of the Company legally available and shall share equally on a per share basis.

Voting rights: the common stock possesses all voting power of the Company. Each share of common stock is entitled to one vote.

Liquidation: In the event of any liquidation, dissolution or winding up of the Company, after payment or provision of payment of the debts and other liabilities of the Company, the holders of common stock are entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares of common stock held by them.

Common Stock Issuances:

In December 2023, 47,533 shares of Old Nukk common stock with a fair value of $1,802,215 as determined on the issuance date using the reported closing share price was issued to the sponsor of Brilliant in exchange for a receivable from Brilliant. Upon closing of the Business Combination, the receivable recorded by the Company was exchanged with the payable recorded by Brilliant, resulting in a reduction in additional paid-in capital as part of the reverse recapitalization.

In December 2023, 5,629 shares of Old Nukk common stock with a fair value of $213,386 as determined on the issuance date using the reported closing share prices was issued as consideration for services performed by advisors to Old Nukk in connection with the business combination and recorded as a component of deferred transaction cost on the balance sheet. Upon closing of the Business Combination, the deferred transaction costs were reclassified to a reduction in additional paid-in capital as part of the reverse recapitalization.

In December 2023, 8,767 shares of Old Nukk common stock with a fair value of $613,410 as determined on the issuance date using the reported closing share prices were issued as settlement of loans payable – related parties with a carrying value of $270,563. The excess of the fair value of the shares issued over the carrying value of the loans payable – related parties of $342,847 was treated as a capital reduction as the debt holder is a Company shareholder.

In December 2023, 94,710 shares of Old Nukk common stock with a fair value of $6,627,315 as determined on the issuance date using the reported closing share prices were issued as settlement of due to affiliates with a carrying value of $2,727,061. The excess of the fair value of the shares issued over the carrying value of the due to affiliate of $3,900,254 was treated as a capital reduction as the affiliate is an entity that is controlled by a Company shareholder.

In November 2024, 319,952 shares of the Company’s common stock with a fair value of $771,085 as determined on the issuance date using the reported closing share prices were issued to convert the principal and accrued interest on certain convertible notes payable with a carrying value of $771,085 in connection with the Amended Conversion Agreement (see Note 9).

In November 2024, the Company entered into two securities purchase agreements pursuant to which the Company sold 110,707 and 138,556 shares of the Company’s common stock at a purchase price of $2.09456 and 1.7765 per share, respectively, for aggregate gross proceeds of $231,765 and $246,030 respectively. The purchase price per share includes a 5.0% discount from the closing price of the Company as listed on Nasdaq as of the business day immediately prior to the closing date of each securities purchase agreement. Issuance costs totaling $36,281 were incurred in connection to these securities purchase agreements and was recorded as a reduction to additional paid-in capital.

In December 2024, 200,000 shares of the Company’s common stock with a fair value of $464,000 as determined on the issuance date using the reported closing share price were issued to two shareholders as compensation for past services provided and was recorded as share-based compensation expense as a component of professional fees on the accompanying statements of operations and comprehensive loss for the three months ended December 31, 2024.

On November 8, 2024, the Company entered into an exit and settlement agreement (the “Exit and Settlement Agreement”) with three directors of the Board, under which each director resigned effective immediately and each director received 46,700 fully vested shares of the Company’s common stock with a fair value of $108,344 as compensation for past services rendered. An aggregate $325,032 was recorded as share-based compensation expense as a component of compensation and related benefits on the accompanying statements of operations and comprehensive loss for the three months ended December 31, 2024.

On December 16, 2024, the Company issued an aggregate of 1,337,500 stock grants with a fair value of $1,859,125 as determined on the issuance date using the reported closing share prices consisting of restricted shares of common stock under its stock incentive plans to various executive officers, directors and consultants of the Company who have provided services to the Company for an extended period of time with limited compensation. Of these 1,337,500 shares issued, 647,500 and 690,000 were issued to consultants and directors, respectively, with $900,025 and $959,100 recorded as share-based compensation expense as components of professional fees and compensation and related benefits, respectively, on the accompanying statements of operations and comprehensive loss for the three months ended December 31, 2024.

On December 18, 2024, the Company entered into a securities purchase agreement for a private placement (the “Private Placement”) pursuant to which an investor purchased from the Company 1,666,666 units for an aggregate purchase price of $9,999,996 or a per unit price of $6.00 with each unit consisting of (i) one share of the Company’s common stock and (ii) a stock purchase warrant to purchase up to one and one half shares of the Company’s common stock (the “Private Placement Warrant”). The investor may elect to acquire one pre-funded common stock purchase warrant in lieu of one share (the “Pre-Funded Warrant”). The Units were priced in excess of the average Nasdaq Official Closing Price of the Company’s common stock for the five trading days immediately preceding the signing of the Private Placement. The Private Placement closed on December 20, 2024. Issuance costs totaled $865,143 and were recorded as a reduction to additional paid-in capital. On December 19, 2024, 230,000 shares of common stock were issued in connection with the Private Placement.

The Pre-funded Warrant and the Private Placement Warrant permit the investor to acquire a fixed amount of shares of the Company’s common stock at a per share price of $0.0001 and $6.00, respectively, that may be exercised on a cash or cashless basis. The Pre-Funded Warrant is immediately exercisable, at a nominal exercise price of $0.0001 per share, and may be exercised at any time until the Pre-Funded Warrant is fully exercised. The Private Placement Warrant has an exercise price of $6.00 per share, is immediately exercisable on a cash or cashless basis and will expire five years from the date of issuance. The Pre-funded Warrant and the Private Placement Warrant were determined to be liability-classified at the time of issuance.

A liquidated damages cash payment totaling $500,000 is assessed to the Company if registration statements are not filed with the SEC and effective in accordance with the terms of the Private Placement. At issuance, the Company determined it was provable that the Company would be in compliance with the requirements and, as such, did not accrue potential liquidated damages. As of December 31, 2024, the Company determined it was probable the Company would not be compliant with the timeline and, as such, accrued $500,000 as potential liquidated damages as a component of accrued expenses and other current liabilities on the accompanying balance sheets.

During the three months ended December 31, 2024, the Company issued shares of its common stock to settle obligations to vendors at fair value on the grant dates using the reported closing share price on the dates of grant as follows:

	Common stock shares	Fair value	Carrying value obligation	Gain (loss) on extinguishment
October 2024	100,000	$200,000	$140,000	$(60,000)
November 2024	254,660	559,993	392,000	(167,993)
	354,660	$759,993	$532,000	$(227,993)

The excess of the fair value of the shares issued over the carrying value of the associated vendor obligation of $227,993 was treated as a loss on extinguishment and recorded as a component of other (expense) income, net on the accompanying consolidated statements of operations and comprehensive loss as the vendor does not have an affiliate relationship with the Company directly or indirectly.

During the year ended September 30, 2024, the Company issued shares of its common stock to settle obligations to vendors were valued at fair value on the grant dates using the reported closing share prices on the dates of grant as follows:

	Common stock shares	Fair value	Carrying value obligation	Gain (loss) on extinguishment
January 2024	25,338	$750,000	$750,000	$—
May 2024	87,500	501,000	324,601	(176,399)
July 2024	148,694	374,788	262,352	(112,436)
July 2024	37,500	95,400	252,000	156,600
July 2024	37,500	95,400	150,000	54,600
July 2024	25,000	63,600	63,600	—
	361,532	$1,880,188	$1,802,553	$(77,635)

The excess of the fair value of the shares issued over the carrying value of the associated vendor obligation of $288,835 was treated as a loss on extinguishment while the excess of the carrying value of the vendor obligation over the fair value of the shares issued of $211,200 was treated as a gain on extinguishment. Both were recorded as a component of other (expense) income, net on the accompanying consolidated statements of operations and comprehensive loss as the vendor does not have an affiliate relationship with the Company directly or indirectly.

Warrants:

Public Warrants: On June 26, 2020, Brilliant completed an initial public offering that included warrants for shares of common stock (the “Public Warrants’). Each Public Warrant entitles the holder the right to purchase one share of common stock at an exercise price of $11.50 per share. No fractional shares will be issued upon exercise of the Public Warrants. The Company may elect to redeem the Public Warrants, in whole and not in part, at a price of $0.01 per Public Warrant if (i) 30 days’ prior written notice of redemption is provided to the holders, and (ii) the last reported sale price of the Company’s common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders. Upon issuance of a redemption notice by the Company, the warrant holders have a period of 30 days to exercise for cash, or on a cashless basis. On the Closing Date, there were 805,000 Public Warrants issued and outstanding.

Private Warrants: Simultaneous with Brilliant’s initial public offering in June 2020, Brilliant sold warrants to its sponsor and certain of its directors and advisors in a private placement (the “Private Warrants”). The Private Warrants may not be redeemed by the Company so long as the Private Warrants are held by the initial purchasers, or such purchasers’ permitted transferees. The Private Warrants have terms and provisions identical to the Public Warrants, including as to exercise price, exercisability and exercise period, except if the Private Warrants are held by someone other than the initial purchasers’ permitted transferees, then the Private Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. On the Closing Date, there were 32,625 Private Warrants issued and outstanding.

As a result of the Business Combination which was completed on December 22, 2023, Public Warrants and Private Warrants totaling 837,625 were converted into 837,625 warrants of the Company.

Stock Purchase Warrants: In connection with certain note payable agreements (see Note 8) certain convertible notes payable (see Note 9), and the Private Placement (see Note 10) the Company issued stock purchase warrants to certain lenders and investors that permit the lender or investor to acquire a fixed amount of shares of the Company’s common stock at a per share price that ranges between $.0001 and $6.88 for a term that ranges between three and five years that may be exercised on a cash or cashless basis.

Certain warrants were determined to be equity-classified at issuance, and as such, were recorded to additional-paid-in capital at the time of issuance. Certain warrants were determined to be liability-classified at issuance, and as such, were recorded at fair value as a liability on the accompanying consolidated balance sheets and re-measured to fair value each reporting period with the change in fair value recorded as a component of other income (expense) on the accompanying consolidated statements of operations and comprehensive loss. Certain warrants were modified during the three months ended December 31, 2024 at which time the warrant’s classification was re-assessed and the classification changed from equity to liability.

The following table summarizes the shares of the Company’s common stock issuable upon exercise of warrants outstanding at December 31, 2024:

	Warrants Outstanding
	Range of Exercise Price	Number Outstanding at December 31, 2024	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
Public and Private Warrants	$92.00	837,625	0.61	$14.10
April 2024 Warrants	6.88	14,535	0.01	0.02
June 2024 Warrants	2.00	150,000	0.12	0.05
August 2024 Warrants	2.00	175,000	0.15	0.06
November 2024 Warrant	2.41	351,424	0.31	0.15
Pre-funded Warrants	0.0001	1,436,666	1.30	0.00
Private Placement Warrant	6.00	2,499,999	2.27	2.74
	$0.0001 – 92.00	5,465,249	4.77	$17.12

The following table summarizes the shares of the Company’s common stock issuable upon exercise of warrants outstanding at September 30, 2024:

	Warrants Outstanding
	Range of Exercise Price	Number Outstanding at September 30, 2024	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
Public and Private Warrant	$92.00	837,625	3.02	$65.46
April 2024 Warrant	6.88	14,535	0.03	0.08
June 2024 Warrant	2.00	150,000	0.61	0.25
August 2024 Warrant	2.00	175,000	0.72	0.30
	$2.00 – 92.00	1,177,160	4.38	$66.09

Warrant activities for the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023 were as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at September 30, 2022	837,625	$92.00
Issued	—	—
Outstanding at September 30, 2023	837,625	92.00
Issued	339,535	2.21
Outstanding at September 30, 2024	1,177,160	66.10
Issued	2,851,423	4.83
Outstanding at December 31, 2024	4,028,583	$22.73

NOTE 11 – STOCK-BASED COMPENSATION

Old Nukk Equity Incentive Plan

For periods prior to the reverse recapitalization (see Note 4), the Old Nukk Equity Incentive Plan (the “Old Nukk Plan”) permitted the granting of various awards including stock options (including both nonqualified options and incentive options), stock appreciate rights (“SARs”), stock awards, phantom stock units, performance awards and other share-based awards to employees, outside directors and consultants, and advisors to the Company. Only stock options have been awarded to consultants and advisors under the Old Nukk Plan.

Assumed Options converted into an option to purchase a number of shares of the Company’s common stock equal to the product of the number of shares of Old Nukk common stock and the Exchange Ratio at an exercise price per share equal to the exercise price of the Assumed Options divided by the Exchange Ratio. Each Assumed Option is governed by the same terms and conditions applicable to the Assumed Options prior to the Business Combination. No further grants can be made under the Old Nukk Plan.

Stock options generally vest over one to three years, with a maximum term of ten years from the date of grant. These awards become available to the recipient upon the satisfaction a vesting condition based on a period of service. Activity in the Old Nukk Plan for the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023 is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at September 30, 2022	20,896	$187.87
Expired	(5,358)	(186.67)
Outstanding at September 30, 2023 and 2024	15,538	188.28
Forfeited	(10,715)	(25.2)
Outstanding at December 31, 2024	4,823	(550.60)
Options exercisable at December 31, 2024	4,823	$550.60
Options expected to vest	—	$—

The aggregate intrinsic value of both stock options outstanding and stock options exercisable at December 31, 2024 and September 30, 2024 was $0. The exercise price of all outstanding options was greater than the market price on December 31, 2024 and September 30, 2024, and therefore excluded from the intrinsic value computation.

Share-based compensation expense under the Old Nukk Plan for three months ended December 31, 2024 and the years ended September 30, 2024 and 2023 was $5,603, $229,605 and $370,878, respectively, which was recorded as professional fees on the accompanying consolidated statements of operations and comprehensive loss. There was no unrecognized share-based compensation at December 31, 2024.

2023 Equity Incentive Plan

On December 22, 2023, the Company’s shareholders approved a new long-term incentive award plan (the “2023 Plan”) in connection with the Business Combination. The 2023 Plan is administered by the Board. The selection of participants, allotment of shares, determination of price and other conditions are approved by the Board at its sole discretion to attract and retain personnel instrumental to the success of the Company. Under the 2023 Plan, the Company may grant an aggregate of 125,000 shares of common stock in the form of stock options (incentive or nonqualified), SARs, stock awards, restricted stock, stock units, and other stock or cash based awards.

On December 16, 2024, the Company issued an aggregate of 1,337,500 stock grants with a fair value of $1,859,125 as determined on the issuance date using the reported closing share prices consisting of restricted shares of common stock under its stock incentive plans to various executive officers, directors and consultants of the Company who have provided services to the Company for an extended period of time with limited compensation.

NOTE 12 – FAIR VALUE MEASUREMENT

Customer digital currency assets and liabilities represent the Company’s obligation to safeguard customer digital currencies. Accordingly, the Company has valued the assets and liabilities using quoted market prices for the underlying digital currencies which is based on Level 2 inputs.

The Black-Scholes option pricing model is used to estimate fair value of liability-classified stock purchase warrants issued in connection with convertible notes (see Note 9) and the liability-classified pre-funded stock purchase warrants issued in connection with the December 2024 Private Placement (see Note 10). A Monte Carlo simulation model is used to estimate the fair value of liability-classified stock purchase warrants issued in connection with the December 2024 Private Placement (see Note 10). Both models utilize the following assumptions:

●	Risk-free interest rates are derived from the yield on U.S. Treasury debt securities in effect on the date of measurement.

●	Dividend yields are based on our historical dividend payments, which have been zero to date.

●	Volatility is estimated from historical volatility of a peer group over a similar period.

●	The expected term is based on the time to expiration of the warrants from the date of measurement.

The Monte Carlo simulation model also incorporates management’s judgments for the occurrence or non-occurrence of certain events as well as the probability of certain scenarios impactful to the valuation of the liability-classified stock purchase warrants issued in connection with the December 2024 Private Placement.

The assumptions used for the Black-Scholes option pricing model for liability-classified stock purchase warrants are as follows:

June 2024 Warrants	December 31, 2024	November 2024 Modification
Expected term (years)	4.4 years	4.6 years
Risk-free interest rate	4.4%	4.4%
Expected volatility	114.2%	113.8%
Expected dividend yield	0.0%	0.0%

November 2024 Warrants	December 31, 2024	November 2024 Issuance
Expected term (years)	4.9 years	5.0 years
Risk-free interest rate	4.2%	4.2%
Expected volatility	114.2%	113.8%
Expected dividend yield	0.0%	0.0%

Pre-funded Warrants	December 31, 2024	December 2024 Issuance
Expected term (years)	5.0 years	5.0 years
Risk-free interest rate	4.3%	4.3%
Expected volatility	114.2%	113.8%
Expected dividend yield	0.0%	0.0%

The assumptions used for the Monte Carlo simulation model for liability-classified stock purchase warrants and the embedded derivative liability issued in connection with a convertible note are as follows:

December 2024 Warrants	December 31, 2024	December 2024 Issuance
Expected term (years)	5.0 years	5.0 years
Risk-free interest rate	4.3%	4.3%
Expected volatility	114.2%	113.8%
Expected dividend yield	0.0%	0.0%
Probability of a fundamental event	10.0%	10.0%

Embedded Derivative Liability	December 31, 2024	December 2024 Issuance
Expected term (years)	0.9 years	1.0 years
Risk-free interest rate	4.2%	4.3%
Expected volatility	156.2%	157.5%
Expected dividend yield	0.0%	0.0%
Conversion discount	10.0%	10.0%
Interest rate	10.0%	10.0%
Redemption premium	$50,000	$50,000

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2024:

	Quoted Price in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance at December 31,
	(Level 1)	(Level 2)	(Level 3)	2024
Liabilities
June 2024 Warrant	—	—	5,333,794	5,333,794
November 2024 Warrant	—	—	12,467,515	12,467,515
Pre-funded warrant liabilities	—	—	52,682,426	52,682,426
Private Placement Warrants	—	—	94,286,790	94,286,790
Embedded derivative liability	—	—	847,753	847,753
Total liabilities	$—	$—	$165,618,278	$165,618,278

The Company did not make any transfers into or out of Level 3 of the fair value hierarchy during the three months ended December 31, 2024. The Company had no assets or liabilities measured and recorded at fair value on a recurring basis as of September 30, 2024 and 2023.

The following table provides a reconciliation of the warrants measured at fair value using Level 3 inputs:

	Embedded Derivative Liability	June 2024 Warrant	November 2024 Warrant	Pre-funded Warrant	Common Stock Warrant

Balance at October 1, 2024	$—	$—	$—	$—	$—
Additions	222,865	283,293	663,408	5,085,682	18,153,362
Change in fair value	624,888	5,050,501	11,804,107	47,596,744	76,133,428
Ending balance, December 31, 2024	$847,753	$5,333,794	$12,467,515	$52,682,426	$94,286,790

NOTE 13 – INCOME TAXES

The components of net income (loss) were attributable to the following regions:

	Three months ended December 31,	Years Ended September 30,
	2024	2024	2023
United States – continuing operations	$(160,630,004)	$(7,377,598)	$(16,710,346)
United States – discontinued operations	—	(261,186)	425,000
Foreign – discontinued operations	(157,975)	(879,736)	(1,143,082)
Total	$(160,787,979)	$(8,518,520)	$(17,428,428)

The components of income taxes expense consisted of the following:

	Three months ended December 31,	Years Ended September 30,
	2024	2024	2023
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—
Total current income taxes expense	—	—	—
Deferred:
Federal	(33,734,201)	(1,428,756)	(665,382)
State	(11,421,436)	(483,736)	(225,279)
Foreign	(26,757)	(163,087)	(98,604)
Total deferred income taxes (benefit)	(45,182,394)	(2,075,579)	(989,265)
Change in valuation allowance	45,182,394	2,075,579	989,265
Total income taxes expense	$—	$—	$—

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate were as follows:

	Three months ended December 31,	Years Ended September 30,
	2024	2024	2023
Statutory federal income tax rate	21.0%	21.0%	21.0%
State tax	7.1%	6.0%	0.8%
Foreign rate different rates	0.0%	(0.2)%	(0.1)%
Permanent differences	0.0%	(0.9)%	(17.2)%
Change in valuation allowance	(28.1)%	(25.9)%	(4.5)%
Effective tax rate	0.0%	0.0%	0.0%

The components of the Company’s net deferred tax assets (liabilities) as of December 31, 2024 and September 30, 2024 and 2023 were as follows:

	Three months ended December 31,	September 30,	September 30,
	2024	2024	2023
Deferred tax assets
Net operating loss carry-forwards	$8,394,484	$2,917,949	$1,726,620
Accrued directors’ compensation	146,792	137,890	100,410
Stock-based compensation	720,093	718,518	653,976
Loss from change in fair value – derivative liabilities	39,694,038	—	—
Impairment of digital assets	—	—	1,511
Allowance for credit losses	11,027	11,027	123,554
Unrealized foreign currency exchange loss	1,344	—	612
Capitalized SPAC acquisition related professional fee	1,261,780	1,261,780	364,902
Total deferred tax assets, gross	50,229,558	5,047,164	2,971,585
Valuation allowance	(50,229,558)	(5,047,164)	(2,971,585)
Total deferred tax assets	$—	$—	$—

The Company provided a valuation allowance equal to the deferred income tax assets for the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023 because it is not presently known whether future taxable income will be sufficient to utilize the loss carry-forwards. The valuation allowance could be reduced or eliminated based on future earnings and future estimates of taxable income. At each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, only the portion of the deferred tax asset that is more likely than not to be realized was recognized. However, if the Company is not able to generate sufficient taxable income from its operations in the future, then a valuation allowance to reduce the Company’s U.S. deferred tax assets may be required, which would increase the Company’s expenses in the period the allowance is recognized.

As of December 31, 2024, the Company had $27,822,126 in U.S. federal net operating loss carry-forwards that can be utilized in future periods to reduce taxable income. However, due to changes in stock ownership, the use of the U.S. federal net operating loss carry-forwards is limited under Section 382 of the Internal Revenue Code. The Company has not performed a study to determine if the loss carryforwards are subject to these Section 382 limitations. $258,405 of the net operating loss carry-forwards will expire in fiscal years 2033 through 2038. The remaining net operating loss carry-forwards do not expire. In addition, the Company has net operating losses in Malta and United Kingdom totaling $447,770 and $2,010,293, respectively, with no expiration date.

As of December 31, 2024 and September 30, 2024 and 2023, the Company did not identify any uncertain tax positions that would require either recognition or disclosure in the accompanying consolidated financial statements. The Company recognizes interest and penalties related to uncertain income tax positions in income tax expense. There was no interest or penalties recorded for the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023.

The Company has a December 31 tax year-end. The federal, state and foreign income tax returns of the Company are subject to examination by various tax authorities, generally for three years after they are filed. The Company is not subject to income taxes in Bermuda. The Company’s 2021 through 2024 tax years are subject to examination.

NOTE 14 – RELATED PARTY TRANSACTIONS

Departure of Directors and Certain Officers and Election of Directors and Appointment of Certain Officers: On July 24, 2024, the Company’s Chief Executive Officer (the “Original CEO”) resigned from his management position at the Company and from the Board. The Chief Operating Officer, and a director of the Company, was appointed as the new Chief Executive Officer (the “New CEO”) effective July 24, 2024.

The Lender, the Original CEO, and the New CEO, entered into a settlement agreement pursuant to which the New CEO resigned from his management position at the Company and from the Company’s Board effective September 4, 2024. In conjunction with the New CEO’s resignation, the number of Board seats increased from six to seven and appointed two new directors to fill such vacancies, one of whom was also appointed as Chief Executive Officer of the Company effective September 2024.

Advances – related party

Advance to Star: In December 2024, the Company advanced $1,000,000 to Star pursuant to the terms of the Star Agreement (see Note 1). This amount is a short-term, non-interest bearing advance in nature and will be deducted from the total investment consideration upon the closing of the Star Agreement. No interest was imputed due to immateriality. In the event the Star Agreement is not approved, the total amount of the advance will be returned to the Company from Star shortly thereafter.

Due to affiliates: Amounts owed to affiliates totaled $42,471, $42,471 and $1,255,820 as of December 31, 2024, September 30, 2024 and 2023, respectively. Amounts due to these affiliates are short-term in nature, non-interest bearing, unsecured and repayable on demand. The nature of these transactions consists of the following:

Investments: At the time the Company acquired a 5.0% interest in a privately held company’s equity securities, a shareholder of the Company and a director of the Company owned, directly and indirectly, approximately 40.0% and 10.0% of the outstanding securities of that privately held company (see Note 6).

Company Common Stock Issuances: In connection with certain settlement agreements entered into during the three months ended December 31, 2024 with three directors and two officers of the Company, 340,100 shares with a fair value of $789,032 were issued as compensation for services previously rendered. In addition, in December 2024, 690,000 shares with a fair value of $959,100 were issued to current directors of the Company as incentive compensation (see Note 10 and Note 11).

Transaction Advisory: A member of the Company’s Board was also a managing director of a transaction advisory firm (“TA Firm”) at the time the Company entered into a letter agreement in November 2021 to engage the TA firm to serve as the exclusive transactional financial advisor and finder with respect to the Business Combination. The letter agreement of the TA Firm was terminated effective October 2023 and the board member resigned effective October 2023. The Company incurred advisory fees totaling $0, $70,000 and $0 incurred during the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023, respectively. The TA Firm ceased being a related party at the time the board member resigned.

Monies on behalf of related party entities: Occasionally, the Company will pay monies on behalf of an affiliate or an affiliate will pay monies on behalf of the Company.

At September 30, 2024, the Company was released from its obligation of $192,069 to an affiliate where a shareholder has a controlling interest in the affiliate for services received. The Company recognized a gain on settlement of due to affiliates as a component of other (expense) income on the accompanying consolidated statements of operations for the year ended September 30, 2024.

At September 30, 2023, the balance of $229,837 owed from one affiliate where a shareholder has a controlling interest in the affiliate, represented advances made to the affiliate and monies that the Company paid on behalf of the affiliate, were written off after exhaustive efforts at collection.

Loans payable – related parties: The Company has entered into several promissory notes, and made repayments thereon, with shareholders and affiliates during the three months ended December 31, 2024 and the years ended September 30, 2024 and 2023 (see Note 7).

Notes receivable – related parties

Brilliant note receivable: During the year ended September 30, 2023, the Company made non-interest bearings loans with an aggregate principal of $299,650 to Brilliant. The principal was payable promptly after the date on which Brilliant consummated an initial business combination with a target business. These loans were not convertible into any securities of Brilliant. At September 30, 2023, the amount of $299,650 was written off after exhaustive efforts at collection.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Indemnifications: The Company has indemnity agreements with certain officers and directors of the Company pursuant to which the Company must indemnify the officer or director against all expenses, judgments, fines, and amounts paid in settlement reasonably incurred in connection with a third party proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and in the case of a criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. It is not possible to determine the maximum potential exposure under these indemnification agreements: (i) because the facts and circumstances involved in each claim are unique and the Company cannot predict the number or nature of claims that may be made; (ii) due to the unique facts and circumstances involved in each particular agreement; and (iii) due to the requirement for a registration of the Company’s securities before any of the indemnification obligations contemplated in the IRA become effective.

Legal and regulatory proceedings: The Company is subject to various litigation, regulatory investigations, and other legal proceedings that arise in the ordinary course of its business. The Company is also subject to regulatory oversight by numerous regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements.

Vendor settlement: In December 2024, the Company settled a vendor’s outstanding claims through a one-time lump sum payment of $50,000, recording the entire payment as a loss on settlement of vendor obligations as a component of other income (expense), net on the accompanying statements of operations and comprehensive loss for the three months ended December 31, 2024.

White lion stock purchase agreement: On May 17, 2022, the Company entered into a Stock Purchase Agreement (the “White Lion Agreement”) with White Lion Capital Partners, LLC a California-based investment fund (“White Lion”). Under the terms of the White Lion Agreement, the Company had the right, but not the obligation, to require White Lion to purchase shares of its common stock up to a maximum amount of $75,000,000. In January 2024, the Company issued 202,702 shares of the Company’s common stock with a fair value of $750,000 to settle its obligation owed under the White Lion Agreement (see Note 10). On February 21, 2024, the Company terminated the White Lion Agreement.

Securities Purchase Agreement: On December 15, 2024, the Company entered into a Securities Purchase Agreement and Call Option, as amended by Amendment No. 1 dated February 11, 2025 (the “Star Agreement”) with Star 26 Capital Inc. (“Star”), the shareholders of Star (“Star Equity Holders”) and an officer of the Company acting in his capacity as the representative of the Star Equity Holders, to acquire a controlling 51% interest in Star, an Israeli corporation engaged as a supplier of generators for “iron dome” launchers and other defense products, in exchange for an aggregate investment of $21,000,000 that consists of :

●	A minimum amount of $5,000,000 in cash

●	a promissory note in the principal amount of $16,000,000, less (i) the amounts outstanding under Seller Notes, which shall be forgiven and cancelled as of the closing of the transaction, and (ii) any portion of the cash payment to the Sellers in excess of $5,000,000 (the “Investment Note”). The Investment Note matures 12 months following the closing.

●	2,385,170 shares of the Company’s common stock issued to the Star Equity Holders which shall constitute approximately 29.75% of the issued and outstanding capital of the Company on a fully diluted basis, excluding the out of the money warrants

●	6,907,859 stock purchase warrants with a five year term and an exercise price of $1.50 per share

The Star Equity Holders granted the Company an option (the “Option”) to purchase the balance of their equity in Star (49.0%) for an aggregate $16,084,250 (the “Option Exercise Price”) in consideration for the issuance to the Star Equity Holders five-year stock purchase warrants to purchase an aggregate of 720,000 shares of the Company’s common stock with an exercise price of $1.50 per share. The Option Exercise Price to be paid by the Company to the Star Equity Holders consists of

●	$3,00,000 in cash,

●	a promissory note in the principal amount of $3,000,000, which accrues interest at 8.0% per annum and is due and payable six months after the issuance thereof,

●	2,385,170 shares of the Company’s common stock issued to the Star Equity Holders

●	5,109,789 stock purchase warrants with a five-year term and an exercise price of $1.50 per share

If, for a period of 12 months after the closing of the Star Agreement, the Company’s shares of common stock are delisted from Nasdaq, Star shall have the right, at its own discretion, to require the Company to exchange the Investment Note for all the shares of Star then held by the Company, provided, however, the Option shall be automatically cancelled and Star shall retain any cash payments made by the Company to Star and the Company shall retain an equity interest in Star equivalent to all cash payments. The closing of the Transaction is subject to customary closing conditions, including regulatory approvals, third-party consents, and approval by the Company’s shareholders as required under applicable Nasdaq listing rules.

If the Star Agreement is canceled because stockholder approval was not obtained within 90-days after the date of the Star Agreement and the failure was a result of the Company failing to perform or observe the covenants or agreements of the Company provided for in the terms of the Star Agreement, the Seller is entitled to damages of $1,800,000 from the Company.

As a result of the Settlement Agreement and subject to the closing of the acquisition of Star, the Company’s business will be focused on the defense sector.

NOTE 16 – SUPPLEMENTAL INFORMATION CONDENSED FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED DECEMBER 31, 2023

Condensed consolidated statement of operations for the three months ended December 31, 2023 was:

Amount
Total operating expenses	$2,801,355
Loss from operations	(2,801,355)
Total other expense	(5,862)
Net loss from continuing operations	(2,807,217)
Net loss from discontinued operations	(6,120,878)
Net loss	$(8,928,095)

NET LOSS PER COMMON SHARE (1):
Basic and diluted, continuing operations	$(2.13)
Basic and diluted, discontinued operations	(4.63)
Basic and diluted	$(6.76)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic and diluted	1,320,456

(1)	Retroactively restated for the reverse recapitalization as described in Note 1 and Note 4 and the one-for-eight reverse stock split described in Note 14.

Condensed consolidated statement of cash flows for the three months ended December 31, 2023 was:

Amount
Net loss	$(8,928,095)
Net loss from discontinued operations	(6,120,878)
Net loss from continuing operations	$(2,807,217)
Adjustments to reconcile net loss to net cash used in operating activities	69,064
Changes in operating assets and liabilities	4,784,982
Net cash provided by operating activities, continuing operations	2,046,829
Net cash used in operating activities, discontinued operations	(2,784,660)
NET CASH USED IN OPERATING ACTIVITIES	(737,831)
Net cash provided by investing activities, continuing operations	—
Net cash provided by investing activities, discontinued operations	130,137
NET CASH PROVIDED BY INVESTING ACTIVITIES	130,137
Net cash provided by financing activities, continuing operations	773,161
Net cash used in financing activities, discontinued operations	(26,990)
NET CASH PROVIDED BY FINANCING ACTIVITIES	746,171
EFFECT OF EXCHANGE RATE ON CASH – DISCONTINUED OPERATIONS	33,314
NET CHANGE IN CASH	171,791
Cash - beginning of period, including discontinued operations	691,819
Cash - end of period, including discontinued operations	863,610
Less: cash from discontinued operations	812,229
Cash – end of period from continuing operations	$51,381

NOTE 17 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

The Company established the Nukkleus Inc 2025 Equity Incentive Plan (the “2025 Plan”) to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company by providing them the opportunity to acquire a proprietary interest in the Company and to align their interest and efforts to the long-term interest of the Company’s stockholders. The 2025 Plan will be administered by the Board of Directors and has 1,950,000 shares of the Company’s common stock reserved for issuance. The 2025 Plan is subject to shareholder approval at a meeting schedule during the first quarter of calendar year 2025.

On February 11, 2025, the Company, Star and the Star Equity Holders, entered into an Amendment No. 1 to the Star Agreement (the “Amendment”) providing that the consideration to be invested by the Company into Star shall be increased to $21,000,000 from $15,000,000 consisting of cash in the amount of $5,000,000, as initially contemplated, and increasing the Investment Note to $16,000,000. Further, the Amendment increased the amount that the Company will lend to Star prior to the closing date from $1,000,000 to $1,800,000. The Amendment also provided that in the event Star consummates its initial public offering or a direct listing to a national exchange (Nasdaq or NYSE) of its shares of Class A Common Stock, then the Option shall automatically expire. Mr. Shalom, who is the Chief Executive Officer and a director of the Company, is a controlling shareholder, Chief Executive Officer and a director of Star.

On February 14, 2025, the Board of Directors of the Company approved a change in the Company’s fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 2024. The decision to change the fiscal year was made to align the Company’s financial reporting with the calendar year, which is expected to enhance operational efficiency, improve comparability with industry peers, and better serve the needs of shareholders. Further, the Company intends to align its fiscal year with Star, the Company’s proposed acquisition.

Unaudited Subsequent Events

Star 26 Capital Inc.

On May 13, 2025, the parties entered into Amendment No. 2 increasing the amount that the Company will lend to Star prior to the closing date from $1,800,000 to $3,000,000 and removing the closing condition that a fairness opinion be delivered at closing. Star also executed a promissory note memorializing the previous $2,000,000 funded by the Company as well as future advances to be provided to Star up to a total of $3,000,000. The promissory note provides that the loans are due November 30, 2025 if the transactions contemplated by the Star Agreement are not consummated by said date.

On June 15, 2025, the Company entered into an additional amendment (“Amendment No. 3”) to the Star Agreement. Pursuant to the terms of Amendment No. 3, the parties clarified that if the Company fails to make all payments by the agreed time or if the Star Agreement is terminated as a result of the Company failing to perform or observe the covenants or agreements of the Company, or if the Company fails to maintain its listing on Nasdaq, Star 26 shall be entitled to a payment from the Company in the amount of $3,000,000.

On July 25, 2025, the Company entered into an additional amendment (“Amendment No. 4”) to the Star Agreement. Pursuant to the terms of Amendment No. 4, Menachem Shalom, the holder of all the Class B common stock of Star 26, agreed that all said shares shall be converted to Class A common stock of Star. The objective of such cancellation and conversion is to eliminate the disparity between the super voting rights of the Class A common stock of Star and the economic rights.

On September 15, 2025, the Company entered into an Amended and Restated Securities Purchase Agreement and Call Option (the “Amended Star Agreement”) which amended and restated in its entirety the Star Agreement. Pursuant to the Amended Star Agreement, the Company is to acquire a controlling 100% interest in Star.

Star currently holds (1) 100% of B. Rimon Agencies Ltd. (“Rimon”), an Israeli corporation engaged as distributor of military-grade generators, masts and lighting systems and that is, among other clients, a supplier of generators for “Iron Dome” launchers, (2) 67% of Water.IO Ltd., an Israeli corporation engaged in smart hydration technology, and (3) a convertible loan issued by I.T.S. Industrial Techno-logic Solutions Ltd., an Israeli corporation which designs, develops and manufactures fully integrated electro-mechanical machines, assembly lines and custom motion systems.

Pursuant to the Amended Star Agreement, at closing the Company will acquire 100% of the issued and outstanding capital of Star in consideration of (i) $21,000,000, to be paid by a 12-month $16,000,000 promissory note and the balance in $5,000,000 cash, less any amounts lent to Star from the Company since the Star Agreement signed among the parties, (ii) 4,770,340 shares of common stock of the Company, (iii) a five-year warrant to purchase an aggregate of 12,017,648 shares of the Company’s common stock for an exercise price of $1.50 per share, (iv) $3,000,000 in cash and (v) a 6-month promissory note in the principal amount of $3,000,000, which shall accrue interest at the rate of 8%.The shares, warrants, cash and the 6-month note will be assigned by Star to the Star Equity Holders pro ratably.

The closing of the transaction is subject to customary closing conditions, including the approval by the Company’s shareholders as required under applicable Nasdaq listing rules.

If the Amended Star Agreement is terminated as a result of the Company failing to perform its obligations, if the shareholders of the Company do not approve the transaction or if the shares of the Company are no longer listed on Nasdaq, the Company shall pay Star liquidated damages of $3,000,000.

Mr. Shalom, who is the Chief Executive Officer and a director of the Company, is a controlling shareholder, Chief Executive Officer and a director of Star. If the Transaction is consummated, Mr. Shalom will also be a controlling shareholder of the Company.

On January 12, 2026, the Company completed its acquisition of 100% of the issued and outstanding capital of Star 26 Capital Inc., pursuant to the terms of that certain Amended and Restated Securities Purchase Agreement and Call Option, dated September 15, 2025. As a result of the acquisition, Star 26 became a wholly-owned subsidiary of the Company.

Match Financial / DRFQ Matter

In August 2025, the Company determined that it no longer had a controlling financial interest in Digital RFQ due to loss of access to financial records. Accordingly, the Company expects to deconsolidate Digital RFQ during the third quarter of fiscal year 2025. The results of discontinued operations for the three months ended June 30, 2025 remain included in these financial statements on an estimated basis (see Note 4).

On August 5, 2025, the Company was notified that on July 29, 2025, Match Financial Limited, a wholly-owned subsidiary of the Company, was placed into administration in the United Kingdom pursuant to the Insolvency Act 1986 resulting in the appointment of two administrators (the “Administrators”) and the Administrators completed a pre-packaged sale of Match Financial’s entire shareholding in DRFQ to Match Financial Holdings Limited, a newly formed entity owned by Mr. Khurshid, for nominal consideration of £102,000. The Company is consulting with UK counsel regarding this matter.

East Asia

On June 25, 2025, the Company entered into a Mutual Release Agreement dated June 19, 2025 with East Asia Technology Investments Limited (“East Asia”) and Palm Global Technologies Limited (“Palm”). Pursuant to the Mutual Release Agreement, Palm and East Asia released the Company and the Company released Palm and East Asia from all claims, demands, causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, and any other liabilities whatsoever.

The release was executed in connection with the sale of the August 2024 Note and August 2024 Warrant to an unaffiliated third party.

On August 11, 2025, the Company entered into a settlement agreement with the current holder (the “Holder”) of the August 2024 Note and August 2024 Warrant. Pursuant to the terms of the settlement agreement, the Holder agreed to waive all events of default in relation to the August 2024 Note. Additionally, the Holder agreed to convert the August 2024 Note into 243,155 shares of common stock based on the post-reverse stock split conversion price of $2.50 per share. In consideration of such waiver and conversion, the Company agreed to issue to the Holder a pre-funded warrant to purchase 1,702,088 shares of the Company’s common stock. Furthermore, on August 11, 2025, the Company agreed to exchange the August 2024 Warrant for a new warrant (the “Exchange Warrant”) in form and substance similar to the August 2024 Warrant, provided that such Exchange Warrant permitted the Holder to exercise such Exchange Warrant on a cashless basis. The Holder then exercised the Exchange Warrant on a cashless basis, resulting in an issuance of 123,860 shares of the Company’s common stock.

Darwin Warrant

On July 30, 2025 the Company entered into a warrant agreement with Synthetic Darwin LLC (“Darwin”), enabling the Company to acquire up to 200 million Darwin tokens, a new class of self-evolving AI network tokens developed by Darwin. Darwin is a self-training and evolving AI that can be used to test and simulate multiple scenarios in finance, healthcare and defense. This software aims to allow companies to run scenarios and find the best configuration for financial services, drugs, defense-related software and more. The Company has identified the potential in such AI software and decided to enter into this warrant agreement for Darwin tokens, which will allow the Company and the Company’s future subsidiaries to use this platform.

Blade Ranger

On August 20, 2025, the Company entered into an Exclusive Distribution Agreement (the “Agreement”) with Blade Ranger Ltd. (“Blade Ranger”), an Israeli public company specializing in development of drones payloads.

Blade Ranger develops and commercializes drone technologies for the solar energy market. In addition, it has developed a payload that is used by defense and homeland security forces.

Pursuant to the Agreement, Blade Ranger granted Nukkleus exclusive distribution rights for defense and homeland security sector in the United States for its proprietary product - a unique drone payload that can be used by military forces and homeland security organizations.

Nukkleus shall pay Blade Ranger $100,000 for the exclusive U.S. rights, with the first payment is to be made by the end of November 2025, and equal payments are due at the end of the next three consecutive quarters. The Company committed to purchase 5 units in Year 1, 10 units in Year 2, and 15 units in Year 3. Upon meeting these targets, the Agreement extends for an additional five years with a 20 unit annual commitment. If Nukkleus achieves 125% of revenue targets in any year, it will receive an 8% credit on annual purchases.

As part of this strategic shift, Nukkleus will incorporate a new subsidiary in Delaware, Nukkleus Defense Technologies, Inc., to focus on the commercialization of third-party defense-related products, technologies and solutions (including the Blade Ranger products) and to explore the development and commercialization of proprietary solutions targeting defense and aerospace markets.

Mandragola Joint Venture

On August 28, 2025, the Company, Nukk Picolo Ltd., a wholly-owned Israeli subsidiary of Nukkleus (“Nukk Picolo”) and Mandragola Ltd., an Israeli company (“Mandragola”) entered into a Joint Venture Agreement (the “JV Agreement”).

Pursuant to the terms of the JV Agreement, the parties will establish a joint venture company in Israel (the “JV Company”) which is intended to establish advanced manufacturing zones in both the Baltics and Israel, designed to support civil and defense aviation needs. Plans also include the development of a NATO-compliant logistics hub in Riga in cooperation with additional regional partners, as well as facilities dedicated to licensed maintenance and repair (MRO) services, aircraft modernization, resale, and leasing, including the deployment of the de-icing technology for commercial aircrafts which Nukkleus recently licensed (on an exclusive basis) from Blade Ranger Ltd. Pursuant to the JV Agreement, Nukk Picolo will hold 51% equity interest in the JV Company. The JV Agreement provides that, under certain specified conditions, Nukkleus can require Mandragola sell to Nukkleus its participating interest in the JV Company in consideration for the issuance of Nukkleus’ common stock based on the then specified valuation of JV Company as set forth in the JV Agreement.

Mandragola is a Israeli business development and investment company specializing in advanced technologies and strategic partnerships. Under the JV Agreement, Mandragola has undertaken to provide to the JV Company a 24 month committed credit line of up to $2 million on an as needed basis.

Nukk Picolo.has the right to designate three of the five member board of the JV Company with Mandragola designating the remaining two directors.

Under the JV Agreement, Nukkleus will issue to Mandragola 310,000 restricted shares of Nukkleus common stock. In addition, Nukkleus will issue to Mandragola (i)five year warrants to purchase 250,000 shares of Nukkleus’ common stock at a per share exercise price of $4.40, (the “Warrants”) and (ii) five year warrants for an additional 350,000 shares at a per share exercise price of $6.00 (the “Performance Warrants”). The Performance Warrants only vest upon the JV Company achieving $25 million cumulative revenue. If the revenues targets are not achieved by the JV Company within the five-year period, the Performance Warrants expire.

Tiltan Acquisition

On September 1, 2025, the Company, together with its wholly-owned Israeli subsidiary Nukk Picolo Ltd. (the “Subsidiary”), entered into a Stock Purchase Agreement (the “Agreement”) with Tiltan Software Engineering Ltd. (“Tiltan”), an Israeli corporation specializing in AI software solutions for the defense and aerospace industry, and Arie Shafir, the sole shareholder of Tiltan (the “Shareholder”).

Tiltan is an Israeli company established in 2015 that specializes in AI solutions used for Geographic Information Systems (GIS), mapping, modeling, and simulation technologies for defense and commercial applications.

Pursuant to the Agreement, the Subsidiary will acquire 100% of the issued and outstanding share capital of Tiltan for a total purchase price of NIS 47,600,000 (approximately $14 million at current exchange rates) (the “Purchase Price”).

The Purchase Price will be paid through a combination of cash and equity consideration as follows:

Cash Component: NIS 35,700,000 (approximately $10.5 million), representing 75% of the Purchase Price, will be paid in six equal installments of NIS 5,950,000 (approximately $1.75 million) each. The first installment is payable at closing, with subsequent payments due every 36 days thereafter over a 180-day period. In connection with the cash component, upon execution and delivery of the Agreement the Company issued a secured promissory note (the “Note”) to the Shareholder in the principal amount of NIS 29,750,000 (approximately $8.75 million), representing five-sixths of the cash component. The Note is non-interest bearing unless an event of default occurs, in which case interest accrues at 10% per annum. The Note is payable in five equal installments of NIS 5,950,000 each, payable over the 180-day payment period. The Company may prepay the Note at any time without penalty. Additionally, NIS 666,667 from each of the first three cash payments (totaling NIS 2,000,000) will be retained by Tiltan as working capital rather than distributed to the Shareholder. The Note is secured by a first-priority lien on the Tiltan shares to be transferred to the Company.

Equity Component: At closing, the Company will deposit into escrow shares of Nukkleus common stock to secure the payment due on the 180th day after closing (the “Settlement Date”). On the Settlement Date, the Shareholder will receive from escrow the number of shares equal to 25% of the Purchase Price, with the number of shares to be based on the market price on the Settlement Date. If the value of the shares in escrow are more than 25% of the Purchase Price, the Shareholder shall receive only that number of shares to which he is entitled to and the excess shares shall be returned to the Company. If the value of the escrowed shares are less than 25% of the Purchase Price, or NIS 11,900,000 (approximately $3.5 million), the Company will issue additional shares to the Shareholder or pay the differential in cash.

The transaction is subject to customary closing conditions, including the receipt of required regulatory approvals, including the Israeli Defense Export Controls Agency and delivery of PCAOB-compliant audited financial statements for Tiltan for fiscal years 2023 and 2024 and quarterly reviewed financials statements for 2025 and the distribution by Tiltan of a dividend to the Shareholder.

In connection with the transaction, the parties have agreed to establish an employee retention and incentive program consisting of (i) NIS 500,000 to be allocated by the Shareholder from the Purchase Price, (ii) NIS 1,000,000 in cash to be contributed by Nukkleus, and (iii) NIS 1,000,000 in Nukkleus stock options to be granted to Tiltan employees. Tiltan’s CEO will determine individual allocations under this program.

Through this acquisition, Nukkleus will obtain Tiltan’s portfolio of proprietary defense and aerospace software products, including T-BAT (GPS-denied navigation and landing software), T-TRACK (real-time video motion detection and tracking), AGM (3D mapping and GIS generation from aerial imagery), TOPS (physics-based 3D simulation system with thermal and radar capabilities), Majestic.ai (AI training dataset and synthetic data generation), and T-Aware (multi-sensor operational management system for situational awareness).

The Agreement contains customary representations, warranties, and covenants of the parties. The parties have agreed to indemnification provisions subject to a deductible and cap equal to 10% of the Purchase Price. The Agreement is governed by Delaware law with disputes subject to mediation and, if necessary, adjudication in the courts of Tel Aviv-Jaffa, Israel applying Delaware law.

As part of the Company’s strategic expansion into defense and aerospace markets, Nukkleus has incorporated Nukkleus Defense AI Applications, Inc., a Delaware subsidiary (“Nukkleus Defense”), which will focus on the commercialization of Tiltan’s defense-related software solutions and the development of proprietary software solutions for defense and aerospace applications.

On December 30, 2025, the Company consummated the 100% acquisition of Tiltan Software Engineering Ltd., in consideration of NIS 47,600,000 (approximately $14,000,000). The purchase price is payable in a combination of (i) cash equal to 75% of the purchase price and (ii) shares of the Company’s common stock equal to 25% of the purchase price. As a result of the acquisition, Tiltan became an indirect wholly owned subsidiary of the Company.

September 2025 Private Placement

On September 4, 2025, the Company entered into a Securities Purchase Agreement with certain accredited investors (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) pursuant to which the investors (the “Purchasers”) agreed to purchase from the Company 200 units for an aggregate purchase price of $10,000,000 or a per unit price of $50,000, with each unit consisting of (i) one restricted share (each a “Share” and collectively, the “Shares”) of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and (ii) restricted common stock purchase warrants to initially purchase up to 15,957 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company, subject to adjustment and exchange as described herein (the “Common Warrants” and the shares of Common Stock issuable upon exercise or exchange of the Common Warrants, the “Warrant Shares”). The Private Placement Offering closed on September 9, 2025.

Each Share of Series A Preferred Stock has a stated value of $50,000 (the “Stated Value”) and will initially be convertible into 10,224 shares of Common Stock (the “Conversion Shares”) (or pre-funded warrants in lieu thereof (the “Pre-Funded Warrants”)), calculated by dividing the Stated Value by the initial conversion price equal to $4.89 per Share (the “Initial Conversion Price”). The Initial Conversion Price is subject to adjustment upon stock splits, distributions, reorganizations, reclassifications, change of control and the like, and is also subject to price-based anti-dilution adjustments for subsequent offerings made by the Company while the Series A Preferred Stock remains outstanding (subject to certain exempt issuances). The Initial Conversion Price will also be adjusted upon receipt of Stockholder Approval (as hereinafter defined), if obtained, to the lower of (i) the then applicable conversion price and (ii) the price per share of the Common Stock on its trading market upon the earlier of (A) effectiveness of the Initial Registration Statement (as defined herein) required to be filed pursuant to the Registration Rights Agreement (as defined herein) or (B) upon applicability of Rule 144 as it relates to the sale of the Conversion Shares.

The Series A Preferred Stock is convertible at the option of the holder at any time and will be automatically converted into Common Stock or Pre-Funded Warrants in lieu thereof on the effective date of the Initial Registration Statement whether or not Stockholder Approval has been obtained. If at any time after the one-year anniversary of the closing of the Private Placement, the Series A Preferred Stock is then outstanding and the Company has not received Stockholder Approval, the Series A Preferred Stock is redeemable at the option of the holder at a price per Share equal to 105% of the Stated Value. The conversion of the Series A Preferred Stock is subject to a 9.9% beneficial ownership limitation blocker.

The Series A Preferred Stock are not entitled to receive dividends, other than on an as-converted basis if dividends are paid to holders of Common Stock.

The holders of Series A Preferred Stock do not have any voting rights, other than in connection with certain corporate actions that affect the rights of the Series A Preferred Stock. The holders of Series A Preferred Stock also have certain consent rights in connection with certain proposed Fundamental Transactions (as defined in the Certificate) of the Company.

The Series A Preferred Stock is (i) senior to the Common Stock of the Company and any other equity securities that the Company may issue in the future, the terms of which specifically provide that such equity securities rank junior to the Series A Preferred Stock, (ii) equal with any class or series of capital stock established after the closing date of the Private Placement, the terms of which specifically provide that such equity securities rank on par with such Series A Preferred Stock and (iii) junior to all of the Company’s existing and future indebtedness, in each case with respect to payment of amounts upon liquidation, dissolution or winding up of the Company. The Company has agreed not to issue any parity stock or senior securities without the written consent of a majority in interest of the Series A Preferred Stock. Upon a change of control, liquidation or winding up of the Company the Series A Preferred Stockholders are entitled to a liquidation preference of $50,000 per Share.

The Common Warrants are immediately exercisable on a cash basis or exchangeable on a cashless basis and will expire five (5) years from the date of issuance. Each Common Warrant will be initially exercisable for one share of Common Stock at an initial exercise price of $5.405 per share, subject to adjustment for stock splits, distributions and the like (the “Initial Exercise Price”). The Initial Exercise Price is also subject to price-based anti-dilution adjustments for subsequent offerings made by the Company while the Common Warrants remain outstanding (subject to certain exempt issuances). At any time after the closing of the Private Placement, the holder of the Common Warrants may exchange the Common Warrants on a cashless basis for a number of shares of Common Stock determined by multiplying the total number of Warrant Shares with respect to which the Common Warrant is then being exercised by the Black Scholes Value (as defined in the Common Warrant) divided by the lower of the two closing bid prices of the Common Stock in the two days prior the time of such exercise, but in any event not less than $0.01 (as may be adjusted for stock dividends, subdivisions, or combinations and the like). The exercise of the Common Warrants is subject to a 9.9% beneficial ownership limitation blocker.

In the event of a Fundamental Transaction (as defined in the Common Warrants), the holders of the Common Warrants will be entitled to receive upon exercise of the Common Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Common Warrants immediately prior to such Fundamental Transaction. Additionally, as more fully described in the Common Warrants, the holders of the Common Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Common Warrant in connection with a Fundamental Transaction.

If the Company fails to timely deliver the Warrant Shares issuable upon exercise of the Common Warrants, the Company will be subject to liquidated damages, payable at the Company’s discretion in cash or shares of Common Stock, on the Registration Date (as defined herein) or buy-in. If the Company elects to pay in shares of Common Stock, the number of shares due will be based on the LD Share Formula (as defined herein).

The Common Warrant also contains a call provision which enables the Company to call for the cancellation of all or any portion of the Common Warrant for which a notice of exercise (or cashless exchange) has not yet been delivered for consideration equal to $.001 per Warrant Share, if, after the closing date of the Private Placement, (i) the VWAP (as defined in the Common Warrant) for each of 10 consecutive Trading Days (the “Measurement Period”) exceeds $6.76 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like), (ii) the Company is then in compliance with all conditions for continued listing on the trading market on which the Common Stock is trading, (iii) the Warrant Shares issuable upon exercise or exchange of the Common Warrant have been registered for resale on an effective resale registration statement and (iv) the Company in not then in default under any provision of the Common Warrant.

Pursuant to the Securities Purchase Agreement, the Company is required to seek stockholder approval (the “Stockholder Approval”) related to certain provisions contained in the Certificate. In furtherance thereof, the Company is required to file a preliminary proxy statement for a special or annual meeting of the Company’s stockholders within six months of the closing of the Private Placement and hold a meeting as soon as practicable thereafter to seek Stockholder Approval. The Company’s directors and officers have agreed to execute voting agreements to vote in favor of the applicable proposals. If the Company does not obtain Stockholder Approval at the first such meeting, the Company is required to call a meeting every four (4) months thereafter to seek Stockholder Approval until the earlier of the date on which Stockholder Approval is obtained or the securities are no longer outstanding.

The Company has also granted the Purchasers a right of participation in subsequent financings of the Company for a period of time following closing, subject to certain exempt issuances, and the Company has agreed not to issue securities for a period of time following the closing of the Private Placement, subject to certain exempt issuances, including issuances pursuant to strategic transactions.

In connection with the Private Placement, on September 4, 2025, the Company and the Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company is required to register the resale of the Conversion Shares (and any shares underlying the Pre-Funded Warrants, if any) and the Warrant Shares. The Company is required to prepare and file an initial registration statement (the “Initial Registration Statement”) with the Securities and Exchange Commission within 30 days of the date of the Securities Purchase Agreement (the “Filing Deadline”) and to use commercially reasonable efforts to have the Initial Registration Statement declared effective within 45 days of the date of the Securities Purchase Agreement or 75 days in the event of a full review (the “Effectiveness Deadline”). In certain circumstances including, but not limited to, if the Company misses the Filing Deadline or the Effectiveness Deadline, then the Company will be required to pay to the Purchasers an amount in shares of Common Stock or cash, at the Company’s discretion, as partial liquidated damages and not as a penalty, equal to the product of 1.5% multiplied by the aggregate purchase price paid by such Purchaser. Liquidated damages, if any, will accrue and be paid on the earlier of the effective date of a resale registration statement registering the sale of the shares of Common Stock that may be issued in lieu of cash or the date on which such shares can be sold pursuant to Rule 144 (the “Registration Date”). If the Company elects to pay liquidated damages in shares of Common Stock, the number of shares of Common Stock issuable to the Purchaser will be determined by dividing the aggregate amount of accrued liquidated damages by the closing price of the Company’s Common Stock on the trading market of the Common Stock on the day immediately prior to the Registration Date (the “LD Share Formula”).

In connection with the Private Placement, the Company entered into a Placement Agency Agreement, dated September 4, 2025, with Dawson James Securities Inc. (the “Placement Agent”), pursuant to which the Placement Agent acted as the sole placement agent for the Private Placement. In consideration for the foregoing, the Company has agreed to pay customary placement fees to the Placement Agent, including a cash fee equal to 7.0% of the gross proceeds raised in the Private Placement and a cash fee equal to 4.0% on all cash proceeds received by the Company from the exercise of the Common Warrants. Pursuant to the Placement Agency Agreement, the Company has also agreed to reimburse certain expenses of the Placement Agent incurred in connection with the Private Placement.

September 2025 Equity Line of Credit

On September 19, 2025, the Company and Esousa Group Holdings, LLC, a New York limited liability company (the “Investor”), entered into a common stock purchase agreement (the “ELOC Purchase Agreement”), which provides that subject to the terms and conditions set forth therein, the Company may sell to the Investor up to the lesser of (i) $250,000,000 of the Company’s common shares, par value $0.0001 per share (the “Common Shares”) and (ii) the Exchange Cap (as defined below) (subject to certain exceptions provided in the ELOC Purchase Agreement) (the “Total Commitment”), from time to time during the term of the ELOC Purchase Agreement. Upon entering into the ELOC Purchase Agreement, the Company agreed to issue to the Investor $1,250,000 worth of the Company’s Common Stock (the “Commitment Shares”), determined by the lower of the (i) the VWAP on the effective date of the registration statement covering the Common Shares and the Commitment Shares and (ii) the closing sale price on the effective date of said registration statement; provided, however, that if the Company elects to terminate the ELOC Purchase Agreement, the Commitment Shares’ calculation shall be based on the date of termination rather than the effective date of the registration statement.

Additionally, on September 19, 2025, the Company and the Investor entered into a registration rights agreement (the “ELOC RRA”), pursuant to which the Company agreed to file a registration statement with the United States Securities and Exchange Commission (“SEC”) covering the resale of Common Shares that are issued to the Investor under the ELOC Purchase Agreement, including the Commitment Shares.

Under the terms and subject to the satisfaction of the conditions set forth in the ELOC Purchase Agreement, the Company has the right, but not the obligation, to sell to the Investor, and the Investor is obligated to purchase, up to the Total Commitment. Such sales of Common Shares by the Company, if any, are subject to certain limitations as set forth in the ELOC Purchase Agreement, and may occur from time to time, at the Company’s sole discretion, over the period commencing on the date that all of the conditions to the Company’s right to commence such sales are satisfied, including that the registration statement referred to above is declared effective by the SEC and a final form of the prospectus included therein is filed with the SEC (the “Commencement Date”) and ending upon the expiration of 36 months following the effective date of the ELOC RRA. The Investor has no right to require the Company to sell any Common Shares to the Investor, but the Investor is obligated to make purchases as the Company directs, subject to satisfaction of the conditions set forth in the ELOC Purchase Agreement.

The Common Shares purchased pursuant ELOC Purchase Agreement will be purchased from time to time at a price equal to a discounted price of 97.5% of the lower of: (i) the lowest daily VWAP of any trading day during the three trading days preceding the date on which the Company submits a draw down notice and (ii) the closing sale price of the Common Shares on the applicable VWAP Purchase Date. The maximum amount of any VWAP purchase shall not exceed 20% of the trading volume in the Company’s Common Stock on the Nasdaq Stock Market on the applicable purchase date.

Under applicable rules of the Nasdaq Stock Market, in no event may the Company issue or sell to the Investor under the ELOC Purchase Agreement more than that number of shares of its Common Stock (including the Commitment Shares) which equals 19.99% of the Common Stock outstanding immediately prior to the execution of the ELOC Purchase Agreement (the “Exchange Cap”), unless the Company first obtains stockholder approval to issue shares of Common Stock in excess of the Exchange Cap in accordance with applicable Nasdaq listing rules.

The ELOC Purchase Agreement also prohibits the Company from directing the Investor to purchase any Common Shares if those shares, when aggregated with all other Common Shares then beneficially owned by the Investor and its affiliates, would result in the Investor having beneficial ownership of more than 9.99% of the outstanding Common Shares.

The net proceeds under the ELOC Purchase Agreement to the Company will depend on the frequency of sales and the number of Common Shares sold to the Investor and prices at which the Company sells Common Shares to the Investor. The Company expects that any net proceeds received by the Company from such sales to the Investor will be used for working capital and general corporate purposes. Management of the Company believes that it is in the Company’s best interests to have the flexibility to sell Common Shares pursuant to the ELOC Purchase Agreement, subject to market conditions.

Nasdaq Compliance Matter

On August 28, 2025, the Company received a notification letter from Nasdaq indicating that the Company was not in compliance with the Market Value Rule because the Company had failed to maintain a minimum market value of listed securities of $50,000,000 over the previous 10 consecutive business days as required by The Nasdaq Global Market. The Company had been provided a compliance period of 180 calendar days, or until February 24, 2026, to regain compliance.

On September 26, 2025, Nukkleus Inc. (the “Company”) received written confirmation from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it regained compliance with the minimum market value of listed securities requirement under Nasdaq Listing Rule 5450(b)(2)(A) (the “Market Value Rule”). Nasdaq’s September 26, 2025 letter confirmed that, for the last 10 consecutive business days from September 15, 2025 to September 26, 2025, the Company’s market value of listed securities had been $50,000,000 or greater. As a result, the Company has demonstrated compliance with the Market Value Rule, and Nasdaq has determined that the Company has regained compliance.

Consequently, the Company is now in compliance with the Market Value Rule and this matter has been closed.

OCTOBER 2025 SHARE ISSUANCES

On October 9, 2025, the Company issued an aggregate of 377,432 restricted shares of common stock to an affiliated entity upon the full cashless exercise of the 150,000 June 2024 Warrant units and the 351,424 November 2024 Warrant units.

On October 9, 2025, the Company issued an aggregate of 1,702,070 restricted shares of common stock in connection with the full cashless exercise of the August 2025 Pre-funded Warrants.

On October 9, 2025, the Company issued 375,000 shares to Synthetic Darwin LLC upon the Company’s exercise of the second tranche of 50 million Darwin tokens.

SC II ACQUISITION CORP

On October 17, 2025, the Company issued a press release regarding the proposed initial public offering of units of SC II Acquisition Corp. I (the “SCII”), a newly formed special purpose acquisition company and indirect subsidiary of the Company.

A registration statement, including a prospectus, which is preliminary and subject to completion, relating to the proposed offering has been filed with the Securities and Exchange Commission (the “SEC”) but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

On November 26, 2025, the Company issued a press release announcing the pricing of the initial public offering (the “IPO”) of SC II Acquisition Corp. (“SC II”), a newly formed special purpose acquisition company and indirect subsidiary of the Company.

On November 25, 2025, SC II priced its IPO of 15,000,000 units (the “Units”). The Units are to be sold at an offering price of $10.00 per Unit, generating gross proceeds to SC II of approximately $150,000,000. Each Unit will consist of one Class A ordinary share of SC II, par value $0.0001 per share (the “Class A Ordinary Shares”), and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of SC II’s initial business combination (each, a “Share Right”). SC II has also granted the underwriters an option to purchase up to 2,250,000 Units at the offering price to cover over-allotments for additional gross proceeds of up to $22.5 million.

SC Capital II Sponsor LLC, a Delaware limited liability company and indirect subsidiary of the Company (the “Sponsor”), in which the Company holds a majority interest, is acting as the sponsor of SC II. Simultaneously with the closing of the IPO, pursuant to a Sponsor Private Placement Units Purchase Agreement, dated November 25, 2025, by and between SC II and the Sponsor, the Sponsor will acquire 255,000 Units (the “Sponsor Units”) at a price of $10.00 per Sponsor Unit. The issuance of the Sponsor Units is being made pursuant to an exemption from registration contained in Section 4(a)(2) of the Securities Act.

On November 28, 2025, SC II closed its IPO of 17,250,000 units (the “Units”), including exercise in full by the underwriters of an option to purchase up to an additional 2,250,000 Units. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds to SC II of approximately $172,500,000. Each Unit consists of one Class A ordinary share of SC II, par value $0.0001 per share (the “Class A Ordinary Shares”), and one right to receive one-fifth (1/5) of one Class A Ordinary Share upon the consummation of SC II’s initial business combination (each, a “Share Right”).

SC Capital II Sponsor LLC, a Delaware limited liability company and indirect subsidiary of the Company (the “Sponsor”), in which the Company holds a majority interest, is acting as the sponsor of SC II. Simultaneously with the closing of the IPO, pursuant to a Sponsor Private Placement Units Purchase Agreement, dated November 25, 2025, by and between SC II and the Sponsor, the Sponsor acquired 255,000 Units (the “Sponsor Units”) at a price of $10.00 per Sponsor Unit. The issuance of the Sponsor Units was made pursuant to an exemption from registration contained in Section 4(a)(2) of the Securities Act.

NOVEMBER 2025 ANNUAL MEETING

On November 6, 2025, the Company held its 2025 annual meeting of stockholders. At the meeting, the Company’s stockholders approved all proposals presented, including:

1.	The re-election of five directors to serve until the next annual meeting or until their successors are duly elected and qualified,

2.	The ratification of the appointment of Somekh Chaikin, a member firm of KPMG International as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, and

3.	The approval of the Company’s 2025 Equity Incentive Plan

2025 EQUITY PLAN SHARE ISSUANCES

On November 13, 2025, the Company issued an aggregate of 3,095,000 shares of common stock pursuant to the 2025 Equity Incentive Plan. The issuance to employees and consultants of the Company was made pursuant to Rule 701 adopted pursuant to Section 3(b) of the Securities Act of 1933, as amended. Included in such issuance was 750,000 shares issued to Menachem Shalom, our CEO and director, 10,000 shares to Reuven Yeganeh, a director, and 5,000 shares to each of David Rokach, Aviya Volodarsky, and Tomer Nagar, directors of the Company.

APPOINTMENT OF CHIEF FINANCIAL OFFICER

On December 8, 2025, the Board of Directors of the Company, appointed Morel Levi as the Chief Financial Officer of the Company, effective as of December 8, 2025. Mr. Levi will also serve as the Chief Financial Officer of Nukk Picolo Ltd., a wholly owned subsidiary of the Company (the “Subsidiary”), and has entered into an employment agreement with the Subsidiary.

In connection with his appointment as Chief Financial Officer of the Company and Subsidiary, Mr. Levi will receive a salary of $7,500 per month.

DECEMBER 2025 SPECIAL MEETING

On December 16, 2025, the Company held a special meeting of stockholders. At the meeting, the Company’s stockholders approved all proposals presented, including:

1.	The approval of the terms of the Amended and Restated Securities Purchase Agreement and Call Option, dated September 15, 2025, between the Company, Star Capital 26, Inc. (“Star”), the equity holders of Star (the “Star Equity Holders”), and Menachem Shalom, our Chief Executive Officer, as representative of the Star Equity Holders, pursuant to which the Company would acquire 100% of Star in consideration of a combination of cash and Company securities,

2.	The approval of the issuance of shares of Common Stock upon the exercise of restricted common stock purchase warrants held by two accredited investors. These warrants entitle the holders to acquire an aggregate of 3,191,400 shares of Common Stock, subject to adjustment, at an exercise price of $5.405 per share,

3.	The approval of the issuance of shares of Common Stock in connection with the Common Stock Purchase Agreement, dated September 19, 2025, by and between the Company and Esousa Group Holdings, LLC, pursuant to which, among other terms and conditions as provided therein, the Company may sell to the investor up to $250,000,000 of the Company’s Common Stock, and

4.	The approval of the issuance of shares of Common Stock upon the conversion of the Series A Convertible Preferred Stock which were issued in connection with the Securities Purchase Agreement, dated September 4, 2025, among the Company and two institutional investors

The results of the special meeting were reported on Form 8-K filed with the SEC on December 17, 2025.

DISMISSAL AND APPOINTMENT OF AUDITORS

Effective as of January 14, 2026, the Company dismissed GreenGrowth CPAs as the independent registered public accounting firm engaged to audit the Company’s financial statements. Also effective as of January 14, 2026, the Company engaged Somekh Chaikin, a member firm of KPMG International, as the Company’s independent external auditors for the year ending December 31, 2025. The appointment of Somekh Chaikin is subject to completion of their client acceptance procedures.

NIMBUS ACQUISITION

On January 15, 2026, the Company entered into a stock purchase agreement pursuant to which it acquired 100% of Nimbus Drones Technologies and Marketing Ltd., an Israeli private company specializing in professional unmanned aerial systems and services. Pursuant to the agreement, the Company issued 1,850,000 restricted shares of common stock and a $3,250,000 convertible 24-month note bearing 6% interest, to the sole shareholder of Nimbus, in exchange for all the issued and outstanding shares of Nimbus.

STAR 26 CAPITAL INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

STAR 26 CAPITAL INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

U.S. DOLLARS IN THOUSANDS

STAR 26 CAPITAL INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	September 30,	December 31,
	2025	2024
Assets
Current Assets
Cash and cash equivalents	924	1,154
Restricted cash	60	13
Short term bank deposits	119	121
Short term investments	289	-
Accounts receivable	478	814
Inventories	1,544	817
Other current assets	412	565
Total Current Assets	3,826	3,484

Funds in respect of employee rights upon retirement	79	69
Long-term loan to other Company (Note 3C)	2,432	-
Deferred taxes	284	116
Intangible assets, net	134	249
Operating lease right-of-use asset	1,046	355
Property and equipment, net	172	6
Total Assets	7,973	4,279

Liabilities and Shareholders’ Deficit
Current Liabilities
Short term loans	1,903	810
Loan from related party	4,500	1,511
Warrants-(Note 3B)	203	-
Accounts payable	865	730
Operating lease liability	316	174
Other current liabilities related party	548	117
Other current liabilities	1,630	538
Total current liabilities	9,965	3,880
Long term loans	537	552
Operating lease liability	752	185
Liability for employees’ rights upon retirement	112	95

Total Liabilities	11,366	4,712

Stockholders’ Deficit
Class A common stock, par value $0.0001 per share, 250,000,000 shares authorized;5,075,000 and 4,708,333 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	(* )	(* )
Class B common stock, par value $0.0001 per share, 50,000,000 shares authorized; 6,250,000 shares issued and outstanding	(* )	(* )
Additional paid-in capital	324	15
Receipts on accounts of shares	-	92
Accumulated other comprehensive income (loss)	(74)	15
Accumulated deficit	(3,647)	(555)
Equity attributable to owners of the Company	(3,397)	(433)
Non-controlling interests	4	-
Total Stockholders’ deficit	(3,393)	(433)
Total liabilities and stockholders’ Deficit	7,973	4,279

(*)	represents amount less than $1 thousand.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STAR 26 CAPITAL INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share data)

	For the Nine-month period ended September 30,	For the period from January 17, 2024* to September 30,	For the Three-month period ended September 30,	For the Three-month period ended September 30,
	2025	2024	2025	2024

Revenues	2,711	3,064	702	1,274
Cost of revenues	(2,355)	(2,456)	(596)	(981)
Gross profit	356	608	106	293

General and administrative expenses – related party	(258)	(182)	(70)	(75)
Selling, general and administrative expenses	(1,930)	(999)	(779)	(440)
Disposal of intangible assets – See note 3B	(1,812)	-	(1,812)	-
Other Income	-	55	-	18
Operating loss	(3,644)	(518)	(2,555)	(204)

Financial income (expenses), net	423	(112)	(311)	(55)
	(3,221)	(630)	(2,866)	(259)
Income tax	49	78	133	15
Net loss	(3,172)	(552)	(2,733)	(244)
Foreign currency translation adjustment	(89)	14	(66)	(12)
Total comprehensive loss	(3,261)	(538)	(2,799)	(256)

Loss attributable to:
Owners of the Company	(3,179)	(538)	(2,717)	(256)
Non-controlling interests	(82)	-	(82)	-
Total comprehensive loss	(3,261)	(538)	(2,799)	(256)

*	Date of inception.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STAR 26 CAPITAL INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares Class A			Ordinary shares Class B
	Number	Amount		Number	Amount		Additional paid-in capital	Receipts on account of shares	Accumulated Other comprehensive income	Accumulated deficit	Total	Non-controlling interests	Total Stockholders’ deficit

Balance at January 1, 2025	4,708,333	(*	)	6,250,000	(*	)	15	92	15	(555)	(433)	-	(433)

Net income	-	-		-	-		-	-	-	70	70	-	70
Issuance of Ordinary shares	366,667	-		-	-		92	(92)	-	-	-	-	-
Foreign currency translation adjustment	-	-		-	-		-	-	(6)	-	(6)	-	(6)
Balance at March 31, 2025	5,075,000	(*	)	6,250,000	(*	)	107	-	9	(485)	(369)	-	(369)
Net loss	-			-	-		-	-	-	(511)	(511)	-	(511)
Foreign currency translation adjustment	-	-		-	-		-	-	(17)	-	(17)	-	(17)
Balance at June 30, 2025	5,075,000	(*	)	6,250,000	(*	)	107	-	(8)	(996)	(897)	-	(897)

Non-controlling interest recorded as part of asset acquisition, see note 3B	-	-		-	-		-	-	-	-	-	247	247
Transaction with non-controlling interest	-	-		-	-		217	-	-	-	217	(161)	56
Net loss	-	-		-	-		-	-	-	(2,651)	(2,651)	(82)	(2,733)
Foreign currency translation adjustment	-	-		-	-		-	-	(66)	-	(66)	-	(66)
Balance at September 30, 2025	5,075,000	(*	)	6,250,000	(*	)	324	-	(74)	(3,647)	(3,397)	4	(3,393)

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STAR 26 CAPITAL INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares Class A			Ordinary shares Class B
	Number	Amount		Number	Amount		Additional paid-in capital	Receipts on account of shares	Accumulated Other comprehensive income	Accumulated deficit	Total Stockholders’ equity (deficit)
Balance at January 17, 2024 (date of inception)	-	-		-	-		-	-	-	-	-

Net income	-	-		-	-		-	-	-	49	49
Issuance of Ordinary shares	4,650,000	(*	)	6,250,000	(*	)	-	-	-	-	(* )
Foreign currency translation adjustment	-	-		-	-		-	-	9	-	9
Balance at March 31, 2024	4,650,000	(*	)	6,250,000	(*	)	-	-	9	49	58
Net loss	-	-		-	-		-	-	-	(357)	(357)
Foreign currency translation adjustment	-	-		-	-		-	-	17	-	17
Balance at June 30, 2024	4,650,000	(*	)	6,250,000	(*	)	-	-	26	(308)	(282)
Net loss	-	-		-	-		-	-	-	(244)	(244)
Foreign currency translation adjustment	-	-		-	-		-	-	(12)	-	(12)
Share based compensation	25,000	-		-	-		7	-	-	-	7
Investment	33,333	-		-	-		8	67	-	-	75
Balance at September 30, 2024	4,708,333	(*	)	6,250,000	(*	)	15	67	14	(552)	(456)

(*)	represents amount less than $1 thousand

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STAR 26 CAPITAL INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the nine-month period ended September 30,	For the period from January 17, 2024* to September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES	(3,172)	(552)
Net loss
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	122	81
Disposal of intangible assets acquired	1,812	-
Interest expenses, net	-	16
Changes in fair value of warrants	(4)
Change in deferred taxes	(150)	(62)
Change in lease right-of-use assets and lease liabilities	17	-
Change in the value of securities	(488)	-
Change in liability for employee rights upon retirement	5	(38)
Share based compensation	-	7
Capital gain from the sale of fixed assets	-	(18)
Decrease in accounts receivable	459	10
Increase in inventories	(368)	(654)
Decrease (increase) in other current assets	263	(720)
(Decrease) increase in accounts payable	(478)	797
Increase in other current liabilities	3	120

Net cash used in operating activities	(1,979)	(1,013)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	-	14
Rimon’s cash acquisition (Appendix A)	-	142
Loans to other Companies	(2,599)	-
Purchase of property and equipment	(146)	-
Decrease in short term bank deposit	2	-
Investments in securities	(596)	-
Proceeds from sale of securities	1,066	-

Net cash (used in) provided by investing activities	(2,273)	156

CASH FLOWS FROM FINANCING ACTIVITIES
Short term credit from banking institutions, net	1,032	721
Payment for Rimon’s acquisition	(111)	(131)
Transaction with non-controlling interest	56	-
Issuance of Warrants	205	-
Receipts on account of shares	-	75
Proceeds from related party’s loans	-	191
Repayment of loan from related party	(511)	-
Loans from banking institutions	57	271
Loans from Nukkleus, Inc. (related party)	3,500	-
Repayment of loans from baking institutions	(159)	(94)
Net cash provided by financing activities	4,069	1,033

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(183)	176

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	1,167	-

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	984	176

*	Date of inception.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STAR 26 CAPITAL INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the nine month period ended September 30,	For the period from January 17, 2024* to September 30,
	2025	2024

Appendix A - Net cash acquisition
Working capital (excluding cash and cash equivalents)	1,508	179
Intangible assets	(1,812)	(401)
Long term assets	(26)	(466)
Non-controlling interests	247	-
Long term liabilities	83	830
Cash acquisition	-	142

Supplemental disclosure of cash flow information:
Non-cash transactions:
Investments in securities	242	-
Initial recognition of operating lease right-of-use assets and liabilities	746	102

Cash paid during the period for:
Interest 120 69	-	41

*	Date of inception.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STAR 26 CAPITAL INC.

NOTES TO INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

A.	Star 26 Capital Inc. (“Company”) is a corporation organized under the laws of the State of Nevada on January 17, 2024. The Company was formed as an acquisition holding company to invest in and/or acquire controlling stakes in private businesses with a focus on improving their operations, management, and sales and marketing, with the goal of achieving enhanced financial outcomes for the benefit of its stockholders. The Company’s acquisition strategy currently targets business sectors expected to yield above-average returns, such as the Israeli defense and aerospace industries.

The company is managed by Zero One Capital LLC (“Zero One or the Manager”). Zero One is a Nevada limited liability company formed and managed by the Company’s Founder, Menachem Shalom, on January 19, 2024. Zero One was formed to provide management services to the Company and to its current and future operating subsidiaries, including Rimon.

B. Rimon Agencies Ltd. (hereinafter: “Rimon”), subsidiary is engaged in a wide range of defense, homeland security and commercial systems and its clients include military and governmental bodies, top tier security agencies, and international companies. Rimon was founded in 1988 in Israel.

See also Note 3B below.

B.	On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces have responded. In addition, both Hezbollah and the Houthi movement have attacked military and civilian targets in Israel, to which Israel has responded, including through increased air and ground operations in Lebanon. In addition, the Houthi movement has attacked international shipping lanes in the Red Sea, to which both Israel and the United States have responded. Further, on April 13, 2024 and October 1, 2024, Iran launched a series of drone and missile strikes against Israel, to which Israel has responded. Most recently, on June 13, 2025, Israel launched a preemptive attack on Iran, to which Iran responded with ballistic missile and drone attacks. On June 23, 2025, Israel and Iran agreed to a ceasefire, although there is no assurance that the ceasefire will continue. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. To date, our operations have not been materially affected, We expect that the current conflict in the Gaza Strip, Lebanon, Iran and the broader region, as well as the security escalation in Israel, will not have a material impact on our business results in the short term. However, since these are events beyond our control, their continuation or cessation may affect our expectations. We continue to monitor political and military developments closely and examine the consequences for our operations and assets.

STAR 26 CAPITAL INC.

NOTES TO INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Unaudited Interim Financial Statements

The accompanying condensed interim balance sheet as of September 30, 2025 and the condensed interim statements of operations, changes in shareholders’ equity (deficiency) and cash flows for the nine and three-month period ended September 30, 2025 are unaudited. These unaudited condensed interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

The unaudited condensed interim financial statements contain all adjustments which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these condensed interim financial statements be read in conjunction with the audited financial statements and accompanying notes included in the Company’s report for the year ended December 31, 2024. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s Annual Report for the year ended December 31, 2024.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates include fair value estimates of options. Actual results could differ from those estimates.

The accounting principles used in the preparation of the interim statements are consistent with those used in the preparation of the 2024 Financial Statements except below.

Short term investments

The Company accounts for marketable equity securities in accordance with ASC Topic 321, “Investments – Equity Securities”. The Company’s investments in equity securities consist of shares and options of Mia Dynamics Motors Ltd., a public company traded on the Tel Aviv Stock Exchange.

Investments in marketable equity securities are recorded at fair value based on quoted market prices, with unrealized gains and losses, reported as financial income or expenses, as appropriate. These securities are a Level 1 fair value measurement. Options which are not traded are valuated using the Black & Scholes option valuation method, and considered a Level 3 fair value measurement.

STAR 26 CAPITAL INC.

NOTES TO INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (cont.)

Non-controlling interests

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Fair value

Fair value of certain of the Company’s financial instruments including cash, accounts payable, accrued expenses, and other accrued liabilities approximate cost because of their short maturities. The Company measures and reports fair value in accordance with Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosure,” which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

Fair value, as defined by ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or an in-exchange valuation premise. The fair value of a liability should reflect the risk of nonperformance, which includes, among other things, the Company’s credit risk.

Valuation techniques are generally classified into three categories: (i) the market approach; (ii) the income approach; and (iii) the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3: Unobservable inputs for the asset or liability that are supported by little or no market activity, and that are significant to the fair values.

Fair value measurements are required to be disclosed by the level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), (ii) segregating those gains or losses included in earnings, and (iii) a description of where those gains or losses included in earning are reported in the statement of operations.

STAR 26 CAPITAL INC.

NOTES TO INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (cont.)

The Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy are as follows:

	Balance as of September 30, 2025
	Level 1	Level 2	Level 3	Total
	US$ in thousands

Assets:
Short term Investments - Shares and Options	243	-	46	289
Total assets	243	-	46	289

Liabilities:
Warrants	203	-	-	203
Other current liabilities - Fair value of contingent consideration in Rimon’s acquisition	-	-	83	83
Total liabilities	203	-	83	286

The following table presents the changes in fair value of the level 3 assets for the period ended September 30, 2025 :

Changes in Fair value
US$ in thousands
Assets:
Outstanding at January 1, 2025	-
Initial recognition of options (see note 3 below)	67
Exercise of an option	(117)
Changes in fair value	96
Outstanding at September 30, 2025	46

The following table presents the changes in fair value of the level 3 liabilities for the period ended September 30, 2025 :

Changes in Fair value
US$ in thousands
Liabilities:
Outstanding at January 1, 2025	164
Payment of contingent consideration	(111)
Changes in fair value	30
Outstanding at September 30, 2025	83

STAR 26 CAPITAL INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION (cont.)

Business Combinations and Asset Acquisitions

The Company evaluates each acquisition transaction to determine whether the acquired asset meets the definition of a business and therefore should be accounted for as a business combination, or if the transaction should be accounted for as an asset acquisition. Under ASC Topic 805, Business Combinations, an acquisition does not qualify as a business when substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets. If the Company determines that the screen test is met, the transaction is accounted for as an asset acquisition. If the screen test is not met, the Company further considers whether the acquisition includes, at a minimum, inputs and processes that have the ability to create outputs in the form of revenue. If the assets acquired meet this criteria, the transaction is accounted for as a business combination.

The Company accounts for acquisitions that qualify as asset acquisitions utilizing a cost accumulation model whereby the purchase price of the acquisition is allocated to the assets acquired on a relative fair value basis on the date of acquisition. Inputs used to determine such fair values are primarily based upon internally developed models, publicly-available information, a risk-adjusted discount rate and/or publicly-available data regarding transactions consummated by other market participants, as applicable.

See also Note 3B.

Credit line issuance costs

Costs associated with entering into a revolving line of credit or revolving-debt arrangement are costs incurred in exchange for access to financing. These fees are paid regardless of whether the funds are ever drawn down. Such costs are recorded as such on the balance sheet as prepaid expenses. Upon drawing down a portion of the credit line, the applicable portion of the costs related to that draw down is presented as a direct deduction from the carrying value of the debt when drawn and amortized as finance expenses using the effective interest method.

Accounting Standards Not Yet Adopted

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The ASU introduces a practical expedient for all entities when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. Under the practical expedient, when developing reasonable and supportable forecast as part of estimating expected credit losses, an entity may assume that current conditions as of the balance sheet date do not change for the remining life of the asset. The ASU is effective for annual reporting period beginning after December 15, 2025 and interim reporting within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods. The Company is evaluating the impact of ASU 2025-05 on its consolidated financial statements if it elects to apply the practical expedient.

STAR 26 CAPITAL INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – EVENTS DURING THE PERIOD

A.	On February 3, 2025, the Company entered into an agreement to purchase shares and options of Mia Dynamics Motors Ltd. (“Mia”), a public company traded on the Tel Aviv Stock Exchange. The Company purchased a total of 2,250,000 ordinary shares of the public company of NIS 0.01 par value and a total of 2,250,000 options (non-tradable) exercisable for 2,250,000 ordinary shares of the public company, up to 24 months from the date of the engagement and against an exercise price of NIS 0.60 per option for NIS 900,000 (approximately $249,000). As of September 30, 2025, all options have been exercised for shares.

The initial fair value of the options was estimated by using the Black-Scholes option pricing model, to compute the fair value of the options at each balance sheet date. The following are the data and assumptions used as of the balance sheet date:

February 3, 2025
Dividend yield	0%
Risk-free interest rate	4.5%
Expected term (years)	2
Volatility	43.5%
Share price (NIS)	0.404
Exercise price (U.S. dollars)	0.6

On February 7, 2025, the Company additionally purchased a total of 2,083,300 ordinary shares and 1,458,310 options (non-tradable) exercisable for 1,458,310 ordinary shares of Mia, up to 24 months from the date of the engagement and against an exercise price of NIS 0.60 per option of Mia for NIS 750 thousand (approximately $208,000).

STAR 26 CAPITAL INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – EVENTS DURING THE PERIOD (cont.)

The fair value of the options was estimated by using the Black-Scholes option pricing model, to compute the fair value of the options at each balance sheet date. The following are the data and assumptions used as of the balance sheet date:

	September 30, 2025	February 7, 2025
Dividend yield	0%	0%
Risk-free interest rate	4.5%	4.5%
Expected term (years)	0.50	2
Volatility	93%	53%
Share price (NIS)	0.51	0.413
Exercise price (U.S. dollars)	0.6	0.6

The fair value of the options as of September 30, 2025 was $83 thousands.

B.	On June 8, 2025, the Company, through Star Twenty Six Ltd. (“Star”), a wholly owned subsidiary, entered into an agreement with Water IO Ltd., a company listed on the Tel Aviv Stock Exchange (“Water”) and its controlling shareholders, pursuant to which the parties agreed to engage in the following transaction whereby Star will lend Water NIS 600,000 (approximately USD180,000) (14% annual interest, 2-year term) which will be used to pay Water’s payables. Water will record A first-ranking floating charge on all company assets and a first-ranking fixed charge on unissued share capital (36.5M shares).

Water is required to hold a shareholders’ meeting in which the shareholders will be requested to approve the transaction, approve Star’s nominees to be serve as Water directors and a reverse split of the company’s shares. Subject to obtaining shareholders’ approval and other closing conditions, Star will further lend Water NIS 900,000 (approximately USD270,000). The loan bears interest at an annual rate of 9.5% and is repayable in a single payment (principal and interest) on the earlier of: (a) 12 months from the date of signing the agreement; or (b) the date on which the Company’s cash and cash equivalents equal or exceed four times the outstanding balance of the second loan at that time) and shall also invest NIS 700,000 as an equity investment. In return for Star fulfilling its obligations, Water will issue Star 72% of Water’s fully diluted share capital.

The closing of the transaction is contingent on several conditions, including Star being satisfied with its due diligence of Water, Shareholder and TASE approvals and the registration of the shares to be issued to Star. If deal is terminated due to Water’s fault or failed due diligence then the first loan increases to NIS 2.1M with 18% annual interest and Star may convert loan to shares (up to 19.9%) at NIS 0.30/share. If terminated for other reasons (e.g., failed shareholder approval) Star can choose repayment or partial share conversion.

STAR 26 CAPITAL INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – EVENTS DURING THE PERIOD (cont.)

On July 3, 2025, Water’s shareholders’ meeting approved the agreement between Star and Water. The Transaction was subsequently completed on July 14, 2025, upon fulfillment of all conditions precedent.

The Company concluded that the Transaction with Water did not qualify as a business combination and was accounted for as an asset acquisition in accordance with the “Acquisition of Assets Rather Than a Business” subsections of ASC 805-50 using a cost accumulation model, since the acquisition did not consist of a substantive process capable of significantly contributing to Star’s ability to create outputs.

The Transaction has been accounted for as an asset acquisition with the purchase price allocated relatively based on the estimated fair value of the assets and liabilities summarized as follows. The table below summarizes the fair value of assets acquired and liabilities assumed following the adjustments mentioned above as of the acquisition date:

July 14, 2025
U.S. Dollars (in thousands)
Cash and cash equivalents	-
Working capital (excluding cash and cash equivalents)	(1,508)
Intangible assets - technology	1,812
Long terms assets	26
Long terms liabilities	(83)
Non-controlling interests	(247)

The Company elected to present the non-controlling interests according to the book value of Water and not based on its fair value.

The Company has subsequently determined that the intangible assets acquired have no future economic benefit to the Company and therefore were written off.

On 28 July 2025, the Company entered into a share sale agreement for the sale of 200,155 shares, together with the assignment of a loan in the amount of NIS 150,000 to a third party, for total consideration of NIS 341,451 (approximately USD100,000).

Following the completion of the above transaction, the Company’s holding in Water amounts to approximately 67% of the share capital.

See also note 3G.

STAR 26 CAPITAL INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – EVENTS DURING THE PERIOD (cont.)

C.	On June 8, 2025, Star Twenty Six entered into an agreement with I.T.S. Industrial Tecno-logic Solutions Ltd. (“ITS”) and its controlling shareholder Gera Eron, pursuant to which Star will lend ITS NIS 10,000,000 (approximately USD 3 million). In return Star would receive 51% of the share capital of ITS on a fully diluted basis. ITS is an Israeli company providing design, development, production, and manufacturing of serial, fully integrated electro-mechanical machines and sophisticated assembly lines. Positech, its wholly-owned subsidiary, designs and manufactures top-of-the-line, high-performance motion control systems for military and civilian use. Positech provides small to middle-series one-stop shop “Build to Spec” & “Build to print” custom-made prototypes and OEM systems in the Mechanical, Electrical, HW, FW, and SW Engineering fields. Pursuant to the terms of the agreement, Star was also granted an option to purchase the remainder 49% of ITS for three years from the controlling shareholder. Depending on whether the option is exercised in the first, second or third year hereafter, the agreed purchase price for 49% is 25 million NIS, 30 million NIS or 35 million NIS, respectively. Star was provided 30 days to complete its due diligence in connection with the acquisition of ITS. Moreover, pursuant to the terms of the agreement, ITS has until July 7, 2025 to obtain the consent of its current banks to the agreement. If the bank’s confirmation is not received within 14 days of the date of the agreement, Star would lend ITS NIS2,500,000 (approximately USD750,000) (the “First Installment”) while it is continuing its due diligence and awaiting the Banks’ confirmation. If the banks do not provide consent to the agreement by July 7th, then the loan is due 12 months after the funds are paid to ITS and no shares shall be issued to Star. In such case no further loans shall be made to ITS.

Subject to the completion of Star’s due diligence and to ITS banks’ consent, Star would provide the said loan and, in return, ITS shall issue Star shares equal to 51% of ITS. If the banks do not provide consent to the agreement by July 7th, then the loan is due 12 months after the funds are paid to ITS and no shares shall be issued to the Lender. In such case no further loans are due to ITS. As of September 30, 2025, the Company transferred NIS 8 million (approximately USD2.4 million).

The Parties have extended the deadline to complete Star’s due diligence until December 29, 2025.

D.	Further to Note 18B in the financial statements as of December 31, 2024, on December 15, 2024, the Company entered into a Securities Purchase Agreement and Call Option, as amended by Amendment No. 1 dated February 11, 2025, Amendment No. 2 dated May 13, 2025, and Amendment No. 3 dated June 15, 2025 (the “Star Agreement”) with Nukkleus Inc. (“Nukk”), the shareholders of the company (“Star Equity Holders”) and an officer of Nukk acting in his capacity as the representative of the Star Equity Holders, to acquire a controlling 51% interest in the company in exchange for an aggregate investment of $21,000,000.

On September 15, 2025, the Company entered into an Amended and Restated Star Agreement between the Company, Nukk, Star Equity Holders and Menachem Shalom, the representative of such shareholders, as amended by Amendment No. 1, dated as of February 11, 2025, Amendment No. 2 dated May 13, 2025, Amendment No. 3, dated as of June 15, 2025 and Amendment No. 4 dated June 21, 2025.

Pursuant to the Star Agreement, Nukk is to acquire a controlling 100% interest in the Company in consideration of the following payments which will paid to the Company: (i) $21,000,000, to be paid by a 12-month $16,000,000 promissory note and the balance in $5,000,000 cash, less any amounts lent to the Company from Nukk since the Purchase Agreement signed among the parties. Until today, the amounts lent are $4,500,000.

In addition, Star shareholders would receive:

●	4,770,340 shares of common stock of Nukk,

●	a five-year warrant to purchase an aggregate of 12,017,648 shares of Nukk’s common stock for an exercise price of $1.50 per share,

●	$3,000,000 in cash and

●	a 6-month promissory note in the principal amount of $3,000,000, which shall accrue interest at the rate of 8%.

The shares, warrants, cash and the 6-month note will be assigned by the Company to the Star Equity Holders pro-ratably.

If, for a period of 12 months after the closing, Nukk’s shares of common stock are delisted from Nasdaq, the Company shall have the right, at its own discretion, to require Nukk to exchange the Investment Note for all the shares of the Company then held by Nukk, provided, however, the Company shall retain any cash payments made by Nukk to the Company and Nukk shall retain an equity interest in the Company equivalent to all cash payments.

STAR 26 CAPITAL INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – EVENTS DURING THE PERIOD (cont.)

E.	In May 2025, Rimon entered into a lease agreement for the office space and warehouse in 10 HaMelacha Street, Netanya, Israel for a term of three years. The Company holds two options to extend the lease term, each for an additional 36 months. The monthly lease payments under the lease agreement are approximately NIS 34,000 (approximatelyUSD10,000). Upon commencement of each extension period, monthly rent will increase by 3% relative to the final rent of the preceding period.

F.	At lease commencement (May 1, 2025), the Company recognized a Right-of-Use (ROU) asset and a corresponding Lease Liability measured at the present value of future lease payments over the contractual lease term, including both extension periods, using the Company’s incremental borrowing rate of 7.8% per annum. The present value of lease payments is estimated at NIS 2.9 million (approximately $745,000).

G.	On September 15, 2025, Water issued 1,110,930 warrants to the public at a price of NIS 0.75 per warrant, for total gross proceeds of NIS 833,198. Each warrant is exercisable into one ordinary share at an exercise price of NIS 4.00 and is exercisable until March 16, 2026. In connection with the issuance, the Company purchased 200,000 warrants for a total consideration of NIS 150,000 (approximately USD 45,000).

The warrants were classified as liabilities in accordance with ASC 815 and were initially recognized at fair value on the issuance date. Subsequently, the warrants are remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

Issuance costs related to the warrants were expensed as incurred and recognized in the Company’s statement of income.

NOTE 4 – SUBSEQUENT EVENTS

On 23 October 2025, Water completed the acquisition of 100% of the share capital of Zorronet Ltd., a company engaged in AI-based security monitoring systems. The consideration included: (a) an immediate cash payment of NIS 300,000 in three monthly installments; (b) 200,000 non-transferable options granted to the sellers; and (c) performance-based consideration equal to the higher of 125% of Zorronet’s 2026 revenues or eight times its 2026 EBITDA.

All conditions precedent, including continued employment undertakings of key employees, assignment of intellectual property, and receipt of the required corporate and regulatory approvals, were fulfilled prior to completion.

STAR 26 CAPITAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

STAR 26 CAPITAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

Somekh Chaikin

17 Ha’arba’a Street, PO Box 609

KPMG Millennium Tower

Tel Aviv 6100601, Israel

+972 3 684 8000

Independent Auditors’ Report

To the Shareholders and the Board of Directors of

Star 26 Capital Inc.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Star 26 Capital Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of comprehensive loss, changes in stockholders’ deficit, and cash flows for the period from January 17, 2024 (date of inception) to December 31, 2024, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

Somekh Chaikin

17 Ha’arba’a Street, PO Box 609

KPMG Millennium Tower

Tel Aviv 6100601, Israel

+972 3 684 8000

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

Somekh Chaikin

17 Ha’arba’a Street, PO Box 609

KPMG Millennium Tower

Tel Aviv 6100601, Israel

+972 3 684 8000

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Somekh Chaikin

Member Firm of KPMG International

Tel Aviv, Israel

May 14, 2025

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

STAR 26 CAPITAL INC.

CONSOLIDATED BALANCE SHEET

(USD in thousands except share and per share data)

	December 31,
	2024
Assets
Current Assets
Cash and cash equivalents	1,154
Short term bank deposits	121
Restricted cash	13
Accounts receivable	814
Inventories	817
Other current assets	565
Total Current Assets	3,484

Funds in respect of employee rights upon retirement	69
Deferred taxes	116
Intangible assets	249
Operating lease right-of-use asset	355
Property and equipment, net	6

Total Assets	4,279

Liabilities and Shareholders’ Deficit
Current Liabilities
Short term loans	810
Loan from related party	1,511
Accounts payable	730
Operating lease liability	174
Other current liabilities related party	117
Other current liabilities	538
Total current liabilities	3,880
Long term loans	552
Operating lease liability	185
Liability for employees’ rights upon retirement	95
Total Liabilities	4,712

Stockholders’ Deficit
Class A common stock, par value $0.0001 per share, 250,000,000 shares authorized as of December 31, 2024; 4,708,333 shares issued and outstanding as of December 31, 2024	(*	)
Class B common stock, par value $0.0001 per share, 50,000,000 shares authorized as of December 31, 2024; 6,250,000 shares issued and outstanding as of December 31, 2024	(*	)
Additional paid-in capital	15

Receipts on accounts of shares	92
Accumulated other comprehensive income	15
Accumulated deficit	(555)
Total Stockholders’ Deficit	(433)
Total liabilities and stockholders’ Deficit	4,279

(*)	represents amount less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

STAR 26 CAPITAL INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(USD in thousands except share and per share data)

For the period from January 17, 2024* to December 31, 2024

Revenues	4,994
Cost of revenues	(3,808)
Gross profit	1,186
General and administrative expenses – related party	(307)
General and administrative expenses	(1,380)
Other Income	55
Operating loss	(446)
Financial expenses to related party	(38)
Financial expenses, net	(105)
(589)
Income tax	34
Net loss	(555)
Foreign currency translation adjustment	15
Total comprehensive loss	(540)

*	Date of inception.

The accompanying notes are an integral part of the consolidated financial statements.

STAR 26 CAPITAL INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(USD in thousands, except share and per share data)

	Ordinary shares Class A			Ordinary shares Class B			Additional paid-in	Receipts on account of	Accumulated Other comprehensive	Accumulated	Total Stockholders’
	Number	Amount		Number	Amount		capital	shares	income	deficit	deficit

Balance at January 17, 2024 (date of inception)	-	-		-	-		-	-	-	-	-

Net loss	-	-		-	-		-	-	-	(555)	(555)
Foreign currency translation adjustment	-	-		-	-		-	-	15	-	15
Issuance of Ordinary shares	4,650,000	(*	)	6,250,000	(*	)	-	-	-	-	(* )
Share based compensation	25,000	(*	)	-	-		7	-	-	-	7
Investment in shares	33,333	(*	)	-	-		8	92	-	-	100
Balance at December 31, 2024	4,708,333	(*	)	6,250,000	(*	)	15	92	15	(555)	(433)

(*)	represents amount less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

STAR 26 CAPITAL INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(USD in thousands)

For the period from January 17, 2024* to December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(555)
Adjustments required to reconcile net loss for the period to net cash used in operating activities:
Depreciation and amortization	153
Interest expenses	21
Deferred taxes	(34)
Share based compensation	7
Other	(18)
Change in liability for employee rights upon retirement	(41)
Increase in accounts receivable	7
Increase in inventories	(576)
Increase in other current assets	(564)
Increase in accounts payable	273
Increase in related party	117
Increase in other liabilities	(6)
Net cash used in operating activities	(1,216)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of property and equipment	(4)
Proceeds from sale of property and equipment	18
Increase in short term bank deposit	(121)
Rimon’s cash acquisition (Appendix A)	142
Payment for Rimon’s acquisition	(125)
Net cash used in investment activities	(90)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term credit from banking institutions, net	538
Deferred payment for Rimon’s acquisition	(41)
Investment in shares	100
Proceeds from related party’s loans	418
Loans from banking institutions	681
Repayment of loans from banking institutions	(223)
Loans from Nukkleus, Inc.	1,000
Net cash provided by financing activities	2,473
INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,167

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	-

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	1,167

*	Date of inception.

The accompanying notes are an integral part of the consolidated financial statements.

STAR 26 CAPITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(USD in thousands)

Appendix A - Net cash Rimon’s cash acquisition (see note 1)
Working capital (excluding cash and cash equivalents)	179
Intangible assets	(401)
Long term assets	(466)
Long term liabilities	830
Rimon’s cash acquisition	142

Supplemental disclosure of cash flow information:
Non-cash transactions:
Initial recognition of operating lease right-of-use assets and liabilities	95
Contingent consideration of Rimon’s acquisition	176
Consideration of Rimon acquisition offset against Rimon debt	41

Cash paid during the year for:
Interest	126

The accompanying notes are an integral part of the consolidated financial statements.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 : GENERAL

A.	Star 26 Capital Inc. (“Company”) is a corporation organized under the laws of the State of Nevada on January 17, 2024. The Company was formed as an acquisition holding company to invest in and/or acquire controlling stakes in private businesses with a focus on improving their operations, management, and sales and marketing, with the goal of achieving enhanced financial outcomes for the benefit of its stockholders. The Company’s acquisition strategy currently targets business sectors expected to yield above-average returns, such as the Israeli defense and aerospace industries.

The company is managed by Zero One Capital LLC (“Zero One or the Manager”). Zero One is a Nevada limited liability company formed and managed by the Company’s Founder, Menachem Shalom, on January 19, 2024. Zero One was formed to provide management services to the Company and to its current and future operating subsidiaries, including Rimon (See note 16 below).

B. Rimon Agencies Ltd. (hereinafter: “Rimon”), subsidiary (see B below) is engaged in a wide range of defense, homeland security and commercial systems and its clients include military and governmental bodies, top tier security agencies, and international companies. Rimon was founded in 1988 in Israel.

B.	On December 22, 2023, Menachem Shalom (“Shalom”) entered a Loan Agreement (the “First Agreement”) with Rimon and the heirs of Mr. Rimon (“Heirs” or “Sellers”), who was the original sole shareholder of Rimon and its CEO. According to that Agreement Shalom lent Rimon a sum of NIS425 thousands (approximately $117 thousands). In addition to the rights as a lender to Rimon, Rimon has issued Shalom 51% of its outstanding shares. The issuance of the shares was completed only in February 2024. As of December 31, 2023 Shalom has transferred NIS350 thousands (approximately $96 thousands) and the rest were transferred to Rimon in January 2024.

On February 15, 2024, Shalom entered into a debt purchase agreement (the “Second Agreement”) with Rimon and the Heirs pursuant to which the Heirs agreed (i) to assign all of their rights vis-à-vis Rimon, including due to the Debt of approximately NIS2.2 million (approximately $602 thousands) (as defined in the Second Agreement), to Shalom in exchange for a cash payment (the “Cash Payment”) to the Heirs of NIS750 thousands (approximately $206 thousands), to be made by Shalom in three installments, plus additional consideration (the “Additional Consideration”) specified below and (ii) to sell to Shalom all of the remaining ordinary shares of Rimon still held by the Heirs (i.e., 98 ordinary shares of Rimon, or 49% of the outstanding capital stock of Rimon, the “Balance Shares”) in exchange for the payment to the Heirs of the par value (NIS 1 per share) of those Balance Shares, such share purchase being subject to a five percent (5%) holdback as security against payment in full of the Cash Payment. In addition, under the terms of the Second Agreement, Shalom agreed, among other things, to remove any and all guarantees of the Heirs or pledges on their accounts related to debts of Rimon and to guarantee every payment that Rimon was obligated to pay the Heirs thereunder, and (iii) under each of the First Agreement and the Second Agreement the Heirs authorized Shalom to assign the two agreements to a company under the control of Shalom subject to Shalom providing his personal guarantee of such company’s undertakings towards the Heirs.

In accordance with the terms of the Second Agreement, Shalom paid the Heirs NIS450 thousands (approximately $125 thousands), with the remaining NIS300 thousands (approximately $82 thousands) to be paid in within 12 months after the date of execution of the Second Agreement.

On December 12, 2024, the Sellers agreed that the Company may remove their names from the shares on which such names are currently affixed on the official Israeli securities registrar upon the payment of NIS148 thousands (approximately $41 thousands) to the Sellers, an amount equal to (i) the sum of the final NIS300 thousands (approximately $82 thousands) installment due February 15, 2024, (ii) less NIS152 thousands (approximately $41 thousands) , representing funds held in a private account of the late Benjamin Rimon, Rimon’s founder, as collateral for certain of Rimon’s debt which was to be returned to us upon repayment of the debt and release of the collateral. The Company paid the above amount on December 18, 2024, and had the Sellers name removed from the official Israel securities registrar thereafter. This payment was recorded as financing activities in the statement of cash flows.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 : GENERAL (cont.)

In accordance with the terms of the Second Agreement, Shalom agreed to pay the Heirs the Additional Consideration consisting of (i) the higher of (a) 2% of revenue and (b) 6% of EBITDA of Rimon for each of the 2024 and 2025 calendar years, (ii) the right to receive 3.5% of the ordinary shares owned by Shalom, as adjusted, payable in ordinary shares or in cash, in the event Rimon conducts a public offering of its ordinary shares by the end of 2026, and (iii) a sum equal to a third of the balance of consideration to be received by Rimon for a certain brokerage transaction between Fireco SARL and BL Advanced Ground Support Systems Ltd., should the transaction be completed, which amount would include a third of the payments already made with respect to that transaction during 2024, if any. The Company estimated that the amount representing this item is approximately $176 thousands. As of December 31, 2024 the Additional Consideration was estimated at $162 thousand (see note 10).

On February 15, 2024, the Company executed an assignment and assumption agreement with the founder, Menachem Shalom. Under this agreement, the Company, through the wholly owned subsidiary Billio, Inc. acquired all of Rimon’s issued and outstanding capital stock. The Company agreed to assume all of Shalom’s rights and obligations toward the sellers of Rimon, as outlined in earlier agreements dated December 22, 2023 and February 15, 2024 (see above). Additionally, the Company agreed to reimburse Shalom for his out-of-pocket costs related to his acquisition of Rimon. To do so, the Company issued Shalom a demand grid promissory note with principal of $265 thousands, which increased to $511 thousands by December 31, 2024, due to various expenses that Shalom paid during 2024 for the Company. The note bears interest at 8% per annum and matures 30 days after the earlier of one year from the issuance date of the note or upon the closing of a private placement or public offering of at least $5 million. On February 15, 2025, the Parties hereby agree to extend the term of the Note and change its maturity date to February 15, 2026. As of the date of approval of the financial statements, this loan has been repaid in full.

C.	Because most of the Company’s operations are conducted in Israel and all members of its board of directors, management, as well as a majority of its employees and consultants, including employees of its service providers, are located in Israel, its business and operations are directly affected by economic, political, geopolitical and military conditions affecting Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers in the southern part of the country. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket, drone and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon. In addition, Iran recently launched direct attacks on Israel and has threatened to continue to attack Israel. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. While currently no damages were registered in Israel from such attacks, the situation is developing and could lead to additional wars and hostilities in the Middle East. It is possible that the hostilities with Hezbollah and Iran will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, will join the hostilities. Such hostilities may include terror and missile attacks.

In the event that the Company’s facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt its ongoing operations, its ability to deliver or provide products and services in a timely manner to meet its contractual obligations to customers and vendors could be materially and adversely affected.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 : GENERAL (cont.)

Following the brutal attacks on Israel, the mobilization of army reserves and the government declaring a state of war in October 2023, there was a decrease in Israel’s economic and business activity. The security situation has led, among other things, to a disruption in the supply chain and production, a decrease in the volume of national transportation, and a shortage in manpower due to employees being called for active reserve duty as well as a rise in the exchange rate of foreign currencies in relation to the New Israel Shekel. These events may imply wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct its business, operations and affairs. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Certain of its employees and consultants in Israel, in addition to employees of its service providers located in Israel, have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas as well as the other pending or future armed conflicts in which Israel is or may become engaged, and such persons may be absent for an extended period of time. The Company is continuing to regularly follow developments on the matter and is examining the effects on its operations and the value of its assets.

NOTE 2 : SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

A.	Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, certain revenues and expenses, and disclosure of contingent assets and liabilities as of the date of the financial statements. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, acquired intangible assets and inventories. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Actual results could differ from those estimates.

B.	Functional currency

The functional currency of the Company is U.S. dollar. The functional currency of the subsidiary is the New Israeli Shekel (“NIS”).

A majority of the subsidiary’s revenues is generated in New Israel Shekel (“NIS”). In addition, most of the subsidiary’s costs are denominated and determined in NIS. Management believes that the NIS is the currency in the primary economic environment in which the subsidiary operates. Thus, the functional currency of the subsidiary is the NIS.

The records of the Israeli operations were maintained in the local currency and translated to the reporting currency as follows: assets and liabilities are translated using the balance sheet period-end date exchange rate. Expenses and income are translated using the weighted average exchange rates for the reporting period. Foreign translation gains and losses are reported on the consolidated statement of operations and comprehensive loss and were included in the amount of income from comprehensive income.

C.	Principle of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 : SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Business Combinations

The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company’s estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions, tax-related valuation allowances and pre-acquisition contingencies are initially recorded in connection with a business combination as of the acquisition date. The Company continues to collect information and reevaluates these estimates and assumptions quarterly and records any adjustments to the Company’s preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations. See Note 5 below.

E.	Cash and cash equivalents and Restricted cash

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

Restricted cash as of December 31, 2024 included a $13 thousands collateral account for guarantees issued by the bank in favor of the Company towards vendors and tenders the Company participated in.

F.	Inventories

Substantially all inventory consists of raw materials are valued at the lower of historic cost or net realizable value; where net realizable value is considered to be the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal and transportation. Historic inventory costs are calculated on a first-in, first-out basis or specific cost. The Company does not hold finished goods as inventory.

G.	Accounts Receivables

The Company manages credit risk associated with accounts receivables at the customer level.

Pursuant to Topic 326 for accounts receivables, the Company maintains an allowance for doubtful accounts that reflects its estimate of its expected credit losses. The allowance is estimated using a loss-rate model based on delinquency. The estimated loss rate is based on the Company’s historical experience with specific customers, its understanding of its current economic circumstances, reasonable and supportable forecasts, and its own judgment as to the likelihood of ultimate payment based upon available data. The Company performs credit evaluations of customers and establish credit limits based on reviews of its customers’ current credit information and payment histories. The Company believes that its credit risk is somewhat mitigated by its diverse customer base and its credit evaluation procedures. The actual rate of future credit losses, however, may not be similar to past experience. The estimate of doubtful accounts could change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, the Company may be required to increase or decrease its allowance for doubtful accounts.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 : SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Property, plant and equipment, net

1.	Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the Statements of Operations and Comprehensive Loss.

2.	Rates of depreciation:

%

Furniture and office equipment	7-15
Computers	33

I.	Intangible assets:

Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, as noted below. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

Intangible assets and their useful lives are as follows:

Useful Life (in Months)

Distributor rights	60
Backlog	24
Customer Relationships	60

Acquisition-related intangible assets:

The Company accounts for ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Acquisition-related intangible assets result from the Company’s acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets. Acquisition-related definite lived intangible assets are reported at cost, net of accumulated amortization.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 : SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Goodwill:

The Company’s goodwill reflects the excess of the consideration paid or transferred including the fair value of contingent consideration over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed by evaluating an initial qualitative assessment of the likelihood of impairment. The impairment test is performed each year during the fourth quarter of the year. If this step indicates that the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

In step one of the impairment test, the Company compares the fair value of the reporting unit to the carrying value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. If the fair value is less than the carrying value of the reporting unit, then the second step of the impairment test is performed to measure the amount of the impairment.

In the second step, the reporting unit’s fair value is allocated to all the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that simulates the business combination principles to derive an implied goodwill value. If the implied fair value of the reporting unit’s goodwill is less than its carrying value, the difference is recorded as impairment.

K.	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with ASC Topic 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. No impairment expenses were recorded during the year ended December 31, 2024.

L.	Fair Value

Fair value of certain of the Company’s financial instruments including cash, accounts payable, accrued expenses, and other accrued liabilities approximate cost because of their short maturities. The Company measures and reports fair value in accordance with Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

Fair value, as defined by ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or an in-exchange valuation premise.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 : SIGNIFICANT ACCOUNTING POLICIES (cont.)

Valuation techniques are generally classified into three categories: (i) the market approach; (ii) the income approach; and (iii) the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3: Unobservable inputs for the asset or liability that are supported by little or no market activity, and that are significant to the fair values.

Fair value measurements are required to be disclosed by the level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), (ii) segregating those gains or losses included in earnings, and (iii) a description of where those gains or losses included in earning are reported in the statement of operations.

M.	Provision for Returns

Based on historic customers’ returns, the Company allocates 0.5% of the annual sales for provision for returns of goods from its customers.

N.	Leases

The Company determines if an arrangement is or contains a lease at contract inception.

Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities, and operating lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 : SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in statement of comprehensive loss. For lease agreements, the Company has elected the practical expedient to account for the lease and non-lease maintenance components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.

O.	Severance pay

All the Company’s employees, besides one, have been signed on Section 14 of Israel’s Severance Compensation Law, 1963 (“Section 14”). Pursuant to Section 14, the Company’s employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 are recorded in the Company’s balance sheets.

As to the employee that has not signed the Section 14 clause, the Company contributes the on-going contributions on monthly basis.

P.	Revenue recognition

The Company implements the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The guidance provides a unified model to determine how revenue is recognized.

Revenues are recognized when control of the promised goods or services are transferred to the customers in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, it satisfies a performance obligation.

This process involves identifying the customer contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use and obtain the benefit of the product.

Company has two main types of revenues –

Revenues from selling goods imported by the Company – like generators, masts and lightning

Revenues from integration projects where the Company designs, engineers, sources raw materials, assembles and completes tactical vehicles and trailers.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 : SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenues are recognized when the Company satisfies performance obligations under the terms of its contracts, and control of its products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products. Control is transferred upon delivery of its products, and revenue is recognized at that point in time. Integration projects mentioned above, which have a duration of up to two months, are also recognized at a point in time, since the project consists of one performance obligation (the delivery of the product), and: (a) the customer does not simultaneously receive and consume benefits as the entity performs; (b) the Company is not creating or enhancing an asset the customer controls, since the product is owned by the Company until delivery; and (c) the entity does not have an enforceable right to payment for performance to date.

A typical contract with a customer specifies that the Company would receive an advance payment once the contract is signed, an additional payment would be made to the Company once the ordered product is manufactured and ready to be shipped to the customer and the remainder of the contract’s consideration would be made once the system is installed in the customer’s factory and its accepted by the customer.

According to ASC-606-10-50, and given the mentioned-above, once signed, the Company’s contracts are considered Contract Liability – as the Company has received the amount prior to delivering the goods to the customer. Those amounts would not be considered as revenues. When goods are shipped to the customer and no advance payment was made – the contract becomes Contract Asset – as the Company transferred the goods to the client prior to receiving the full consideration for it. At the time the receipt of the consideration is conditional upon a successful installation of the product by the Company at the customer’s location and the full acceptance of the product by the customer. Only after such installation and acceptance the consideration owed to the Company is categorized as receivable. In all cases the time interval between the delivery of the product and its installation and acceptance by the customer happens within days.

Q.	Cost of Goods Sold

The Cost of Goods Revenues represents the costs incurred in the production of goods sold by the Company. These costs include, but are not limited to:

-	Raw Materials– Costs related to the procurement of raw materials and other direct inputs used in the production process.

-	Direct Labor – Wages and related expenses for employees directly involved in the manufacturing or production process.

-	Manufacturing Overhead – Indirect production costs, including factory utilities, depreciation of production equipment, and maintenance expenses.

-	Other Direct Costs – Any additional costs directly attributable to the production of goods, including packaging and quality control.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 : SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Income taxes

Income taxes are accounted for under the asset and liability method. The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes”. Accordingly, deferred income taxes are determined based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the enacted tax rates expected to be in effect when these differences reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its 2024 financial statements and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

S.	New Accounting Pronouncements

Recently Adopted Accounting Standards

Segment Reporting: In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures requires incremental disclosures related to an entity’s reportable segments, including (i) significant segment expense categories and amounts for each reportable segment that are provided to the chief operating decision maker (“CODM”), (ii) an aggregate amount and description of other segment items included in each reported measure, (iii) all annual disclosures about a reportable segment’s profit or loss and assets required by Topic 280 to be disclosed in interim periods, (iv) the title and position of the individual or the name of the group identified as the CODM and (v) an explanation of how the CODM uses the reported measures of segment profit or loss to assess performance and allocate resources to the segment. The standard improves transparency by providing disaggregated expense information about an entity’s reportable segments. The standard does not change the definition of a segment, the method for determining segments or the criteria for aggregating operating segments into reportable segments. This guidance is effective for annual reporting periods beginning after December 15, 2023, and interim reporting periods beginning after December 15, 2024. The Company adopted this guidance retrospectively, providing the additional disclosures as required. See note 23, for more information.

In June 2022, the FASB issued ASU 2022-03 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring its fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU also introduces new disclosure requirements for equity securities subject to contractual sale restrictions. The Company adopted the ASU on January 1, 2024 and it did not have a material impact on its consolidated financial statement.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 : SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting Standards Not Yet Adopted

Income Taxes: In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU add specific requirements for income tax disclosures to improve transparency and decision usefulness. The guidance in ASU 2023-09 requires that public business entities disclose specific categories in the income tax rate reconciliation and provide additional qualitative information for reconciling items that meet a quantitative threshold. In addition, the amendments in ASU 2023-09 require that all entities disclose the amount of income taxes paid disaggregated by federal, state, and foreign taxes and disaggregated by individual jurisdictions. The ASU also includes other disclosure amendments related to the disaggregation of income tax expense between federal, state and foreign taxes. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis and retrospective application is permitted. The adoption of ASU 2023-09 is expected to have a financial statement disclosure impact only and is not expected to have a material impact on the Company’s financial statements.

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expense and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). Amounts remaining in relevant expense captions that are not separately disclosed will be described qualitatively. Certain amounts that are already required to be disclosed under currently effective U.S GAAP will be included in the same disclosure as the other disaggregation requirements. The amendments also require disclosing the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

NOTE 3 : INVENTORIES

December 31,
2024 (USD in thousands)

In process goods	93
Raw materials and Components	724
817

NOTE 4 : OTHER CURRENT ASSETS

December 31,
2024 (USD in thousands)
Prepaid expenses	8
Governmental institutions	58
Advances to suppliers	499
565

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 : ACQUISITION OF RIMON

On February 15, 2024, Shalom assigned and transferred the First Agreement and the Second Agreement to Billio, Inc. (the “Assignment”). That Assignment include (i) all of his Rimon ordinary shares that it has received (the “Transferred Rimon Shares”), consisting of 102 Rimon ordinary shares comprising a portion of the Majority Shares and 88 Rimon ordinary shares comprising a portion of the Balance Shares, and all of the Rimon ordinary shares it expects to receive from the Heirs upon payment in full to the Heirs of the Installment Payments, consisting of 10 Rimon ordinary shares comprising a portion of the Security Shares (the “Rimon Security Shares” and together with the Transferred Rimon Shares, the “Rimon Shares”), (ii) that Star assume all of the obligations of Shalom to the Heirs (the “Obligations”) under the two Agreements including, but not limited to, (A) the making of the Installment Payments to the Heirs and (B) the payment to the Heirs of the Additional Consideration, (iii) that Star indemnify and hold harmless Shalom with respect to any and all obligations of Shalom to the Heirs including, but not limited to, any and all Guarantees Shalom provided to the Heirs and/or third parties, and (iv) that Star reimburse Shalom for all of the expenditures made by Shalom in connection with the transactions contemplated by the Acquisition Agreements and in favor of or on behalf of Rimon and the Heirs, including but not limited to the Loan, the Cash Payment and any other payments made or costs incurred by Shalom with respect to consummating the transactions contemplated by the Acquisition Agreements, through the issuance by Star to Shalom of a demand note (the “Demand Note”).

The Company accounted for the acquisition of Rimon as a business combination between entities under common control and recorded the assets and liabilities at the value recorded by Shalom as if the acquisition occurred upon the Company’s inception. Due to the proximity of the two transactions, the Company recorded the assets and liabilities using the acquisition method under FASB ASC Topic 805 as of the date that Shalom obtained control.

The Company estimated the purchase price, identified the acquired assets and assumed liabilities as of the acquisition date. The consideration totaled $382, including $176 of contingent consideration. The contingent consideration was calculated based on the forecasted revenues of Rimon for 2024 and 2025 multiplied by 2% (See note 1B) and discounted to the acquisition date. The contingent consideration and the acquired intangible assets are presented at fair value and are considered a Level 3 fair value measurement.

The table below summarizes the fair value of assets acquired and liabilities assumed following the adjustments mentioned above as of the acquisition date:

February 15, 2024
U.S. Dollars (in thousands)
Cash and cash equivalents	142
Working capital (excluding cash and cash equivalents)	203
Long terms assets	466
Intangible assets	401
Long terms liabilities	(830)
Net assets acquired	382

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 : ACQUISITION OF RIMON (cont.)

The purchase price allocation for Rimon, made by an external appraiser, as of the date of purchase is presented as follows:

The valuation of customer relationship and distribution relationship was evaluated by applying the Income Approach, specifically, the multi-period excess earnings method (MEEM).

The excess Rimon’s purchase price over the fair market value of its net intangible assets being acquired was immaterial.

The following table sets forth the preliminary components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in months):

	Fair value (USD in thousands)	Useful life
Distributor rights	89	60
Backlog	242	24
Customer Relationships	70	60
Total intangible assets	401

The Company accrued deferred taxes liabilities in the amount of $83 thousand. The Company determined that none of the purchase price was allocated to goodwill.

Other intangible assets consisted of the following:

	December 31, 2024
	Carrying Amount	Accumulated Amortization	Net Book Value
	(USD in thousands)
Distributor rights	89	17	72
Backlog	242	121	121
Customer Relationships	70	14	56
Total intangible assets	401	152	249

Amortization expenses amounted to $152 thousands for the year ended December 31, 2024.

Future amortization expenses are expected to be as follows:

2025	152
2026	32
2027	32
2028	33
Total	249

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 : PROPERTY AND EQUIPMENT, NET

Composition of assets and the accumulated depreciation thereon, grouped by major classification and changes therein in 2024 are as follows:

	December 31,
	2024
	Cost	Accumulated Depreciation	Property and equipment, Net
	(USD in thousands)
Leasehold improvements	7	1	6
Total	7	1	6

Deportation expenses amounted to $1 thousand for the year ended December 31, 2024.

NOTE 7 : LEASES

A.	Rimon’s lease agreement for the office space and warehouse in 14 Yad Harutzim, Netanya, Israel expires in January 2027. The monthly lease payments under the lease agreement are approximately NIS 40 (approximately $11). The annual discount rate as determined upon the business combination is 8%.

B.	The components of operating lease expenses for the period ended December 31, 2024 was as follows:

(USD in thousands)

Operating lease expenses	120

C.	Supplemental cash flow information related to operating leases was as follows:

Period ended December 31, 2024 (USD in thousands)

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	158
Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	95

STAR 26 CAPITAL INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 : LEASES (cont.)

D.	Amounts reported in the balance sheets related to operating lease as of December 31, 2024 are as follows:

Year ended December 31, 2024 (USD in thousands)

Operating leases:
Operating leases right-of-use asset	355

Current operating lease liabilities	174
Non-current operating lease liabilities	185
Total operating lease liabilities	359

E.	Future minimum lease payments under non-cancellable leases as of December 31, 2024, are as follows:

2025	174
2026	174
2027	19
Total operating lease payments	367

Less: imputed interest	(8)
Present value of lease liabilities	359

NOTE 8 : SHORT TERM LOANS

December 31, 2024 (USD in thousands)

Short term loans from Bank (1)	614
Long-term loan from Banks -current portion (Note 8)	196
810

(1)	Annual interest – Prime + 2%-4%

NOTE 9 : ACCOUNTS PAYABLE

December 31, 2024 (USD in thousands)

Trade payables	589
Notes payable	141
730

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 : OTHER CURRENT LIABILITIES

December 31, 2024 (USD in thousands)
Advances received from customers	48
Employees and payroll accruals	143
Government Institutions	43
Former shareholders of Rimon (Note 1B)	164
Accrued expenses	140
538
Advances received from customers:

Opening balance	-
Rimons’ acquisition	112
New Advance payments	48
Amount recognized as revenue	(111)
Foreign currency translation adjustment	(1)
Closing balance	48

NOTE 11 : LONG TERM LOANS

December 31, 2024 USD in thousands)
Long term from bank (1)	748
Long-term loan from Banks -current portion	(196)
552

(1)	Annual interest – Prime + 3%-4%.

Maturities of the loan from banks as of December 31, 2024, were as follows:

Year ended December 31,

2025	196
2026	137
2027	124
2028-2029	291

Total	748

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 : SHAREHOLDERS’ EQUITY

A.	On January 18, 2024, the Company issued (i) 6,250,000 shares of class B common stock to the Company’s Founder, Chief Executive Officer, and Chairman of the board, Menachem Shalom, for nominal consideration, and (ii) 4,650,000 shares of class A common stock to Menachem Shalom, Bevilacqua PLLC, and others in connection with the Founder’s formation of the Company on January 17, 2024.

B.	Description of the rights attached to the Shares in the Company:

The Ordinary shares confer upon their holders the right to participate and vote in the shareholders’ meetings of the Company and the right to participate in any distribution of dividends.

The rights of the class A common stockholders and class B common stockholders are identical, except that each share of class A common stock is entitled to one vote per share, and each share of class B common stock is entitled to 100 votes per share, voting together as one class and is convertible into one share of class A common stock upon the occurrence of certain events or circumstances. The class A and class B common stock vote together on all matters which the common stockholders are entitled to vote upon according to the Company’s articles of incorporation and bylaws, as amended.

C.	On July 7, 2024, the Company conducted a closing of a private placement of class A common stock and entered into a subscription agreement with Shalom Berkovitz, a non-U.S. person and one of the director nominees, in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to that subscription agreement, the company will issue 400,000 shares of class A common stock at $0.25 per share for proceeds of $100,000. As of December 31, 2024, the Company had issued 33,333 shares. A balance of $92 thousand is presented as receipts on accounts of shares.

D.	On July 24, 2024, the board of directors approved, and the Company’s Founder and controlling stockholder person ratified, the Star 26 Capital Inc. 2024 Equity Incentive Plan, or the 2024 Plan. The following is a summary of the principal features of the 2024 Plan.

The maximum number of shares of class A common stock that may be issued pursuant to awards granted under the 2024 Plan is 1,500,000 shares of class A common stock, subject to automatic increases according to the 2024 Plan. Notwithstanding the foregoing, the maximum number of shares of class A common stock that may be issued as incentive stock options is equal to the maximum number of shares available for issuance under the 2024 Plan without taking into account any automatic increases in the share reserve thereunder.

As of the date of this prospectus, the Company has not granted any awards under the 2024 Plan.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 : COST OF REVENUES

Year ended December 31, 2024 USD in thousands)
Materials	3,149
Salaries and related expenses	270
Rent and asset management	141
Other expenses	248
3,808

NOTE 14 : GENERAL AND ADMINISTRATIVE EXPENSES

Year ended December 31, 2024 USD in thousands)
Salaries and related expenses	467
Rent and asset management	60
Professional services	405
Amortization	152
Consulting and marketing expenses	100
Other expenses	196
1,380

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 : INCOME TAX

Corporate tax rates in U.S. - The Company is subject to U.S. income tax laws. The corporate tax rates is 21% for federal income taxes and a blended rate of 8% for state income taxes. There are no significant provisions for U.S. federal, state or other taxes for any period.

Corporate tax rates in Israel - The Israeli statutory corporate tax rates is 23%.

As of December 31, 2024, the Company and subsidiary have carried forward losses for tax purposes of approximately$430 thousands and $660 thousands, respectively.

The following is reconciliation between the theoretical tax on pre-tax income, at the tax rate applicable to the Company (federal tax rate) and the tax expense reported in the financial statements:

Year ended December 31,
2024 USD in thousands)
Pretax loss	(589)
Federal tax rate	21%
Income tax computed at the ordinary tax rate	124
Losses for which no deferred taxes were created	(90)
Others	-
(34)

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

Year ended December 31,
2024 USD in thousands)

Deferred tax assets
Net operating income carryforwards	243
Employees accruals	20
Deferred tax liabilities – Intangible assets	(57)
Gross deferred tax assets	206

Valuation allowance	(90)
Total deferred tax assets, net	116

As of December 31, 2024 the Company has not provided a deferred tax liability in respect of cumulative undistributed earnings relating to the Company’s foreign subsidiary, as the Company intends to keep these earnings permanently invested.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 : INCOME TAX (cont.)

Composition of income before income taxes and income tax expense

For the period from January 17, 2024 to December 31, 2024
Loss before income taxes:
U.S	584
Israel	5

589

Income tax expense:
Current:
U.S	-
Israel	-
-
Deferred tax (benefit) expense:
U.S	35
Israel	(1)
34

34

Accounting for uncertainty in income taxes

For the period from January 17, 2024 to December 31, 2024 the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to income taxes as a component of income tax expense. For the period from January 17, 2024 to December 31, 2024, no interest and penalties related to income taxes have been accrued.

Tax assessments

The Company files its income tax returns in the U.S while its principle foreign subsidiary file its income tax return in Israel. The Israeli tax return of Rimon is open to examination by the Israeli Tax Authorities for the tax year 2021 -2024, while the tax return of the Company is open to examination by the IRS for the 2024 tax year.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 : RELATED PARTIES

A.	Transactions and balances with related parties

Year ended December 31,
2024 USD in thousands)
General and administrative expenses:
Officers’ compensation	307

Financing:
Financing expense	38

B.	Balances with related parties:

As of December 31, 2024 USD in thousands)

Other current liabilities	117
Loans from related parties	511
Loans from Nukkleus inc.	1,000

C.	On January 1, 2024, Rimon and Billio Ltd, an Israeli limited liability company then wholly owned by the Company’s Founder, Menachem Shalom, entered into an agreement whereby Billio Ltd. agreed to provide management services to Rimon in exchange for 40,000 NIS, or approximately $10,765 per month. The prior amounts are being included as compensation to the Company’s Founder because he is the sole owner of Billio Ltd. and was its only independent contractor. The agreement between Rimon and Billio Ltd. was terminated on August 12, 2024, upon the execution of that certain offsetting management services agreement by and between the Company, Rimon, and its Manager. See also D below.

D.	Note from related party - the note bears interest at 8% per annum and matures 30 days after the earlier of one year from the issuance date (February 15, 2024) or upon the closing of a private placement or public offering of at least $5 million. On February 15, 2025, the Parties hereby agree to extend the term of the Note and change its maturity date to February 15, 2026.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 : RELATED PARTIES (cont.)

E.	Menachem Shalom, the Company’s Founder, Chief Executive Officer, and Chairman of the board, is the principal owner of the Company’s Manager. The Company’s relationship with its Manager is governed principally by the Management Services Agreement, dated June 28, 2024, by and between the Company and its Manager relating to the management services that its Manager will perform for the Company. The initial term of the Management Services Agreement is ten years, or until June 28, 2034, and this agreement is subject to automatic renewal for additional five-year terms thereafter unless the Manager or the Company gives written notice to the other party, within 90 days of the expiration of the initial term or any five-year renewal term thereafter, of its desire to terminate the Management Services Agreement.

Pursuant to the Management Services Agreement, the Company’s Manager has committed to provide the Company with business planning, financial and investment management, and advisory services, and financial, strategic, and corporate advisory services in connection with any merger, acquisition, recapitalization, divestiture, financing, refinancing, spin-off, buy-out or other similar transaction in which the Company and/or any of its future target companies or subsidiaries may be, or may consider becoming, involved, in each case at the times and places reasonably requested by the board. In exchange for such services, the Company has agreed to reimburse its Manager for reasonable out-of-pocket expenses and to pay its Manager the following compensatory fees:

●	Management services fees, payable quarterly, with a pro rata amount for any periods of less than a full quarter, within 15 days of the last day of any such fiscal quarter of the Company, which is equal to, in the aggregate, the greater of $300,000 per year or two percent (2%) of the Company’s adjusted net assets (defined below). For purposes of the Management Services Agreement, the term “adjusted net assets” means the sum of (i) the Company’s consolidated total assets, as determined in accordance with US GAAP, of the Company as of such calculation date, plus (ii) the absolute amount of the Company’s consolidated accumulated amortization of intangibles, as determined in accordance with US GAAP, as of such calculation date, minus (iii) the Company’s total cash and cash equivalents, on a deconsolidated basis, as of such calculation date, minus (iv) the absolute amount of the Company’s adjusted total liabilities as of such calculation date. For purposes of the foregoing, adjusted total liabilities means, as of any calculation date, the absolute amount of the Company’s consolidated total liabilities determined in accordance with US GAAP, as of the calculation date, minus, to the extent included, the aggregate principal amount of any third-party indebtedness as of the calculation date. For purposes of any offsetting management services agreement, the term “adjusted net assets” is defined identically to the definition of that term under the Management Services Agreement, except that the relevant subsidiary replaces the Company as the focus of the calculation. The Company is required to pay the annual management fee prior to any distributions by the Company to its shareholders.

●	A transaction services fee equal to 1.75% of the total enterprise or other applicable value of such transaction, as compensation for the transaction-related services the Company’s Manager will provide under the Management Services Agreement with respect to any such transaction services described above, payable on the closing date of such transaction.

Offsetting Management Services Agreement

According to the Management Services Agreement, the Company’s Manager may enter into offsetting management services agreements with any one or more of the Company’s subsidiaries at any time, relating to its Manager’s performance of management services for each subsidiary of the Company that may or may not be similar to the services to be provided under the Management Services Agreement, like Rimon; provided, that (i) 100% of the management fees paid to the Company’s Manager will be deducted from any management fee owed to its Manager pursuant to the Management Services Agreement, as amended from time to time, with respect to offsetting management fee payment obligations, (ii) the aggregate amount of all management fees owed to the Company’s Manager under all offsetting agreements will not exceed the amount of the management fees owed to its Manager under the Management Services Agreement, the difference between those two values is referred to as the excess fees, and (iii) pursuant to such Management Services Agreement, the Company’s Manager will repay all excess fees received from the subsidiaries under offsetting management services agreements, on a pro-rata basis, within 15 days following the end of any fiscal period in which the Company incurs such fees, except if the fiscal period in question is the Company’s most recently completed fiscal year, in which case its Manager shall have 30 days to repay such excess fees.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 : RELATED PARTIES (cont.)

The management fees owed under each offsetting management services agreement shall be determined on a case-by-case with respect to the business, financial condition, and results of operations of each subsidiary and the economics of the Company’s acquisition of such subsidiaries, as set forth below:

●	Pursuant to the Company’s offsetting management services agreement with Rimon, its Manager will be entitled to reimbursement for reasonable out-of-pocket expenses and a monthly management fee equal to $12,500.

Further, under the Management Services Agreement, all unreturned excess fees will be considered an advance of the Manager’s management fee under the respective agreement to which such advance relates, and all outstanding management fee advances shall reduce, dollar for dollar, the management Fees owed to the Manager for the fiscal period following the period in which the Company is deemed to have made a management fee advance to its Manager. Such unreturned excess fees will accrue interest, beginning on the date such advance is deemed to have been made at a rate of 7% per annum. The Company has also agreed that any amounts owed to the Manager under the Management Services Agreement or any offsetting management services agreement but not paid will also accrue interest as of the date on which such payment is past due, at a rate of 7% per annum.

E.	On August 11, 2024, the Company established an advisory board and approved and adopted a charter to govern the advisory board. Pursuant to that charter, the advisory board shall be comprised of a minimum of three members, all of whom shall be appointed and subject to removal by the board of directors at any time. In addition to the enumerated responsibilities of the advisory board in its charter, the primary function of the advisory board is to assist the board of directors and make non-binding recommendations to the Company and its Founder as to matters within the areas of the advisory board member’s experience and expertise based on reasonable research, study, and analysis.

The independent director agreements with the director nominees, effective upon their appointment to our board of directors immediately upon the listing of the Company’s class A common stock on the Nasdaq after the effectiveness of the registration statement of which this prospectus forms a part.

Pursuant to those agreements, once effective, the Company will pay each director nominee a quarterly fee of $6,000 (or $9,000 if such director nominees participate in a committee of the board), and a one-time equity award under the Company’s equity incentive plan of 100,000 shares of restricted class A common stock, 25% of which will vest immediately upon execution of such grant, and the remainder to vest in a series of equal quarterly installments over a 24-month period beginning on the date of the grant, which shall be the date of the director nominee’s appointment. The Company also intends to reimburse each director nominee for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the director nominee’s duties for us, and to separately enter into a standard indemnification agreement with each of the director nominees, the term of which will begin the date of the director nominee’s appointment.

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 : SEGMENT AND ENTITY-WIDE INFORMATION

The Company has one reporting segment as described in Note 1A above.

The Company’s chief operating decision maker is its chief executive officer.

The chief operating decision maker assesses performance and decides how to allocate resources based on net income (loss) that is also reported on the income statement as net income (loss).

The measurement of segment assets is reported on the balance sheet as total consolidated assets.

The chief operating decision maker uses net income (loss) to evaluate income generated from the segment assets (return on assets) in deciding whether to reinvest profits into the segment or into other parts of the entity.

Net income (loss), financial expenses (as appear in the statement of comprehensive loss) and information on expenses included in notes 13-14 are used to monitor budget versus actual results. The chief operating decision maker also uses net income (loss) in competitive analysis by benchmarking to the Company’s competitors. The competitive analysis along with monitoring of budget versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

The Company’s revenues are primarily all from Israeli customers, and the all of the Company’s long-lived assets are located in Israel.

The composition of revenues is as follows:

Year ended December 31, 2024
(USD in thousands)
Selling goods imported	4,668
Integration projects	326
4,994

STAR 26 CAPITAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 : SUBSEQUENT EVENTS

The Company’s management has performed an evaluation of subsequent events through May 12, 2025, the date the financial statements were available to be issued.

A.	On February 3, 2025, the Company entered into an agreement to purchase restricted shares and options of Mia Dynamics Motors Ltd., a public company traded on the Tel Aviv Stock Exchange. The Company purchased a total of 2,250,000 ordinary restricted shares of the public company of NIS 0.01 par value and a total of 2,250,000 options (non-tradable) exercisable for 2,250,000 ordinary shares of the public company, up to 24 months from the date of the engagement and against an exercise price of 60 ag per option for NIS 900,000 (approximately $250,000).

On February 7, 2025, the company additionally purchased a total of 2,083,300 ordinary shares and 1,458,310 options (non-tradable) of the public company for NIS 750 thousand.(approximately $206,000).

B.	Securities Purchase Agreement and Call Option with Nukkleus Inc.

On December 15, 2024, Nukkleus entered into Agreement with the Company. Mr. Shalom, who is the Chief Executive Officer and a director of Nukkleus, is a controlling shareholder, Chief Executive Officer and a director of the Company. Pursuant to the Agreement, Nukkleus at closing will acquire 51% of the issued and outstanding capital of the Company in consideration of (i) $15,000,000 in a combination of cash in the minimum amount of $5,000,000 and a promissory note for the remaining balance maturing in 12 months following the closing (the “Investment Note”), (ii) Nukkleus issuing the Seller 2,385,170 shares of common stock of Nukkleus and (iii) Nukkleus issuing to the Company a five-year warrant to purchase an aggregate of 6,907,859 shares of Nukkleus’s common stock for an exercise price of $1.50 per share. The Company Equity Holders granted Nukkleus an option (the “Option”) to purchase the balance of their equity in the Company (49%) for an aggregate of $16,084,250 (the “Option Exercise Price”) in consideration for the issuance to the Company Equity Holders five-year warrants to purchase an aggregate of 720,000 shares of Nukkleus’s common stock for an exercise price of $1.50 per share. The Option Exercise Price to be paid by Nukkleus to the Company Equity Holders will consist of $3,000,000 in cash, a promissory note in the principal amount of $3,000,000, which shall accrue interest at the rate of 8% and be due and payable six (6) months after the issuance thereof, 2,385,170 shares of common stock of Nukkleus and a five-year warrant to purchase 5,109,789 shares of Nukkleus’s common stock for an exercise price of $1.50 per share. On February 11, 2025, Nukkleus, the Company and the Company Equity Holders, entered into an Amendment No. 1 to the Agreement (the “Amendment”) providing that the consideration to be invested by Nukkleus into the Company shall be increased to $21,000,000 from $15,000,000 consisting of cash in the amount of $5,000,000, as initially contemplated, and increasing the Investment Note to $16,000,000. Further, the Amendment increased the amount that Nukkleus will lend to the Company prior to the closing date from $1,000,000 to $1,800,000. The Amendment also provided that in the event the Company consummates its initial public offering or a direct listing to a national exchange (Nasdaq or NYSE) of its shares of Class A Common Stock, then the Option shall automatically expire.

If, for a period of 12 months after the closing, Nukkleus’s shares of common stock are delisted from Nasdaq, the Company shall have the right, at its own discretion, to require Nukkleus to exchange the Investment Note for all the shares of the Company then held by Nukkleus, provided, however, the Option shall be automatically cancelled and the Company shall retain any cash payments made by Nukkleus to the Company and Nukkleus shall retain an equity interest in the Company equivalent to all cash payments. The closing of the Transaction is subject to customary closing conditions, including regulatory approvals, third-party consents, and approval by Nukkleus’s shareholders as required under applicable Nasdaq listing rules.

B. RIMON AGENCIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

B. RIMON AGENCIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

B. Rimon Agencies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying Balance Sheets of B. Rimon Agencies Ltd. (together “the Company”), as of December 31, 2023 and 2022, and the related statement of loss and comprehensive loss, changes in stockholders’ Deficit, and cash flow for the year ended December 31, 2023 and 2022 and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company. as of December 31, 2023 and 2022, and the results of its operations, changes in shareholders’ equity and its cash flow for the years ended December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023

By:	/s/ Barzily and Co.

BARZILY AND CO., CPA’s

Jerusalem, Israel

October 15, 2024

B. RIMON AGENCIES LTD.

BALANCE SHEETS

(USD in thousands except share and per share data)

	December 31,	December 31,
	2023	2022
Assets
Current Assets
Cash and cash equivalents	117	-
Restricted cash	25	30
Accounts receivable	826	447
Inventory	242	241
Other current assets	-	5
Total Current Assets	1,212	723

Funds in respect of employee rights upon retirement	88	90
Deferred taxes (Note 11)	174	313
Operating lease right-of-use asset and lease deposit (Note 3)	381	511

Property and equipment, net	3	5

Total Assets	1,856	1,642

Liabilities and Shareholders’ Deficit
Current Liabilities
Short term loans (Note 4)	269	392
Accounts payable (Note 5)	460	424
Operating lease liability (Note 3)	131	134
Other current liabilities (Note 6)	370	327
Total current liabilities	1,230	1,277
Long term loans from Banks (Note 7)	93	185
Long term loans from Related Party (Note 7)	657	432
Operating lease liability (Note 3)	250	378
Liability for employees’ rights upon retirement	155	341

Total Liabilities	2,385	2,614

Stockholders’ Deficit (Note 8)
Common stock of NIS 1 par value each (“Common Stock”): 10,000 shares authorized as of December 31, 2023 and 2022; issued and outstanding 200 shares as of December 31, 2023 and 2022.	-(*)	-(*)
Additional paid-in capital	-(*)	-(*)
Other comprehensive income	151	115
Accumulated deficit	(680)	(1,087)
Total Stockholders’ Deficit	(529)	(972)
Total liabilities and stockholders’ Deficit	1,856	1,642

(*)	represents amount less than $1 thousand.

The accompanying notes are an integral part of the financial statements.

B. RIMON AGENCIES LTD.

STATEMENTS OF COMPREHENSIVE INCOME

(USD in thousands except share and per share data)

	Year ended
	December 31
	2023	2022

Revenues	3,797	2,698
Cost of revenues (Note 9)	(2,648)	(2,041)
Gross profit	1,149	657

General and administrative expenses (Note 10)	(547)	(518)
Operating Income	602	139
Other Income	38	78
Financial income, net	(104)	(100)
	536	117

Taxes on income (Note 11)	(129)	(43)
Net Income	407	74
Other Comprehensive Income	36	126
Total income and other comprehensive income	443	200

Income per share (basic)	2,035	370

Basic weighted average number of shares of Common Stock outstanding	200	200

The accompanying notes are an integral part of the financial statements.

B. RIMON AGENCIES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(USD in thousands, except share and per share data)

	Number of Shares	Amount		Additional paid-in capital		Other Capital Reserve	Accumulated deficit	Total stockholders’ deficit

BALANCE AT DECEMBER 31, 2021	200	-	(*)	-	(*)	(11)	(1,161)	(1,172)
Other comprehensive income	-	-		-		126	-	126
Net Income for the year	-	-		-		-	74	74
BALANCE AT DECEMBER 31, 2022	200	-	(*)	-	(*)	115	(1,087)	(972)
Other comprehensive income	-	-		-		36	-	36
Net Income for the year	-					-	407	407
BALANCE AT DECEMBER 31, 2023	200	-	(*)	-	(*)	151	(680)	(529)

(*)	represents amount less than $1 thousand.

The accompanying notes are an integral part of the financial statements.

B. RIMON AGENCIES LTD.

STATEMENTS OF CASH FLOWS

(USD in thousands, except share and per share data)

	Year ended
	December 31
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	407	74
Adjustments required to reconcile net loss for the year to net cash used in operating activities:
Depreciation	2	8
Interest expenses	44	25
Reduction in the carrying amount of right-of-use assets	125	114
Deferred taxes	139	29
Change in Liability for employee rights upon retirement	(29)	45
Decrease (Increase) in accounts receivable	(396)	98
Decrease (Increase) in Inventory	(9)	35
Decrease (increase) in other current assets	(4)	34
Increase (Decrease) in accounts payable	49	(220)
Increase in other liabilities	63	43
Net cash provided by operating activities	391	285

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term credit from banking institutions, net	(83)	(12)
Change in operating lease liability	(125)	(114)
Proceeds from related party’s loans	73	-
Repayment of loans from banking institutions	(144)	(156)
Net cash provided by (used in) financing activities	(279)	(282)

INCREASE IN CASH AND CASH EQUIVALENTS
Increase in Cash and Cash Equivalents	108	3
Change in Capital reserve for cash	9
Increase in Restricted cash	(5)	-

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	30	27

CASH AND CASH EQUIVALENTS AT END OF YEAR	142	30
Supplemental disclosure of cash flow information:
Non cash transactions:
Initial recognition of operating lease right-of-use assets and liabilities	-	627

The accompanying notes are an integral part of the financial statements.

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 1 – GENERAL

A.	B. Rimon Agencies Ltd. (hereinafter: “Rimon” or “Company”) is engaged in a wide range of defense, homeland security and commercial systems and its clients include military and governmental bodies, top tier security agencies, and international companies. The Company was founded in 1988 in Israel

The Company operates in the following industries:

●	The Company serves as an exclusive distributor in Israel for several manufacturers, offering Tier-1 generators, masts and lighting solutions to military, industrial, institutional, and private clients.

○	Generators – sold to military applications, industrial and institutional clients and to the private sector.

○	Masts – mainly used for military clients and projects.

○	Lightening

●	The Company designs, develops, and manufactures special utility vehicles such as mobile banks, monitoring and controlling vehicles for law enforcement and special units and others. The market for special utility vehicles used by law enforcement agencies encompasses a diverse range of vehicles designed to meet specific operational needs, such as mobile bank branches, SWAT trucks, UAV ground centers and logistics, satellite TV News vans, field laboratories, VIP escort vans etc. These vehicles are often built to withstand rigorous use in various environments and are equipped with specialized features tailored to law enforcement tasks. The Company also manufactures rescue trailers, energy & lighting trailers, and logistics trailers alongside hybrid energy systems, including AC generating kits and DC generators, DC energy banks, rugged air-condition kits for combat vehicles and demanding field missions.

B.	In October 2023, Benjamin Rimon, the original owner and CEO of the Company, passed away and on December 22, 2023, Menachem Shalom (“Shalom”) has entered a Loan Agreement (the “First Agreement”) with Rimon and the heirs of Binayamin Rimon, who was the original sole shareholder of Rimon and its CEO. According to that Agreement Shalom has lent Rimon a sum of NIS 425,000. In addition to the rights as a lender to the Rimon, Rimon has issued Shalom 51% of its outstanding shares. The issuance of the shares was completed only in February 2024. As of December 31, 2023 Shalom has transferred NIS 350,000 (out of the NIS 425,000) and the rest (NIS 75,000) were transferred to the Company in January 2024.

On January 18, 2024, Shalom has incorporated Star 26 Capital, Inc. (“Star” or “the Company”)

On January 18, 2024, Shalom has contributed 100% of the outstanding shares of Billio, Inc. a (“Billio”) Delaware corporation. At the time of that contribution, Billio was an inactive corporation that was formed on February 12, 2021, and has never had any material assets, liabilities or activity. As a result of the contribution, Billio Inc has become a wholly-owned subsidiary of Star 26.

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 1 – GENERAL (cont.)

On February 15, 2024, Shalom entered into a debt purchase agreement (the “Second Agreement” with Rimon and the Heirs pursuant to which the Heirs agreed (i) to assign all of their rights vis-à-vis Rimon, including due to the Debt (as defined in the Second Agreement), to Shalom in exchange for a cash payment (the “Cash Payment”) to the Heirs of NIS 750,000 (approximately USD 207,480), to be made by Shalom in three installments, plus additional consideration (the “Additional Consideration”) specified below and (ii) to sell to Shalom all of the remaining ordinary shares of Rimon still held by the Heirs (i.e., 98 ordinary shares of Rimon, or 49% of the outstanding capital stock of Rimon, the “Balance Shares”) in exchange for the payment to the Heirs of the par value (NIS 1 per share) of those Balance Shares, such share purchase being subject to a five percent (5%) holdback as security against payment in full of the Cash Payment. In addition, under the terms of the Second Agreement, Shalom agreed, among other things, to remove any and all guarantees of the Heirs or pledges on their accounts related to debts of Rimon and to guarantee every payment that Rimon was obligated to pay the Heirs thereunder, and (iii) under each of the First Agreement and the Second Agreement the Heirs authorized Shalom to assign the two agreements to a company under the control of Shalom subject to Shalom providing his personal guarantee of such company’s undertakings towards the Heirs.

In accordance with the terms of the Second Agreement, Shalom paid the Heirs NIS 150,000 of the Cash Payment (the “First Payment”) upon execution of the Second Agreement, with the remaining NIS 600,000 to be paid in two installments (the “Installment Payments”), the first of which to be paid within six months from the date of execution of the Second Agreement, and the second (subject to certain adjustments), within 12 months after the date of execution of the Second Agreement.

In accordance with the terms of the Second Agreement, Shalom agreed to pay the Heirs the Additional Consideration consisting of (i) the higher of (a) 2% of revenue and (b) 6% of EBITDA of Rimon for each of the 2024 and 2025 calendar years, (ii) the right to receive 3.5% of the ordinary shares owned by Shalom, as adjusted, payable in ordinary shares or in cash, in the event Rimon conducts a public offering of its ordinary shares by the end of 2026, and (iii) a sum equal to a third of the balance of consideration to be received by Rimon for that certain mast brokerage transaction between Fireco SARL and BL Advanced Ground Support Systems Ltd., should the transaction be completed, which amount would include a third of the payments already made with respect to that transaction during 2024, if any.

As a result of the transactions discussed above, immediately after the time of execution of the Second Agreement, Shalom was the sole owner of ninety-five percent (95%) of Rimon’s ordinary shares, being 190 ordinary shares , while the Heirs were recorded as the owners or the remaining five percent (5%) of the Rimon ordinary shares which ordinary shares held as a security (the “Security Shares”) against payment by Shalom (or its assigns) of the Installment Payments and which they shall transfer to Shalom upon receipt in full of the Installment Payments;

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 1 – GENERAL (cont.)

On February 15 2024, Shalom assigned and transferred the First Agreement and the Second Agreement to Billio (the “Assignment”). That Assignment include (i) all of his Rimon ordinary shares that it has received (the “Transferred Rimon Shares”), consisting of 102 Rimon ordinary shares comprising a portion of the Majority Shares and 88 Rimon ordinary shares comprising a portion of the Balance Shares, and all of the Rimon ordinary shares it expects to receive from the Heirs upon payment in full to the Heirs of the Installment Payments, consisting of 10 Rimon ordinary shares comprising a portion of the Security Shares (the “Rimon Security Shares” and together with the Transferred Rimon Shares, the “Rimon Shares”), (ii) that Star assume all of the obligations of Shalom to the Heirs (the “Obligations”) under the two Agreements including, but not limited to, (A) the making of the Installment Payments to the Heirs and (B) the payment to the Heirs of the Additional Consideration, (iii) that Star indemnify and hold harmless Shalom with respect to any and all obligations of Shalom to the Heirs including, but not limited to, any and all Guarantees Shalom provided to the Heirs and/or third parties, and (iv) that Star reimburse Shalom for all of the expenditures made by Shalom in connection with the transactions contemplated by the Acquisition Agreements and in favor of or on behalf of Rimon and the Heirs, including but not limited to the Loan, the Cash Payment and any other payments made or costs incurred by Shalom with respect to consummating the transactions contemplated by the Acquisition Agreements, through the issuance by Star to Shalom of a demand note (the “Demand Note”).

C.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket, drone and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel. In response to these attacked, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that the hostilities with Hezbollah will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks.

Certain of our consultants in Israel may be called up for reserve duty, in addition to employees of our service providers located in Israel, have been called, for service and such persons may be absent for an extended period of time. In the event that hostilities disrupt our ongoing operations, our ability to deliver or provide services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In the short-term the war in Israel increases the demand for the Company’s products. However, since this is an event that is not under the control of the Company and matters such as the fighting continuing or stopping may affect the Company’s assessments, as at the reporting date the Company is unable to assess the extent of long-term effect of the war on its business activities and on the business, and on their medium- and long-term results. The Company is continuing to regularly follow developments on the matter and is examining the effects on its operations and the value of its assets.

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

A.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, certain revenues and expenses, and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

B.	Functional currency

A majority of the Company’s revenues is generated in New Israel Shekel (“NIS”). In addition, most of the Company’s costs are denominated and determined in NIS. Management believes that the NIS is the currency in the primary economic environment in which the Company operates. Thus, the functional currency of the company is the NIS and reporting currency of the Company is the U.S. dollar.

The records of the Israeli operations were maintained in the local currency and translated to the reporting currency as follows: assets and liabilities are translated using the balance sheet period-end date exchange rate. Expenses and income are translated using the weighted average exchange rates for the reporting period. Foreign translation gains and losses are reported on the consolidated statement of operations and comprehensive loss and were included in the amount of income from comprehensive income.

As of December 31, 2022, the exchange rate 3.519 NIS/USD

As of December 31, 2023, the exchange rate 3.627 NIS/USD

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Cash and cash equivalents and Restricted cash

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

Restricted cash as of December 31, 2023 and 2022 included a $25,000 and $30,000, respectively collateral account for guarantees issued by the bank in favor of the Company towards vendors and tenders the Company participated in.

D.	Inventory

Substantially all inventory consists of raw materials are valued at the lower of historic cost or net realizable value; where net realizable value is considered to be the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal and transportation. Historic inventory costs are calculated on a first-in, first-out basis or specific cost.

The Company does not hold finished goods as inventory.

E.	Property, plant and equipment, net

1.	Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in the Statements of Operations and Comprehensive Loss.

2.	Rates of depreciation:

%
Furniture and office equipment	7-15
Computers	33

F.	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with ASC Topic 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. No impairment expenses were recorded during the years ended December 31, 2023 or 2022.

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Income taxes

Income taxes are accounted for under the asset and liability method. The Company accounts for income taxes in accordance with ASC Topic 740, “Income Taxes”. Accordingly, deferred income taxes are determined based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the enacted tax rates expected to be in effect when these differences reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its 2023 and 2022 financial statements and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

H.	Revenue recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of business or market conditions.

We have decided to follow the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The guidance provides a unified model to determine how revenue is recognized.

Revenues are recognized when control of the promised goods or services are transferred to the customers in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

We determine revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation.

Company has two main types of revenues –

Revenues from selling goods imported by the Company – like generators, masts and lightning

Revenues from integration projects where the Company designs, engineers, sources row materials, assemble and complete tactical vehicles and trailers.

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company provides services to customers and has related performance obligations and recognizes revenue in accordance with ASC 606. Revenues are recognized when the Group satisfies performance obligations under the terms of its contracts, and control of its services or products is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products.

A typical contract with a customer specifies that the Company would receive an advance payment once the contract is signed, an additional payment would be made to the Company once the ordered product is manufactured and ready to be shipped to the customer and the remainder of the contract’s consideration would be made once the system is installed in the customer’s factory and its accepted by the customer.

According to ASC-606-10-50, and given the mentioned-above, once signed, the Company’s contracts are considered Contract Liability – as the Company has received the amount prior to delivering the goods to the customer. Those amounts would not be considered as Revenues. Once the goods are shipped to the customer – the contract becomes Contract Asset – as the Company transferred the goods to the client prior to receiving the full consideration for it. At the time the receipt of the consideration is conditional upon a successful installation of the product by the Company at the customer’s location and the full acceptance of the product by the customer. Only after such installation and acceptance the consideration owed to the Company is categorized as receivable. In all cases the time interval between the delivery of the product and its installation and acceptance by the customer happens within days.

This process involves identifying the customer contract, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. A performance obligation is considered distinct from other obligations in a contract when it (a) provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and (b) is separately identified in the contract. The Company considers a performance obligation satisfied once it has transferred control of a good or product to a customer, meaning the customer has the ability to direct the use and obtain the benefit of the product.

I.	Accounts Receivables

We manage credit risk associated with our accounts receivables at the customer level. Because the same customers typically generate the revenues that are accounted for under both Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (Topic 606) and Accounting Standards Codification Topic 326, Credit Losses (Topic 326), the discussions below on credit risk and our allowances for doubtful accounts address our total revenues from Topic 606 and Topic 326.

Pursuant to Topic 326 for our accounts receivables, we maintain an allowance for doubtful accounts that reflects our estimate of our expected credit losses. Our allowance is estimated using a loss-rate model based on delinquency. The estimated loss rate is based on our historical experience with specific customers, our understanding of our current economic circumstances, reasonable and supportable forecasts, and our own judgment as to the likelihood of ultimate payment based upon available data. We perform credit evaluations of customers and establish credit limits based on reviews of our customers’ current credit information and payment histories. We believe our credit risk is somewhat mitigated by our geographically diverse customer base and our credit evaluation procedures. The actual rate of future credit losses, however, may not be similar to past experience. Our estimate of doubtful accounts could change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance for doubtful accounts.

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Fair Value Measurements

Fair value of certain of the Company’s financial instruments including cash, accounts receivable, accounts payable, accrued expenses, notes payables, and other accrued liabilities approximate cost because of their short maturities. The Company measures and reports fair value in accordance with ASC 820, “Fair Value Measurements and Disclosure” (“ASC 820”) defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or an in-exchange valuation premise. The fair value of a liability should reflect the risk of non-performance, which includes, among other things, the Company’s credit risk.

K.	Provision for Returns

Based on historic customers’ returns and under a conservative approach, the Company allocates 0.5% of the annual sales for provision for returns of goods from its customers.

L.	Use of Valuations

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3: Unobservable inputs for the asset or liability that are supported by little or no market activity, and that are significant to the fair values.

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earning are reported in the statement of comprehensive loss.

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Leases

The Company determines if an arrangement is or contains a lease at contract inception.

Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities, and operating lease liabilities in our consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in statement of comprehensive loss.

N.	Severance pay:

All the Company’s employees, besides one, have been signed on Section 14 of Israel’s Severance Compensation Law, 1963 (“Section 14”). Pursuant to Section 14, the Company’s employees, covered by this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Neither severance pay liability nor severance pay fund under Section 14 are recorded in the Company’s balance sheets.

As to the employee that has not signed the Section 14 clause, the Company contributes the on-going contributions on monthly basis.

O.	Net Loss Per Common Share

Net loss per share is provided in accordance with FASB ASC 260-10, Earnings per Share. Basic net loss per common share (“EPS”) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recently adopted accounting pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how entities will measure credit losses for financial assets and certain other instruments that are not measured at fair value through net income. The new expected credit loss impairment model requires immediate recognition of estimated credit losses expected to occur. Additional disclosures are required regarding assumptions, models, and methods for estimating the credit losses. ASU 2019-10, Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, deferred the effective date for non-public companies. The standard is effective for non-public companies for fiscal years beginning after December 15, 2022. We adopted these requirements as of January 1, 2023 with no material impact on our financial statements.

Q.	Recent Accounting Pronouncements not yet adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires retrospective disclosure of significant segment expenses and other segment items on an annual and interim basis. Additionally, it requires disclosure of the title and position of the Chief Operating Decision Maker (“CODM”). This ASU will be effective for the Company’s fiscal December 31, 2024 year-end and interim periods beginning in fiscal 2025, with early adoption permitted. We are assessing the impact of this guidance on our disclosures; it will not have an impact on our results of operations, cash flows, or financial condition.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires an annual tabular effective tax rate reconciliation disclosure including information for specified categories and jurisdiction levels, as well as, disclosure of income taxes paid, net of refunds received, disaggregated by federal, state/local, and significant foreign jurisdiction. This ASU will be effective for the Company’s fiscal December 31, 2025 year-end, with early adoption permitted. We are assessing the impact of this guidance on our disclosures; it will not have an impact on our results of operations, cash flows, or financial condition.

R.	Related Party

The Company follows ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. See Note 13.

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 3 – LEASES

A.	In January 2021 the Company has exercised an extension option of a lease agreement for the office space and warehouse in 14 Yad Harutozim, Netanya, Israel for a term of five years. The monthly lease payments under the lease agreement are NIS 38.9 (approximately $11). The annual discount rate is 4%.

B.	The components of operating lease expense for the period ended December 31, 2023 and 2022 were as follows:

	December 31,
	2023	2022
Operating lease expense	130	114

C.	Supplemental cash flow information related to operating leases was as follows:

	December 31,
	2023	2022

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	130	114
Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	-	627

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 3 – LEASES (cont.)

D.	Amounts reported in the balance sheets related to operating lease as of December 31, 2023 and 2022 are as follows:

	Year ended December 31,
	2023	2022

Operating leases:
Operating leases right-of-use asset	381	511

Current operating lease liabilities	131	134
Non-current operating lease liabilities	250	378
Total operating lease liabilities	381	512

E.	Future minimum lease payments under non-cancellable leases as of December 31, 2023, are as follows:

2024	134
2025	134
2026	136
Total operating lease payments	404

Less: imputed interest	(22)
Present value of lease liabilities	381

NOTE 4 – SHORT TERM LOANS

	December 31,
	2023	2022

Short term loans from Bank (1)	77	267
Long-term loan from Banks -current portion (note 8)	192	125
	269	392

(1)	Annual interest – Prime + 3%-4%

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 5 – ACCOUNTS PAYABLE

	December 31,
	2023	2022

Open payables	403	172
Notes payable	57	252
	460	424

NOTE 6 – OTHER CURRENT LIABILITIES

	December 31,
	2023	2022
Advances received from customers	112	168
Employees and payroll accruals	93	95
Government Institutions	78	44
Accrued expenses	87	20
	370	327
Advances received from customers:

Opening balance	168	163
New Advance payments	81	94
Amount recognized as revenue	(130)	(69)
Foreign currency translation adjustment	(7)	(20)
Closing balance	112	168

NOTE 7 – LONG TERM LOANS

	December 31,
	2023	2022
Long term from bank (1) (2)	285	311
Long term from Related party - Shalom (3)	97
Long term from Related party - Heirs of Binayamin Rimon (4)	560	432
Long-term loan from Banks -current portion	(192)	(125)
	750	618

(1)	Annual interest – Prime + 3%-4%.

As of
December 31, 2022	4.75%
December 2023, 2023	6.25%
Date of this report	6%

(2)	A shareholder is a guarantor for the loans from the bank

(3)	A loan received in accordance to the share purchase transactions completed on the year 2024. For payment not before January 1, 2025. See also note 1(B).

(4)	The loan is noted in NIS. It does not bear interest. For payment not before January 1, 2025.

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 7 – LONG TERM LOANS (cont.)

Maturities of the loan from banks as of December 31, 2023, were as follows:

Year ended December 31,

2024	$192
2025	81
2026	12

Total	$285

NOTE 8 – SHAREHOLDERS’ EQUITY

Description of the rights attached to the Shares in the Company:

Common stock:

The Ordinary shares confer upon their holders the right to participate and vote in the shareholders’ meetings of the Company and the right to participate in any distribution of dividends.

NOTE 9 – COST OF REVENUES

	Year ended December 31
	2023	2022
Purchases	2,047	1,274
Changes in Inventory	(9)	39
Salaries and related expenses	282	411
Rent	91	99
Other expenses	237	218
	2,648	2,041

NOTE 10 – GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2023	2022
Salaries and related expenses	289	340
Rent	39	42
Professional services	88	11
Consulting and marketing expenses	51	48
Other expenses	80	77
	547	518

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(USD in thousands, except share and per share data)

NOTE 11 – INCOME TAX

Income of the company is taxable at corporate tax rate of 23%.

The Company have not received final tax assessments since its inception although the tax reports of the Company for the years ended by December 31, 2018 are deemed to be final.

As of December 31, 2023, the Company have carried forward losses for tax purposes of approximately $635 thousands , which can be offset against future taxable income, if any.

The following is reconciliation between the theoretical tax on pre-tax income, at the tax rate applicable to the Company (federal tax rate) and the tax expense reported in the financial statements:

	Year ended December 31
	2023	2022
Pretax income	536	117
Federal tax rate	23%	23%
Income tax computed at the ordinary tax rate	123	27
Non-deductible income	6	16

	129	43

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	Year ended
	December 31,
	2023	2022
Deferred tax assets
Net operating losses carryforwards	148	245
Employees accruals	26	68

Gross deferred tax assets
Valuation allowance	-	-
Total deferred tax assets, net	174	313

B. RIMON AGENCIES LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars, except share and per share data)

NOTE 12 – RELATED PARTIES

A.	Transactions and balances with related parties

	Year ended December 31
	2023	2022
General and administrative expenses:
Officers’ compensation (former controlling shareholder)	55	73

Financing:
Financing expense	15	23

B.	Balances with related parties:

	As of December 31,
	2023	2022
Loans from related parties	699	475
Deposit held in trust by the related parties	(42)	(43)
	657	432

NOTE 13 – LIENS AND GUARANTEES

●	The Controlling shareholders has provided a personal guarantee to the lending banks and also provided a lien on his personal funds to Bank Leumi.

●	The Company has provided a lien on one of the cars.

●	The Company has provided a bank guarantee to the Israeli Police (which is a customer of the Company).

●	The Company has provided a guarantee of NIS 10,000 the Israeli Ministry of Defense (a customer of the Company) – through a deposit of a similar amount in the bank and a lien on the deposit.

NOTE 14 – SUBSEQUENT EVENTS

1.	Shalom, the new controlling shareholder, is entitled to receive NIS 40,000 (approximately USD 11,000) a month, plus VAT.

2.	In 2024 Bank Leumi has removed the lien on Binyamin Rimon’s (the previous CEO and controlling shareholder) personal funds and cancel its negative pledge on the Company.

3.	In 2024 Bank HaPoalim has increased its credit to the Company. Bank HaPoalim has a floating pledge on the Company’s assets and a personal guarantee from Shalom – the current controlling shareholder.

4.	See Note 1B above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which, except for the SEC registration fee, are estimated.

SEC registration fee	$	*
Miscellaneous expenses	$	*
Legal	$	*
Accounting fees and expenses	$	*
Printing expenses	$	*
Total	$	*

*	To be provided by amendment.

We will pay the expenses, other than any underwriting discounts and commissions, associated with the resale of securities pursuant to this prospectus. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their sales of the shares of Common Stock.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law contains provisions for indemnification of our officers and directors, and under certain circumstances, our employees and other persons. Our bylaws require us to indemnify such persons to the fullest extent permitted by Delaware law. Each such person will be indemnified in any proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, our best interests. The indemnification would cover expenses, including attorney’s fees, judgments, fines and amounts paid in settlement. Our bylaws also provide that we may purchase and maintain insurance on behalf of any of our present or past directors or officers insuring against any liability asserted against such person incurred in their capacity as a director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

We have no other indemnification provisions in our certificate of incorporation, bylaws or otherwise specifically providing for indemnification of directors, officers and controlling persons against liability under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On May 28, 2024, the Company entered into a Settlement Agreement and Stipulation (the “Settlement Agreement”) with Silverback Capital Corporation (“SCC”) to settle outstanding claims owed to SCC. Pursuant to the Settlement Agreement, SCC has agreed to purchase certain outstanding payables between the Company and designated vendors of the Company totaling $1,118,953.75 (the “Payables”) and will exchange such Payables for a settlement amount payable in shares of common stock of the Company (the “Settlement Shares”). The Settlement Shares shall be priced at 70% of the average of the three lowest trading prices during the five trading day period prior to a share request, which may not be less than $0.05 per share. In the event the Company’s market price decreases to or below $0.75 per share, then either the Company or SCC may declare a default. SCC has agreed that it will not become the beneficial owner of more than 4.99% of common stock of the Company at any point in time. Further, the Settlement Agreement provides that Settlement Shares may not be issued to SCC if such issuance would exceed 19.9% of the outstanding common stock as of May 23, 2024. The Settlement Agreement and the issuance of the Settlement Shares was approved by the Circuit Court of the Twelfth Judicial Circuit Court for Manatee County, Florida (the “Court”) on May 29, 2024 (Case No. 2024 CA 755). The Court entered an Order confirming the fairness of the terms and conditions of the Settlement Agreement and the issuance of the Settlement Shares.

Pursuant to the Settlement Agreement, during the period from May 1, 2024 through November 13, 2024, the Company issued an aggregate of 590,854 shares of its common stock.

Senior Unsecured Promissory Note – August 2024

On August 1, 2024 (the “August 2024 Effective Date”), the Company issued a Senior Unsecured Promissory Note (the “East Asia Note”) in the principal amount of $515,500 to East Asia Technology Investments Limited (the “East Asia”) in consideration of cash proceeds in the amount of $412,075. The August 2024 Note bears interest of 12.0% per annum and is due and payable six months after issuance. As an additional inducement to provide the loan as outlined under the East Asia Note, the Company issued East Asia a Stock Purchase Warrant (“East Asia Warrant”) to acquire 175,000 shares of common stock at a per share price of $2.00 for a term of five years that may be exercised on a cash or cashless basis. East Asia shall have the right to convert the principal and interest payable under the East Asia Note into shares of common stock of the Company at a per share conversion price of $2.50.

On June 25, 2025, East Asia sold the East Asia Note and the East Asia Warrant to an unaffiliated third party. In connection with the sale, the Company, East Asia and Palm Global Technologies Limited (“Palm”), a party in which the Company has previously entered into letter of intent, entered into a Mutual Release Agreement dated June 19, 2025 which was executed June 25, 2025. Pursuant to the Mutual Release Agreement, Palm and East Asia released the Company and the Company released Palm and East Asia from all claims, demands, causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, and any other liabilities whatsoever.

Common Shares

In July 2024, the Company issued 500,000 shares of its common stock to settle accrued and unpaid professional fees.

In July 2024, the Company issued 300,000 shares of its common stock for services rendered and to be rendered.

On November 8, 2024, the Company entered into a securities purchase agreement with NUKK TRACKER NOTES - CH1108678926 / 23714, series of notes (Series 24) issued by ProETP DAC pursuant to which the Company sold 110,707 shares of its common stock at a purchase price of $2.09456 per share, for aggregate gross proceeds of $231,882.

On November 8, 2024, the Company entered into a Conversion Agreement (the “Conversion Agreement”) with X Group Fund of Funds to convert outstanding principal and interest totaling $771,085 (the “X Group Debt”) into shares of common stock of the Company. Pursuant to the Conversion Agreement, the Company issued 385,542 shares of its common stock and a warrant to purchase 351,424 shares of common stock exercisable for a period of five years at an exercise price of $2.00 per share in exchange for the cancellation of the X Group Debt. Further, the Company and X Group entered into a letter agreement providing that X Group may not exercise the Stock Purchase Warrant dated June 11, 2024 to acquire 150,000 shares of common stock at a per share price of $2.00 in the event such exercise would result in X Group holding in excess of 19.9% of the Company’s outstanding shares of common stock as of November 8, 2024.

On November 8, 2024, the Company entered into Settlement Agreement and Release with each of Craig Vallis and Oliver Worsley providing that the Company will issue 125,000 and 75,000 shares of common stock, respectively, in consideration of each party releasing the Company for compensation owed for services.

On December 3, 2024, the Company entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership (the “Investor”) pursuant to which the Company has the right to sell to the Investor up to $10 million of shares of its common stock, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of the shares of common stock to the Investor under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any shares of common stock to the Investor under the SEPA except in connection with notices that may be submitted by the Investor, in certain circumstances as described below.

In connection with the SEPA, and subject to the conditions set forth therein, the Investor has agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $2.0 million (the “Pre-Paid Advance”), which was to be advanced to the Company in three tranches. The first tranche of the Pre-Paid Advance, in the amount of $0.50 million, was disbursed to the Company on December 3, 2024 (the “YA Note”). On December 19, 2024, the Company and YA II PN Ltd. (the “Investor”) entered into a Termination Agreement pursuant to which the SEPA and the Registration Rights Agreement were terminated provided that such termination had no effect or bearing on, and shall in no way alter in any way the YA Note or any portion of the SEPA or the Registration Rights Agreement related to the Note, or any rights of the Investor or obligations of the Company related to the Note.

Private Placement - December 2024

On December 18, 2024, the Company entered into a Securities Purchase Agreement with an accredited investor (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) pursuant to which the investor (the “Purchaser”) agreed to purchase from the Company 1,666,666 units for an aggregate purchase price of $10,000,000 or a per unit price of $6.00 with each unit consisting of (i) one share (the “Shares”) of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) and (ii) a common stock purchase warrant to purchase up to one and one half shares of Common Stock (the “Common Warrant”). At the discretion of the Purchaser, it may elect to acquire one pre-funded common stock purchase warrant in lieu of one Share (the “Pre-Funded Warrant”). Each Share and accompanying Common Warrant was sold together at a combined offering price of $6.00 per Share and Common Warrant. The Pre-Funded Warrant is immediately exercisable, at a nominal exercise price of $0.0001 per share, and may be exercised at any time until the Pre-Funded Warrant is fully exercised. The Common Warrant will have an exercise price of $6.00 per share, are immediately exercisable on a cash or cashless basis and will expire five (5) years from the date of issuance. The Units were priced in excess of the average Nasdaq Official Closing Price of the Company’s common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Securities Purchase Agreement. The Private Placement closed on December 20, 2024.

The Securities Purchase Agreement contains customary representations, warranties and agreements of the Company and the Purchaser and customary indemnification rights and obligations of the parties thereto. Pursuant to the Securities Purchase Agreement, the Company is required to register the resale of the Shares and the shares issuable upon exercise of the Common Warrant and the Pre-Funded Warrant. The Company is required to prepare and file a registration statement with the Securities and Exchange Commission within 15 days of the date of the Securities Purchase Agreement (the “Filing Deadline”) and to use commercially reasonable efforts to have the registration statement declared effective within 45 days of the closing of the Private Placement or 75 days in the event of a full review (the “Effectiveness Deadline”). In certain circumstances including, but not limited to, if the Company misses the Filing Deadline or the Effectiveness Deadline, then the Company will be required to pay to the Purchasers an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 5.0% multiplied by the aggregate purchase price.

Pursuant to a Placement Agency Agreement, dated December 18, 2024, between the Company and Dawson James Securities Inc. (the “Placement Agent”) entered into in connection with the Private Offering, the Placement Agent acted as the sole placement agent for the Private Placement and the Company has paid customary placement fees to the Placement Agent, including a cash fee equal to 7.0% of the gross proceeds raised in the Private Placement and 4.0% on all proceeds from the exercise of the Common Warrants. Pursuant to the Placement Agency Agreement, the Company has also agreed to reimburse certain expenses of the Placement Agent incurred in connection with the Private Placement.

In order to compensate various executive officers, directors and consultants of the Company who have provided services to the Company for an extended period of time with limited compensation, the Company issued an aggregate of 1,337,500 restricted stock grants consisting of restricted shares of common stock under its stock incentive plans on December 16, 2024 prior to the market opened on such date of which Menachem Shalom received 500,000 shares of common stock, Anastasiia Kotaieva, a former director, received 150,000 shares of common stock and each of the directors of the Company received 10,000 shares of common stock. To date, prior to the restricted stock grant, the directors of the Company have not received any compensation for their service and Mr. Shalom has not received an equity award for his service. The shares of common stock were issued without registration under the Securities Act pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act. The sale of the shares of common stock did not involve any public offering and each participant either received or had access to adequate information the Company. No advertising or general solicitation was made in connection with the issuance of the shares of common stock.

Private Placement – September 2025

On September 4, 2025, the Company entered into a Securities Purchase Agreement with certain accredited investors for a private placement (the “September 2025 Private Placement”) pursuant to which the investors agreed to purchase from the Company 200 units for an aggregate purchase price of $10,000,000 or a per unit price of $50,000, with each unit consisting of (i) one restricted share of the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share, and (ii) restricted common stock purchase warrants to initially purchase up to 15,957 shares of the Company’s common stock, subject to adjustment and exchange pursuant to the terms thereunder. The September 2025 Private Placement Offering closed on September 9, 2025.

The issuances of the shares described above were exempt from registration under Section 4(a)(2) and/or Rule 506(b) of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act, as transactions by an issuer not involving any public offering.

Equity Line of Credit – September 2025

On September 19, 2025, the Company and Esousa Group Holdings, LLC, a New York limited liability company (the “ELOC Investor”), entered into a common stock purchase agreement (the “ELOC Purchase Agreement”), which provides that subject to the terms and conditions set forth therein, the Company may sell to the ELOC Investor up to the lesser of (i) $250,000,000 of Common Stock (the “ELOC Common Shares”) and (ii) the number of shares of Common Stock (including the Commitment Shares (as defined below)) which equals 19.99% of the Common Stock outstanding immediately prior to the execution of the ELOC Purchase Agreement (subject to certain exceptions provided in the ELOC Purchase Agreement), from time to time during the term of the ELOC Purchase Agreement. Upon entering into the ELOC Purchase Agreement, the Company agreed to issue to the ELOC Investor $1,250,000 worth of Common Stock (the “Commitment Shares”), determined by the lower of the (i) the VWAP on the effective date of the registration statement covering the Common Shares and the Commitment Shares and (ii) the closing sale price on the effective date of said registration statement; provided, however, that if the Company elects to terminate the ELOC Purchase Agreement, the Commitment Shares’ calculation shall be based on the date of termination rather than the effective date of the registration statement. The ELOC Common Shares purchased pursuant to the ELOC Purchase Agreement will be purchased from time to time at a price equal to a discounted price of 97.5% of the lower of: (i) the lowest daily VWAP of any trading day during the three trading days preceding the date on which the Company submits a draw down notice; and (ii) the closing sale price of the Common Stock on the applicable VWAP purchase date. The maximum amount of any VWAP purchase shall not exceed 20% of the trading volume in the Common Stock on the Nasdaq Stock Market on the applicable purchase date.

Based in part upon the representations of the ELOC Investor in the ELOC Purchase Agreement, the offer and sale of the Commitment Shares to the ELOC Investor is exempt from the registration requirements of the Securities Act pursuant to the exemptions afforded by Section 4(a)(2) of the Securities Act. The ELOC Investor represented that it is an accredited investor, as such term is defined in Rule 501(a)(3) of Regulation D under the Securities Act, and that it is acquiring the shares for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act.

Tiltan Acquisition

On December 30, 2025, the Company consummated its acquisition (the “Tiltan Acquisition”) of all of the issued and outstanding shares of Tiltan Software Engineering Ltd. (“Tiltan”) pursuant to a Stock Purchase Agreement, as amended (the “Tiltan Purchase Agreement”), among the Company, its wholly owned subsidiary Nukk Picolo Ltd. (“Nukk Picolo”), Tiltan and Arie Shafir (the “Seller”). In connection with the closing of the Tiltan Acquisition, the Company (i) deposited 2,000,000 shares of Common Stock into escrow with an escrow agent as consideration that may be released to the Seller in accordance with the Tiltan Purchase Agreement and (ii) issued a secured promissory note in the principal amount of NIS 29,750,000 (approximately $8,750,000) to the Seller as consideration. The issuances of these securities were exempt from registration under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering.

Star 26 Acquisition

On January 12, 2026, the Company consummated its acquisition (the “Star 26 Acquisition”) of 100% of the issued and outstanding capital stock of Star 26 Capital, Inc., a Nevada corporation (“Star 26”), pursuant to the terms of that certain Amended and Restated Securities Purchase Agreement and Call Option, dated September 15, 2025 (the “Star 26 Purchase Agreement”), by and among the Company, Star 26, the shareholders of Star 26 (the “Star Sellers”), and Menachem Shalom, as representative of the Star Sellers. In connection with the closing of the Star 26 Acquisition, the Company issued to Star 26 as consideration: (i) a 12-month note in the principal amount of $16,000,000; (ii) 4,770,340 shares of Common Stock; (iii) a warrant to purchase 12,017,648 shares of Common Stock at an exercise price of $1.50 per share, exercisable for a period of five years from the closing date; (iv) a promissory note in the principal amount of $3,000,000, which accrues interest at the rate of 8% per annum and matures on July 12, 2026; and (v) a promissory note in the principal amount of $3,000,000, which matures on April 12, 2026. The issuances of the securities described above were exempt from registration under Section 4(a)(2) and/or Rule 506(b) of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act, as transactions by an issuer not involving any public offering.

Nimbus Acquisition

On January 15, 2026, the Company consummated its acquisition (the “Nimbus Acquisition”) of 100% of Nimbus Drones Technologies and Marketing Ltd., an Israeli private company (“Nimbus”), pursuant to the terms of that certain Stock Purchase Agreement, dated January 15, 2026 (the “Nimbus Purchase Agreement”), by and among the Company, Nimbus and Elad Defense LLC (“Elad”). In connection with the closing of the Nimbus Acquisition, the Company issued to Elad as consideration (i) 1,850,000 shares of Common Stock and (ii) a $3,250,000 convertible 24-month note bearing 6% interest, which is convertible at the option of the holder at a fixed price of $2.00 per share.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The following exhibits are filed with this registration statement:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	Exhibits	Filing Date
2.1#	Amended and Restated Agreement and Plan of Merger dated as of June 23, 2023, by and among Nukkleus and Brilliant.	Form 8-K	2.1	June 26, 2023
2.2#	First Amendment to Amended and Restated Agreement and Plan of Merger dated as of November 1, 2023, by and among Nukkleus and Brilliant.	Form 8-K	2.2	November 2, 2023
3.1	Amended and Restated Certificate of Incorporation of Nukkleus Inc. (f/k/a Brilliant Acquisition Corp.)	Form 8-K	3.2	January 2, 2024
3.2	Bylaws of Nukkleus Inc.	Form 8-K	3.3	January 2, 2024
3.3	Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation dated October 11, 2024	Form 8-K	3.1	October 18, 2024
3.4	Certificate of Correction to the Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation dated October 16, 2024	Form 8-K	3.2	October 18, 2024
3.5	Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation dated October 18, 2024	Form 8-K	3.3	October 18, 2024
3.6	Amended and Restated Bylaws	Form 8-K	3.1	November 12, 2024
3.7	Certificate of Designation, Rights, Preferences and Limitations of Series A Convertible Preferred Stock	Form 8-K	3.1	September 5, 2025
4.1	Senior Unsecured Promissory Note dated June 11, 2024 issued to X Group Fund of Funds	Form 8-K	4.1	June 17, 2024
4.2	Common Stock Purchase Warrant issued to X Group Fund of Funds	Form 8-K	4.2	June 17, 2024
4.3	Senior Unsecured Promissory Note dated August 1, 2024 issued to East Asia Technology Investments Limited	Form 8-K	4.1	August 5, 2024
4.4	Common Stock Purchase Warrant issued to East Asia Technology Investments Limited	Form 8-K	4.2	August 5, 2024
4.5	Form of Senior Unsecured Promissory Note dated September 10, 2024 issued to X Group Fund of Funds	Form 8-K	4.1	September 12, 2024
4.6	Form of Warrant – December 2024	Form 8-K	4.1	December 20, 2024
4.7	Form of Pre-Funded Common Stock Purchase Warrant – December 2024	Form 8-K	4.2	December 20, 2024
4.8	Description of Securities	Form 10-KT	4.8	May 8, 2025
4.9	Warrant issued as of August 28, 2025	Form 8-K	4.1	August 29, 2025
4.10	Warrant issued as of August 28, 2025	Form 8-K	4.2	August 29, 2025
4.11	Form of Warrant	Form 8-K	4.1	September 5, 2025
4.12	Form of Pre-Funded Common Stock Purchase Warrant	Form 8-K	4.2	September 5, 2025
4.13	Secured Promissory Note, dated December 30, 2025, issued by Nukkleus Inc. in favor of Arie Shafir	Form 8-K	4.1	December 30, 2025
4.14	Form of Warrant to Purchase Common Stock (Star 26)	Form 8-K	4.13	January 13, 2026
4.15	Investment Note, dated January 12, 2026, issued by Nukkleus Inc. to Star 26 Capital Inc.	Form 8-K	4.14	January 13, 2026
4.16	Form of Three-Month Promissory Note (Star 26)	Form 8-K	4.15	January 13, 2026
4.17	Form of Six-Month Promissory Note (Star 26)	Form 8-K	4.16	January 13, 2026
4.18	Convertible Note, dated January 15, 2026	Form 8-K	4.17	January 16, 2026
5.1+	Opinion of McDermott Will & Schulte LLP
10.1*	Nukkleus 2023 Equity Plan.	Form 8-K	10.1	January 2, 2024

10.2	Form of Registration Rights Agreement by and among Nukkleus, Brilliant and certain stockholders.	Form 8-K	10.3	June 26, 2023
10.3	Form of Lock-Up Agreement by and among Nukkleus, Brilliant and certain stockholders.	Form 8-K	10.2	June 26, 2023
10.4	General Service Agreement between Nukkleus Limited and FML Malta Limited dated May 24, 2016	Form 10-K	10.4	July 12, 2024
10.5	General Service Agreement between Nukkleus Limited and FXDirectDealer LLC dated May 24, 2016	Form 10-K	10.5	July 12, 2024
10.6	Amendment No. 1 dated June 3, 2016 to the General Service Agreement between Nukkleus Limited and FXDD Trading Limited	Form 10-K	10.6	July 12, 2024
10.7	Amendment dated October 17, 2017 of that certain General Service Agreement between Nukkleus Limited and FML Malta Limited	Form 10-K	10.7	July 12, 2024
10.8	Letter Agreement entered between FML Malta Ltd., FXDD Malta Limited and Nukkleus Limited	Form 10-K	10.8	July 12, 2024
10.9	Settlement Agreement and Stipulation dated May 28, 2024 by and between Nukkleus Inc. and Silverback Capital Corporation	Form 8-K	10.1	June 4, 2024
10.10	Restructuring Agreement dated June 11, 2024 between Nukkleus Inc. and X Group Fund of Funds	Form 8-K	10.1	June 17, 2024
10.11	Voting Agreement dated June 11, 2024 between Nukkleus Inc. and X Group Fund of Funds	Form 8-K	10.2	June 17, 2024
10.12	Release Agreement between Nukkleus Inc., Triton Capital Markets Ltd. and FXDirectDealer LLC dated September 30, 2024	Form 8-K	10.1	October 4, 2024
10.13	Form of Exit and Settlement Agreement dated November 8, 2024	Form 8-K	10.1	November 12, 2024
10.14	Securities Purchase Agreement dated November 8, 2024	Form 8-K	10.2	November 12, 2024
10.15	Conversion Agreement entered with X Group Fund of Funds dated November 8, 2024	Form 8-K	10.3	November 12, 2024
10.16	Settlement Agreement and Release among Nukkleus Inc., Jamal Khurshid and Match Financial Limited dated November 8, 2024	Form 8-K	10.4	November 12, 2024
10.17	Letter Agreement between Nukkleus Inc. and X Group Fund of Funds dated November 14, 2024	Form 8-K	10.1	November 15, 2024
10.18	Securities Purchase Agreement dated November 19, 2024	Form 8-K	10.1	November 22, 2024
10.19	Standby Equity Distribution Agreement dated December 3, 2024 between Nukkleus Inc. and YA II PN, Ltd.	Form 8-K	10.1	December 6, 2024
10.20	Form of Convertible Promissory Notes issued to YA II PN, Ltd.	Form 8-K	10.2	December 6, 2024
10.21	Registration Rights Agreement dated December 3, 2024 between Nukkleus Inc. and YA II PN, Ltd.	Form 8-K	10.3	December 6, 2024
10.22#	Securities Purchase Agreement and Call between Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and the representative of such shareholders, dated December 15, 2024	Form 8-K	10.1	December 17, 2024
10.23#	Form of Securities Purchase Agreement dated December 18, 2024 between Nukkleus Inc. and the purchasers identified therein	Form 8-K	10.1	December 20, 2024
10.24	Form of Registration Rights Agreement – December 2024	Form 8-K	10.2	December 20, 2024
10.25	Placement Agent Agency Agreement dated December 18, 2024 between Nukkleus Inc. and Dawson James Securities Inc.	Form 8-K	10.3	December 20, 2024
10.26	Termination Agreement entered between Nukkleus Inc. and YA II PN Ltd dated December 19, 2024	Form 8-K	10.4	December 20, 2024
10.27	Amendment No. 1 to the Securities Purchase Agreement and Call between Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and the representative of such shareholders, dated February 11, 2025	Form 8-K	10.2	February 14, 2025
10.28*	Nukkleus Inc. 2024 Equity Incentive Plan	Form 10-KT	10.27	May 8, 2025
10.29	Amendment No. 2 to the Securities Purchase Agreement and Call between Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and the representative of such shareholders, dated May 13, 2025	Form 8-K	10.1	May 14, 2025
10.30	Promissory Note issued by Star 26 Capital Inc. dated May 13, 2025	Form 8-K	10.2	May 14, 2025

10.31	Amendment No. 3 to the Securities Purchase Agreement and Call between Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and the representative of such shareholders, dated June 15, 2025	Form S-1	10.31	June 18,2025
10.32	Amendment No. 4 to the Securities Purchase Agreement and Call between Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and the representative of such shareholders, dated July 25, 2025	Form 8-K	10.1	July 25, 2025
10.33	Mutual Release Agreement dated June 19, 2025 between Nukkleus Inc., East Asia Technology Investments Ltd. and PALM Global Technologies Limited	Form S-1/A	10.33	July 29, 2025
10.34	Warrant Agreement dated July 30, 2025 issued by Synthetic Darwin LLC to Nukkleus Inc.	Form 8-K	10.1	July 31, 2025
10.35	Exclusive Distribution Agreement dated August 20, 2025, between Nukkleus Inc. and Blade Ranger Ltd.	Form 8-K	10.1	August 25, 2025
10.36	Joint Venture Agreement dated August 28, 2025, between Nukkleus Inc. and Mandragola Aviation Ltd.	Form 8-K	10.1	August 29, 2025
10.37	Stock Purchase Agreement dated September 1, 2025, by and among Nukkleus Inc., Nukk Picolo Ltd., Tiltan Software Engineering Ltd., and Arie Shafir.	Form 8-K	10.1	September 2, 2025
10.38#	Form of Securities Purchase Agreement dated September 4, 2025, between Nukkleus Inc. and the purchasers identified therein	Form 8-K	10.1	September 5, 2025
10.39	Form of Registration Rights Agreement, dated September 4, 2025, between Nukkleus Inc. and the signatories identified therein	Form 8-K	10.2	September 5, 2025
10.40	Placement Agent Agency Agreement dated September 4, 2025 between Nukkleus Inc. and Dawson James Securities Inc.	Form 8-K	10.3	September 5, 2025
10.41	Amended and Restated Securities Purchase Agreement and Call Option dated as of September 15, 2025 by and among Nukkleus Inc. Star 26 Capital Inc., the shareholders of Star 26 Capital Inc. and Menachem Shalom, the representative of such shareholders	Form 8-K	10.1	September 16, 2025
10.42	Common Stock Purchase Agreement dated as of September 19, 2025 between Nukkleus Inc. and Esousa Group Holdings, LLC	Form 8-K	10.1	September 19, 2025
10.43	Registration Rights Agreement dated as of September 19, 2025 between Nukkleus Inc. and Esousa Group Holdings, LLC	Form 8-K	10.2	September 19, 2025
10.44	Amendment to Stock Purchase Agreement, dated December 30, 2025, by and among Nukkleus Inc., Nukk Picolo Ltd., Tiltan Software Engineering Ltd., and Arie Shafir	Form 8-K	10.1	December 30, 2025
10.45	Pledge Agreement, dated December 30, 2025, by and between Nukk Picolo Ltd. and Arie Shafir	Form 8-K	10.2	December 30, 2025
10.46	Escrow Agreement, dated December 30, 2025, by and among Nukkleus Inc., Arie Shafir and Adv. Lior Hinkus, as escrow agent.	Form 8-K	10.3	December 30, 2025
10.47	Assignment from Star 26 Capital, Inc. to each of the shareholders, dated January 12, 2026	Form 8-K	10.44	January 13, 2026
10.48	Stock Purchase Agreement dated January 15, 2026 between Nukkleus Inc. and Elad Defense LLC	Form 8-K	10.45	January 16, 2026
10.49+*	Nukkleus Inc. 2025 Equity Incentive Plan
14.1	Code of Ethics	Form 10-KT	14.1	May 8, 2025
19.1	Insider Trading Policy	Form 10-K/A	19.1	April 14, 2025
21.1+	List of Subsidiaries
23.1+	Consent of Green Growth CPA
23.2+	Consent of McDermott Will & Schulte LLP (included in Exhibit 5.1)
23.3+	Consent of BARZILY AND CO., CPA’s
23.4+	Consent of KPMG Somekh Chaikin
97.1	Policy for the Recovery of Erroneously Awarded Compensation adopted April 8, 2025	Form 10-K/A	97.1	April 14, 2025
99.1	Policy on Granting Equity Awards	Form 10-KT	99.1	May 8, 2025
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.
107+	Filing Fee Table

+	To be filed by amendment.
*	Indicates management contract or compensatory plan or arrangement.
#	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

(b) Financial Statement Schedules

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this prospectus.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

(B) Paragraphs (a)(1)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on             , 2026.

NUKKLEUS, INC.

By:
Menachem Shalom
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Menachem Shalom as his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

	Chief Executive Officer and Director	, 2026
Menachem Shalom	(Principal Executive Officer)

	Chief Financial Officer	, 2026
Morel Levi	(Principal Financial Officer)

	Director	, 2026
David Rokash

	Director	, 2026
Tomer Nagar

	Director	, 2026
Aviya Volodarsky

	Director	, 2026
Reuven Yeganeh